As filed with the Securities and Exchange Commission on September 19, 2013

Registration No. 333-190699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

RE/MAX Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6531	80-0937145
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5075 South Syracuse Street

Denver, Colorado 80237

(303) 770-5531

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Geoffrey D. Lewis

Executive Vice President and Chief Legal and Compliance Officer

5075 South Syracuse Street

Denver, Colorado 80237

(303) 770-5531

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gavin B. Grover, Esq. David B. Strong, Esq. John M. Rafferty, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105 Tel: (415) 268-7000 Fax: (415) 268-7522	Deanna L. Kirkpatrick, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: (212) 450-4000 Fax: (212) 701-5800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Title of Each Class of Securities to be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.0001 par value	11,500,000	$21.00	$241,500,000	$32,940.60

(1)	Includes 1,500,000 shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	This Amendment No. 2 increases the maximum aggregate offering price from $100,000,000 to $241,500,000. The registrant previously paid $13,640 pursuant to Rule 457(o) under the Securities Act of 1933, as amended, in connection with the registration of $100,000,000 worth of Class A Common Stock in the initial filing of this registration statement on August 16, 2013. The previously paid registration fee is offset against the registration fee otherwise due for this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 19, 2013.

10,000,000 Shares

RE/MAX®

RE/MAX Holdings, Inc.

Class A Common Stock

RE/MAX Holdings, Inc. is offering 10,000,000 shares of its Class A common stock. This is our initial public offering of shares of Class A common stock and prior to this offering, there has been no public market for our Class A common stock. We estimate that the initial public offering price will be between $19.00 and $21.00 per share. We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol "RMAX."

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act and, as such, may elect to comply with certain reduced reporting requirements after this offering.

Investing in our Class A common stock involves significant risks. See "Risk Factors" beginning on page 25 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us(1)	$	$

(1) We have agreed to reimburse the underwriters for certain FINRA-related expenses. See "Underwriters."

We have granted the underwriters the right to purchase up to an additional 1,500,000 shares of Class A common stock to cover over-allotments at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of Class A common stock to purchasers on , 2013.

Morgan Stanley **BofA Merrill Lynch** **J.P. Morgan**

William Blair **RBC Capital Markets** **JMP Securities**

, 2013.

90,000+	6,300+	90+	#1	#1	1.3 million
SALES AGENTS[1]	OFFICES[1]	COUNTRIES[1]	MARKET SHARE	NAME IN REAL ESTATE	TRANSACTION SIDES
Avg. nearly 13 yrs. experience[2]	Entrepreneurial culture	More than any competitor	In U.S. & Canada since 1999[3]	Unaided brand awareness[4]	2012 worldwide

NOBODY SELLS MORE REAL ESTATE THAN

RE/MAX®

1 As of 8/31/13.
2 Worldwide, as of 12/31/12.
3 As measured by total residential transaction sides.
4 MMR Strategy Group study of unaided awareness in U.S. and Canada.

Through and including                 , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters have done anything that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the U.S.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Before making an investment decision, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Unless we state otherwise, the terms “we,” “us,” “our,” “RE/MAX,” and the “Company,” refer to RE/MAX Holdings, Inc., a newly formed Delaware corporation, and its consolidated subsidiaries after giving effect to the reorganization transactions to be completed in connection with the consummation of this offering (the “Reorganization Transactions”) as described in “Organizational Structure and Reorganization.” Prior to the Reorganization Transactions, these terms refer to RMCO, LLC (“RMCO”), a Delaware limited liability company, and its consolidated subsidiaries. We refer to RIHI, Inc., a Delaware corporation (“RIHI”), and to Weston Presidio V, L.P. (“Weston Presidio”), in their capacities as the current owners of RMCO prior to the Reorganization Transactions, collectively, as our “existing owners.” RIHI is majority owned and controlled by David Liniger, our Chairman and Co-Founder, and by Gail Liniger, our Vice Chair and Co-Founder. Margaret Kelly, our Chief Executive Officer and a director, and Vincent Tracey, our President and a director, hold minority ownership interests in RIHI. Unless we state otherwise, the information in this prospectus gives effect to the Reorganization Transactions described in “Organizational Structure and Reorganization.”

In this prospectus, when we refer to our activities relating to the franchising of real estate brokerage services, this includes franchising of both residential and commercial real estate brokerage services. When we refer to a “transaction side” in this prospectus, we mean acting as the buying agent or the selling agent on a real estate sales transaction; if the agent acted as both the buyer’s agent and the seller’s agent on a particular real estate sales transaction, then that agent would have served on two transaction sides for such sale. Additionally, we use the terms “franchisee,” “broker” and “broker-owner” interchangeably to refer to the owner of the right to operate a RE/MAX-branded brokerage office.

Our Company

We are one of the world’s leading franchisors of real estate brokerage services. Our business strategy is to recruit and retain agents and sell franchises. Our franchisees operate under the RE/MAX brand name, which has held the number one market share in the U.S. and Canada since 1999 as measured by total residential transaction sides completed by our agents. Accordingly, our company slogan is “Nobody sells more real estate than RE/MAX.” The RE/MAX brand has the highest level of unaided brand awareness in real estate in the U.S. and Canada according to a 2013 survey by MMR Strategy Group, and our iconic red, white and blue RE/MAX hot air balloon is one of the most recognized real estate logos in the world.

The RE/MAX brand is built on the strength of our global franchise network which is designed to attract and retain the best-performing and most experienced agents by maximizing their opportunity to retain a larger portion of their commissions in exchange for fixed fees and a share of the offices’ overhead expense. As a result of this agent-centric approach, we believe that our agents are substantially more productive than the industry average. We consider agent count and agent productivity to be key measures of our business performance as the majority of our revenue is derived from fixed, contractual fees and dues paid to us based on the number of agents in our franchise network.

RE/MAX was founded in 1973 by David and Gail Liniger with an innovative, entrepreneurial culture affording our agents and franchisees the flexibility to operate their businesses with great independence. This business strategy led to a 33-year period of uninterrupted growth, highlighted in the charts below, as RE/MAX added large numbers of franchises and agents in the U.S., Canada and around the world. Today, the RE/MAX brand operates in more countries than any other real estate brokerage brand in the world.

Over 90,000 Agents	Over 6,300 Offices	Over 90 Countries
Number of Agents	Number of Offices	Number of Countries

*	Through August 31, 2013

We grew our total agent count at a compound annual growth rate (“CAGR”) of 30% from our founding to a peak of approximately 120,000 agents in 2006. Our agent count declined approximately 26.8% from 2006 through 2011 as real estate transaction activity declined during the U.S. real estate downturn and economic recession, but we have returned to growth with a net gain of 1,532 agents during 2012 (of which 651 agents were in the U.S.), as the U.S. housing recovery took hold and real estate transaction activity began to rebound. We have accelerated our growth in 2013 with a net gain of 3,466 agents through August 31, 2013 (of which 2,110 agents were in the U.S.), as the upturn has gained momentum.

With approximately 74% of our 2012 revenue coming from the U.S., we believe that we are well positioned to benefit from a continuing recovery in the U.S. housing market. Further, with approximately 17% of our 2012 revenue coming from Canada, where RE/MAX has the leading market share among residential brokerage firms, we also expect to benefit from a continuation of generally stable Canadian housing market trends.

As a franchisor, we maintain a low fixed-cost structure, which enables us to generate high margins and helps us drive significant operating leverage through incremental revenue growth.

(1)	Adjusted EBITDA includes adjustments to EBITDA for (gain) loss on sale of assets and sublease, loss on extinguishment of debt, stock based compensation, deferred rent adjustments, salaries paid to David and Gail Liniger that we will not continue to pay following the consummation of this offering, and acquisition transaction costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion of Adjusted EBITDA and a reconciliation of the differences between Adjusted EBITDA and net income (loss).

(2)	Net loss in the year ended December 31, 2010 was primarily attributable to (i) a loss on the early extinguishment of debt resulting from the repayment of our prior senior debt facility stemming from issuance costs and the unamortized debt discount related to such facility and (ii) a loss incurred in the sale of our corporate headquarters office building. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2010 vs. Year Ended December 31, 2011.”

Market Opportunity

We operate in the real estate brokerage franchise industry in more than 90 countries, including the U.S. and Canada.

U.S. and Canadian Real Estate Brokerage Industry Overview. Based upon U.S. Census and Federal Reserve data and existing home sales information from the National Association of Realtors (“NAR”), the U.S. residential real estate industry is an approximately $1.15 trillion market based on 2012 sales volume and represents the largest single asset class in the U.S. with a value of approximately $18 trillion. The U.S. housing market has entered a period of recovery in 2012 which has accelerated during 2013.

Following a brief downturn in 2008, the real estate industry in Canada has remained relatively steady over the last four years, which is a trend we expect will continue.

Cyclical Nature. The residential real estate industry is cyclical in nature but has shown strong long-term growth. From the second half of 2005 through 2011, the U.S. real estate industry experienced a significant downturn, with existing home sale transactions declining by 40% and the median home sale price declining by 24%.

NAR is forecasting that (i) in 2013, existing home sales will increase by 8.3% to 5.0 million units and median existing home sale prices will increase by 10.6%, each as compared to 2012; and (ii) in 2014, existing home sales will increase by 2.5% to 5.2 million units and median existing home sale prices will increase by 5.7%, each as compared to 2013.

We believe we are well-positioned to benefit from an increase in our agent count as a result of the current U.S. economic recovery and the rebound in the U.S. housing sector which appears to be gaining momentum. As illustrated below, the number of existing home sale transactions in the U.S. has generally increased during periods of economic recovery:

U.S. Existing Home Sales

(in thousands)

Existing Home Sales

Source: National Association of Realtors

Favorable Long-term Demand. We believe that long-term demand for housing in the U.S. is primarily driven by the economic health of the domestic economy, low interest rates, and local factors such as demand relative to supply, and that the residential real estate market in the U.S. will also benefit over the long term from the following fundamental factors:

•	a return to levels of historical norms in home sales;

•	improved home affordability;

•	increasing household formations, including as a result of immigration and population growth;

•	an increase in home values; and

•	generational housing shifts related to retirement and adult children moving out of parents’ homes.

Our Franchise Structure

Franchise Organizational Model. We function under the following franchise organizational model, with nearly all of the RE/MAX branded brokerage office locations being operated by franchisees:

Franchise Tier	Description

RE/MAX	Owns the right to the RE/MAX brand and sells franchises and franchising rights.

Regional Franchise Owner	Owns rights to sell brokerage franchises in a specified region. Current network of 162 regions globally. In the U.S. and Canada, RE/MAX owns 10 of 32 regional franchises, representing 46% of our U.S. and Canada agent count (each a “Company-owned Region”). The remaining 22 regional franchises, representing 54% of our U.S. and Canada agent count, are regions where regional franchise rights are held by independent owners (each an “Independent Region”). We intend to use a portion of the proceeds of this offering to reacquire regional RE/MAX franchise rights in the Central Atlantic and Southwest regions, increasing Company-owned Regions to approximately 54% of our U.S. and Canada agent count.

Franchisee (or Broker-Owner)	Owns the right to operate a RE/MAX-branded brokerage office, list properties and recruit agents. Over 6,300 offices globally.

Agent (or Sales Associate)	Branded independent contractors who operate out of local franchise brokerage offices. Approximately 90,000 agents globally.

Our Market Position. We attribute our success to our ability to recruit and retain experienced and productive agents and sell franchises. Our approach to sustained agent recruiting and retention and franchise sales is dependent upon two key elements of our unique business model: (i) creating and maintaining a premier market presence in the real estate brokerage industry worldwide, and (ii) creating and maintaining RE/MAX’s unique “growth engine.”

Premier Market Presence. We believe that we offer agents and franchisees a compelling market presence in the real estate brokerage industry through the combination of the following six attributes:

•	leading unaided brand awareness;

•	highly experienced and productive agents;

•	leading market share;

•	world-class web presence;

•	high level of customer satisfaction; and

•	strong community citizenship.

RE/MAX “Growth Engine.” The RE/MAX Growth Engine is a virtuous circle whereby all of the key stakeholders in our franchise network—our franchisees, agents and RE/MAX—benefit from mutual investment and participation in the RE/MAX network or, as we say in RE/MAX, “Everybody wins.” By building our leading brand around an agent-centric model, we believe we are able to attract and retain highly productive agents and motivated franchisees. As a result, our agents and franchisees help to further enhance our brand and market share, expand our franchise network, and ultimately grow our revenue, as illustrated below:

The RE/MAX Growth Engine leads to the following unique benefits for our franchisees and agents and RE/MAX:

RE/MAX Franchisee and Agent Benefits	RE/MAX Benefits

•    Affiliation with the best brand in the real estate industry

•    Entrepreneurial culture

•    High agent commission split and low franchise fees

•    Access to our lead referral system which is supported by our high traffic websites

•    Comprehensive, award-winning training programs

•    Network effect drives brand awareness

•    Franchise fee structure provides recurring revenue streams

•    Franchise model—highly profitable with low capital requirements—leads to strong cash flow generation and high margins

Our Revenue Model

The majority of our revenue is derived from a stable set of fees paid by our agents, franchisees and regional franchise owners.

Our revenue streams are illustrated in the following chart:

Revenue Streams as Percentage of 2012 Total Revenue

Continuing Franchise Fees. In the U.S. and Canada, continuing franchise fees are fixed contractual fees paid monthly by regional franchise owners in Independent Regions or franchisees in Company-owned Regions to RE/MAX based on the number of agents in the franchise region or the franchisee’s office.

Annual Dues. Annual dues are the membership fees which agents pay to be a part of the RE/MAX network and brand. Annual dues are a flat fee of US$390 for U.S. agents and C$390 for Canadian agents, paid directly to RE/MAX. Annual dues revenue is driven by the number of agents in our network.

Broker Fees. Broker fees are assessed to the broker against real estate commissions paid by customers when an agent sells a home. Agents pay a negotiated percentage of these earned commissions to the broker in whose office they work. Broker fees vary based upon the overall health of the real estate industry and the volume of existing home sales in particular. While this revenue stream is more variable than our continuing franchise fees and annual agent dues, it provides us with incremental upside during a real estate market recovery.

Franchise Sales and Other Franchise Revenue. Franchise sales and other franchise revenue is primarily comprised of:

•

Franchise Sales. Franchise sales consists of revenue from sales and renewals of individual franchises from Company-owned Regions and Independent Regions, as well as regional master franchises in the U.S. and Canada and in international markets. We receive only a portion of the revenue from the sales and renewals of individual franchises from Independent Regions.

•

Other Franchise Revenue. Other franchise revenue includes revenue from preferred marketing arrangements and approved supplier programs with third parties, including mortgage lenders and other real estate service providers, as well as event-based revenue from training and other programs, including our annual convention in the U.S.

Brokerage Revenue. Brokerage revenue principally represents fees assessed by our owned brokerages for services provided to their affiliated real estate agents. We have owned brokerage offices solely in the U.S. that represent less than 1% of the over 3,300 real estate brokerage offices that operate under the RE/MAX brand name in the U.S.

International Revenue. Outside the U.S. and Canada, revenue earned from all the aforementioned revenue streams is substantially lower.

Revenue Per Agent in U.S. and Canada Owned and Independent Regions. We receive a higher amount of revenue per agent in our Company-owned Regions than in our Independent Regions. In 2012, the annual revenue per agent in our Company-owned Regions in the U.S. and Canada was approximately $2,288, whereas the average annual revenue per agent in our Independent Regions was approximately $803.

*	Based on actual revenue per agent for the year ended December 31, 2012 and does not take into account the acquisition of certain assets of RE/MAX of Texas.

Our Agent-Centric Approach

We believe that our agent-centric approach enables us to attract and retain highly effective agents and motivated franchisees to our network and drive growth in our business and profitability.

•	High Value Proposition to Agents and Franchisees. We have built a franchise model designed to provide the following unique combination of benefits to our franchisees and agents:

•

Affiliation with the Best Brand in Residential Real Estate. The RE/MAX brand has held number one market share as measured by total residential transaction sides completed by our agents in both the U.S. and Canada since 1999.

•

Entrepreneurial, High Performance Culture. We provide our franchisees and agents with a vast array of industry leading tools, resources and support, but allow them autonomy to run their businesses independently. Our approach gives them the freedom generally to set commission rates and oversee local advertising in order to best meet the needs of their particular markets and circumstances. As we say to our agents, they are “in business for themselves, but not by themselves.”

•

High Agent Commission Fee Split and Low Franchise Fees. In the RE/MAX franchise network, the agent generally retains a high percentage of commissions in exchange for paying a pre-agreed sum to share in overhead and other fixed costs of the brokerage, a model that is highly attractive to high-producing agents.

•

Lead Referral Systems Supported by High Traffic Websites. We provide an attractive lead referral system to our agents free of referral fees and believe this is a major competitive advantage in that no other national real estate brand provides their agents with comparable access to free leads. Our lead referral system, LeadStreet® is supported by our award winning high-traffic websites, including remax.com, global.remax.com, theremaxcollection.com and remaxcommercial.com, which collectively attracted over 52 million visits in 2012 according to Experian Marketing Services Hitwise data and have generated over 12.4 million free leads for our agents since 2006.

•

RE/MAX University® Training Programs. RE/MAX is an industry leader in providing comprehensive education programs for franchisees and agents that are aimed at helping our global network of agents deliver the best service possible to their existing and potential new customers.

•

Highly Productive and Experienced Agents. Our franchise model is designed to attract and retain the most productive and experienced network of agents in real estate. The productivity of our agents is a key driver in the success of our franchisees. This dynamic reinforces itself as high performing agents benefit from being associated with successful brokerage offices in their local markets.

•

High Performing Agents. The RE/MAX network has sold more real estate than any other brand every year since 1999. We have achieved this level of productivity with fewer agents and offices than some major competitors. Closely-tracked surveys of large brokerages, such as the Real Trends 500 survey and the Real Trends Canadian 250 survey have for several years demonstrated that RE/MAX agents average more transactions per agent than any other national brand in both the U.S. and Canada.

2013 Real Trends U.S. 500 Survey: Transactions Per Agent	2013 Real Trends Canadian 250 Survey: Transactions Per Agent

Source: 2013 Real Trends 500 Survey of the largest brokerages, containing 2012 data	Source: 2013 Real Trends Canadian 250 Survey of the largest brokerages, containing 2012 data

•	Agent Experience. Our agents average nearly 13 years of real estate experience and seven and a half years as a RE/MAX agent.

•

Agent Expertise. RE/MAX agents lead the industry in many key professional designations, and RE/MAX University further enhances our agent expertise by equipping agents with advanced training in specialty areas of real estate. Across our agent base, professional designations correlate with higher median agent commissions.

•	High-earning agents. We believe RE/MAX agents earn among the highest median gross incomes in the industry.

•	In 2012, the median annual commission income for U.S. RE/MAX agents was $63,482, which was 46% higher than the median annual income for U.S. realtors according to NAR.

•	In Canada, the median annual commission income for RE/MAX agents in 2012 was C$92,271.

Our Competitive Strengths

We attribute our success to the following competitive strengths:

Premier Market Presence. We believe we have the best brand worldwide in the real estate brokerage industry, which allows us to attract the most experienced and productive agents and to grow our market presence both in the U.S. and worldwide. We further believe that we offer agents and franchisees a compelling Premier Market Presence in the real estate brokerage industry through the combination of:

•	leading brand name awareness;

•	highly experienced and productive agents;

•	leading market share;

•	high-traffic web presence;

•	high level of customer satisfaction; and

•	strong community citizenship.

Premier Global Brand. Our presence in over 90 countries provides a unique competitive advantage, as no other real estate network matches our global footprint. We believe we have established the leading global brand in residential real estate and that our scale and market penetration create top of mind awareness with consumers and potential agents throughout the world. Our international scale provides opportunities for us to grow agent counts in fast growing markets around the globe. In addition, our network of agents and listings around the world benefits our franchise network in the U.S. and Canada through access to international listings and lead generation. Our website global.remax.com allows sellers around the world to promote their properties to potential buyers using local language and currency conversion to enhance a listing’s effectiveness.

Growing Agent and Franchise Presence. We believe that our history of sustained agent and franchise growth coupled with our position as the leading residential real estate brand in the U.S. enables us to capitalize on the continuing recovery in the U.S. housing market.

Sustained Increases in Agent Count. From our founding in 1973, we grew our total agent count at a CAGR of 30% to approximately 120,000 agents at the peak of the most recent housing cycle in 2006. We have recently returned to a period of agent growth in the U.S. in 2012 and 2013. We believe this trend will continue as the U.S. housing recovery gains momentum.

Franchise Growth. We have a successful record of long term growth in the number of our franchises globally, with more than 6,300 offices and a presence in more than 90 countries. We increase our franchises through the sale of both individual offices and regional master franchises. In 2012, we sold 739 franchises globally, and we expect to sell an equal or greater number of franchises in 2013.

Benefits of Our Franchise Financial Model. The majority of our revenue is derived from fixed contractual fees and dues paid by our agents, franchisees and regional franchise owners. As a franchisor, we maintain a low fixed cost structure which requires little additional investment as we add franchisees and agents. Accordingly, incremental increases in agents and franchisees drive additional revenue and Adjusted EBITDA. This also allows us to deliver consistently high margins over market cycles and in 2012, our Adjusted EBITDA and net income margins were 46% and 23%, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion of Adjusted EBITDA and a reconciliation of the differences between Adjusted EBITDA and net income (loss). Further, given that our franchise model requires little capital investment, we are able to generate strong cash flow as well.

Committed, Experienced and Passionate Leadership Team. Our senior management leadership team has an average of 18 years of experience working together as a team while building RE/MAX into the global organization it is today. Margaret Kelly, who has served as our Chief Executive Officer since 2005, started with the company in 1987, and Vincent Tracey, who has served as our President since 2005, started with the company in 1977. David Metzger, Executive Vice President, Chief Operating Officer and Chief Financial Officer joined RE/MAX in 2007. Our senior management leadership team also includes Mike Ryan, our Executive Vice President, Global Communications and Branding, who joined us in 1994, and Geoff Lewis, our Executive Vice President, Chief Legal and Compliance Officer, who joined us in 2004. We believe our senior management team and our founders, David and Gail Liniger, have been key drivers of our success and position us well for continued long-term growth.

Our Growth Strategy

We intend to leverage our market leadership in the residential real estate brokerage industry in the U.S. and Canada through various growth initiatives. The key elements of our growth strategy include:

Capitalize on the Recovery in the U.S. Residential Real Estate Market and Increase Our Agent Count. The number of agents in the residential real estate industry is highly correlated to overall transaction activity. Since 2006, the residential real estate industry across the globe, and especially in the U.S., experienced a historic downturn, including a significant decline in the number of agents in the business. Based on our experience, we believe strengthening market conditions in the U.S. will enable us to sell more franchises and recruit and retain higher numbers of productive agents, increasing our revenue and profitability. We experienced agent losses during the downturn, but we returned to a period of net agent growth in 2012 and our growth in agent count has accelerated in 2013.

Drive Continuing Franchise Sales Growth and Agent Recruitment and Retention. Our business strategy is to continue to sell franchises and recruit and retain agents:

•

We sold 739 franchises in 2012 and intend to continue adding franchises in new and existing markets, and as a result, increase our global market share and brand awareness. In the U.S., we believe we will increase the sales of our franchises as the U.S. housing recovery continues. We believe we are also well-positioned to further grow the number of our franchises outside the U.S. and Canada, where the growth potential for the RE/MAX brand is substantial, particularly in faster growing international markets. In 2012 and 2013, we expanded into several new markets outside of the U.S. and Canada, including China and Hong Kong in 2012 and South Korea in July 2013.

•

We intend to continue to focus on recruitment and retention of agents, as each incremental agent leverages our existing infrastructure allowing us to drive additional revenue at little incremental cost.

Reacquire Independent RE/MAX Regional Franchises. We intend to continue to pursue reacquisitions of the regional RE/MAX franchise rights in a number of Independent Regions in the U.S. and Canada. The reacquisition of a regional franchise substantially increases our revenue per agent and provides an opportunity for us to drive enhanced profitability, as we receive a higher amount of revenue per agent in our Company-owned Regions than in our Independent Regions. For example, we can establish operational efficiencies and improvements in financial performance of a reacquired region by leveraging our existing infrastructure and experience.

We currently franchise directly in Company-owned Regions representing 46% of our agents in the U.S. and Canada combined, while the remaining 54% of our U.S. and Canada combined agent count operate in 22 Independent Regions. We intend to use a portion of the proceeds of this offering to acquire the Central Atlantic and Southwest regional franchises in the U.S., which had an aggregate of 5,885 agents as of August 31, 2013. These acquisitions will increase our Company-owned Regions to approximately 54% of our U.S. and Canada agent count and 12 out of 32 regions in the U.S. and Canada.

Franchise and Agent Fee Increases. Given the low fixed infrastructure cost of our franchise model, modest increases in aggregate fees per agent have a significant impact on our profitability. We are pursuing opportunities to increase our aggregate fees per agent over time in order to improve our results of operations.

Summary of Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider the following risks, including the risks discussed in “Risk Factors,” before buying shares of our Class A common stock.

•	The residential real estate market is cyclical and we are negatively impacted by downturns in this market and general global economic conditions.

•

The lack of financing for homebuyers in the U.S. residential real estate market at favorable rates and on favorable terms could have a material adverse effect on our financial performance and results of operations.

•	We may fail to successfully execute our strategies to grow our business, including growing our agent count.

•

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to grow our business, particularly in new markets where we have limited brand recognition.

•	Loss or attrition among our senior management, including our Chief Executive Officer and our Chairman and Co-Founder, could adversely affect our operations.

•	Competition in the residential real estate business is intense and may adversely affect our financial performance.

•	The failure to attract and retain highly qualified franchisees could compromise our ability to pursue our growth strategy.

•	Our financial results are affected directly by the operating results of franchisees and agents, over whom we may not have direct control.

•	Our franchisees and agents could take actions that could harm our business.

•	We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business and financial condition.

Corporate Information

RE/MAX Holdings, Inc., the issuer of Class A common stock in this offering, is a Delaware corporation. Our principal executive offices are located at 5075 South Syracuse Street, Denver, Colorado 80237. Our telephone number is (303) 770-5531. Our website is www.remax.com. Our website is provided as an inactive textual reference. The contents of our website are not incorporated by reference herein or otherwise a part of this prospectus.

Organizational Structure and Reorganization

Immediately following this offering and the related Reorganization Transactions, the holders of our Class A common stock will collectively own 100% of the economic interests in RE/MAX Holdings, Inc. and have 20.50% of the voting power of RE/MAX Holdings, Inc. RIHI will have the remaining 79.50% of the voting power of RE/MAX Holdings, Inc. through ownership of 100% of the outstanding shares of our Class B common stock.

We will be a holding company and our sole asset will be approximately 34.02% of the common units in RMCO. One of our existing owners, RIHI, will own the remaining 65.98% of the common units in RMCO, each of which will be redeemable at the holder’s election for, at our option, newly issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to the market price of one share of our common stock. Our only business will be acting as the sole manager of RMCO and, in that capacity, we will operate and control all of the business and affairs of RMCO and we will consolidate the financial results of RMCO and its subsidiaries.

We intend to use approximately $27.3 million of the net proceeds of this offering to reacquire regional RE/MAX franchise rights in the Southwest and Central Atlantic regions of the U.S. through the acquisition of the business assets of HBN, Inc. (“HBN”) and Tails, Inc. (“Tails”). See “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Managed Region Acquisitions.” Following our acquisition of the business assets of HBN and Tails, we will contribute such assets to RMCO in exchange for a number of newly issued common units of RMCO worth approximately $27.3 million. We intend to use the remainder of the net proceeds of this offering to purchase newly issued common units of RMCO from RMCO.

RMCO will use a portion of the net proceeds it receives from us to first redeem all of the outstanding preferred membership units in RMCO held by Weston Presidio and to satisfy a $49.8 million liquidation preference associated with those preferred membership units. Following RMCO’s redemption of all of the outstanding preferred membership units in RMCO from Weston Presidio, RMCO will use the remaining net proceeds of this offering to redeem common units of RMCO from our existing owners, RIHI and Weston Presidio. RMCO will use $70.5 million to fully redeem those common units held by Weston Presidio, and approximately $29.4 million to redeem common units held by RIHI.

The diagram below depicts our organizational structure immediately after this offering and the related Reorganization Transactions.

(1)	RIHI is a Delaware corporation that is majority owned and controlled by David Liniger, our Chairman and Co-Founder, and Gail Liniger, our Vice Chair and Co-Founder. Margaret Kelly, our Chief Executive Officer and a director, Vincent Tracey, our President and a director, and Daryl Jesperson, a director, hold minority ownership interests in RIHI.
(2)

RIHI will have 79.50% of the voting power of RE/MAX Holdings, Inc. through its ownership of one share of Class B common stock of RE/MAX Holdings, Inc. (or 75.73% if the underwriters exercise their over-allotment option in full).

(3)	Public investors holding 98.83% of the shares of Class A common stock of RE/MAX Holdings, Inc. will collectively own 98.83% of the initial economic interests in RE/MAX Holdings, Inc. (or 98.98% if the underwriters exercise their over-allotment option in full) and have 20.25% of the voting power of RE/MAX Holdings, Inc. (or 24.02% of the voting power if the underwriters exercise their over-allotment option in full). Recipients of grants made in connection with this offering will collectively own 1.17% of the remaining shares of Class A common stock (or 1.02% if the underwriters exercise their over-allotment in full) and have 0.25% of the voting power of RE/MAX Holdings, Inc. (which will remain at approximately 0.25% if the underwriters exercise their over-allotment option in full). Immediately following the offering, shares of Class A common stock will be reserved for issuance to our employees, directors and consultants and to employees, directors and consultants of any affiliated entity, including RMCO, in an amount equal to five percent of our fully diluted capitalization after this offering, under the RE/MAX Holdings, Inc. 2013 Omnibus Incentive Plan (the “2013 Stock Incentive Plan”), a stock incentive plan that we intend to adopt in connection with this offering. In addition, we have reserved 787,500 shares issuable upon the exercise of vested stock options that we will grant in substitution of options that were granted by RMCO.
(4)	RE/MAX Holdings, Inc. is a Delaware corporation.
(5)	RIHI will hold 19,626,330 common units in RMCO, representing 65.98% of the total number of common units in RMCO that will be outstanding immediately after the offering (or 18,126,330 common units in RMCO, representing 60.94% if the underwriters exercise their over-allotment option in full). Each common unit held by RIHI will be redeemable, at the election of RIHI, for, at RE/MAX Holdings, Inc.’s option, newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the market price of one share of Class A common stock (subject to customary adjustments, including conversion rate adjustments, underwriting discounts, commissions and adjustments for stock splits, stock dividends and reclassifications). If, immediately after this offering, RIHI had all of its common units in RMCO redeemed for newly issued shares of Class A common stock, RIHI would own approximately 65.98% shares of our Class A common stock (or 60.94% if the underwriters exercise their over-allotment option in full).
(6)	RE/MAX Holdings, Inc. will be the managing member of RMCO and will hold 10,118,750 common units in RMCO, representing 34.02% of the total number of common units in RMCO that will be outstanding immediately after the offering (or 11,618,750 common units in RMCO, representing 39.06% if the underwriters exercise their over-allotment option in full). If, immediately after this offering, RIHI had all of its common units in RMCO redeemed for newly issued shares of Class A common stock, RE/MAX Holdings, Inc. would own 100.00% of the common units in RMCO.
(7)	RMCO is a Delaware limited liability company.
(8)	RE/MAX conducts its business activities through its various domestic and international operating subsidiaries.

For more information regarding our historical organizational structure and the Reorganization Transactions that will occur in connection with the completion of this offering, see “Organizational Structure and Reorganization.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in market value of outstanding common equity held by our non-affiliates, as measured on the last day of our second fiscal quarter of the previous fiscal year, (ii) been public for at least 12 months and (iii) filed at least one annual report under the Exchange Act).

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”), for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

THE OFFERING

Class A common stock offered by us	10,000,000 shares.

Option to purchase additional shares	If the underwriters sell more shares than the total number set forth above, the underwriters have an option to buy up to an additional 1,500,000 shares from us to cover such sales. They may exercise that option for 30 days.

Class A common stock to be outstanding after this offering	10,118,750 shares (or 29,745,080 shares if all outstanding RMCO common units held by our existing owners were redeemed for newly issued shares of Class A common stock on a one-for-one basis).

Class B common stock to be outstanding after this offering	One share.

Voting power held by holders of Class A common stock after giving effect to this offering	20.50% (or 100% if all outstanding RMCO common units held by our existing owners were redeemed for newly issued shares of Class A common stock on a one-for-one basis).

Voting power held by holders of Class B common stock after giving effect to this offering	79.50% (or 0% if all outstanding RMCO common units held by our existing owners were redeemed for newly issued shares of Class A common stock on a one-for-one basis).

Use of proceeds	The net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $177.0 million (or $205.2 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming an initial public offering price of $20.00 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus).

We intend to use approximately $27.3 million of the proceeds of this offering to reacquire regional RE/MAX franchise rights in the Southwest and Central Atlantic regions of the U.S. through the acquisition of the business assets of HBN and Tails. Following our acquisition of the business assets of HBN and Tails, we will contribute such assets to RMCO in exchange for a number of newly issued common units of RMCO worth approximately $27.3 million, at a price per common unit equal to the public offering price per share of our Class A common stock, less underwriting discounts. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Managed Region Acquisitions.”

We intend to use approximately $160.7 million of the proceeds of this offering (and any net proceeds received if the underwriters exercise their option to purchase additional shares of Class A common stock) to purchase newly issued common units of RMCO from RMCO at a price per common unit equal to the public offering price per share of our Class A common stock, less underwriting discounts. RMCO will use a portion of the proceeds it receives from us to first redeem all of the outstanding preferred membership units in RMCO held by Weston Presidio and to satisfy the $49.8 million liquidation preference associated with those preferred membership units. Following RMCO’s redemption of all of the outstanding preferred membership units in RMCO from Weston Presidio, RMCO will use $99.9 million (or $128.1 million if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) to redeem common units of RMCO from our existing owners, RIHI and Weston Presidio. RMCO will use $70.5 million to fully redeem those common units held by Weston Presidio, and $29.4 million to redeem common units held by RIHI. The price per common unit of RMCO paid by RMCO to our existing owners will equal the public offering price per share of our Class A common stock, less underwriting discounts. See “Organizational Structure and Reorganization—Reorganization Transactions” and “Use of Proceeds.”

Principal stockholders	Upon completion of this offering, RIHI will own one share, or 100%, of our outstanding Class B common stock, representing 79.50% of the voting power of our common stock.

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders.

The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of RE/MAX Holdings, Inc. that is equal to two times the aggregate number of common units of RMCO held by such holder. See “Description of Capital Stock—Common Stock—Class B Common Stock.”

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividend policy

We currently intend to declare quarterly dividends of approximately $0.0625 per share of Class A common stock after the completion of this offering. We currently expect the first quarterly dividend will be paid after completion of the fourth quarter of 2013. We expect that any dividends we declare will be funded by proportionate distributions by RMCO to us and RIHI in accordance with respective ownership percentages of common units. Whether we will declare such dividends, however, and their timing and amount, will be subject to approval and declaration by our board of directors and will depend on a variety of factors, including our financial results, cash requirements and financial condition, our ability to pay dividends under our debt financing agreements and any other applicable contracts, and other factors deemed relevant by our board of directors.

Because we are a holding company, our cash flow and ability to pay dividends are dependent upon the financial results and cash flows of our operating subsidiaries and the distribution or other payment of cash to us in the form of dividends or otherwise.

Redemption rights of holders of common units	Following this offering, each remaining common unit in RMCO held by RIHI may be redeemed at RIHI’s election in exchange for, at our option, newly issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to the market price of one share of our Class A common stock (subject to customary adjustments, including conversion rate adjustments, underwriting discounts, commissions and adjustments for stock splits, stock dividends and reclassifications). In connection with this offering, all of Weston Presidio’s preferred units and common units will be redeemed in exchange for cash and Weston Presidio will cease to be a member of RMCO. If, immediately following this offering, RIHI had all of its remaining common units in RMCO redeemed in exchange for newly issued shares of our Class A common stock, RIHI would own an aggregate of approximately 65.98% of all outstanding shares of our Class A common stock (or 60.94% if the underwriters exercise their over-allotment option in full).

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our Class A common stock.

Proposed NYSE trading symbol	“RMAX.”

Unless otherwise indicated, the information in this prospectus assumes that:

•	the Reorganization Transactions have occurred;

•

our amended and restated certificate of incorporation and amended and restated bylaws were adopted in connection with the completion of this offering, pursuant to which our board of directors will be divided into three classes, and other provisions described under “Description of Capital Stock” will become operative; and

•

the 118,750 restricted stock units to be granted to certain employees under the 2013 Stock Incentive Plan (assuming the initial offering price is $20.00 per share, which is the midpoint of the price range listed on the cover of this prospectus) in connection with this offering that shall be vested upon grant, but which underlying shares will not be issued until May 20, 2014, are included in the outstanding shares of our Class A common stock after this offering.

In this prospectus, unless otherwise indicated, the number of shares of our Class A common stock to be outstanding after this offering and other information based thereon excludes:

•	1,500,000 shares of our Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

•

787,500 shares of our Class A common stock issuable upon the exercise of currently exercisable options (upon substitution of options to acquire our Class A common stock for currently outstanding RMCO unit options), at a weighted average exercise price of $3.60 per share (see “Executive Compensation—Equity Grants in Conjunction with this Offering”);

•

147,250 shares of our Class A common stock that will underlie awards of unvested restricted stock units we expect to grant under the 2013 Stock Incentive Plan upon the completion of this offering. See “Executive Compensation—Equity Grants in Conjunction with this Offering”;

•

shares of our Class A common stock reserved for future grants under the 2013 Stock Incentive Plan, which will equal five percent of our fully diluted capitalization after this offering, less the vested restricted stock units with respect to 118,750 shares of our Class A common stock issued to certain employees and the 147,250 unvested restricted stock units to be granted in connection with this offering to certain employees and directors. The total number of shares of Class A common stock to be available for grant under the 2013 Stock Incentive Plan, after giving effect to the expected grants in connection with this offering and assuming an initial public offering price of $20.00 per share, will be 1,334,728 shares. See “Executive Compensation—Employee Benefit and Stock Plans—2013 Stock Incentive Plan”; or

•

19,626,330 shares of our Class A common stock issuable upon redemption of 19,626,330 common units of RMCO (or, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, 18,126,330 shares of Class A common stock issuable upon redemption of 18,126,330 common units of RMCO) that will be held by RIHI immediately following this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents our summary historical consolidated financial data and operating statistics. The consolidated statement of operations data for the years ended December 31, 2010, 2011, and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2012 and 2013 and the consolidated balance sheet data as of June 30, 2013 have been prepared on the same basis as the audited consolidated financial statements and have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations as of the dates and for the periods indicated.

The summary historical consolidated financial data and operating statistics presented below should be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period. RMCO will be considered the predecessor of RE/MAX Holdings, Inc. for accounting purposes and the consolidated financial statements of RMCO will be the historical financial statements of RE/MAX Holdings, Inc. following this offering.

The summarized unaudited pro forma condensed consolidated financial data as of June 30, 2013 and for the year ended December 31, 2012 and six months ended June 30, 2013 have been prepared to give pro forma effect to the Reorganization Transactions described in “Organizational Structure and Reorganization,” the acquisition of certain assets of RE/MAX of Texas, the sale of shares in this offering, the reacquisition of regional franchise rights in the Southwest and Central Atlantic regions in the U.S. and the application of the net proceeds from this offering, as if they had been completed as of January 1, 2012 with respect to the pro forma consolidated statement of operations data and June 30, 2013 with respect to the pro forma balance sheet data. This data is subject, and gives effect, to the assumptions and adjustments described in the notes accompanying the unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Reorganization Transactions, the acquisition of certain assets of RE/MAX of Texas, the reacquisition of regional franchise rights in the Southwest and Central Atlantic regions in the U.S. and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial condition data or results of operations as of any future date or for any future period.

	Years Ended December 31,			Pro Forma	Six Months Ended June 30,		Pro Forma
				Year Ended December 31, 2012			Six Months Ended June 30, 2013
	2010	2011	2012		2012	2013
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except agent data)
Consolidated Statement of Operations Data:
Revenue:
Continuing franchise fees	$60,865	$57,200	$56,350	$66,777	$27,875	$30,944	$33,690
Annual dues	30,472	28,922	28,909	28,909	14,168	14,597	14,597
Broker fees	16,021	16,764	19,579	23,196	9,116	11,500	12,412
Franchise sales and other franchise revenue	15,709	19,354	22,629	23,903	11,000	12,747	13,024
Brokerage revenue	17,150	16,062	16,210	16,210	8,009	8,528	8,528

Total revenue	$140,217	$138,302	$143,677	$158,995	$70,168	$78,316	$82,251

Operating expenses:
Selling, operating and administrative expenses	81,353	85,291	84,337	94,399	43,214	47,983	49,627
Depreciation and amortization	16,735	14,473	12,090	17,466	6,443	7,432	8,285
Loss (gain) on sale of assets, net	3,719	67	1,704	1,704	(18)	44	44

Total operating expenses	101,807	99,831	98,131	113,569	49,639	55,459	57,956

Operating income	38,410	38,471	45,546	45,426	20,529	22,857	24,295
Other income (expenses):
Interest expense	(22,295)	(12,203)	(11,686)	(14,393)	(5,861)	(6,925)	(6,925)
Interest income	538	372	286	340	129	142	149
Foreign currency transaction gains (losses) net	167	(266)	208	208	(36)	(416)	(416)
Loss on early extinguishment of debt	(18,161)	(384)	(136)	(136)	(136)	(134)	(134)
Equity in earnings of investees	643	431	1,244	1,244	314	462	462

Total other income (expenses), net	(39,108)	(12,050)	(10,084)	(12,737)	(5,590)	(6,871)	(6,864)

Loss (income) before provision for income taxes	(698)	26,421	35,462	32,689	14,939	15,986	17,431
Provision for income taxes	(2,049)	(2,172)	(2,138)	(4,226)	(1,104)	(1,031)	(2,253)

Net (loss) income	(2,747)	24,249	33,324	28,463	13,835	14,955	15,178
Net (loss) income attributable to noncontrolling interests	(10,059)	—	—	21,568	—	—	11,501

Net income attributable to controlling interests	7,312	24,249	33,324	6,895	13,835	14,955	3,677
Accretion of Class A Preferred Units to estimated redemption amounts	23,453	10,307	15,288	—	6,831	79,672	—

Net (loss) income related to common stockholders/unitholders	$(16,141)	$13,942	$18,036	$6,895	$7,004	$(64,717)	$3,677

Net (loss) income per share:
Basic				$0.68			$0.36
Diluted				$0.64			$0.34
Weighted average shares outstanding:
Basic				10,118,750			10,118,750
Diluted				10,758,879			10,746,849
Other data:
Adjusted EBITDA(1)	$62,368	$59,281	$66,744	74,903	$29,405	$36,700	39,087
Agent count at period end	89,628	87,476	89,008	89,008	88,487	91,809	91,809

	As of June 30, 2013
	Actual	Pro Forma(2)
	(unaudited)	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$58,582	$58,582
Franchise agreements, net	72,406	95,920
Goodwill	70,817	73,303
Total assets	238,070	328,747
Long-term debt, including current portion	223,230	223,230
Redeemable preferred units	145,400	—
Total members’ deficit/stockholders’ equity attributable to RE/MAX Holdings, Inc.	—	218,324
Non-controlling interest	—	(189,938)
Total members’ deficit/stockholders’ equity	(169,094)	28,386

(1)	A reconciliation of Adjusted EBITDA to net income (loss) under accounting principles generally accepted in the U.S. (“GAAP”) is set forth below in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

We define Adjusted EBITDA as consolidated net income (loss) before depreciation and amortization, interest expense and provision for income taxes, adjusted for the impact of certain items that we do not consider representative of our ongoing operating performance. Because Adjusted EBITDA omits certain non-cash items and other infrequent cash charges, we believe that it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and other infrequent cash charges and is more reflective of other factors that affect our operating performance. We present Adjusted EBITDA because we believe it is useful as a supplemental measure in evaluating the performance of our operating businesses and provide greater transparency into our results of operations. Our management uses Adjusted EBITDA as a factor in evaluating the performance of our business. Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss) or other statement of operations data prepared in accordance with GAAP.

Adjusted EBITDA includes adjustments to consolidated net income (loss) before depreciation and amortization, interest expense and provision for income taxes, for (gain) loss on sale of assets and sublease, loss on extinguishment of debt, stock based compensation, deferred rent adjustments, salaries paid to David and Gail Liniger that we will not continue to pay following the consummation of this offering, expenses incurred in connection with this offering and acquisition transaction costs.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider Adjusted EBITDA either in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations are:

•	this measure does not reflect changes in, or cash requirement for, our working capital needs;

•	this measure does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	this measure does not reflect our income tax expense or the cash requirements to pay our taxes;

•	this measure does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often require replacement in the future, and these measures do not reflect any cash requirements for such replacements; and

•	other companies may calculate this measure differently so they may not be comparable.

(2)	Pro Forma amounts give effect to: (i) the Reorganization Transactions, including the substitution of outstanding options under the 2011 Unit Option Plan; (ii) this offering and the use of a portion of the proceeds as described in “Use of Proceeds,” including the reacquisition of regional franchise rights in the Southwest and Central Atlantic regions in the U.S.; (iii) the tax receivable agreements we will enter into with the existing owners; and (iv) the shares of our Class A common stock we expect to grant under the 2013 Stock Incentive Plan at the time of this offering.

RISK FACTORS

The purchase of our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the risks described elsewhere in this prospectus, including our consolidated financial statements and the related notes, before making a decision to invest in our Class A common stock. If any of these risks actually occur, our business, financial condition, operating results, cash flow and prospects may be materially and adversely affected. As a result, the trading price of our Class A common stock could decline and you could lose some or all of your investment.

Risks Related to Our Business and Industry

The residential real estate market is cyclical and we are negatively impacted by downturns in this market and general global economic conditions.

The residential real estate market tends to be cyclical and typically is affected by changes in general economic conditions which are beyond our control. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets, levels of unemployment, consumer confidence and the general condition of the U.S. and the global economy. The residential real estate market also depends upon the strength of financial institutions, which are sensitive to changes in the general macroeconomic environment. Lack of available credit or lack of confidence in the financial sector could impact the residential real estate market, which in turn could materially and adversely affect our business, financial condition and results of operations.

For example, the U.S. residential real estate market has only recently shown signs of recovery after having been in a significant and prolonged downturn, which began in the second half of 2005. Due to the cyclicality of the real estate market, we cannot predict whether the recovery will continue or if and when the market and related economic forces will return the U.S. residential real estate industry to a period of sustained growth. If the residential real estate market or the economy as a whole does not improve, we may experience adverse effects on our business, financial condition and liquidity, including our ability to access capital and grow our business.

Any of the following could be associated with cyclicality in the housing market by halting or limiting a recovery in the housing market, and have a material adverse effect on our business by causing periods of lower growth or a decline in the number of home sales and/or home prices which, in turn, could adversely affect our revenue and profitability:

•	continued high unemployment;

•	a period of slow economic growth or recessionary conditions;

•	weak credit markets;

•	a low level of consumer confidence in the economy and/or the residential real estate market;

•	instability of financial institutions;

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legislative, tax or regulatory changes that would adversely impact the residential real estate market, including but not limited to potential reform relating to Fannie Mae, Freddie Mac and other government sponsored entities (“GSEs”) that provide liquidity to the U.S. housing and mortgage markets;

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increasing mortgage rates and down payment requirements and/or constraints on the availability of mortgage financing, including but not limited to the potential impact of various provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) or other legislation and regulations that may be promulgated thereunder relating to mortgage financing, including restrictions imposed on mortgage originators as well as retention levels required to be maintained by sponsors to securitize certain mortgages;

•	excessive or insufficient regional home inventory levels;

•	renewed high levels of foreclosure activity, including but not limited to the release of homes already held for sale by financial institutions;

•	adverse changes in local or regional economic conditions;

•	the inability or unwillingness of homeowners to enter into home sale transactions due to negative equity in their existing homes;

•	a decrease in the affordability of homes;

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local, state and federal government laws or regulations that burden residential real estate transactions or ownership, including but not limited to changes in the tax laws, such as potential limits on, or elimination of, the deductibility of certain mortgage interest expense, the application of the alternative minimum tax, and real property taxes and employee relocation expense;

•	decreasing home ownership rates, declining demand for real estate and changing social attitudes toward home ownership; and/or

•	acts of God, such as hurricanes, earthquakes and other natural disasters that disrupt local or regional real estate markets.

The failure of the U.S. residential real estate market recovery to be sustained or a prolonged decline in the number of home sales and/or home sale prices could adversely affect our revenue and profitability.

The U.S. residential real estate market has recently shown signs of recovery after having been in a significant and prolonged downturn, which began in the second half of 2005. However, we do not know if this recovery will continue in the future or if and when the market and related economic forces will return the U.S. residential real estate industry to a period of sustained growth. A lack of a continued recovery or a prolonged decline in existing home sales, a decline in home sale prices or a decline in commission rates charged by our franchisees/brokers could adversely affect our results of operations by reducing the ongoing monthly fees we receive from our franchisees and our company owned brokerages and reduce the management fees charged by our company owned brokerages.

The lack of financing for homebuyers in the U.S. residential real estate market at favorable rates and on favorable terms could have a material adverse effect on our financial performance and results of operations.

Our business is significantly impacted by the availability of financing at favorable rates or on favorable terms for homebuyers, which may be affected by government regulations and policies. Certain potential reforms such as the U.S. federal government’s conservatorship of Fannie Mae and Freddie Mac, proposals to reform the U.S. housing market, attempts to increase loan modifications for homeowners with negative equity, monetary policy of the U.S. government, any rising interest rate environment and the Dodd-Frank Act may adversely impact the housing industry, including homebuyers’ ability to finance and purchase homes.

The monetary policy of the U.S. government, and particularly the Federal Reserve Board, which regulates the supply of money and credit in the U.S., significantly affects the availability of financing at favorable rates and on favorable terms, which in turn affects the domestic real estate market. Policies of the Federal Reserve Board can affect interest rates available to potential homebuyers. Further, we are affected by any rising interest rate environment. Changes in the Federal Reserve Board’s policies, the interest rate environment and mortgage market are beyond our control, are difficult to predict and could restrict the availability of financing on reasonable terms for homebuyers, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, the possibility of the elimination of the mortgage interest deduction could have an adverse effect on the housing market by reducing incentives for buying or refinancing homes and negatively affecting property values.

In addition, the reduction in government support for housing finance, including the winding down of Fannie Mae and Freddie Mac, further reduces the availability of financing for homebuyers in the U.S. residential real estate market. In connection with the U.S. federal government’s conservatorship of Fannie Mae and Freddie Mac, it has provided billions of dollars of funding to these entities in the form of preferred stock investments to backstop shortfalls in their capital requirements. The U.S. Treasury announced that it would accelerate the winding down of these entities, but no consensus has emerged in Congress concerning a successor, if any. Given the current uncertainty with respect to the current and further potential reforms relating to Fannie Mae and Freddie Mac, we cannot predict either the short or long term effects of such regulation and its impact on homebuyers’ ability to finance and purchase homes. In an effort to assist recovery of the housing market, the U.S. government has also attempted to increase loan modifications for homeowners with negative equity, but there can be no assurance that such measures will be effective.

Furthermore, during the past several years, many lenders have significantly tightened their underwriting standards, and many subprime and other alternative mortgage products are no longer being made available in the marketplace. If these trends continue and mortgage loans continue to be difficult to obtain, including in the jumbo mortgage markets, the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes will be adversely affected, which will adversely affect our operating results.

The Dodd-Frank Act, which was passed to more closely regulate the financial services industry, created an independent federal bureau of consumer financial protection, which enforces consumer protection laws, including mortgage finance. The Dodd-Frank Act also established new standards and practices for mortgage originators, including determining a prospective borrower’s ability to repay their mortgage, removing incentives for higher cost mortgages, prohibiting prepayment penalties for non-qualified mortgages, prohibiting mandatory arbitration clauses, requiring additional disclosures to potential borrowers and restricting the fees that mortgage originators may collect. In addition, the Dodd-Frank Act contained provisions that require GSEs, including Fannie Mae and Freddie Mac, to retain an interest in the credit risk arising from the assets they securitize. This may serve to reduce GSEs’ interest in or demand for mortgage loans, which could have a material adverse effect on the mortgage industry, which may reduce the availability of mortgages to certain borrowers.

While we are continuing to evaluate all aspects of the current state of legislation, regulations and policies affecting the domestic real estate market, we cannot predict whether or not such legislation, regulation and policies may result in increased down payment requirements, increased mortgage costs, and result in increased costs and potential litigation for housing market participants, any of which could have a material adverse effect on our financial condition and results of operations.

We may fail to successfully execute our strategies to grow our business, including increasing our agent count, expanding our network of franchises and agents, pursuing reacquisitions of the regional franchise rights in a number of RE/MAX regions in the U.S. and Canada and increasing franchise and agent fees, or we may fail to manage our growth effectively, which could have a material adverse effect on our brand, our financial performance and results of operations.

We intend to pursue a number of different strategies to grow our revenue and earnings. However, we may not be able to successfully execute these strategies. We intend to pursue a strategy of increasing our agent count in correlation to overall transaction activity. Based on our experience, we believe strengthening market conditions in the U.S. will enable us to sell more franchises and recruit and retain higher numbers of agents, increasing our revenue and profitability. As the housing market recovery continues, we expect the growth in our agent count to continue. However, competition for qualified and effective agents is intense, and we may be unable to recruit and retain enough qualified and effective agents to satisfy our growth strategies.

An additional key growth strategy is to expand our network of franchises and agents in the U.S., Canada and globally. However, we may face many challenges in adding franchises and attracting agents in new markets, such as:

•	selection and availability of suitable markets;

•	finding franchisees in these markets that are interested in opening franchises on terms that are favorable to us;

•	significant competition in new markets;

•	increasing our local brand awareness in new markets;

•	employment and training of qualified local agents;

•	impact of inclement weather, natural disasters and other acts of nature; and

•	general economic and business conditions.

We are also pursuing a key growth strategy of reacquiring select RE/MAX regional franchises in the U.S. and Canada. The reacquisition of a regional franchise increases our revenue and provides an opportunity for us to drive enhanced profitability. This growth strategy depends on our ability to find regional franchisees willing to sell the franchise rights in their regions on favorable terms and to finance and complete these transactions. In addition, we may encounter higher than expected integration costs associated with the reacquisitions of Independent Regions.

Integrating acquired regions involves complex operational and personnel-related challenges. Future acquisitions may present similar challenges and difficulties, including:

•	the possible departure of a significant number of key employees;

•	the possible defection of franchisees and agents to other brands or independent real estate companies;

•	the disruption of our respective ongoing business;

•	possible inconsistencies in standards, controls, procedures and policies, including accounting controls and procedures;

•	the failure to maintain important business relationships and contracts of the selling region;

•	impairment of acquired assets;

•	unanticipated expenses related to integration; and

•	potential unknown liabilities associated with acquired businesses.

A prolonged diversion of management’s attention and any delays or difficulties encountered in connection with the integration of any acquired region or region that we may acquire in the future could prevent us from realizing the anticipated cost savings and revenue growth from our acquisitions.

An additional key growth strategy is to pursue opportunities to increase our aggregate fees per agent over time. We may fail to pursue any such opportunities effectively or in a timely manner. If that occurs, we may not be able to realize any improved profitability from any increases in aggregate fees per agent.

With the anticipated recovery of the U.S. housing market, it is our objective to enter into another period of renewed growth in our business. If we do not effectively manage our growth, the maintenance of our brand equity could suffer. In order to successfully expand our business, we must effectively recruit, develop and motivate new franchisees, and we must maintain the beneficial aspects of our corporate culture. We may not be able to hire new employees and our franchisees may not be able to recruit new agents necessary to manage our growth quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully develop our franchisees, our franchisee and employee morale, productivity and retention could suffer, and our brand and results of operations could be harmed. We also need to continue to improve our existing systems for operational and financial management, including our reporting systems, procedures and controls. See “—We plan to implement a new information technology infrastructure for certain key aspects of our operations, which may be more costly than anticipated or take more time to complete and integrate than we expect, which could distract our management from our business and have an adverse impact on our results of operations.” These improvements could require significant capital expenditures and place increasing demands on our management. We may not be successful in managing or expanding our operations or in maintaining adequate financial and operating systems and controls. If we do not successfully manage these processes, our brand and results of operations could be adversely affected.

The failure to attract and retain highly qualified franchisees could compromise our ability to pursue our growth strategy.

Our most important asset is our people, and the success of our franchisees depends largely on the efforts and abilities of franchisees and their agents, which are subject to numerous factors, including the fees or sales commissions they receive, as applicable, and their perception of our brand value. If our franchisees do not continue to recognize or believe in the value proposition we offer with our brand, believe that our franchise fees are too high, or decide not to renew their franchise agreements with us for any other reason, our business may be materially adversely affected. Additionally, if our franchisees fail to attract and retain agents, they may fail to generate the revenue necessary to pay the contractual fees and dues owed to us.

Our financial results are affected by the ability of our franchisees to attract and retain agents.

Our financial results are heavily dependent upon the number of agents in our global network. The majority of our revenue is derived from recurring, contractual fees and dues paid by our agents and by our franchisees or regional franchise owners based on the number of agents within the franchisee’s or regional franchise owner’s network. If our franchisees are not able to attract and retain agents, our revenue may decline. In addition, our competitors may attempt to recruit the agents of our franchisees.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to grow our business, particularly in new markets where we have limited brand recognition.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting and enhancing the “RE/MAX” brand is critical to growing our business, particularly in new markets where we have limited brand recognition. If we do not successfully build and maintain a strong brand, our business could be materially harmed. Maintaining and enhancing the quality of our brand may require us to make substantial investments in areas such as marketing, community relations, outreach and employee training. We actively engage in print and online advertisements, targeted promotional mailings and email communications, and engage on a regular basis in public relations and sponsorship activities. These investments may be substantial and may not ultimately be successful.

Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to the way we manage our relationship with our franchisees, our growth strategies or the ordinary course of our business or our franchisees’ business. Other incidents may arise from events that are or may be beyond our ability to control and may damage our brand, such as actions taken (or not taken) by one or more franchisees or their employees relating to health, safety, welfare or other matters; litigation and claims; failure to maintain high ethical and social standards for all of our operations and activities; failure to comply with local laws and regulations; and illegal activity targeted at us or others. Our brand value could diminish significantly if any such incidents or other matters erode consumer confidence in us, which may result in a decrease in our total agent count and, ultimately, lower continuing franchise fees and annual dues, which in turn would materially and adversely affect our business and operating results.

Competition in the residential real estate franchising business is intense and may adversely affect our financial performance.

We generally face strong competition in the residential real estate services business. As a real estate brokerage franchisor, one of our primary assets is our brand name. Upon the expiration of a franchise agreement, a franchisee may choose to renew their franchise with us, operate as an independent broker or to franchise with one of our competitors. Competing franchisors may offer franchises monthly ongoing fees that are lower than those we charge, or that are more attractive in particular market environments.

Further, our largest competitors in this industry in the U.S. and Canada include Realogy Holdings, Corp., which franchises the Coldwell Banker and Century 21 brands, among others, Berkshire Hathaway Home

Services, which acquired Prudential Real Estate and Relocation Services in 2012, and operates the brand Real Living, Keller Williams Realty, Inc. and Royal LePage. Some of these companies may have greater financial resources and larger budgets than we do. To remain competitive in the sale of franchises and to retain our existing franchisees at the time of the renewal of their franchise agreements, we may have to reduce the cost of renewals and/or the ongoing monthly fees we charge our franchisees. Further, in certain areas, regional and local franchisors provide additional competitive pressure.

Our company owned brokerage business operates in the real estate brokerage business, which is highly competitive.

Our company owned brokerage business, like that of our franchisees, is generally subject to intense competition. We compete with other national and independent real estate organizations including our franchisees and those of other national real estate franchisors, franchisees of local and regional real estate franchisors, regional independent real estate organizations, discount brokerages, Internet-based brokerages and smaller niche companies competing in local areas. Competition is particularly intense in the densely populated metropolitan areas in which we operate. In addition, in the real estate brokerage industry, new participants face minimal barriers to entry into the market. We also compete for the services of qualified licensed agents as well as franchisees, as discussed further below. The ability of our company owned brokerage offices to retain agents is generally subject to numerous factors, including the sales commissions they receive and their perception of brand value.

Our franchisees or agents may become dissatisfied with their relationship with us.

Although we believe our relationship with our franchisees and agents is open and strong, the nature of such relationships can give rise to conflict. For example, franchisees or agents may become dissatisfied with the amount of contractual fees and dues owed under franchise or other applicable arrangements, particularly in the event that we decide to further increase fees and dues. They may disagree with certain network-wide policies and procedures, including policies such as those dictating brand standards, affecting their marketing efforts, or they may be disappointed with any national marketing campaigns designed to develop our brand. There are a variety of reasons why our franchisor franchisee relationship can give rise to conflict. If we experience any conflicts with our franchisees on a large scale, our franchisees may file lawsuits against us or they may seek to disaffiliate with us, which could also result in litigation. These events may, in turn, materially and adversely affect our business and operating results.

Regional master and broker franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under our franchise and other agreements. This may lead to disputes and we expect such disputes to occur from time to time in the future as we continue to offer franchises. To the extent we have such disputes, the attention of our management, regional master franchisees and broker franchisees will be diverted, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our financial results are affected directly by the operating results of franchisees and agents, over whom we do not have direct control.

Our real estate franchises generate revenue in the form of monthly ongoing fees, including monthly management fees and broker service fees (which are tied to gross commissions) charged by our franchisees. Our agents pay us dues out of their income from real estate transactions. Accordingly, our financial results depend upon the operational and financial success of our franchisees and their agents, whom we do not control, particularly in Independent Regions where we exercise less control over franchisees than in Company-owned Regions. If industry trends or economic conditions are not sustained or do not continue to improve, our franchisees’ financial results may worsen and our revenue may decline. We may also have to terminate franchisees more frequently in the future due to non-reporting and non-payment. Further, if franchisees fail to renew their franchise agreements, or if we decide to restructure franchise agreements in order to induce franchisees to renew these agreements, then our revenue from ongoing monthly fees may decrease, and profitability from new franchisees may be lower than in the past due to reduced ongoing monthly fees and other non-standard incentives we may need to provide.

Our franchisees and agents could take actions that could harm our business.

Our regional franchisees and brokerages are independent businesses and the agents who work with our company owned brokerage operations are independent contractors, and, as such, neither are our employees, and we do not exercise control over their day-to-day operations. Broker franchisees may not operate real estate brokerage businesses in a manner consistent with industry standards, or may not attract and retain qualified independent contractor agents. If broker franchisees and agents were to provide diminished quality of service to customers, our image and reputation may suffer materially and adversely affect our results of operations.

Additionally, broker franchisees and agents may engage or be accused of engaging in unlawful or tortious acts such as violating the anti-discrimination requirements of the Fair Housing Act. Such acts or the accusation of such acts could harm our business and our brand, reputation and goodwill.

The failure of Independent Region owners to successfully develop or expand within their respective regions could adversely impact our revenue.

We have sold and continue to sell regional master franchises in certain regions in the U.S. and Canada as well as in our international locations outside of Canada. While in recent years, we have pursued a strategy to reacquire the regional franchise rights in a number of regions in the U.S., we still rely on independent regional master franchises in Independent Regions, and in all regions located outside the U.S. and Canada (except for Central America and the Caribbean). We derive only a limited portion of our revenue directly from master franchises. However, Independent Regions have the right to grant franchises within a particular region. The failure of any of these Independent Region owners to successfully develop or expand within their respective regions could result in the delay of the development of a particular region or an interruption in the operation of our brand in a particular market or markets. Any such delay or interruption would result in a delay in, or loss of, fee income to us, which would adversely impact our revenue, business and results of operations.

In addition, the termination of an agreement with a regional master franchisee could also result in the delay of the development of a franchised area, or an interruption in the operation of our brand in a particular market or markets, while we seek alternative methods to develop our franchises in the area. Such an event could result in lower revenue for us, which would adversely impact our business and results of operations.

We are subject to a variety of additional risks associated with our franchisees.

Our franchise system subjects us to a number of risks, any one of which may impact our ability to collect recurring, contractual fees and dues from our franchisees, may harm the goodwill associated with our brand, and/or may materially and adversely impact our business and results of operations.

Bankruptcy of U.S. Franchisees. A franchisee bankruptcy could have a substantial negative impact on our ability to collect fees and dues owed under such franchisee’s franchise arrangements. In a franchisee bankruptcy, the bankruptcy trustee may reject its franchise arrangements pursuant to Section 365 under the U.S. bankruptcy code, in which case there would be no further payments for fees and dues from such franchisee, and there can be no assurance as to the proceeds, if any, that may ultimately be recovered in a bankruptcy proceeding of such franchisee in connection with a damage claim resulting from such rejection.

Franchisee Insurance. The franchise arrangements require each franchisee to maintain certain insurance types and levels. Certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits or the franchisee could lack the required insurance at the time the claim arises, in breach of the insurance requirement, and policy payments made to franchisees may not be made on a timely basis. Any such loss or delay in payment could have a material and adverse effect on a franchisee’s ability to satisfy its obligations under its franchise arrangement, including its ability to make payments for contractual fees and dues or to indemnify us.

Franchise Arrangement Termination; Nonrenewal. Each franchise arrangement is subject to termination by us as the franchisor in the event of a default, generally after expiration of applicable cure periods, although under certain circumstances a franchise arrangement may be terminated by us upon notice without an opportunity to cure. The default provisions under the franchise arrangements are drafted broadly and include, among other things, any failure to meet operating standards and actions that may threaten the licensed intellectual property.

In addition, each franchise agreement has an expiration date. Upon the expiration of the franchise arrangement, we or the franchisee may or may not elect to renew the franchise arrangement. If the franchisee arrangement is renewed, such renewal is generally contingent on the franchisee’s execution of the then-current form of franchise arrangement (which may include terms the franchisee deems to be more onerous than the prior franchise agreement), the satisfaction of certain conditions and the payment of a renewal fee. If a franchisee is unable or unwilling to satisfy any of the foregoing conditions, the expiring franchise arrangement will terminate upon expiration of the term of the franchise arrangement.

We may experience significant claims relating to our operations and losses resulting from fraud, defalcation, misconduct or negligence of our franchisees or agents.

Fraud, defalcation, misconduct and negligence by employees are risks inherent in our business. We may also from time to time be subject to liability claims based upon the fraud, misconduct or negligence of our franchisees and agents. To the extent that any loss or theft of funds substantially exceeds our insurance coverage, our business could be materially adversely affected.

In addition, we rely on the collection and use of personally identifiable information from consumers to conduct our business. We disclose our information collection and dissemination practices in a published privacy statement on our websites, which we may modify from time to time. We may be subject to legal claims, government action and damage to our reputation if we act or are perceived to be acting inconsistently with the terms of our privacy statement, consumer expectations, or the law. In the event we or the vendors with which we contract to provide services on behalf of our customers were to suffer a breach of personally identifiable information, our customers could terminate their business with us. Further, we may be subject to claims to the extent individual employees or independent contractors breach or fail to adhere to company policies and practices and such actions jeopardize any personally identifiable information.

The real estate brokerage business is highly regulated and any failure to comply with such regulations or any changes in such regulations could adversely affect our business.

Our company owned real estate brokerage business and the businesses of our franchisees are highly regulated and must comply with the requirements governing the licensing and conduct of real estate brokerage and brokerage-related businesses in the jurisdictions in which we and they do business. These laws and regulations contain general standards for and prohibitions on the conduct of real estate brokers and agents, including those relating to licensing of brokers and agents, fiduciary and agency duties, administration of trust funds, collection of commissions, advertising and consumer disclosures. Under state law, the franchisees and our real estate brokers have certain duties to supervise and are responsible for the conduct of their brokerage business.

Our company owned real estate brokerage business and the businesses of our franchisees (excluding commercial brokerage transactions) must comply with the Real Estate Settlement Procedures Act (“RESPA”). RESPA and comparable state statutes, among other things, restrict payments which real estate brokers, agents and other settlement service providers may receive for the referral of business to other settlement service providers in connection with the closing of real estate transactions. Such laws may to some extent restrict preferred vendor arrangements involving our franchisees and our company owned brokerage business. RESPA and similar state laws also require timely disclosure of certain relationships or financial interests that a broker has with providers of real estate settlement services. Pursuant to the Dodd-Frank Act, administration of RESPA has been moved from the Department of Housing and Urban Development (“HUD”) to the new Consumer Financial Protection Bureau (the “CFPB”) and it is possible that the practice of HUD taking very expansive readings of RESPA will continue or accelerate at the CFPB, which creates an increased regulatory risk.

There is a risk that we could be adversely affected by current laws, regulations or interpretations or that more restrictive laws, regulations or interpretations will be adopted in the future that could make compliance more difficult or expensive. There is also a risk that a change in current laws could adversely affect our business or our franchisees’ business.

Regulatory authorities also have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, such regulatory authorities could prevent or temporarily suspend our company owned brokerages or our franchisees from carrying on some or all of our activities or otherwise penalize them if their financial condition or our practices were found not to comply with the then current regulatory or licensing requirements or any interpretation of such requirements by the regulatory authority. Our failure to comply with any of these requirements or interpretations could limit our ability to renew current franchisees or sign new franchisees or otherwise have a material adverse effect on our operations.

We are also, to a lesser extent, subject to various other rules and regulations such as:

•	the Gramm-Leach-Bliley Act which governs the disclosure and safeguarding of consumer financial information;

•	various state and federal privacy laws protecting consumer data;

•	the USA PATRIOT Act;

•	restrictions on transactions with persons on the Specially Designated Nationals and Blocked Persons list promulgated by the Office of Foreign Assets Control of the Department of the Treasury;

•	federal and state “Do Not Call,” “Do Not Fax,” and “Do Not E-Mail” laws;

•	the Fair Housing Act;

•	laws and regulations, including the Foreign Corrupt Practices Act, that impose sanctions on improper payments;

•	laws and regulations in jurisdictions outside the U.S. in which we do business;

•	state and federal employment laws and regulations, including any changes that would require classification of independent contractors to employee status, and wage and hour regulations;

•	increases in state, local or federal taxes that could diminish profitability or liquidity; and

•	consumer fraud statutes that are broadly written.

Our failure to comply with any of the foregoing laws and regulations may subject us to fines, penalties, injunctions and/or potential criminal violations. Any changes to these laws or regulations or any new laws or regulations may make it more difficult for us to operate our business and may have a material adverse effect on our operations.

Our internal control over financial reporting may not be effective and, if required, our management and our independent registered public accounting firm may not be able to certify as to its effectiveness, which could have a significant and adverse effect on our business and reputation.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Following the completion of this offering, we will be required to comply with Section 404 of the Sarbanes-Oxley Act and related rules and regulations. Pursuant to Section 404, beginning with our Annual Report on Form 10-K for the year ending December 31, 2014, our management will be required to report on, and, if we cease to be an “emerging growth company,” our independent registered public accounting firm will have to attest to the effectiveness of, our internal control over financial reporting.

We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We may need additional finance and accounting personnel with certain skill sets to assist us with the reporting requirements we will encounter as a public company and to support our anticipated growth. Additionally, we may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting, including but not limited to problems or delays resulting from our acquisitions. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. Implementing changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete.

Under rules of the Securities and Exchange Commission (the “SEC”), a material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. We cannot assure you that material weaknesses will not be identified in the future.

If material weaknesses or other deficiencies occur in the future, or if we fail to fully maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could require a restatement, cause investors to lose confidence in our financial information or cause our stock price to decline.

Our franchising activities are subject to a variety of state and federal laws and regulations regarding franchises, and any failure to comply with such existing or future laws and regulations could adversely affect our business.

The sale of franchises is regulated by various state laws as well as by the Federal Trade Commission (the “FTC”). The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration and/or disclosure in connection with franchise offers and sales. In addition, several states have “franchise relationship laws” or “business opportunity laws” that limit the ability of franchisors to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. We believe that our franchising procedures, as well as any applicable state-specific procedures, comply in all material respects with both the FTC guidelines and all applicable state laws regulating franchising in those states in which we offer new franchise arrangements. However, noncompliance could reduce anticipated revenue, which in turn may materially and adversely affect our business and operating results.

Most of our domestic and international regional franchisees self-report their agent counts, agent commissions and fees due to us, and we have limited tools to validate or verify these reports and a few of our domestic and international master franchise agreements do not contain audit rights. If a material number of our regional master franchisees were to under report or erroneously report their agent counts, agent commissions or fees due to us, it could have a material adverse effect on our financial performance and results of operations.

Under our regional franchise agreements, our Independent Regions owners report the number of agents, monthly management fees and broker service fees received by the brokers from the agents and the monthly ongoing fees (continuing franchise fees and broker fees) payable to us by the brokers. Generally, our regional agreements provide that the regional franchisee provide us with certain financial reports, including reports that we may reasonably request from time to time. Additionally, most of these agreements also provide us with audit rights. For those agreements that do not, we may have limited methods of validating the monthly ongoing fees due to us from these regions and must rely on reports submitted by such regional franchisees and our internal protocols for verifying agent counts. If such regional franchisees were to under report or erroneously report these amounts payable, even if unintentionally, we may not receive all of the annual agent dues or monthly ongoing fees due to us. In addition, to the extent that we were underpaid, we may not have a definitive method for determining such underpayment. If a material number of our regional franchisees were to under report or erroneously report their agent counts, agent commissions or fees due to us, it could have a material adverse effect on our financial performance and results of operations.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business and financial condition.

We cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation and other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business and financial condition.

Such litigation and other proceedings may include, but are not limited to, complaints from or litigation by franchisees, usually related to alleged breaches of contract or wrongful termination under the franchise arrangements, actions relating to intellectual property, commercial arrangements, franchising arrangements, negligence and fiduciary duty claims arising from franchising arrangements or company owned brokerage operations, breaches of fiduciary duty by our licensed brokers, standard brokerage disputes like the failure to disclose hidden defects in the property such as mold, vicarious liability based upon conduct of individuals or entities outside of our control, including franchisees and agents, antitrust claims, false advertising claims, general fraud claims and employment law claims, including claims challenging the classification of our agents as independent contractors, violations of state laws relating to business practices or consumer disclosures, and claims alleging violations of RESPA or state consumer fraud statutes. We may also be subject to employee claims based on, among other things, discrimination, harassment or wrongful termination.

Franchisees are subject to a variety of litigation risks, including, but not limited to, customer claims, personal injury claims, environmental claims, agent allegations of improper termination and discrimination, claims related to violations of the Fair Labor Standards Act, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and intellectual property claims. Litigation against a franchisee or its affiliates by third parties, whether in the ordinary course of business or otherwise, may include claims against us by virtue of the franchise relationship. In addition to increasing costs and limiting the funds available to pay contractual fees and dues and reducing the execution of new franchise arrangements, such claims divert our management resources and could cause adverse publicity which may materially and adversely affect us and our brand, regardless of whether such allegations are valid or whether we are liable.

Our international operations may be subject to additional risks related to litigation, including difficulties in enforcement of contractual obligations governed by foreign law due to differing interpretations of rights and obligations, compliance with multiple and potentially conflicting laws, new and potentially untested laws and judicial systems and reduced or diminished protection of intellectual property. A substantial unsatisfied judgment against us or one of our subsidiaries could result in bankruptcy, which would materially and adversely affect our business and operating results.

On July 30, 2013, we filed a Complaint for Declaratory Judgment in the United States District Court for the District of Colorado against Realogy Holdings Corp. and Realogy Group, LLC, seeking a judgment of non-violation of the Lanham Act (the federal law governing false advertising) with respect to our marketing statements in a July 25, 2013 press release. The case was precipitated by a July 26, 2013 letter from counsel for Realogy Holdings Corp. and its brands, Century 21, Coldwell Banker, ERA, Sotheby’s International Realty, and Better Homes and Gardens Real Estate, asserting that various claims in our July 25, 2013 press release are deceptive, misleading and unsubstantiated. In our July 25, 2013 press release, we made claims that RE/MAX agents sell more homes in the U.S. and Canada than any other competitor, and cited our substantiation for these claims. We believe these claims are accurate and substantiated. We may face counterclaims in connection with this matter as well as actions for interim relief or equitable remedies. Litigation is subject to inherent uncertainties including with respect to costs, timing and outcome and it is therefore possible that this litigation could have an adverse effect on our results of operation.

Our international operations, including Canada, are subject to risks not generally experienced by our U.S. operations.

We have international regional franchisees and master franchisees. For the year ended December 31, 2012, revenue from these operations represented approximately 26.0% of our total revenue. Our international operations are subject to risks not generally experienced by our U.S. operations. The risks involved in our international operations and relationships that could result in losses against which we are not insured and therefore affect our profitability include:

•	fluctuations in foreign currency exchange rates and foreign exchange restrictions;

•	exposure to local economic conditions and local laws and regulations, including those relating to the agents of our franchisees;

•	economic and/or credit conditions abroad;

•	potential adverse changes in the political stability of foreign countries or in their diplomatic relations with the U.S.;

•	restrictions on the withdrawal of foreign investment and earnings;

•	government policies against businesses owned by foreigners;

•	investment restrictions or requirements;

•	diminished ability to legally enforce our contractual rights in foreign countries;

•	difficulties in registering, protecting or preserving trade names and trademarks in foreign countries;

•	restrictions on the ability to obtain or retain licenses required for operation;

•	withholding and other taxes on remittances and other payments by subsidiaries; and

•	changes in foreign tax laws.

Our international operations outside Canada generally generate substantially lower average revenue per agent and therefore lower margins than our U.S. and Canadian operations.

Loss or attrition among our senior management or other key employees or the inability to hire additional qualified personnel could adversely affect our operations, our brand and our financial performance.

Our future success is largely dependent on the efforts and abilities of our Chief Executive Officer, Margaret Kelly, our Chairman and Co-Founder, David Liniger, our senior management and other key employees. The loss of the services of these two individuals and our other key employees could make it more difficult to successfully operate our business and achieve our business goals. In addition, we do not maintain key employee life insurance policies on either of these two individuals or our other key employees. As a result, we may not be able to cover the financial loss we may incur in losing the services of any of these individuals.

Our ability to retain our employees is generally subject to numerous factors, including the compensation and benefits we pay, the mix between the fixed and variable compensation we pay our employees and prevailing compensation rates. As such, we could suffer significant attrition among our current key employees. Competition for qualified employees in the real estate franchising industry is intense. We may be unable to retain existing employees that are important to our business or hire additional qualified employees. The process of locating employees with the combination of skills and attributes required to carry out our goals is often lengthy. We cannot assure you that we will be successful in attracting and retaining qualified employees.

If we were to lose key employees and not promptly fill their positions with comparably qualified individuals, our business may be materially adversely affected.

We only have one primary facility, which serves as our corporate headquarters, and are in the process of implementing disaster recovery procedures. If we encounter difficulties associated with this facility, we could face management issues that could have a material adverse effect on our business operations.

We only have one primary facility, in Denver, Colorado, which serves as our corporate headquarters where most of our employees are located. A significant portion of our computer equipment and senior management, including critical resources dedicated to financial and administrative functions, is also located at our corporate headquarters. Our management and employees would need to find an alternative location if we were to encounter difficulties at our corporate headquarters, including by fire or other natural disaster, which would cause disruption and expense to our business and operations.

We recognize the need for, and are in the process of, developing disaster recovery, business continuity and document retention plans that would allow us to be operational despite casualties or unforeseen events impacting our corporate headquarters. If we encounter difficulties or disasters at our corporate headquarters without disaster recovery, business continuity and document retention plans in place, our critical systems, operations and information may not be restored in a timely manner, or at all, and this would have a material adverse effect on our business.

Infringement, misappropriation or dilution of our intellectual property could harm our business.

We regard our RE/MAX® trademark, balloon logo and sign design trademarks as having significant value and as being an important factor in the marketing of our brand. We believe that this and other intellectual property are valuable assets that are critical to our success. We rely on a combination of protections provided by contracts, as well as copyright, trademark, and other laws, to protect our intellectual property from infringement, misappropriation or dilution. We have registered certain trademarks and service marks and have other trademark and service mark registration applications pending in the U.S. and foreign jurisdictions. However, not all of the trademarks or service marks that we currently use have been registered in all of the countries in which we do business, and they may never be registered in all of those countries. Although we monitor trademark portfolios both internally and through external search agents and impose an obligation on franchisees to notify us upon learning of potential infringement, there can be no assurance that we will be able to adequately maintain, enforce and protect our trademarks or other intellectual property rights.

We are not aware of any challenges to our right to use any of our brand names or trademarks. We are commonly involved in numerous proceedings, generally on a small scale, to enforce our intellectual property and protect our brand. Unauthorized uses or other infringement of our trademarks or service marks, including ones that are currently unknown to us, could diminish the value of our brand and may adversely affect our business. Effective intellectual property protection may not be available in every market in which we have franchised or intend to franchise. Failure to adequately protect our intellectual property rights could damage our brand and impair our ability to compete effectively. Even where we have effectively secured statutory protection for our trademarks and other intellectual property, our competitors may misappropriate our intellectual property. Defending or enforcing our trademark rights, branding practices and other intellectual property, and seeking an injunction and/or compensation for misappropriation of confidential information, could result in the expenditure of significant resources and divert the attention of management, which in turn may materially and adversely affect our business and operating results.

Although we monitor and restrict our franchisees’ activities through our franchise agreements, franchisees may refer to our brand improperly in writings or conversations, resulting in the dilution of our intellectual property. Franchisee noncompliance with the terms and conditions of our franchise agreements and our brand standards may reduce the overall goodwill of our brand, whether through the failure to meet the FTC guidelines or applicable state laws, or through the participation in improper or objectionable business practices. Moreover, unauthorized third parties may use our intellectual property to trade on the goodwill of our brand, resulting in consumer confusion or dilution. Any reduction of our brand’s goodwill, consumer confusion, or dilution is likely to impact sales, and could materially and adversely impact our business and operating results.

We plan to implement a new information technology infrastructure for certain key aspects of our operations, which may be more costly than anticipated or take more time to complete and integrate than we expect, which could distract our management from our business and have an adverse impact on our results of operations.

We plan to implement a new information technology infrastructure for certain key aspects of our operations. In the process of designing, developing and integrating such infrastructure, we may experience cost overages, delays or other factors that may distract our management from our business, which could have an adverse impact on our results of operations.

Further, we may not be able to obtain such new technologies and systems, or to replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner. Also, we may not achieve the benefits anticipated or required from any new technology or system, and we may not be able to devote financial resources to new technologies and systems in the future.

We rely on traffic to our websites, including our flagship website, remax.com, directed from search engines like Google, Yahoo! and Bing. If these websites fail to rank prominently in unpaid search results, traffic to these websites could decline and our business would be adversely affected.

Our success depends in part on our ability to attract users through unpaid Internet search results on search engines like Google, Yahoo! and Bing. The number of users we attract to our websites, including our flagship website remax.com, from search engines is due in large part to how and where our websites rank in unpaid search results. These rankings can be affected by a number of factors, many of which are not under our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies or design layouts. As a result, links to our websites may not be prominent enough to drive traffic to our websites, and we may not know how or otherwise be in a position to influence the results. In some instances, search engine companies may change these rankings in order to promote their own competing services or the services of one or more of our competitors. Our websites have experienced fluctuations in search result rankings in the past, and we anticipate fluctuations in the future. Any reduction in the number of users directed to our websites could adversely impact our business and results of operations.

A failure of our websites or website-based technology, including our lead referral system LeadStreet®, which are subject to factors beyond our control, could significantly disrupt our business and lead to reduced revenue and reputational damage.

We operate LeadStreet® which is a lead referral system that provides leads to our agents free of referral fees. LeadStreet® is supported by our websites, including remax.com, global.remax.com, theremaxcollection.com and remaxcommercial.com, which collectively attracted over 52 million visits in 2012 according to Experian Marketing Services Hitwise data. When a prospective buyer views a property listed on our websites by a specific RE/MAX agent, the agent gets this lead through LeadStreet® without a referral fee. However, we are vulnerable to certain additional risks and uncertainties associated with websites, including changes in required technology interfaces, website downtime and other technical failures, security breaches and consumer privacy concerns. Our failure to successfully address these risks and uncertainties could reduce our Internet exposure, generate less leads for our agents and damage our brand.

Many of the risks relating to our website operations, such as governmental regulation of the Internet, increased competition from websites that facilitate private sales and online security breaches, are beyond our control.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our platform is accessible.

It is important to our success that users in all geographies be able to access our website at all times. We may experience, in the future, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, and denial of service or fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If our website is unavailable when users attempt to access it or it does not load as quickly as they expect, users may seek other services to obtain the information for which they are looking, and may not return to our website as often in the future, or at all. This would negatively impact our ability to attract customers and decrease the frequency with which they use our website. We expect to continue to make ongoing investments to maintain and improve the availability of our website and to enable rapid releases of new features. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

Any disruption or reduction in our information technology capabilities or other threats to our cybersecurity could harm our business.

Our information technologies and systems and those of our suppliers are vulnerable to breach, damage or interruption from various causes, including: (i) natural disasters, war and acts of terrorism, (ii) power losses, computer systems failure, Internet and telecommunications or data network failures, operator error, losses and corruption of data, and similar events and (iii) computer viruses, penetration by individuals seeking to disrupt operations or misappropriate information and other physical or electronic breaches of security. We may not be able to successfully prevent a disruption to or material adverse effect on our business or operations in the event of a disaster, theft of data or other business interruption. Any extended interruption in our technologies or systems or significant breach could significantly curtail our ability to conduct our business and generate revenue. Additionally, our business interruption insurance may be insufficient to compensate us for losses that may occur.

A significant increase in private sales of residential property, including through the internet, could have a material adverse effect on our business, prospects and results of operations.

As of 2012, NAR estimated that 12% of existing home sales, and 11% of home purchases transactions in the U.S. are completed without the involvement of a real estate agent. Although the NAR survey indicates that the percentage of sales using agents has increased in recent years, a significant increase in the volume of private sales due to, for example, increased access to the internet and the proliferation of websites that facilitate such sales, and a corresponding decrease in the volume of sales through real estate agents could have a material adverse effect on our business, prospects and results of operations.

The terms of RE/MAX, LLC’s senior secured credit facility restrict the current and future operations of RMCO, RE/MAX, LLC and their subsidiaries, which could adversely affect their ability to respond to changes in business and to manage operations.

RE/MAX, LLC’s senior secured credit facility includes a number of customary restrictive covenants. These covenants could impair the financing and operational flexibility of RMCO, RE/MAX, LLC and their subsidiaries and make it difficult for them to react to market conditions and satisfy their ongoing capital needs and unanticipated cash requirements. Specifically, such covenants may restrict their ability to, among other things:

•	incur additional debt;

•	make certain investments, acquisitions and joint ventures;

•	enter into certain types of transactions with affiliates;

•	pay dividends or make distributions or other payments to us;

•	use assets as security in certain transactions;

•	repurchase their equity interests;

•	sell certain assets or merge with or into other companies;

•	guarantee the debts of others;

•	enter into new lines of business; and

•	make certain payments on subordinated debt.

In addition, so long as any revolving loans are outstanding under the senior secured credit facility, RE/MAX, LLC is required to maintain specified financial ratios. As of August 31, 2013, there were no outstanding revolving loans.

The ability to comply with the covenants and other terms of the senior secured credit facility will depend on future operating performance of RE/MAX, LLC and its subsidiaries. If RE/MAX, LLC fails to comply with such covenants and terms, it would be required to obtain waivers from the lenders or agree with the lenders to an amendment of the facility’s terms to maintain compliance under the facility. If RE/MAX, LLC is unable to obtain any necessary waivers or amendments and the debt under our senior secured credit facility is accelerated or the lenders bring other remedies, it would likely have a material adverse effect on our financial condition and future operating performance.

We have significant debt service obligations and may incur additional indebtedness in the future which could adversely affect our financial health and our ability to react to changes to our business.

We have significant debt service obligations. Our currently existing indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. In 2011 and 2012, we had total debt service obligations of $16.5 million and $8.4 million, respectively. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue additional equity to obtain necessary funds. We do not know whether we will be able to take any of such actions on a timely basis, on terms satisfactory to us or at all. Our level of indebtedness has important consequences to you and your investment in our Class A common stock.

For example, our level of indebtedness may:

•

require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to us for working capital, capital expenditures and other general corporate purposes;

•	limit our ability to pay future dividends;

•	limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may limit our ability to implement our business strategy;

•

heighten our vulnerability to downturns in our business, the housing industry or in the general economy and limit our flexibility in planning for, or reacting to, changes in our business and the housing industry; or

•	prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our store base and product offerings.

We cannot assure you that our business will generate sufficient cash flow from operations or that future financing will be available to us in amounts sufficient to enable us to make payments on our indebtedness or to fund our operations.

As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs.

Future indebtedness may impose various additional restrictions and covenants on us which could limit our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. Our ability to make payments to fund working capital, capital expenditures, debt service, and strategic acquisitions will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

At June 30, 2013, $223.2 million in term loans were outstanding under our senior secured credit facility net of unamortized discount, which was at variable rates of interest, thereby exposing us to interest rate risk. We currently do not engage in any interest rate hedging activity and we have no intention to do so in the foreseeable future. As such, if interest rates increase, our debt service obligations on our outstanding indebtedness would increase even if the amount borrowed remained the same, and our net income would decrease.

Our operating results are subject to quarterly fluctuations, and results for any quarter may not necessarily be indicative of the results that may be achieved for the full fiscal year.

Historically, we have realized, and expect to continue to realize, lower Adjusted EBITDA margins in the first and fourth quarters due primarily to the impact of lower broker fees and other revenue as a result of lower overall transaction volume, and higher selling, operating and administrative expenses in the first quarter for expenses incurred in connection with our annual convention. Accordingly, our results of operations may fluctuate on a quarterly basis, which would cause period to period comparisons of our operating results to not be necessarily meaningful and cannot be relied upon as indicators of future annual performance.

Changes in accounting standards, subjective assumptions and estimates used by management related to complex accounting matters could have a material adverse effect on our financial performance and results of operations.

Generally accepted accounting principles in the U.S. and related accounting pronouncements, implementation guidance and interpretations with regard to a wide range of matters, such as revenue recognition, accounting for leases, stock-based compensation, asset impairments, valuation reserves, income taxes and fair value accounting, are highly complex and involve many subjective assumptions, estimates and judgments made by management. Changes in these rules or their interpretations or changes in underlying assumptions, estimates or judgments made by management could significantly change our reported results.

We will incur new costs as a result of becoming a public company, and such costs will likely increase when we are no longer an “emerging growth company.”

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect compliance with these public reporting requirements and associated rules and regulations to increase our legal and financial costs, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act, which reduces certain disclosure requirements for “emerging growth companies,” thereby decreasing related regulatory compliance costs, and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Further, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and, potentially, civil litigation.

Risks Related to Our Organizational Structure

RIHI will continue to have substantial control over us after this offering including over decisions that require the approval of stockholders, and its interest in our business may conflict with yours.

Immediately after the consummation of this offering, RIHI, an entity controlled by David and Gail Liniger, our Chairman and Co-Founder and Vice-Chair and Co-Founder, respectively, (with Margaret Kelly, our Chief

Executive Officer and a director, Vincent Tracey, our President and a director, and Daryl Jesperson, a director, who hold minority ownership interests in RIHI), will hold a majority of the combined voting power of the different classes of our capital stock through its ownership of 100% of our outstanding Class B common stock. Additionally, the shares of Class B common stock entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of RE/MAX Holdings, Inc. that is equal to two times the aggregate number of common units of RMCO held by such holder.

Accordingly, RIHI, acting alone, will have the ability to approve or disapprove substantially all transactions and other matters submitted to a vote of our stockholders, such as a merger, consolidation, dissolution or sale of all or substantially all of our assets, the issuance or redemption of certain additional equity interests, and the election of directors. These voting and class approval rights may enable RIHI to consummate transactions that may not be in the best interests of holders of our Class A common stock or, conversely, prevent the consummation of transactions that may be in the best interests of holders of our Class A common stock. In addition, although RIHI will have voting control of us, RIHI’s entire economic interest in us will be in the form of its direct interest in RMCO through the ownership of RMCO common units, the payments it may receive from us under its tax receivable agreement and the proceeds it may receive upon any redemption of its RMCO common units, including issuance of shares of our Class A common stock upon any such redemption and any subsequent sale of such Class A common stock. As a result, RIHI’s interests may conflict with the interests of our Class A common stockholders. For example, our existing owners, including RIHI, may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreements that we will enter in connection with this offering, and whether and when we should terminate the tax receivable agreements and accelerate our obligations thereunder. In addition, the structuring of future transactions may take into consideration our existing owners’ tax or other considerations, even in situations where no similar considerations are relevant to us. See “Organizational Structure and Reorganization—Tax Receivable Agreements.”

We are a “controlled company” within the meaning of the NYSE listing requirements and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

Because of the voting power over our Company held by RIHI, we are considered a “controlled company” for the purposes of the New York Stock Exchange (“NYSE”) listing requirements. As such, we are exempt from certain corporate governance requirements, including:

•	the requirement that the majority of directors on our board be independent;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

The corporate governance requirements and specifically the independence standards are intended to ensure that directors who are considered independent are free of any conflicting interest that could influence their actions as directors. Following this offering, we intend to utilize these exemptions afforded to a “controlled company.” As a result, the majority of directors on our board will not be independent nor will our nominating/corporate governance and compensation committees consist entirely of independent directors. We also will not be required to conduct an annual performance evaluation of the nominating/corporate governance and compensation committees. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We will depend on distributions from RMCO to pay taxes and expenses, including payments under the tax receivable agreements, but RMCO’s ability to make such distributions may be subject to various limitations and restrictions.

We intend to use approximately $27.3 million of the proceeds of this offering to reacquire regional RE/MAX franchise rights in the Southwest and Central Atlantic regions of the U.S. through the acquisition of the business assets of HBN and Tails. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Managed Region Acquisitions.” Following our acquisition of the business assets of HBN and Tails, we will contribute such assets to RMCO in exchange for a number of newly issued common units of RMCO worth approximately $27.3 million. Following our acquisition of the business assets of HBN and Tails, we intend to use approximately $160.7 million of the proceeds of this offering to purchase newly issued common units of RMCO from RMCO.

RMCO will use a portion of the proceeds it receives from us to first redeem all of the outstanding preferred membership units in RMCO held by Weston Presidio and to satisfy a $49.8 million liquidation preference associated with those preferred membership units. Following RMCO’s redemption of all of the outstanding preferred membership units in RMCO from Weston Presidio, RMCO will use approximately $99.9 million of the proceeds of this offering to redeem common units of RMCO from our existing owners. Accordingly, upon the consummation of this offering, we will have no material assets other than our ownership of common units of RMCO and will have no independent means of generating revenue.

RMCO will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its common units, including us. As a result, we will incur income taxes on our allocable share of any net taxable income of RMCO. Under the terms of RMCO’s fourth amended and restated limited liability company operating agreement, which will become effective upon the completion of this offering (the “restated RMCO, LLC agreement”), RMCO will be obligated to make tax distributions to holders of its units, including us. In addition to tax expenses, we will also incur expenses related to our operations, including expenses under the tax receivable agreements, which we expect will be significant. See “Organizational Structure and Reorganization—Tax Receivable Agreements.” We intend, as its managing member, to cause RMCO to make distributions in an amount sufficient to allow us to pay our taxes and operating expenses, including any payments due under the tax receivable agreements. However, RMCO’s ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which RMCO is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering RMCO insolvent. If RMCO does not have sufficient funds to pay tax or other liabilities to fund our operations, we may have to borrow funds, which could adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest until paid. If RMCO does not have sufficient funds to make distributions, our ability to declare and pay cash dividends may also be restricted or impaired. See “—Risks Related to This Offering and Ownership of Our Class A Common Stock.”

Our tax receivable agreements with our existing owners requires us to make cash payments to them in respect of future tax benefits to which we may become entitled, and the amounts that we may be required to pay could be significant.

In connection with the consummation of this offering, we will enter into tax receivable agreements with our existing owners (RIHI and Weston Presidio). Pursuant to the tax receivable agreements, we will be required to make cash payments to our existing owners equal to 85% of the applicable cash savings, if any, in U.S. federal, state and local tax that we actually realize, or in some circumstances are deemed to realize, as a result of certain future tax benefits to which we may become entitled. The amount of the cash payments that we may be required to make under the tax receivable agreements could be significant and will depend, in part, upon facts and circumstances that are beyond our control. Any payments made by us to our existing owners under the tax receivable agreements will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the tax receivable agreements for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Furthermore, our future obligation to make payments under the tax receivable agreements could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the tax receivable agreements. The payments under the tax receivable agreements are also not necessarily conditioned upon one or more of our existing owners maintaining a continued ownership interest in either RMCO or us. See “Organizational Structure and Reorganization—Tax Receivable Agreements.”

The amounts that we may be required to pay to our existing owners under the tax receivable agreements may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.

The tax receivable agreements provide that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or that if, at any time, we elect an early termination of the tax receivable agreements, then our obligations, or our successor’s obligations, to make payments under the tax receivable agreements would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the tax receivable agreements.

As a result, (i) we could be required to make cash payments to our existing owners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the tax receivable agreements, and (ii) if we elect to terminate the tax receivable agreements early, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the tax receivable agreements, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the tax receivable agreements.

We will also not be reimbursed for any cash payments previously made to our existing owners pursuant to the tax receivable agreements if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to an existing owner will be netted against any future cash payments that we might otherwise be required to make under the terms of the tax receivable agreements. However, we might not determine that we have effectively made an excess cash payment to our existing owners for a number of years following the initial time of such payment. As a result, it is possible that we could make cash payments under the tax receivable agreements that are substantially greater than our actual cash tax savings. See “Organizational Structure and Reorganization—Tax Receivable Agreements.”

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) as a result of our ownership of RMCO, applicable restrictions could make it impractical for us to continue our business as contemplated and could have an adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of RMCO, we will control and operate RMCO. On that basis, we believe that our interest in RMCO is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of RMCO, our interest in RMCO could be deemed an “investment security” for purposes of the 1940 Act.

We and RMCO intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Risks Related to this Offering and Ownership of Our Class A Common Stock

Immediately following the consummation of this offering, RIHI will directly (through Class B common stock) and indirectly (through ownership of RMCO common units) own interests in us, and RIHI will have the right to redeem and cause us to redeem, as applicable, such interests pursuant to the terms of the restated RMCO, LLC agreement.

After this offering we will have an aggregate of more than 169,881,250 shares of Class A common stock authorized but unissued, including approximately 19,626,330 shares of Class A common stock issuable upon redemption of RMCO common units that will be held by RIHI. RMCO will enter into the restated RMCO, LLC agreement, and subject to certain restrictions set forth therein and as described elsewhere in this prospectus, RIHI will be entitled to potentially redeem its common units for an aggregate of up to 19,626,330 shares of our Class A common stock, subject to customary adjustments. We also intend to enter into a registration rights agreement pursuant to which the shares of Class A common stock issued upon such redemption will be eligible for resale, subject to certain limitations set forth therein. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We cannot predict the size of future issuances of our Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, including shares issued in connection with an acquisition, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The price you pay for shares of our Class A common stock sold in this offering is substantially higher than our net tangible book value per share, after giving effect to this offering. Based on the initial public offering price for our Class A common stock of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus), you will incur immediate dilution in net tangible book value per share of $15.40. Dilution is the difference between the offering price per share and the net tangible book value per share of our Class A common stock immediately after the offering. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation. See “Dilution.”

The dual class structure of our common stock will have the effect of concentrating voting control with our Chairman and Founder.

The Class B common stock has no economic rights but entitles the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of RE/MAX Holdings, Inc. that is equal to two times the aggregate number of common units of RMCO held by such holder. See “Description of Capital Stock—Common Stock—Class B Common Stock.” Our Class A common stock, which is the stock we are offering in our initial public offering, has one vote per share.

Based on the voting rights associated with our Class B common stock, and the number of common units of RMCO that RIHI will own following the offering, RIHI will hold approximately 79.50% of the voting power of our outstanding capital stock following the offering (or approximately 75.73% if the underwriters exercise their over-allotment option). As a result, RIHI will control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval following our initial public offering. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

RIHI is a Delaware corporation that is majority owned and controlled by David Liniger, our Chairman and Co-Founder, and Gail Liniger, our Vice Chair and Co-Founder. Margaret Kelly, our Chief Executive Officer and a director, Vincent Tracey, our President and a director, and Daryl Jesperson, a director, hold minority ownership interests in RIHI.

For a description of the various rights and privileges associated with our Class A and Class B common stock, see “Description of Capital Stock—Common Stock.”

You may be diluted by future issuances of additional Class A common stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Our certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under our 2013 Stock Incentive Plan in an amount equal to five percent of our fully diluted capitalization after this offering. In addition, we have reserved 787,500 shares issuable upon the exercise of vested stock options that we will grant in substitution of options that were granted by RMCO. Any Class A common stock that we issue, including under our 2013 Stock Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

Our Class A common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the consummation of this offering.

Many factors, which are outside our control, may cause the market price of our Class A common stock to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this prospectus, as well as the following:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

•	conditions that impact demand for our services, including the condition of the U.S. residential housing market unrelated to our performance;

•	future announcements concerning our business or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	the size of our public float;

•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and environmental regulation;

•	housing and mortgage finance markets;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in senior management or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•	adverse resolution of new or pending litigation against us;

•

changes in general market, economic and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events; and

•	material weakness in our internal control over financial reporting.

Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. As a result, you may suffer a loss on your investment.

We cannot assure you that we will declare dividends or have the available cash to make dividend payments.

Because we are a holding company with no material assets other than our ownership of common units of RMCO, we will have no independent means of generating revenue or cash flow, and our ability to pay dividends will be dependent upon the financial results and cash flows of RMCO and its subsidiaries and distributions we receive from RMCO. We expect to cause RMCO to make distributions to fund our expected dividend payments, subject to applicable law and any restrictions contained in RMCO’s or its subsidiaries’ current or future debt agreements.

We intend to pay quarterly cash dividends initially in an amount equal to $0.0625 per share of Class A common stock following the completion of this offering. Whether we will do so, however, and the timing and amount of those dividends, will be subject to approval and declaration by our board of directors and will depend upon on a variety of factors, including our financial results, cash requirements and financial condition, our ability to pay dividends under our senior secured credit facility and any other applicable contracts, and other factors deemed relevant by our board of directors. Any dividends declared and paid will not be cumulative.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our certificate of incorporation and bylaws, as each will be in effect upon completion of this offering, will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

•	provide that our board of directors is expressly authorized to make, alter or repeal our bylaws;

•	delegate the sole power to a majority of the board of directors to fix the number of directors;

•	provide the power of our board of directors to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	eliminate the ability of stockholders to call special meetings of stockholders; and

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Our certificate of incorporation will also contain a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law (“DGCL”), and will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock unless board or stockholder approval is obtained prior to the acquisition, except that David and Gail Liniger will be deemed to have been approved by our board of directors, and thereby not subject to these restrictions. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. See “Description of Capital Stock.”

Our business and stock price may suffer as a result of our lack of public company operating experience.

We have been a privately-held company since we began operations in 1973. Our lack of public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our prospects, financial condition and results of operations may be harmed and our stock price may decline from our public offering price.

As an “emerging growth company,” we cannot be certain whether taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things, be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 107(b) of the JOBS Act. We cannot predict whether investors will find our Class A common stock less attractive if we rely on these exemptions, or whether taking advantage of these exemptions would result in less active trading or more volatility in the price of our Class A common stock. Also, we intend to take advantage of some of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an “emerging growth company.”

The historical and pro forma financial information in this prospectus may make it difficult to accurately predict our costs of operations in the future.

The historical financial information in this prospectus does not reflect the added costs we expect to incur as a public company or the resulting changes that will occur in our capital structure and operations. In preparing our pro forma financial information we have given effect to, among other items, our recent acquisition of certain assets of RE/MAX of Texas and the Reorganization Transactions. The estimates we used in our pro forma financial information may not be similar to our actual experience as a public company. For more information on our historical financial information and pro forma financial information, see “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, forward-looking statements include statements we make relating to:

•	our expectations regarding consumer trends in residential real estate transactions;

•	our expectations regarding overall economic and demographic trends, including the continued recovery of the U.S. residential real estate market;

•	our expectations regarding our performance during future downturns in the housing sector;

•	our growth strategy of increasing our agent count;

•	our ability to expand our network of franchises at higher than average rates in both new and existing but underpenetrated markets;

•	our expectations regarding agent productivity;

•	our growth strategy of increasing our number of closed transaction sides and transaction sides per agent;

•	our expectations of the effects of the reacquisition of the Texas region on our results of operations;

•	the continued strength of our brand both in the U.S. and Canada and in the rest of the world;

•	the pursuit of future reacquisitions of Independent Regions, including the assets of HBN and Tails;

•	our intention to pay dividends;

•	the benefits to our business resulting from the effects of the Reorganization Transactions;

•	our future financial performance;

•	the effects of laws applying to our business;

•	our ability to retain our senior management and other key employees;

•	our intention to pursue additional intellectual property protections;

•	our future compliance with U.S. or state franchise regulations; and

•	other plans and objectives for future operations, growth, initiatives or strategies.

These and other forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements, as well as other cautionary statements in this prospectus.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

TRADEMARKS AND SERVICE MARKS

We protect the RE/MAX brand through a combination of trademarks and copyrights.

We own the principal trademarks, service marks and trade names that we use in conjunction with operating our business. We have registered “RE/MAX” as a trademark in the U.S., Canada, and over 150 other countries and territories, and have registered various versions of the RE/MAX balloon logo and real estate sign design in numerous countries and territories as well. Other marks registered in the U.S. and Canada, and in certain other jurisdictions, include the “RE/MAX Commercial” logo and our luxury brand, “The RE/MAX Collection.” We have filed other trademark applications in the U.S. and certain other jurisdictions, and will pursue additional trademark registrations and other intellectual property protection to the extent we believe it would be beneficial and cost effective.

We also are the registered holder of a variety of domain names that include “remax” and similar variations.

Each trademark, trade name or service mark of any other company appearing in this prospectus is owned by such company.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. As noted in this prospectus, NAR is the primary source for third-party industry data. In addition, we have used third-party industry data from Real Trends, MMR Strategy Group, the Canadian Real Estate Association, CoreLogic, Inc. and certain other sources, as well as general demographic, economic and real estate data from the U.S. Census Bureau and the Federal Reserve. While data provided by NAR is one indicator of the direction of the residential housing market, we believe that home sale statistics will continue to vary between us and NAR because they use survey data in their historical reports and forecasting models whereas we use data based on actual reported results. In addition to the differences in calculation methodologies, there are geographical differences and concentrations in the markets in which we operate versus the national market. For instance, comparability is impaired due to NAR’s utilization of seasonally adjusted annualized rates whereas we report actual period over period changes and NAR’s use of median price for its forecasts compared to our average price. Additionally, NAR data and data from certain other sources used herein are subject to periodic review and revision. While we believe that the industry data presented herein is derived from the most widely recognized sources for reporting U.S. residential housing market statistical data, we do not endorse or suggest reliance on this data alone.

Forecasts regarding mean and median sales price, volume of home sales, and other metrics included in this prospectus to describe the housing industry are inherently uncertain or speculative in nature and actual results for any period may materially differ. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but such information may not be accurate or complete. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding industry data provided herein, our estimates involve risks and uncertainties and are subject to change based upon various factors, including those discussed under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

ORGANIZATIONAL STRUCTURE AND REORGANIZATION

Our Existing Owners

RIHI

RIHI (formerly named RE/MAX International Holdings, Inc.) is a Delaware corporation that is majority owned and controlled by David Liniger, our Chairman and Co-Founder, and Gail Liniger, our Vice Chair and Co-Founder. Margaret Kelly, our Chief Executive Officer and a director, Vincent Tracey, our President and a director, and Daryl Jesperson, a director, hold minority ownership interests in RIHI. RIHI’s primary business activity relates to the management of its ownership interest in RMCO.

Weston Presidio

Weston Presidio is a private equity firm that provides growth capital to companies in the consumer, business services and industrial growth sectors. Since its founding in 1991, the firm has managed five investment funds aggregating over $3.3 billion in total commitments. Investments by Weston Presidio typically range in size from $10.0 million to $50.0 million. The firm focuses its investment activities on lower middle market growth companies, including growth financings, recapitalizations and management-led buyouts. The firm has particular expertise in closely-held and family-controlled businesses and in investing in minority, non-controlling positions. Weston Presidio holds its interest in RMCO through its fifth investment fund, Weston Presidio V, L.P., a Delaware limited partnership.

Organizational Structure Prior to the Offering

Prior to the completion of this offering, Weston Presidio holds 150,000 Class A preferred units in RMCO, which represents all of the currently authorized, issued and outstanding Class A preferred units of RMCO. Prior to the completion of this offering, RIHI holds 847,500 Class B common units of RMCO, which represents all of the currently issued and outstanding Class B common units of RMCO (out of a total of 900,000 authorized Class B common units). The remaining 52,500 authorized but unissued Class B common units of RMCO are reserved for issuance under RMCO’s existing Amended RMCO, LLC, 2011 Unit Option Plan (the “2011 Unit Option Plan”). Prior to the completion of this offering, RMCO issued compensatory options to employees to purchase an aggregate of up to 31,500 Class B common units of RMCO. In connection with the completion of this offering, and as a result of the Reorganization Transactions, any outstanding compensatory options that have been issued in respect of the Class B common units of RMCO and that remain unexercised will be substituted with options granted under our 2013 Stock Incentive Plan in respect of shares of our Class A common stock. See “Executive Compensation—Employee Benefit and Stock Plans—2013 Stock Incentive Plan—Substitution of RMCO Unit Options.”

Our current organizational structure was created in connection with Weston Presidio’s investment in RMCO in April 2010. In connection with Weston Presidio’s investment, RIHI transferred all of its assets to RMCO in exchange for 847,500 Class B common units and 37,500 Class A preferred units. RMCO then issued 112,500 Class A preferred units to Weston Presidio for an aggregate purchase price of $30.0 million and RIHI sold 37,500 Class A preferred units of RMCO to Weston Presidio for an aggregate purchase price of $10.0 million. See “Certain Relationships and Related Party Transactions—Transactions With Our Existing Owners.”

The relative rights and privileges currently associated with the Class A preferred units and Class B common units of RMCO are defined by and subject to the terms of RMCO’s Third Amended and Restated Limited Liability Company Agreement, dated February 1, 2013. The Class A preferred units currently held by Weston Presidio have a liquidation preference of approximately $49.8 million. Following the satisfaction of Weston Presidio’s liquidation preference, the Class A preferred units and Class B common units of RMCO have a right to share distributions made in respect of the common units of RMCO on a pro-rata basis including in connection with an initial public offering.

For additional information regarding the April 2010 transactions among RIHI, RMCO and Weston Presidio and the current relative rights and privileges associated with the Class A preferred units and Class B common units of RMCO, see Note 10 to our audited consolidated financial statements included elsewhere in this prospectus.

The diagram below depicts our organizational structure prior to the consummation of the Reorganization Transactions in connection with the completion of this offering.

(1)	Weston Presidio V, L.P. is a Delaware limited partnership.
(2)	RIHI is a Delaware corporation that is majority owned and controlled by David Liniger, our Chairman and Co-Founder, and by Gail Liniger, our Vice Chair and Co-Founder. Margaret Kelly, our Chief Executive Officer and a director, Vincent Tracey, our President and a director, and Daryl Jesperson, a director, hold minority ownership interests in RIHI.
(3)	Prior to the completion of this offering, Weston Presidio holds 150,000 Class A preferred units in RMCO, which represents all of the currently authorized, issued, and outstanding Class A preferred units of RMCO.
(4)	Prior to the completion of this offering, RIHI holds 847,500 Class B common units of RMCO, which represents all of the currently issued and outstanding Class B common units of RMCO (out of a total of 900,000 authorized Class B common units). The remaining 52,500 authorized but unissued Class B common units of RMCO are reserved for issuance under RMCO’s existing 2011 Unit Option Plan. Prior to the completion of this offering, RMCO issued compensatory options to employees to purchase an aggregate of up to 31,500 Class B common units of RMCO. These RMCO unit options will be replaced by substitution with options to purchase 787,500 shares of our Class A common stock under the 2013 Stock Incentive Plan.
(5)	RMCO is a Delaware limited liability company.
(6)	RE/MAX conducts its business activities through its various domestic and international operating subsidiaries.

Reorganization Transactions

The following transactions, which we refer to collectively as the Reorganization Transactions, will occur in connection with the completion of this offering:

•

RMCO’s Third Amended and Restated Limited Liability Company Agreement, dated as of February 1, 2013 will be amended and restated as described below under “—RMCO Operating Agreement—Agreement in Effect After the Offering”;

•

RMCO will recapitalize so that Weston Presidio’s existing Class A preferred membership interest is converted into (i) a new preferred membership interest that reflects Weston Presidio’s current liquidation preference of approximately $49.8 million and (ii) a common interest that reflects Weston Presidio’s current pro-rata share of the residual equity value of RMCO;

•

RMCO will split the current number of outstanding common units so that one common unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock, after the deduction of underwriting discounts and commissions;

•

RE/MAX Holdings, Inc. will become a member and the sole manager of RMCO following (i) its acquisition of the business assets of HBN and Tails and the contribution of such assets to RMCO in exchange for 1,452,128 newly issued common units of RMCO worth approximately $27.3 million and (ii) its purchase from RMCO of 8,547,872 newly issued common units for approximately $160.7 million, which represents all of the remaining proceeds we will receive in this offering from the sale of 10 million shares of our Class A common stock, after the deduction of underwriting discounts and commissions and the approximately $27.3 million of proceeds used to acquire the business assets of HBN and Tails, but prior to the payment of estimated offering expenses;

•

RMCO will use approximately $49.8 million from the proceeds received from RE/MAX Holdings, Inc. to first completely redeem the preferred membership interest held by Weston Presidio and to eliminate Weston Presidio’s liquidation preference;

•

RMCO will then redeem 1,561,170 common units from RIHI for approximately $29.4 million and 3,750,000 common units from Weston Presidio for $70.5 million (which is a complete redemption of those common units held by Weston Presidio) which will equal, in the aggregate, approximately $99.9 million, and constitute the remaining amount of proceeds received from RE/MAX Holdings, Inc. after the complete redemption of Weston Presidio’s preferred membership interest in RMCO, but prior to the payment of estimated offering expenses; and

•	options to acquire shares of our Class A common stock will be substituted for any such unexercised compensatory options to acquire common units in RMCO.

Immediately following the Reorganization Transactions, we will own 34.02% of the outstanding common units in RMCO. If the underwriters exercise their over-allotment option to purchase additional shares of our Class A common stock in full, we will promptly issue 1.5 million additional shares of our Class A common stock pursuant to the over-allotment option and use all of the net proceeds to purchase newly issued common units of RMCO for $28.2 million, and our aggregate ownership of RMCO will increase to 39.06%. RMCO will then use all of the net proceeds received in respect of the over-allotment option to redeem 1,500,000 common units from RIHI for $28.2 million.

Organizational Structure Following the Offering

Immediately following this offering and the related Reorganization Transactions, the holders of shares of our Class A common stock will collectively own 100% of the economic interests in RE/MAX Holdings, Inc. and have 20.50% of the voting power of RE/MAX Holdings, Inc. RIHI will have the remaining 79.50% of the voting power of RE/MAX Holdings, Inc.

We will be a holding company and our sole asset will be approximately 34.02% of the common units in RMCO. RIHI will own the remaining 65.98% of the common units in RMCO, each of which will be redeemable at RIHI’s election for, at our option, shares of our newly issued Class A common stock on a one-for-one basis or a cash payment equal to the market price of one share of our common stock. Our only business will be acting as the sole manager of RMCO and, in that capacity, we will operate and control all of the business and affairs of RMCO and we will consolidate the financial results of RMCO and its subsidiaries. Our only source of cash flow from operations will be distributions from RMCO and management fees pursuant to a management services agreement between us and RMCO.

The diagram below depicts our organizational structure immediately after this offering and the related Reorganization Transactions.

(1)	RIHI is a Delaware corporation that is majority owned and controlled by David Liniger, our Chairman and Co-Founder, and Gail Liniger, our Vice Chair and Co-Founder. Margaret Kelly, our Chief Executive Officer and a director, Vincent Tracey, our President and a director and Daryl Jesperson, a director, hold minority ownership interests in RIHI.
(2)	RIHI will have 79.50% of the voting power of RE/MAX Holdings, Inc. through its ownership of one share of Class B common stock of RE/MAX Holdings, Inc. (or 75.73% if the underwriters exercise their over-allotment option in full).
(3)	Public investors holding 98.83% of the shares of Class A common stock of RE/MAX Holdings, Inc. will collectively own 98.83% of the initial economic interests in RE/MAX Holdings, Inc. (or 98.98% if the underwriters exercise their overallotment option in full) and have 20.25% of the voting power of RE/MAX Holdings, Inc. (or 24.02% of the voting power if the underwriters exercise their over-allotment option in full). Recipients of grants made in connection with this offering will collectively own 1.17% of the remaining shares of Class A common stock (or 1.02% if the underwriters exercise their over-allotment in full) and have 0.25% of the voting power of RE/MAX Holdings, Inc. (which will remain at approximately 0.25% if the underwriters exercise their over-allotment option in full). Immediately following the offering, shares of Class A common stock will be reserved for issuance to our employees, directors and consultants and to employees, directors and consultants of any affiliated entity, including RMCO, under the 2013 Stock Incentive Plan in an amount equal to five percent of our fully diluted capitalization after this offering.
(4)	RE/MAX Holdings, Inc. is a Delaware corporation.

(5)	RIHI will hold 19,626,330 common units in RMCO, representing 65.98% of the total number of common units in RMCO that will be outstanding immediately after the offering (or 18,126,330 common units in RMCO, representing 60.94% if the underwriters exercise their over-allotment option in full). Each common unit held by RIHI will be redeemable, at the election of RIHI, for, at RE/MAX Holdings, Inc.’s option, newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the market price of one share of Class A common stock (subject to customary adjustments, including conversion rate adjustments, underwriting discounts, commissions and adjustments for stock splits, stock dividends and reclassifications). If, immediately after this offering, RIHI had all of its common units in RMCO redeemed in exchange for newly issued shares of Class A common stock, RIHI would own approximately 65.98% shares of our Class A common stock (or 60.94% if the underwriters exercise their over-allotment option in full).
(6)	RE/MAX Holdings, Inc. will be the managing member of RMCO and will hold 10,118,750 common units in RMCO, representing 34.02% of the total number of common units in RMCO that will be outstanding immediately after the offering (or 11,618,750 common units in RMCO, representing 39.06% if the underwriters exercise their over-allotment option in full). If, immediately after this offering, RIHI had all of its common units in RMCO redeemed, RE/MAX Holdings, Inc. would own 100.00% of the common units in RMCO.
(7)	RMCO is a Delaware limited liability company.
(8)	RE/MAX conducts its business activities through its various domestic and international operating subsidiaries.

RMCO Operating Agreement

Agreement in Effect Before the Completion of the Offering

Our existing owners are parties to a Third Amended and Restated Limited Liability Company Agreement dated as of February 1, 2013, which governs the business operations of RMCO and defines the relative rights and privileges associated with the existing Class A preferred units and Class B common units of RMCO held by Weston Presidio and RIHI, respectively. We refer to this agreement as the current RMCO, LLC agreement. The day-to-day business operations of RMCO are overseen and implemented by officers of RMCO, subject to limitations imposed by the Board of Managers. Under the current RMCO, LLC agreement, RMCO is governed by a thirteen-member Board of Managers, who qualify as “managers” for purposes of the Delaware limited liability company statute. RIHI is entitled to appoint eleven managers and Weston Presidio is entitled to appoint two managers. Each existing owner’s rights under the current RMCO, LLC agreement continue for as long as that member owns membership units in RMCO. Each member of the Board of Managers has one vote on all matters submitted to the board, and board actions require a vote of the majority of managers.

Agreement in Effect After the Offering

In connection with the completion of this offering, we and our existing owners will enter into RMCO’s fourth amended and restated LLC agreement. We refer to this agreement as the restated RMCO, LLC agreement. As a result of the Reorganization Transactions, all of Weston Presidio’s preferred units and common units in RMCO will be redeemed for cash and Weston Presidio will cease to be a member of RMCO. Following the Reorganization Transactions, RIHI will continue as a holder of RMCO common units and a member of RMCO.

Appointment as Manager. Under the restated RMCO, LLC agreement, we will become a member and the sole manager of RMCO. As the sole manager, we will control all of the day-to-day business affairs and decision-making of RMCO without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of RMCO and the day-to-day management of RMCO’s business. Pursuant to the terms of the restated RMCO, LLC agreement, we also cannot, under any circumstances, be removed as the sole manager of RMCO. Except as necessary to avoid being classified as an investment company or with the approval of RIHI, as long as we are the sole manager of RMCO, our business will be limited to owning and dealing with our common units of RMCO, managing the business of RMCO, and fulfilling our obligations under the Exchange Act and activities incidental to the foregoing.

Compensation. We will not be entitled to compensation for our services as manager except as provided in the management services agreement described below under “—Management Services Agreement,” or as otherwise approved by a vote of the members holding a majority of the outstanding common units. We will be entitled to reimbursement by RMCO pursuant to the Management Services Agreement for our reasonable out-of-pocket expenses incurred on its behalf.

Distributions. The restated RMCO, LLC agreement will require “tax distributions” to be made by RMCO to its members, as that term is defined in the agreement. Tax distributions will be made pro rata on a quarterly basis to each member of RMCO, including us, such that each member will receive a tax distribution that is proportionate to its percentage interest in RMCO (based on the number of common units in RMCO that it holds relative to the total number of outstanding common units of RMCO) and that is sufficient to satisfy its tax liability based on such member’s allocable share of the taxable income of RMCO and an assumed tax rate that will be determined by us. For this purpose, the taxable income of RMCO, and RE/MAX Holdings, Inc.’s allocable share of such taxable income, shall be determined without regard to any current or future amortization deductions attributable to (i) tax basis adjustments that RE/MAX Holdings, Inc. may receive under Section 743(b) of the Code and (ii) RE/MAX Holdings, Inc.’s proportionate share of RMCO’s existing tax basis in previously acquired assets that result, in each case, from RE/MAX Holdings, Inc.’s deemed or actual purchase of an equity interest in RMCO from our existing owners (as described below under “—Tax Receivable Agreements”). The assumed tax rate that we expect to use for purposes of determining tax distributions from RMCO to its members will approximate our reasonable estimate of the highest combined federal, state, and local tax rate that may potentially apply to any one of RMCO’s members, regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from RMCO for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. The restated RMCO, LLC agreement will also allow for distributions to be made by RMCO to its members out of “distributable cash,” as that term is defined in the agreement. We expect that distributions out of distributable cash will be made pro rata on a quarterly basis to the extent necessary to enable RE/MAX Holdings, Inc. to cover its operating expenses and other obligations, including any obligations that RE/MAX Holdings, Inc. may have under the tax receivable agreements that it will enter into with the existing owners (as described below under “—Tax Receivable Agreements”), and to make anticipated dividend payments to the holders of its Class A common stock.

Transfer Restrictions. The restated RMCO, LLC agreement generally restricts transfers of common units of RMCO, subject to limited exceptions. Any transferee of common units must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of RMCO. Additionally, in the event that any common units of RMCO are validly transferred in accordance with the terms of the restated RMCO, LLC agreement, the voting rights of the corresponding shares of Class B common stock to be transferred shall be reduced to one times the aggregate number of RMCO common units held by such transferee, unless the transferee is David Liniger.

Recapitalization and Preferred Unit Redemption Right. The restated RMCO, LLC agreement recapitalizes the existing Class A preferred units currently held by Weston Presidio in RMCO into new preferred units and new common units of RMCO. The preferred units are entitled to a distribution and liquidation preference of approximately $49.8 million, which we intend to cause RMCO to satisfy through RMCO’s redemption of such preferred units in connection with this offering and as described above under “—Reorganization Transactions.” Upon the redemption of the preferred units held by Weston Presidio, each preferred unit will be cancelled and Weston Presidio will cease to have any rights as a member of RMCO with respect to its preferred units. The restated RMCO, LLC agreement will also reflect a reclassification and split of the existing Class B common units of RMCO held by RIHI, and a related issuance of new RMCO common units to Weston Presidio, such that one common unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock, after the deduction of underwriting discounts and commissions.

Common Unit Redemption Right. The restated RMCO, LLC agreement provides a redemption right to RIHI which entitles RIHI to have its common units of RMCO redeemed for our newly issued shares of Class A common stock on a one-for-one basis (subject to customary adjustments, including conversion rate adjustments, underwriting discounts, commissions and adjustments for stock splits, stock dividends, and reclassifications), or at our option, a cash payment equal to the market price of one share of our common stock. If we decide to make a cash payment, RIHI has the option to rescind its redemption request within a specified time period. If we decide to make a cash payment and RIHI has not rescinded, we are obligated to sell to a third party a number of shares of our Class A common stock equal to the number of redeemed common units, so as to ensure that the number of common units in RMCO that we own will equal the number of our outstanding shares of Class A common stock. Upon the exercise of its redemption right, RIHI will surrender common units to RMCO for cancellation. Pursuant to our amended and restated certificate of incorporation, we will then contribute cash or shares of our Class A common stock to RMCO in exchange for an amount of newly issued common units in RMCO equal to the number of common units redeemed by RIHI. RMCO will then distribute the cash or shares of our Class A common stock to RIHI to complete the redemption. In connection with RIHI’s exercise of its redemption right, RE/MAX Holdings, Inc. may also, in its sole discretion, elect to acquire RIHI’s common units in RMCO from RIHI. In the event of such an election, and as an alternative to RIHI engaging in a redemption transaction with RMCO, RE/MAX Holdings, Inc. would instead directly acquire RIHI’s RMCO common units on the same terms as if RIHI had engaged in a redemption transaction with RMCO as previously described above.

Issuance of Common Units Upon Exercise of Options or Issuance of Other Equity Compensation. Upon the exercise of options we have issued or the issuance of other types of equity compensation (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from RMCO a number of common units equal to the number of our shares of Class A common stock being issued in connection with the exercise of options or issuance of other types of equity compensation. We will contribute to RMCO the amount of any consideration we receive for the exercise of options or for shares issued pursuant to other types of equity compensation.

Dissolution. The restated RMCO, LLC agreement will provide that the unanimous consent of all members holding common units will be required to voluntarily dissolve RMCO. In addition to a voluntary dissolution, RMCO will be dissolved upon the entry of a decree of judicial dissolution in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (i) first, to pay the expenses of winding up RMCO; (ii) second, to pay debts and liabilities owed to creditors of RMCO; and (iii) third, to the members pro-rata in accordance with their respective percentage ownership interests in RMCO (as determined based on the number of common units held by a member relative to the aggregate number of all outstanding common units).

Confidentiality. Each member will agree to maintain the confidentiality of RMCO’s intellectual property and other confidential information.

Indemnification. The restated RMCO, LLC agreement provides for indemnification of the manager, members and officers of RMCO and their respective subsidiaries or affiliates.

Tax Receivable Agreements

The following transactions are expected to have the effect of reducing the amounts that RE/MAX Holdings, Inc. would otherwise pay in the future to various tax authorities as a result of increasing its share of tax basis in RMCO’s tangible and intangible assets:

•

as described above under “—Reorganization Transactions” and in “Use of Proceeds,” RE/MAX Holdings, Inc.’s purchase of common units from RMCO and RMCO’s related redemption of all outstanding preferred units from Weston Presidio (which we intend to treat as RE/MAX Holdings, Inc.’s direct purchase of preferred units from Weston Presidio for U.S. federal income and other applicable tax purposes, and for which RE/MAX Holdings, Inc. will obtain an upward tax basis adjustment or “step-up” under Section 743(b) of the Code as a result of RMCO’s tax election under Section 754 of the Code);

•

as described above under “—Reorganization Transactions” and in “Use of Proceeds,” RE/MAX Holdings, Inc.’s purchase of common units from RMCO and RMCO’s related redemption of common units from RIHI and Weston Presidio, including in connection with the underwriters’ potential exercise of their over-allotment option (which we intend to treat as RE/MAX Holdings, Inc.’s direct purchase of common units from RIHI and Weston Presidio for U.S. federal income and other applicable tax purposes, and for which RE/MAX Holdings, Inc. will obtain an upward tax basis adjustment or “step-up” under Section 743(b) of the Code as a result of RMCO’s tax election under Section 754 of the Code);

•

as described above under “—RMCO Operating Agreement—Agreement in Effect After the Offering—Common Unit Redemption Right,” the receipt of shares of our Class A common stock or cash at our election by RIHI in connection with an exercise of its right to redeem common units in RMCO held by RIHI (which we intend to treat as RE/MAX Holdings, Inc.’s direct purchase of common units from RIHI for U.S. federal income and other applicable tax purposes, regardless of whether such common units are surrendered by RIHI to RMCO for redemption or sold to RE/MAX Holdings, Inc. upon the exercise of its election to acquire such common units directly, and for which RE/MAX Holdings, Inc. may obtain an upward tax basis adjustment or “step-up” under Section 743(b) of the Code as a result of RMCO’s tax election under Section 754 of the Code); and

•

as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions and Divestitures,” our historical acquisitions of regional franchise rights that were treated as taxable asset acquisitions for U.S. federal income and other applicable tax purposes, including our recent acquisition of certain assets of RE/MAX of Colorado, Inc. and RE/MAX of Texas (for which RE/MAX Holdings, Inc. will obtain a proportionate share of RMCO’s existing tax basis in such acquired assets).

In connection with the transactions described above, RE/MAX Holdings, Inc. will enter into a separate tax receivable agreement with each of our existing owners that will provide for the payment by RE/MAX Holdings, Inc. to the existing owners of 85% of the amount of cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that RE/MAX Holdings, Inc. actually realizes, or in some circumstances is deemed to realize, as a result of an expected increase in its share of tax basis in RMCO’s tangible and intangible assets, including increases attributable to payments made under the tax receivable agreements, and deductions attributable to imputed and actual interest that accrues in respect of such payments. These tax benefit payments are not necessarily conditioned upon one or more of the existing owners maintaining a continued ownership interest in either RMCO or RE/MAX Holdings, Inc. RE/MAX Holdings, Inc. expects to benefit from the remaining 15% of cash savings, if any, that it may actually realize. The substantive provisions of the separate tax receivable agreements that we will enter into with each of our existing owners will be substantially identical.

Initially, any amounts that may be paid to our existing owners under the tax receivable agreements will be attributable to the first, second, and fourth transactions described above and such amounts will be allocated in accordance with each existing owner’s share of the tax benefits that arise from such transactions. Over time, any amounts that may be paid to RIHI under its tax receivable agreement may also be attributable to the third transaction described above, and the allocation of such amounts will depend, among other things, upon whether and to what extent RIHI has participated in the third transaction described above.

With respect to the fourth transaction described above, we will be obligated to make payments under the tax receivable agreements only with respect to RE/MAX Holdings Inc.’s proportionate share of RMCO’s existing tax basis in previously acquired assets that results from RE/MAX Holdings Inc.’s deemed or actual purchase of an equity interest in RMCO from our existing owners (as described in the first, second and third transactions described above). We will not be obligated to make payments under the tax receivable agreements with respect to RE/MAX Holdings Inc.’s proportionate share of RMCO’s existing tax basis in previously acquired assets that results from RE/MAX Holdings Inc.’s contribution of cash or property to RMCO in exchange for an equity interest in RMCO (including, initially, with respect to RE/MAX Holdings Inc.’s expected contribution of the business assets of HBN and Tails to RMCO in exchange for approximately $27.3 million of additional common units in RMCO, as described under “Certain Relationships and Related Party Transactions—Managed Region Acquisitions”).

For purposes of the tax receivable agreements, cash savings in income and franchise tax will be computed by comparing RE/MAX Holdings, Inc.’s actual income and franchise tax liability to the amount of such taxes that RE/MAX Holdings, Inc. would have been required to pay had there been no increase in RE/MAX Holdings, Inc.’s share of tax basis in RMCO’s tangible and intangible assets and had the tax receivable agreements not been entered into. The tax receivable agreements will generally apply to each of RE/MAX Holdings, Inc.’s taxable years, beginning with the first taxable year ending after the consummation of the offering. There is no maximum term for the tax receivable agreements; however, the tax receivable agreements may be terminated by us pursuant to an early termination procedure that requires us to pay the existing owners an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement.

Although the actual timing and amount of any payments that may be made under the tax receivable agreements will vary depending upon a number of facts and circumstances that are beyond our control (including the timing and amount of any redemption of common units by RIHI, the trading price of our shares of Class A common stock at the time of any such redemptions, and the amount and timing of our taxable income and the applicable tax rate), we expect that the payments that we may be required to make to our existing owners could be substantial. Any payments made by us to our existing owners under the tax receivable agreements will generally reduce the amount of overall cash flow that might have otherwise been available to us or to RMCO and, to the extent that we are unable to make payments under the tax receivable agreements for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us.

The tax receivable agreements provide that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or that if, at any time, we elect an early termination of the tax receivable agreements, then our obligations, or our successor’s obligations, under the tax receivable agreements would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the tax receivable agreements.

As a result, (i) we could be required to make cash payments to our existing owners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the tax receivable agreements, and (ii) if we elect to terminate the tax receivable agreements early, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the tax receivable agreements, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the tax receivable agreements.

The tax receivable agreements provide that we may, at our option, make one or more estimated payments to our existing owners in respect of any anticipated payments required under the tax receivable agreements. Any estimated payments made under the terms of the tax receivable agreements are subject to adjustment pending a final determination of the actual payments required under the tax receivable agreements.

We will also not be reimbursed for any cash payments previously made to our existing owners pursuant to the tax receivable agreements if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to an existing owner will be netted against any future cash payments that we might otherwise be required to make under the terms of the tax receivable agreements. However, we might not determine that we have effectively made an excess cash payment to our existing owners for a number of years following the initial time of such payment. As a result, it is possible that we could make cash payments under the tax receivable agreements that are substantially greater than our actual cash tax savings. Although we are not currently aware of any reason why any tax basis increases or other tax benefits would be challenged by a taxing authority, if we determine that any tax basis increases or other tax benefits may be subjected to a reasonable challenge or are being challenged by a taxing authority, we may withhold some or all of the payments otherwise due to our existing owners under the tax receivable agreements in an interest-bearing escrow account until such a challenge is no longer possible or is otherwise resolved.

We will have full responsibility for, and sole discretion over, all RE/MAX Holdings, Inc. tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation rights held by the existing owners.

Payments are generally due under the tax receivable agreements within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the tax receivable agreements will continue to accrue interest at LIBOR plus 300 basis points until such payments are made, including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

Management Services Agreement

We will enter into a management services agreement with RMCO pursuant to which we will agree to provide certain specific management services to RMCO, including those services typically provided for by the individuals serving in the positions of president, chief executive officer, chief financial officer, and general counsel. In exchange for the services we will provide, RMCO will reimburse us for compensation and other expenses of our officers and employees and for certain out-of-pocket costs. RMCO will also provide administrative and support services to us, such as office facilities, equipment, supplies, payroll and accounting and financial reporting. The management services agreement also provides that our employees may participate in RMCO’s benefit plans, and that RMCO employees may participate in our 2013 Stock Incentive Plan. RMCO will indemnify us for any losses arising from our performance under the management services agreement, except that we will indemnify RMCO for any losses caused by our willful misconduct or gross negligence.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be $177.0 million, or $205.2 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $20.00 per share, which is the midpoint of the price range listed on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the net proceeds from this offering by approximately $9.4 million, assuming no exercise of the underwriters’ over-allotment option and that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $27.3 million of the proceeds of this offering to reacquire regional RE/MAX franchise rights in the Southwest and Central Atlantic regions of the U.S. through the acquisition of the business assets of HBN and Tails. Following our acquisition of the business assets of HBN and Tails, we will contribute such assets to RMCO in exchange for a number of newly issued common units of RMCO worth approximately $27.3 million, at a price per common unit equal to the public offering price per share of our Class A common stock, less underwriting discounts. Certain of our directors and executive officers (and their family members), including David Liniger, Gail Liniger, Margaret Kelly, Vincent Tracey and Daryl Jesperson, own shares of HBN and Tails. We engaged a third-party valuation firm to assist in the evaluation of the fair market value of 100% of the equity of each of HBN and Tails and used this firm’s analysis as the basis for determining the purchase price for these acquisitions. These transactions are described in greater detail in “Certain Relationships and Related Party Transactions—Managed Region Acquisitions.”

We intend to use approximately $160.7 million of the proceeds of this offering (including net proceeds received if the underwriters exercise their option to purchase additional shares of Class A common stock) to purchase newly issued common units from RMCO at a price per common unit equal to the public offering price per share of our Class A common stock, less underwriting discounts, as described under “Organizational Structure and Reorganization—Reorganization Transactions.” RMCO will use a portion of the proceeds it receives from us to first redeem all of the outstanding preferred membership units in RMCO held by Weston Presidio and to satisfy the liquidation preference of approximately $49.8 million associated with those preferred membership units. Following RMCO’s redemption of all of the outstanding preferred membership units in RMCO from Weston Presidio, RMCO will use approximately $99.9 million of the remaining proceeds of this offering (or $128.1 million if the underwriters exercise their over-allotment option in full) to redeem common units of RMCO from our existing owners, RIHI and Weston Presidio. The price per common unit of RMCO paid by RMCO to our existing owners will equal the public offering price per share of our Class A common stock, less underwriting discounts.

DIVIDEND POLICY

We currently intend to declare quarterly dividends of approximately $0.0625 per share on all outstanding shares of Class A common stock. We determined this dividend rate in an effort to provide our stockholders with an attractive annual return on their investment and after taking into consideration our projected free cash flow. We generally consider our free cash flow for any particular period to be our net earnings plus any non-cash charges and expenses incurred in such period after subtracting our capital expenditures and mandatory debt repayments for that period.

We currently expect the first quarterly dividend will be paid after the fourth quarter of 2013. The declaration of this and any other dividends, and, if declared, the amount of any such dividend, will be subject to our actual future earnings and capital requirements and to the discretion of our board of directors. Our board of directors may take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions and such other factors as our board of directors may deem relevant. For example, our ability to pay cash dividends on our common stock will be subject to our continued compliance with the terms of our senior secured credit facility. Because any future payment of dividends will be at the discretion of our board of directors, we do not expect that any such dividend payments will have an adverse impact on our liquidity or otherwise limit our ability to fund capital expenditures or otherwise pursue our business strategy over the long-term. We intend to fund any future dividends out of our projected free cash flow and, as a result, we do not expect to incur any indebtedness to fund such payments.

Because we are a holding company with no material assets other than our ownership of common units of RMCO and no independent means of generating revenue or cash flow and ability to pay dividends will be dependent upon the financial results and cash flows of RMCO and its subsidiaries and distributions we receive from RMCO. We expect to cause RMCO to make distributions to fund our expected dividend payments. Any distributions by RMCO will be funded by proportionate distributions by RMCO to us and RIHI in accordance with respective ownership percentages of common units. However, RMCO’s ability to pay dividends, including making distributions to us, is limited by the terms of our senior secured credit facility, which may in turn limit our ability to pay dividends on our common stock. Our ability to pay dividends may also be restricted by the terms of any future credit agreement, debt or preferred securities issued by us, RMCO’s or its subsidiaries in the future.

RMCO paid tax-related distributions and other cash distributions to our existing owners during the years ended December 31, 2011 and 2012 and the six month period ended June 30, 2013. Tax-related distributions paid, in the aggregate, were $6.6 million, $3.5 million and $12.7 million during the years ended December 31, 2011 and 2012 and the six month period ended June 30, 2013, respectively. Other cash distributions paid, in the aggregate, were $8.7 million, $6.1 million and $8.0 million during the years ended December 31, 2011 and 2012 and the six month period ended June 30, 2013, respectively.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2013:

•	on an actual basis for RMCO;

•

on a pro forma basis for RE/MAX Holdings, Inc., giving effect to the Reorganization Transactions, including the substitution of outstanding options under the 2011 Unit Option Plan, the grant of shares of Class A common stock we expect to make under the 2013 Stock Incentive Plan in connection with the completion of this offering, the issuance and sale by us of 10,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Organizational Structure and Reorganization,” “Selected Historical Consolidated Financial and Operating Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	Actual RMCO	Pro Forma RE/MAX Holdings, Inc.
	(unaudited)	(unaudited)
	(in thousands, except share data)
Cash and cash equivalents	$58,582	$58,582

Debt, including current portion:
Senior secured credit facility	$223,230	$223,230
Redeemable preferred units:
Class A Preferred Units, no par value per unit, 150,000 units authorized, 150,000 units issued and outstanding, actual	145,400	—
Members’ capital/Stockholders’ equity:
RMCO Class B Common Units, no par value per unit, 900,000 units authorized, 847,500 units issued and outstanding, actual	(170,543)	—
Class A common stock, $0.0001 par value per share, none authorized, issued or outstanding, actual; 180,000,000 shares authorized, 10,118,750 shares issued and outstanding, pro forma	—	1
Class B common stock, $0.0001 par value per share, none authorized, issued or outstanding, actual; 1,000 shares authorized, one share issued and outstanding, pro forma	—	—
Additional paid-in capital	—	219,403
Retained earnings	—	(2,529)
Accumulated other comprehensive income	1,449	1,449

Total members’ capital/stockholders’ equity attributable to RE/MAX Holdings, Inc.	(169,094)	218,324
Non-controlling interest	—	(189,938)
Total members’ capital/stockholders’ equity	(169,094)	28,386

Total capitalization	$199,536	$251,616

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the amount per share paid by new investors in our shares of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after completion of this offering.

As of June 30, 2013, the net tangible book value (deficit) of RMCO was approximately $(218.8 million), or $(8.77) per share of RMCO Class B common units. Net tangible book value per share represents the amount of our tangible assets less our liabilities and the amount of Weston Presidio’s estimated liquidity preference at June 30, 2013 divided by the shares of Class A common stock equivalents outstanding as of June 30, 2013. Our pro forma as adjusted net tangible book value includes the effect of the Reorganization Transactions, the impact of our sale of 10,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the acquisition of the business assets of HBN and Tails for approximately $27.3 million, the redemption of Weston Presidio’s preferred and common membership interest, and assuming the redemption of all RMCO common units held by our existing owners in exchange for an aggregate of 8,547,872 shares of Class A common stock. Our pro forma as adjusted net tangible book value as of June 30, 2013, would have been $46.6 million, or $4.60 per share of Class A common stock. This represents an immediate increase in pro forma net tangible book value of $13.37 per share to our existing stockholders and an immediate dilution of $15.40 per share to new investors.

The following table illustrates this dilution to new investors on a per share basis assuming the underwriters do not exercise their option to purchase additional shares:

Assumed initial public offering price per share		$20.00
Net tangible book value (deficit) per share as of June 30, 2013, before giving effect to this offering	$(8.77)
Increase in net tangible book value (deficit) per share attributable to new investors purchasing shares from us in this offering	$13.37

Pro forma as adjusted net tangible book value per share after this offering		$4.60

Dilution per share to new investors		$15.40

The following table summarizes, on a pro forma basis, as June 30, 2013:

•

the total number of shares of common stock purchased from us by existing stockholders assuming the redemption of all RMCO common units held by our existing owners in exchange for shares of Class A common stock and by the new investors purchasing shares in this offering;

•

the total consideration paid to us by existing stockholders and to be paid to us by the new investors purchasing shares in this offering, assuming an initial public offering price of $20.00 per share (before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering); and

•	the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering.

Options are not included in the following calculations.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	24,937,500	71.4%	$231,229,000	53.6%	$9.27
New investors	10,000,000	28.6%	200,000,000	46.4%	20.00

Total	34,937,500	100.0%	$431,229,000	100.0%	$12.34

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the total consideration paid to us by new investors by $10.0 million and increase or decrease the percent of total consideration paid to us by new investors by approximately 2.32% assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options to purchase our common stock.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

We derived the unaudited pro forma condensed consolidated financial information set forth below by the application of pro forma adjustments to the audited and unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2012 and the six month period ended June 30, 2013 and the unaudited pro forma condensed consolidated balance sheet as of June 30, 2013 present our consolidated results of operations and financial position to give pro forma effect to the Reorganization Transactions described in “Organizational Structure and Reorganization” and the sale of shares in this offering (excluding shares issuable upon exercise of the underwriters’ option to purchase additional shares), and the application of the net proceeds from this offering, including the acquisitions of the business assets of HBN and Tails, as if all such transactions had been completed as of January 1, 2012 with respect to the unaudited combined condensed consolidated pro forma statements of income and as of June 30, 2013 with respect to the unaudited pro forma condensed consolidated balance sheet. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2012 also gives effect to our acquisition of certain assets of RE/MAX of Texas as if the acquisition had occurred on January 1, 2012. The unaudited pro forma condensed consolidated financial information reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the unaudited pro forma condensed consolidated financial information.

The pro forma adjustments principally give effect to the following items:

•

the acquisition of certain assets of RE/MAX/KEMCO Partnership L.P. (d/b/a RE/MAX of Texas and for purposes of the unaudited pro forma condensed consolidated financial information, referred to as the RE/MAX of Texas Transaction) which include the regional franchise rights that permit the sale of RE/MAX franchises in the state of Texas. The acquisition of RE/MAX of Texas was deemed significant as defined in Rule 3-05 of Regulation S-X and separate financial statements for RE/MAX of Texas are included elsewhere in this prospectus;

•

this offering and the use of a portion of the proceeds as described in “Use of Proceeds” including the acquisitions of the business assets of HBN and Tails (collectively referred to for purposes of the unaudited pro forma condensed consolidated financial information as the “Managed Region Acquisitions”), which will be completed in connection with this offering. The Managed Region Acquisitions are not deemed significant as defined in Rule 3-05 of Regulation S-X;

•	the Reorganization Transactions described in “Organizational Structure and Reorganization,” including the substitution of outstanding options under the 2011 Unit Option Plan;

•

the tax receivable agreements we will enter into with the existing owners as described in “Organizational Structure and Reorganization—Tax Receivable Agreements.” In the case of the unaudited pro forma condensed consolidated statements of income, a provision for corporate income taxes on the income of RE/MAX Holdings, Inc. at an effective rate of 38% which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction; and

•	the issuance of vested restricted stock units with respect to 118,750 shares of our Class A common stock to our officers and employees on the effective date of the offering.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Reorganization Transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of the financial condition or results of operations as of any future date or for any future period. You should read our unaudited pro forma condensed consolidated financial information and the accompanying notes in conjunction with the consolidated historical financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in “Risk Factors,” “Selected Historical Consolidated Financial and Operating Data,” “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RE/MAX Holdings, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Income

Year Ended December 31, 2012

(Amounts in thousands)

	Historical RMCO, LLC(1)	Historical RE/MAX of Texas (1)	Pro Forma Adjustments for RE/MAX of Texas Transaction (2)	Notes	Pro Forma RMCO, LLC	Historical HBN and Tails	Pro Forma Adjustments for HBN and Tails Transactions(3)	Notes		Pro Forma Adjustments for Pro Forma Offering(4)	Notes		Pro Forma RE/MAX Holdings, Inc.
Revenue:
Continuing franchise fees	$56,350	$5,879	$(872)		$61,357	$7,856	(2,436)			—			$66,777
Annual dues	28,909	—	—		28,909	—	—			—			28,909
Broker fees	19,579	2,508	(446)		21,641	2,221	(666)			—			23,196
Franchise sales and other franchise revenue	22,629	692	(154)		23,167	998	(262)			—			23,903
Brokerage revenue	16,210	—	—		16,210	—	—			—			16,210

Total revenue	143,677	9,079	(1,472)	2(a)	151,284	11,075	(3,364)	3	(a)	—			158,995

Operating expenses:
Selling, operating and administrative expenses	84,337	4,613	(1,696)	2(a)(b)	87,254	7,606	(3,364)	3	(a)	2,903	4	(a)	94,399
Depreciation and amortization	12,090	416	3,255	2(c)	15,761	—	1,705	3	(b)	—			17,466
Loss on sale of assets, net	1,704	—	—		1,704	—	—			—			1,704

Total operating expenses	98,131	5,029	1,559		104,719	7,606	(1,659)			2,903			113,569

Operating income	45,546	4,050	(3,031)		46,565	3,469	(1,705)			(2,903)			45,426

Other income (expenses):
Interest expense	(11,686)	(20)	(2,687)	2(d)	(14,393)	—	—			—			(14,393)
Interest income	286	38	—		324	16	—			—			340
Foreign currency transaction gains, net	208	—	—		208	—	—			—			208
Loss on early extinguishment of debt	(136)		—		(136)	—	—			—			(136)
Equity in earnings of investees	1,244	—	—		1,244	—	—			—			1,244

Total other income (expenses), net	(10,084)	18	(2,687)		(12,753)	16	—			—			(12,737)

Income before provision for income taxes	35,462	4,068	(5,718)		33,812	3,485	(1,705)			(2,903)			32,689
Provision for income taxes	(2,138)	—	—		(2,138)	—	—			(2,088)	4	(b)	(4,226)

Net income from continuing operations	33,324	4,068	(5,718)		31,674	3,485	(1,705)			(4,991)			28,463

Loss from discontinued operations	—	(38)	38	2(e)	—	—	—			—			—

Net income	$33,324	$4,030	$(5,680)		$31,674	$3,485	$(1,705)			$(4,991)			$28,463

Less: Net income attributable to non-controlling interest										21,568	4	(c)	21,568

Net income attributable to RE/MAX Holdings, Inc.													$6,895

Net income attributable to RE/MAX Holdings, Inc. per Class A common share 4(d)
Basic													$0.68
Diluted													$0.64
Weighted average shares of Class A common stock outstanding 4(d)
Basic													10,118,750
Diluted													10,758,879

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

RE/MAX Holdings, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Income

Six months ended June 30, 2013

(Amounts in thousands)

	Historical RMCO, LLC(1)	Historical HBN and Tails(1)	Pro Forma Adjustments for HBN and Tails Acquisitions(3)	Notes		Pro Forma Offering Adjustments(4)	Notes		Pro Forma RE/MAX Holdings, Inc.
Revenue:
Continuing franchise fees	$30,944	$3,968	$(1,222)			—			$33,690
Annual dues	14,597	—	—			—			14,597
Broker fees	11,500	1,319	(407)			—			12,412
Franchise sales and other franchise revenue	12,747	384	(107)			—			13,024
Brokerage revenue	8,528	—	—			—			8,528

Total revenue	78,316	5,671	(1,736)	3	(c)	—			82,251

Operating expenses:
Selling, operating and administrative expenses	47,983	3,476	(1,832)	3	(c)(d)	—			49,627
Depreciation and amortization	7,432	—	853	3	(e)	—			8,285
Loss on sale of assets, net	44	—	—			—			44

Total operating expenses	55,459	3,476	(979)			—			57,956

Operating income	22,857	2,195	(757)			—			24,295

Other income (expenses):
Interest expense	(6,925)	—	—			—			(6,925)
Interest income	142	7	—			—			149
Foreign currency transaction gains, net	(416)	—	—			—			(416)
Loss on early extinguishment of debt	(134)	—	—			—			(134)
Equity in earnings of investees	462	—	—			—			462

Total other income (expenses), net	(6,871)	7	—			—			(6,864)

Income before provision for income taxes	15,986	2,202	(757)			—			17,431
Provision for income taxes	(1,031)	—	—			(1,222)	4	(e)	(2,253)

Net income	14,955	2,202	(757)			(1,222)			15,178

Less: Net income attributable to non-controlling interest						11,501	4	(f)	11,501

Net income attributable to RE/MAX Holdings, Inc.									$3,677

Net income attributable to RE/MAX Holdings, Inc. per Class A common share 4(g)
Basic									$0.36
Diluted									$0.34
Weighted average shares of Class A common stock outstanding 4(g)
Basic									10,118,750
Diluted									10,746,849

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

RE/MAX Holdings, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of June 30, 2013

(Amounts in thousands, except units)

	Historical RMCO, LLC(1)	Pro Forma Adjustments for HBN and Tails Acquisitions(3)	Notes		Pro Forma Adjustments for Pro Forma Offering(4)	Notes	Pro Forma RE/MAX Holdings, Inc.
Assets
Current assets:
Cash and cash equivalents	$58,582	(27,305)	3	(aa)	$27,305		$58,582
Escrow cash—restricted	1,224	—			—		1,224
Accounts and notes receivable, current portion, less allowances	17,121	1,454	3	(aa)	—		18,575
Accounts receivable from affiliates	10	—			—		10
Other current assets	2,202	11	3	(aa)	785	4(aa)	2,998

Total current assets	79,139	(25,840)			28,090		81,389
Property and equipment, net	2,645	—			—		2,645
Franchise agreements, net	72,406	23,514	3	(aa)	—		95,920
Other intangible assets, net	2,533	—			—		2,533
Goodwill	70,817	2,486	3	(aa)	—		73,303
Deferred tax assets	—	—			64,908	4(aa),4(bb)	64,908
Investments in equity method investees	3,698	—			—		3,698
Debt issuance costs, net	2,430	—			—		2,430
Other assets	4,402	30	3	(aa)	(2,511)	4(cc)	1,921

Total assets	$238,070	190			90,487		$328,747

Liabilities, Redeemable Preferred Units and Members’ Deficit/Stockholders’ Equity
Current liabilities:
Accounts payable	$690	—			—		690
Accounts payable to affiliates	2,473	—			—		2,473
Escrow liabilities	1,224	—			—		1,224
Accrued liabilities	9,378	190	3	(aa)	528	4(a)	10,096
Income taxes payable	314	—			(374)	4(a)	(60)
Deferred revenue and deposits	16,200	—			—		16,200
Current portion of debt	17,300	—			—		17,300
Current portion of payable to related parties pursuant to tax receivable agreements	—	—			755	4(bb)	755
Other current liabilities	87	—			—		87

Total current liabilities	47,666	190			909		48,765
Debt, net of current portion	205,930	—			—		205,930
Payable to related parties pursuant to tax receivable agreements, net of current portion	—	—			37,498	4(bb)	37,498
Deferred revenue, net of current portion	457	—			—		457
Other liabilities, net of current portion	7,711	—			—		7,711

Total liabilities	261,764	190			38,407		300,361
Redeemable preferred units:
Class A preferred units, at estimated redemption value (no par value, 150,000 units authorized, issued and outstanding as of June 30, 2013; liquidation preference of $49,300)	145,400	—			(145,400)	4(dd)	—

Members’ deficit/Stockholders’ equity:
Class B common units (no par value, 900,000 units authorized, 847,500 units issued and outstanding as of June 30, 2013; none outstanding on a pro forma basis)	(170,543)	—			170,543	4(ee)	—
Accumulated other comprehensive income	1,449	—			—		1,449
Class A common stock, par value $0.0001 per share, 180,000,000 shares authorized; 10,118,750 shares issued and outstanding on a pro forma basis	—	—			1		1
Class B common stock, par value $0.0001 per share, 1,000 shares authorized; 1 share issued and outstanding on a pro forma basis	—	—			—		—
Additional paid-in capital	—	—			219,403	4(ff)	219,403
Retained earnings	—	—			(2,529)	4(a)	(2,529)

Total members’ deficit/stockholders’ equity attributable to RE/MAX Holdings, Inc.	(169,094)	—			387,418		218,324
Non-controlling interest	—				(189,938)	4(ee)	(189,938)

Total members’ deficit/stockholders’ equity	(169,094)	—			197,480		28,386

Total liabilities, redeemable preferred units and members’ deficit/stockholders’ equity	$238,070	$190			$90,487		$328,747

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

RE/MAX Holdings, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Basis of Presentation and Description of Transactions

Effective December 31, 2012, we acquired certain assets of RE/MAX/KEMCO Partnership L.P. d/b/a RE/MAX of Texas (RE/MAX of Texas), including its rights under the regional franchise agreements, issued by the Company, permitting the sale of RE/MAX franchises in the state of Texas. The Company acquired these assets in order to expand its owned and operated regional franchising operations. The purchase price was $45,500,000 and was paid in cash using proceeds provided from borrowings. For further information about the RE/MAX of Texas Transaction, see Note 6 to our audited consolidated financial statements included elsewhere in this prospectus. For purposes of the unaudited pro forma condensed consolidated financial information, the acquisition of RE/MAX of Texas is referred to as the RE/MAX of Texas Transaction.

We intend to use approximately $27.3 million of the net proceeds of this offering to reacquire regional RE/MAX franchise rights in the Southwest and Central Atlantic regions of the U.S. through the Managed Region Acquisitions. Following our acquisition of the business assets of the Managed Regions, we will contribute such assets to RMCO in exchange for a number of newly issued common units of RMCO worth approximately $27.3 million, at a price per share equal to the public offering price per share of our Class A common stock, less underwriting discounts.

We intend to use all of the remaining net proceeds of this offering (including net proceeds received if the underwriters exercise their option to purchase additional shares of Class A common stock) to purchase newly issued common units from RMCO at a price per common unit equal to the public offering price per share of our Class A common stock, less underwriting discounts. RMCO will use a portion of the net proceeds it receives from us to first redeem all of the outstanding preferred membership units in RMCO held by Weston Presidio and to satisfy the $49.8 million liquidation preference associated with those preferred membership units. Following RMCO’s redemption of all of the outstanding preferred membership units in RMCO from Weston Presidio, RMCO will then redeem all common units held by Weston Presidio and use the remaining net proceeds of this offering to redeem common units of RMCO from RIHI.

1. Historical Results of Operations and Financial Position

The historical RMCO, LLC results of operations for the year ended December 31, 2012 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Condensed consolidated statement of income data for the six-month period ended June 30, 3013 and consolidated balance sheet data as of June 30, 2013 for RMCO are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The historical RE/MAX of Texas results of operations for the year ended December 31, 2012 were derived from the RE/MAX of Texas audited consolidated financial statements included elsewhere in this prospectus. The historical HBN and Tails results of operations for the year ended December 31, 2012 and for the six-month period ended June 30, 2013 and the historical financial position of HBN and Tails as of June 30, 2013 were derived from the HBN and Tails financial statements.

2. Pro Forma Adjustments for RE\MAX of Texas Transaction

The historical results of operations of RE/MAX of Texas have been adjusted to give pro forma effect to events that are (i) directly attributable to the RE/MAX of Texas Transaction; (ii) factually supportable and (iii) expected to have a continuing impact on the combined results, as if the RE/MAX of Texas Transaction occurred on January 1, 2012 (referred to as “Pro Forma Adjustments for RE/MAX of Texas Transaction”) and are combined with the historical results of RMCO, LLC to present Pro Forma RMCO, LLC. Due to the fact that the RE/MAX of Texas Transaction occurred on December 31, 2012, the results of operations of RE/MAX of Texas are included in the consolidated statement of income for RMCO for the six-month period ended June 30, 2013.

Unaudited Pro Forma Condensed Consolidated Statement of Income—Year Ended December 31, 2012

Pro forma Adjustments for the RE/MAX of Texas Transaction consist of the following:

(a)	The pro forma adjustment to total revenue reflects the elimination of continuing franchise fees, broker fees and franchise fees of $1,360 paid by RE/MAX of Texas to RMCO during 2012. As a result, also reflected is a reduction in RE/MAX of Texas’ selling, operating and administrative expenses for the same amount. Also reflected in the pro forma adjustment to total revenue is a decrease to franchise sales and other franchise revenue of $112 related to rental income recognized by RE/MAX of Texas on an asset not acquired by RMCO.

(b)	The pro forma adjustment to selling, operating and administrative expenses reflects a reduction of $336 relating to direct acquisition costs incurred during 2012 related to the acquisition of RE/MAX of Texas.

(c)	The pro forma adjustment to depreciation and amortization reflects an increase of $3,648 in amortization expense related to the regional franchise agreement intangible asset acquired, which was determined to have an acquisition date fair value of $15,200. The regional franchise agreement is being amortized over a period of 50 months. This amount is offset by a reduction of $351 related to amortization expense recognized by RE/MAX of Texas during 2012 on historical intangible assets and $42 of depreciation expense recognized by RE/MAX of Texas in 2012 related to an asset of RE/MAX of Texas not acquired by RMCO, LLC.

(d)

The components of the pro forma adjustment to interest expense include an increase to interest expense of $2,475 related to additional borrowings of $45,000 used to finance the RE/MAX of Texas acquisition, based on the borrowing rate in effect at the time of the acquisition, and $212 related to the amortization of additional deferred financing costs incurred in connection with the aforementioned additional borrowings. The interest rate on our senior secured credit facility is currently subject to a floor of 4.0%, based on current LIBOR rates. A hypothetical increase of  1/8% on existing LIBOR rates would not currently result in an increase in the Company’s effective interest rate and therefore would not have an impact on our pro forma interest expense.

(e)	Reflects pro forma adjustment to eliminate the loss from discontinued operations of RE/MAX of Texas as these operations were not acquired by RMCO.

3. Pro Forma Adjustments for HBN and Tails Transactions

The historical results of operations of HBN and Tails have been adjusted to give pro forma effect to events that are (i) directly attributable to the Managed Region Acquisitions; (ii) factually supportable and (iii) expected to have a continuing impact on the combined results, as if the Managed Region Acquisitions occurred on January 1, 2012 (referred to as “Pro Forma Adjustments for HBN and Tails Transactions”).

Unaudited Pro Forma Condensed Consolidated Statement of Income—Year Ended December 31, 2012

Pro forma Adjustments for HBN and Tails consist of the following:

(a)	The pro forma adjustment to total revenue reflects the elimination of continuing franchise fees, broker fees and franchise fees of $3,364 paid by HBN and Tails to RMCO during 2012. As a result, also reflected is a reduction in HBN and Tails’ selling, operating and administrative expenses for the same amount.

(b)	The pro forma adjustment to depreciation and amortization reflects an increase of $1,705 in amortization expense related to the regional franchise agreement intangible assets acquired, which were determined to have an acquisition date fair value of $23,514 and have a remaining contractual term of approximately 14 years.

Unaudited Pro Forma Condensed Consolidated Statement of Income – Six-month Period Ended June 30, 2013

Pro forma Adjustments for HBN and Tails consist of the following:

(c)	The pro forma adjustment to total revenue reflects the elimination of continuing franchise fees, broker fees and franchise fees of $1,736 paid by HBN and Tails to RMCO during the six month period ended June 30, 2013. As a result, also reflected is a reduction in HBN and Tails’ selling, operating and administrative expenses for the same amount.

(d)	The pro forma adjustment to selling, operating and administrative expenses also reflects a reduction of $96 relating to direct acquisition costs incurred related to the Managed Region Acquisitions.

(e)	The pro forma adjustment to depreciation and amortization reflects an increase of $853 in amortization expense related to the regional franchise agreement intangible assets acquired, which were determined to have an acquisition date fair value of $23,514 and have a remaining contractual term of approximately 14 years.

Unaudited Pro Forma Condensed Consolidated Balance Sheet – As of June 30, 2013

(aa)	Pro forma adjustments reflect the acquisition of the business assets of HBN and Tails, including the re-acquired rights under the regional franchise agreements issued by us permitting the sale of RE/MAX franchises in the Southwest and Central Atlantic regions of the U.S. The purchase price has been allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values. The following table summarizes the preliminary allocation of the purchase price related to the Managed Region Acquisitions as reflected in the unaudited pro forma condensed consolidated balance sheet as of June 30, 2013:

Accounts and notes receivable	$1,454
Other current assets	11
Franchise agreements	23,514
Goodwill	2,486
Other assets	30
Accrued liabilities	(190)

$27,305

The valuation of the acquired regional franchise agreements were valued using an income approach and will be amortized over the remaining contractual term of approximately 14 years. The estimate of the fair values is preliminary and may change.

4. Pro Forma Offering Adjustments

The Pro Forma RE/MAX Holdings, Inc. condensed consolidated financial information includes Pro Forma RMCO, LLC, the Pro Forma Adjustments for the Managed Region Acquisitions and gives further effect to the following (referred to as “Pro Forma Offering Adjustments”): (i) the use of all of the remaining net proceeds of this offering, after deducting underwriting discounts to purchase newly issued common units of RMCO from RMCO at a price per common unit equal to the public offering price per share of our Class A common stock, less underwriting discounts; (ii) RMCO’s subsequent use of $49.8 million of the net proceeds it receives from us to first redeem all of the outstanding preferred membership units in RMCO held by Weston Presidio, which represent Weston Presidio’s liquidation preference associated with those preferred membership units and the complete redemption of Weston Presidio’s remaining equity interest. The proceeds used to redeem Weston Presidio’s common membership units are expected to be approximately $70.5 million; (iii) subsequent to RMCO’s redemption of all of the outstanding preferred and common membership units in RMCO from Weston Presidio, RMCO will use the remaining net proceeds of this offering to redeem common units of RMCO from

RIHI; (iv) the substitution of outstanding options under the 2011 Unit Option Plan; and (v) compensation expense related to stock awards granted to our officers and employees that will vest immediately on the effective date of this offering.

Unaudited Pro Forma Condensed Consolidated Statement of Income – Year Ended December 31, 2012

(a)	In connection with the completion of this offering, we expect to grant vested restricted stock units with respect to 118,750 shares of our Class A common stock to our officers and employees. Assuming an initial public offering price of $20.00 per share of our Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), total compensation expense incurred assuming that these vested restricted stock units were issued on January 1, 2012 would be $2,375. In addition, on the effective date of this offering, we expect to pay $528 to our employees related to a cash bonus plan that is tied to the successful completion of the offering. The effect on income taxes payable for the vested restricted stock units and cash bonus plan is $374. In addition, on the effective date of this offering, we expect to grant 127,250 restricted stock units to our officers and employees, which will vest over a three year period and 20,000 restricted stock units to our directors, which will vest over a one year period. As a result of the vesting requirements associated with the restricted stock units, we will recognize the following recurring non-cash compensation charges from the closing date of this transaction through 2016, which are not included in the unaudited pro forma condensed consolidated statements of income:

2013 (partial year, from close of offering)	$264
2014	1,029
2015	754
2016	691

Total	$2,738

(b)	RE/MAX Holdings, Inc. will be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to our allocable share of any net taxable income of RMCO, which will result in higher income taxes. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an estimated effective rate of 38.0%, which includes provisions for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

The provision for income taxes from operations differs from the amount of income tax computed by applying the applicable U.S. statutory federal income tax rate to income before provision for income taxes as follows:

Federal statutory rate	35.0%
State and local rate	3.0%
Rate benefit from flow-through entity	(25.1)%

Effective tax rate	12.9%

Our effective tax rate includes a rate benefit attributable to the fact that, after this offering, approximately 65.98% of RE/MAX Holdings Inc.’s earnings will not be subject to corporate level taxes as the applicable income tax expense will be incurred by, and the obligation of, our non-controlling shareholders. Thus, the pro forma effective tax rate on the portion of income attributable to RE/MAX Holdings, Inc. is expected to be 38%.

(c)

As described in “Organizational Structure and Reorganization,” RE/MAX Holdings, Inc. will become the sole managing member of RMCO. RE/MAX Holdings, Inc. and will initially have a minority economic interest in RMCO but will have 100% of the voting power and control the management of RMCO. Immediately following this offering, the non-controlling interest will be 65.98%. Net income attributable to the non-controlling interest represents 65.98% of income before provision for income taxes. These amounts have been determined based on an offering price of $20.00 per share and the assumption that the underwriters’ option to purchase additional shares is not exercised.

(d)	The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income available per share. The pro forma basic net income per share calculation includes 10,000,000 shares assumed to be sold in this offering. In addition, we will grant vested restricted stock units with respect to 118,750 shares of our Class A common stock to our officers and employees, all of which are included in the shares used to calculate pro forma basic and diluted earnings per share.

The pro forma diluted net income per share calculation includes the basic weighted average shares of Class A common stock outstanding plus the dilutive impact of 787,500 outstanding options issued upon substitution of RMCO Class B common unit options calculated using the treasury stock method.

Unaudited Pro Forma Condensed Consolidated Statement of Income – Six months ended June 30, 2013

(e)	RE/MAX Holdings, Inc. will be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to our allocable share of any net taxable income of RMCO. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an estimated effective rate of 38.0%, which includes provisions for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

The provision for income taxes from operations differs from the amount of income tax computed by applying the applicable U.S. statutory federal income tax rate to income before provision for income taxes as follows:

Federal statutory rate	35.0%
State and local rate	3.0%
Rate benefit from flow-through entity	(25.1)%

Effective tax rate	12.9%

(f)	As described in “Organizational Structure and Reorganization,” RE/MAX Holdings, Inc. will become the sole managing member of RMCO. RE/MAX Holdings, Inc. and will initially have a minority economic interest in RMCO but will have 100% of the voting power and control the management of RMCO. Immediately following this offering, the non-controlling interest will be 65.98%. Net income attributable to the non-controlling interest represents 65.98% of income before provision for income taxes. These amounts have been determined based on an offering price of $20.00 per share and the assumption that the underwriters’ option to purchase additional shares is not exercised.

(g)	The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income available per share. The pro forma basic net income per share calculation includes 10,000,000 shares assumed to be sold in this offering. In addition, we will grant vested restricted stock units with respect to 118,750 shares of our Class A common stock to our officers and employees, all of which are included in the shares used to calculate pro forma basic and diluted earnings per share.

The pro forma diluted net income per share calculation includes the basic weighted average shares of Class A common stock outstanding plus the dilutive impact of 787,500 outstanding options issued upon substitution of RMCO Class B common unit options calculated using the treasury stock method.

Unaudited Pro Forma Condensed Consolidated Balance Sheet – As of June 30, 2013

(aa)	RE/MAX Holdings, Inc. will be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to our allocable share of any net taxable income of RMCO. As a result, the pro forma condensed consolidated balance sheet reflects our proportionate share of existing temporary differences between the book basis and tax basis related to assets (primarily intangible assets and fixed assets) and liabilities as of June 30, 2013 of approximately $11,490, comprised of $785 of current deferred tax assets and $10,705 of long-term deferred tax assets. The net deferred tax asset is shown as an increase to additional paid-in capital within the pro forma condensed consolidated balance sheet.

(bb)	Pro forma adjustments reflect the effects of the tax receivable agreements on our consolidated balance sheet as a result of RE/MAX Holdings, Inc.’s purchase of common units from RMCO and RMCO’s related redemption of preferred units from Weston Presidio and common units from Weston Presidio and RIHI with the net proceeds from this offering. Pursuant to the tax receivable agreements, RE/MAX Holdings, Inc. will be required to make cash payments to our existing owners equal to 85% of the amount of cash savings, if any, in U.S. federal, state and local tax that RE/MAX Holdings, Inc. actually realizes, or in some circumstances is deemed to realize, as a result of certain future tax benefits to which RE/MAX Holdings, Inc. may become entitled. These tax benefit payments are not necessarily conditioned upon one or more of the existing owners maintaining a continued ownership interest in either RMCO or RE/MAX Holdings, Inc. RE/MAX Holdings, Inc. expects to benefit from the remaining 15% of cash savings, if any, that it may actually realize.

As a result, as of the date of the purchase of the Class A common stock, on a cumulative basis, the net effect of accounting for income taxes and the tax receivable agreements on our financial statements will be a net increase in stockholders’ equity of $15.9 million. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreements have been estimated. A summary of the adjustments recorded is as follows:

•

we will record an increase of $54.2 million in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of 38.0% (which includes a provision for U.S. federal, state, local and/or foreign income taxes);

•

we will record $38.3 million which is discounted at our incremental borrowing rate, and represents 85% of the estimated realizable tax benefit resulting from (i) the increase in tax basis in the intangible assets of RMCO on the date of the offering and (ii) certain other tax benefits related to entering into the tax receivable agreements, including tax benefits attributable to payments under the tax receivable agreements as an increase to the liability due to existing owners under the tax receivable agreements; and

•

we will record an increase to additional paid-in capital of $15.9 million, which is an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to existing owners under the tax receivable agreements.

(cc)	Represents $2.5 million of costs related to this offering, which were incurred and deferred as of June 30, 2013 and have been reflected as a reduction to the net proceeds received in connection with this offering on a pro forma basis.

(dd)	Represents the use of the net proceeds received in this offering to completely redeem the preferred membership interest held by Weston Presidio.

(ee)	As described in “Organizational Structure and Reorganization,” RE/MAX Holdings, Inc. will become a member and the sole manager of RMCO. As the sole manager, RE/MAX Holdings, Inc. will control all of the day-to-day business affairs and decision-making of RMCO without the approval of any other member. As such, RE/MAX Holdings, Inc., through its officers and directors, will be responsible for all operational and administrative decisions of RMCO and the day-to-day management of RMCO’s business. As a result, we will consolidate the financial results of RMCO and will record an amount as non-controlling interest on our consolidated balance sheet. The balance of the non-controlling interest as of June 30, 2013 on a pro-forma basis is as follows:

RMCO equity held by the non-controlling interest holders prior to the completion of this offering	$(170,543)
RMCO’s use of the remaining net proceeds from this offering to redeem common units in RMCO from the non-controlling interest holders on a pro forma basis	(19,395)

$(189,938)

(ff)	In connection with this offering, the following adjustments were recorded to additional paid-in-capital.

Net proceeds received by RE/MAX Holdings, Inc. from this offering	$192,100
Offering costs deferred as of June 30, 2013, which reduce the net proceeds	(2,511)
Value related to RE/MAX Holdings, Inc.’s proportionate share of future tax benefits associated with the deferred tax assets in existence as of the offering date	11,490	4(aa)
Increase to additional paid-in capital of $15.9 million, which is an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to existing owners under the tax receivable agreements	15,949	4(bb)
Increase in additional paid-in-capital for shares of restricted stock granted to our employees, officers and directors that vested immediately	2,375	4(a)

	$219,403

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents our selected historical consolidated financial data and certain operating data. The consolidated statement of operations data for the years ended December 31, 2010, 2011, and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our consolidated financial statements not included in this prospectus.

The consolidated statement of operations data for the six months ended June 30, 2012 and 2013 and the consolidated balance sheet data as of June 30, 2013 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations as of the dates and for the periods indicated.

The selected historical consolidated financial data and operating data presented below should be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2012	2013
						(unaudited)	(unaudited)
	(in thousands, except for agent data)
Consolidated Statements of Operations Data:
Total revenue:
Continuing franchise fees	$75,706	$62,623	$60,865	$57,200	$56,350	$27,875	$30,944
Annual dues	37,888	31,627	30,472	28,922	28,909	14,168	14,597
Broker fees	16,401	16,010	16,021	16,764	19,579	9,116	11,500
Franchise sales and other franchise revenue	18,025	17,841	15,709	19,354	22,629	11,000	12,747
Brokerage revenue	29,280	21,569	17,150	16,062	16,210	8,009	8,528

Total revenue	$177,300	$149,670	$140,217	$138,302	$143,677	$70,168	$78,316
Operating expenses:
Selling, operating and administrative expenses	112,583	78,882	81,353	85,291	84,337	43,214	47,983
Depreciation and amortization	23,437	20,861	16,735	14,473	12,090	6,443	7,432
Impairment of goodwill	79,654	17,137	—	—	—
Loss on sale of assets, net	110	2,686	3,719	67	1,704	(18)	44

Total operating expenses	215,784	119,566	101,807	99,831	98,131	49,639	55,459

Operating (loss) income	(38,484)	30,104	38,410	38,471	45,546	20,529	22,857
Other income (expenses):
Interest expense	(35,683)	(29,805)	(22,295)	(12,203)	(11,686)	(5,861)	(6,925)
Interest income	958	770	538	372	286	129	142
Foreign currency transaction gains (losses) net	(1,422)	1,163	167	(266)	208	(36)	(416)
Loss on early extinguishment of debt	(313)	(2,833)	(18,161)	(384)	(136)	(136)	(134)
Equity in earnings of investees	669	1,428	643	431	1,244	314	462

Total other income (expenses), net	(35,791)	(29,277)	(39,108)	(12,050)	(10,084)	(5,590)	(6,871)

(Loss) income before provision for income taxes	(74,275)	827	(698)	26,421	35,462	14,939	15,986
Provision for income taxes	(1,897)	(2,278)	(2,049)	(2,172)	(2,138)	(1,104)	(1,031)

Net (loss) income	(76,172)	(1,451)	(2,747)	24,249	33,324	13,835	14,955
Net loss attributable to noncontrolling interests	3,103	2,078	10,059	—	—	—	—

Net (loss) income attributable to controlling interests	(73,069)	627	7,312	24,249	33,324	13,835	14,955
Accretion of Class A Preferred Units to estimated redemption amounts	—	—	23,453	10,307	15,288	6,831	79,672

Net (loss) income related to common stockholders/unitholders	$(73,069)	$627	$(16,141)	$13,942	$18,036	$7,004	$(64,717)

Other data:
Agent count at period end	100,331	92,071	89,628	87,476	89,008	88,487	91,809

	As of December 31,					As of June 30, 2013
	2008	2009	2010	2011	2012
	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data:
Cash	$42,264	$37,129	$44,569	$38,611	$68,501	$58,582
Franchise agreements, net	105,971	94,727	83,452	72,217	78,338	72,406
Goodwill	58,108	41,867	41,963	41,882	71,039	70,817
Total assets	353,914	292,838	206,160	186,465	251,512	238,070
Long-term debt, including current portion	339,942	297,075	211,366	195,340	232,326	223,230
Redeemable preferred units	—	—	62,200	66,500	78,400	145,400
Total members’ deficit	(47,356)	(61,102)	(97,946)	(109,524)	(96,769)	(169,094)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes thereto included elsewhere herein. Unless otherwise noted, all dollar amounts in tables are in thousands.

The historical financial data discussed below reflects the historical results of operations and financial condition of RMCO and its consolidated subsidiaries and does not give effect to the Reorganization Transactions. See “Organizational Structure and Reorganization” and “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus for a description of the Reorganization Transactions and its effect on our historical results of operations.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results may differ materially from those contained in any forward-looking statements.

Overview

We are one of the world’s leading franchisors of real estate brokerage services. Our business strategy is to recruit and retain agents and sell franchises. Our franchisees operate under the RE/MAX brand name which has held the number one market share in the U.S. and Canada since 1999 as measured by total residential transaction sides completed by our agents. Accordingly, our company slogan is “Nobody sells more real estate than RE/MAX.” The RE/MAX brand has the highest level of unaided brand awareness in real estate in the U.S. and Canada according to a 2013 survey by MMR Strategy Group, and our iconic red, white and blue RE/MAX hot air balloon is one of the most recognized real estate logos in the world.

RE/MAX was founded in 1973 by David and Gail Liniger with an innovative, entrepreneurial culture affording our agents and franchisees the flexibility to operate their businesses with great independence. This business strategy led to a 33-year period of uninterrupted growth, as RE/MAX added large numbers of franchises and agents in the U.S., Canada and around the world. Today, the RE/MAX brand operates in more countries than any other real estate brokerage brand in the world.

Our financial results are driven by the number of agents in our global network. The majority of our revenue is derived from fixed, contractual fees and dues paid to us based on the number of agents in our franchise network.

We grew our total agent count at a CAGR of 30% from our founding to a peak of approximately 120,000 agents in 2006. Our agent count declined approximately 26.8% from 2006 through 2011 as real estate transaction activity declined during the U.S. real estate downturn and economic recession. We returned to growth with a net gain of 1,532 agents during 2012 (of which 651 agents were in the U.S.), as the U.S. housing recovery took hold and real estate transaction activity began to rebound. We have accelerated our growth in 2013 with a net gain of 3,466 agents through August 31, 2013 (of which 2,110 agents were in the U.S.), as the upturn has gained momentum.

With approximately 74% of our 2012 revenue coming from the U.S., we believe that we are well positioned to benefit from a continuing recovery in the U.S. housing market. Existing home sale transactions in the U.S. rose 9.4% in 2012 compared to 2011, according to NAR. During the first quarter of 2013, existing home sale transactions rose 9.9% compared to the first quarter of 2012 and are expected to rise an aggregate of 8.3% in 2013, according to NAR. We expect that our U.S. agent count will continue to increase as part of the ongoing U.S. housing recovery and that we will continue to attract productive agents who recognize the strength of the

RE/MAX brand and our agent-centric value proposition. With approximately 17% of our 2012 revenue coming from Canada, where RE/MAX has the leading market share among residential brokerage firms, we also expect to benefit from a continuation of generally stable Canadian housing market trends.

Our current growth strategies include the following initiatives:

•	Capitalize on the U.S. housing recovery and increase our total agent count.

•	Continue to drive franchise sales growth and agent recruitment and retention.

•	Reacquire select RE/MAX regional franchises in the U.S. and Canada.

•	Increase franchise and agent fees.

We function under the following franchise organizational model, with nearly all of the RE/MAX branded brokerage office locations being operated by franchisees:

Franchise Tier	Description

RE/MAX	Owns the right to the RE/MAX brand and sells franchises and franchising rights.

Regional Franchise Owner	Owns rights to sell brokerage franchises in a specified region. Current network of 162 regions globally. In the U.S. and Canada, RE/MAX owns 10 of 32 regional franchises, representing 46% of our U.S. and Canada agent count. The remaining 22 regional franchises, representing 54% of our U.S. and Canada agent count, are Independent Regions. We intend to use a portion of the proceeds of this offering to reacquire regional RE/MAX franchise rights in the Central Atlantic and Southwest regions, increasing Company-owned Regions to approximately 54% of our U.S. and Canada agent count.

Franchisee (or Broker-Owner)	Owns right to operate a RE/MAX-branded brokerage office, list properties and recruit agents. Over 6,300 offices globally.

Agent (or Sales Associate)	Branded independent contractors who operate out of local franchise brokerage offices. Approximately 90,000 agents globally.

In the early years of our expansion in the U.S. and Canada, we sold regional franchise rights to independent owners for certain Independent Regions while retaining rights to other regions. In recent years, we have pursued a strategy to reacquire regional franchise rights, such as the California, Hawaii, Florida and Carolinas regions in 2007, the Mountain States region in 2011 and the Texas region in 2012. We intend to reacquire regional RE/MAX franchise rights in the Central Atlantic and Southwest regions concurrently with the completion of this offering.

As a franchisor with less than 1% owned brokerage offices in the U.S., we maintain a low fixed-cost structure which enables us to generate high margins and helps us drive significant operating leverage through incremental revenue growth as reflected in our financial results.

We have multiple revenue streams, with the majority of our revenue derived from fixed contractual fees and dues paid by our agents, franchisees and regional franchise owners. Our revenue consists of (i) continuing franchise fees from regional franchise owners and franchisees as a fixed amount per agent, (ii) fixed annual dues from agents, (iii) broker fees derived from a percentage of agent commissions, (iv) franchise fees from the sale or renewal of franchises and other franchise revenue and (v) brokerage revenue, which principally represents fees assessed by our owned brokerages for services provided to their affiliated real estate agents. Our revenue streams are illustrated in the following chart:

We operate in two reportable segments, Real Estate Franchise Services, and Brokerage and Other. The Real Estate Franchise Services reportable segment comprises the operations of our owned and independent global franchising operations. The Brokerage and Other reportable segment contains the operations of our 21 owned brokerage offices in the U.S. which represent less than 1% of RE/MAX brokerages in the U.S., the results of operations of a mortgage brokerage company in which we own a non-controlling interest, the elimination of intersegment revenue and other consolidation entities, as well as corporate and professional services expenses. Our reportable segments represent our operating segments for which separate financial information is available and which is utilized on a regular basis by our management to assess performance and to allocate resources. For more information about our reportable segments, see Notes 16 and 11 of our audited consolidated financial statements and our unaudited condensed consolidated financial statements, respectively.

The historical results of operations discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are those of RMCO and its consolidated subsidiaries. Prior to the Reorganization Transactions and our initial public offering, RMCO has been wholly-owned by our existing owners. Following the completion of the Reorganization Transactions and in connection with this offering, we will purchase both newly issued and previously outstanding common units of RMCO representing a 34.02% equity interest in RMCO and we will become a member and the sole manager of RMCO. As the sole manager of RMCO, we will control its business and affairs and, therefore, consolidate its financial results with ours. Immediately after the Reorganization Transactions and this offering, RIHI will retain common units in RMCO representing a collective 65.98% equity interest in RMCO, and we will reflect their collective interest as a non-controlling interest in our consolidated financial statements. As a result, our net income, after excluding the non-controlling interest of our existing owners, will represent 34.02% of RMCO’s pre-tax net income and our sole asset will be our corresponding 34.02% controlling equity interest in RMCO. Upon the consummation of the offering, the holders of our Class A common stock will collectively own 100% of our economic interests and have 20.50% of our voting power. The holder of our Class B common stock will have the remaining 79.50% of our voting power. For more information on the pro forma impact of the Reorganization Transactions and this offering, as well as the other aspects of the Reorganization Transactions, see “Unaudited Pro Forma Condensed Consolidated Financial Information.” Following this offering and the completion of the Reorganization Transactions, our principal equity holder will be RIHI. See “Organizational Structure and Reorganization.”

Our financial results for the years ended December 31, 2010, 2011 and 2012 were as follows:

Years Ended December 31,
	2010	2011	2012
Revenue	$140.2 million	$138.3 million	$143.7 million
Adjusted EBITDA*	$62.4 million	$59.3 million	$66.7 million
Net (loss) income	$(2.7) million	$24.2 million	$33.3 million

*	See “—Non-GAAP Financial Measures” for further discussion of Adjusted EBITDA and a reconciliation of the differences between Adjusted EBITDA and net income (loss).

Factors Affecting Our Consolidated Operating Results

Various factors affected our results for the periods presented in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” including the following:

Changes in Agent Count. The majority of our revenue is derived from fees and dues based on the number of agents in the RE/MAX network. Due to the low fixed cost structure of our franchise model, the addition of new agents generally requires little incremental investment in capital or infrastructure. Accordingly, the number of agents in our network (particularly in our owned U.S. and Canadian regions) is the most important factor affecting our results of operations and the addition of new agents can favorably impact our revenue and Adjusted EBITDA. Historically, the number of agents in the residential real estate industry has been highly correlated with overall home sale transaction activity. Our agent count decreased during the downturn in the U.S. housing sector, but has recently returned to growth as the market has started to recover. However, we do not use our overall home sale transaction activity on a per agent or aggregate basis in order to evaluate our results of operations. We believe that the number of agents in our network is the primary statistic that drives our revenue.

Cyclical Residential Real Estate Market. The residential real estate industry in which we operate is cyclical and, consequently, our revenue is affected by general conditions within the residential real estate market.

•

U.S. Real Estate Downturn. From the second half of 2005 through 2011, the U.S. real estate industry experienced a significant downturn, with existing home transactions declining by 40% from 7.1 million in 2005 to 4.3 million in 2011 and the median home sale price declining by 24% from $219,600 in 2005 to $166,100 in 2011, according to NAR. The majority of our revenue is derived from recurring, fixed contractual fees and dues paid by our agents, franchisees and regional franchise owners, which we believe provides for a more stable revenue stream than a model based upon real estate transaction activity, which would be impacted more significantly during industry downturns. For example, during the downturn in the U.S. housing sector discussed above, our total revenue declined by approximately 20% between the peak level in 2007 and the recent low point in 2011, which represented our highest and lowest revenue periods during the most recent cycle.

•

U.S. Real Estate Recovery. The U.S. real estate industry experienced a strong rebound in 2012, with a total of 5.0 million home sale transactions according to NAR, of which approximately 4.7 million are estimated to represent existing home sale transactions, which increased 9.4% over 2011. In addition, NAR is forecasting that (i) in 2013, existing home sales will increase by 8.3% to 5.0 million units and median existing home sale prices will increase by 10.6%, each as compared to 2012; and (ii) in 2014, existing home sales will increase by 2.5% to 5.2 million units and median existing home sale prices will increase by 5.7%, each as compared to 2013. Historically, an increase in overall transaction activity is highly correlated with a subsequent increase in the number of agents in the residential real estate brokerage industry. We believe that a continuation of the housing recovery in the U.S. will support our efforts to increase our agent count in the U.S., which in turn should increase our revenue and Adjusted EBITDA.

Changes in Aggregate Fee Revenue Per Agent. A significant portion of our revenue is tied to various fees that are ultimately tied to the number of agents, including annual dues, continuing franchise fees and certain transaction or service based fees. Our average annual revenue per agent in 2012 for our Company-owned Regions in the U.S. and Canada was approximately $1,485 greater than for our Independent Regions. Our average revenue per agent in regions outside the U.S. and Canada is substantially lower than the average revenue per agent in the U.S. and Canada. We have expanded our owned regional franchising operations through acquisitions of Independent Regions in the U.S. and Canada. We reacquired the regional franchise rights for the Mountain States region in 2011 and for the Texas region in 2012. We intend to reacquire regional RE/MAX franchise rights in the Central Atlantic and Southwest regions concurrently with the completion of this offering, and intend to pursue reacquisition of other regions in the future. In addition, other changes in our aggregate revenue per agent are derived from changes in our fee arrangements with our franchisees and agents over time. Our revenue per agent also increases in other ways including when transaction sides and transaction sizes increase since a portion of our revenue comes from fees tied to the number and size of real estate transactions closed by our agents. Given the low fixed cost structure of our franchise model, modest increases in revenue per agent can have a significant impact on our profitability.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of financial and operating measures that affect our operating results, including agent count, revenue and Adjusted EBITDA.

Agent Count. Agent count reflects the number of licensed agents who have active, independent contractual relationships with RE/MAX offices at a particular time. The majority of our revenue is derived from recurring fixed fee streams we receive from our franchisees and agents that are closely correlated to our aggregate agent count.

The following table shows our agent count at the end of, and the net change in agent count for the periods indicated:

	As of December 31,				As of June 30,
	2010	2011	2012		2012	2013
Agent Count:
U.S.
Company-owned	22,165	21,050	25,819	(1)	21,355	26,846
Independent	32,483	30,102	25,984		30,135	26,482

U.S. Total	54,648	51,152	51,803		51,490	53,328
Canada
Company-owned	5,936	5,976	6,070		6,106	6,106
Independent	12,392	12,594	12,796		12,746	12,939

Canada Total	18,328	18,570	18,866		18,852	19,045
Outside U.S. and Canada
Company-owned	1,377	1,276	336		1,252	316
Independent	15,275	16,478	18,003	(2)	16,893	19,120

Outside U.S. and Canada Total	16,652	17,754	18,339		18,145	19,436

Total	89,628	87,476	89,008		88,487	91,809

Net Change in agent count compared to previous period end	(2,443)	(2,152)	1,532		1,011	2,801

(1)	As of December 31, 2012, U.S. Company-owned Regions include 4,214 agents in the Texas region which converted from an Independent to a Company-owned Region in connection with the reacquisition of the regional franchise rights of RE/MAX of Texas on December 31, 2012.
(2)	As of December 31, 2012, Independent Regions outside of the U.S. and Canada include 863 agents in the Australia and New Zealand regions which converted from Company-owned Regions to Independent

Regions in connection with the divestiture of the Australia and New Zealand regions during the fourth quarter of 2012.

Substantially all of our revenue is derived from the U.S. and Canada. Our agent count decreased during the U.S. housing sector downturn, but has recently returned to growth as the market started to rebound in 2012.

Revenue. The majority of our revenue is derived from recurring, fixed contractual fees and dues paid by our agents, franchisees and regional franchise owners with a smaller percentage of our revenue being based on transaction activity derived from a percentage of agent commissions. For the year ended December 31, 2012, we derived approximately 91% of our revenue from the U.S. and Canada. For information about our various revenue streams, see “—Description of Our Revenue” and “—Critical Accounting Policies, Judgments and Estimates” below.

Adjusted EBITDA. We present Adjusted EBITDA because we believe Adjusted EBITDA is useful as a supplemental measure in evaluating the performance of our business and provides greater transparency into our results of operations. Our management uses Adjusted EBITDA as a factor in evaluating the performance of our business. Our presentation of Adjusted EBITDA may not be comparable to similarly-titled measures used by other companies. See below under “—Non-GAAP Financial Measures” for further discussion of our presentation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss).

We define Adjusted EBITDA as EBITDA (consolidated net income (loss) before depreciation and amortization, interest expense, net and income taxes, each of which is presented in our consolidated financial statements included elsewhere in this prospectus), adjusted for the impact of the following items that we do not consider representative of our ongoing operating performance: (gain) loss on sale of assets and sublease, (gain) loss on extinguishment of debt, stock based compensation, deferred rent adjustments, salaries paid to David and Gail Liniger that we will not continue to pay following the consummation of this offering, expenses incurred in connection with this offering and acquisition transaction costs. See “—Non-GAAP Financial Measures.” Because Adjusted EBITDA omits certain non-cash items and other infrequent cash charges, we feel that it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and other infrequent cash charges and is more reflective of other factors that affect our operating performance.

The following table shows our Adjusted EBITDA and Adjusted EBITDA margins on a consolidated basis and for our reportable segments for the periods presented:

	Years Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands, except margin data)
Consolidated:
Adjusted EBITDA	$62,368	$59,281	$66,744	$29,405	$36,700
Adjusted EBITDA margins	44.5%	42.9%	46.5%	41.9%	46.9%

Real Estate Franchise Services:
Adjusted EBITDA	65,053	60,590	66,776	30,123	36,782
Adjusted EBITDA margins	52.2%	49.0%	51.8%	47.9%	52.1%

Brokerage and Other:
Adjusted EBITDA	(2,685)	(1,309)	(32)	(718)	(82)
Adjusted EBITDA margins	(17.3)%	(9.0)%	(0.2)%	(9.9)%	(1.1)%

We generally experience lower Adjusted EBITDA margins in the first and fourth quarters of the fiscal year primarily due to lower transaction volume in the residential housing market in the U.S. and Canada, which results in lower broker fees in these quarters. Generally, our margins in the first quarter are lower also because of higher selling, operating and administrative expenses incurred in connection with our annual convention. See “Risk Factors—Our operating results are subject to quarterly fluctuations and results for any quarter may not necessarily be indicative of the results that may be achieved for the full fiscal year.”

Our Adjusted EBITDA margins result from our high margin real estate franchise segment, offset slightly by our owned real estate brokerage operations, which have much lower margins, and lower company-wide professional services expenses. Our owned real estate brokerage operations have lower Adjusted EBITDA margins than our real estate franchise segment due primarily to higher fixed costs resulting from rent expense, which in turn adversely impacts our consolidated margins and franchise fees paid to regional franchise owners.

Description of Our Revenue

The majority of our revenue is derived from recurring, fixed contractual fees and dues paid by our agents, franchisees and regional franchise owners, with a smaller percentage of our revenue being based on transaction activity derived from a percentage of agent commissions. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for a discussion of when revenue is recognized.

We have five main revenue streams as follows:

•

Continuing Franchise Fees*. In the U.S. and Canada, continuing franchise fees are fixed contractual fees paid monthly by regional franchise owners in Independent Regions, or franchisees in Company-owned Regions, to RE/MAX based on the number of agents in the franchise region or the franchisee’s office. Continuing franchise fees are typically approximately $120 per month per agent. In our Company-owned Regions, we receive the entire amount of the continuing franchise fee. In Independent Regions, we generally receive 15%, 20% or 30% of the continuing franchise fee, which is a fixed rate in each particular Independent Region established by the terms of the applicable contract with the Independent Region. For the year ended December 31, 2012, continuing franchise fees made up approximately 39% of our total revenue.

•

Annual Dues*. Annual dues are the membership fees which agents pay to be a part of the RE/MAX network and brand and are due on the anniversary date of the agent’s joining RE/MAX and are recognized ratably over the following twelve-month period. Annual dues revenue may be impacted by the fact that annual dues are deferred and recognized over a twelve-month period from the agent’s anniversary date as well as the related timing of agent losses and agent gains during that period. Annual dues are currently a flat fee of US$390 for U.S. agents and C$390 for Canadian agents and are paid directly to RE/MAX. Annual dues revenue is driven by the number of agents in our network. We receive 100% of the annual dues fee, regardless of whether the agent is in a Company-owned Region or

Independent Region. For the year ended December 31, 2012, annual dues made up approximately 20% of our total revenue.

•

Broker Fees*. Broker fees are assessed to the broker against real estate commissions paid by customers when an agent sells a home. Agents pay a negotiated percentage of these earned commissions to the broker in whose office they work. Broker-owners in turn pay a percentage of the commission to the regional franchisor. Generally the amount paid by broker-owners to the regional franchisor, which we refer to as the “broker fee,” is 1% of the total commission on the transaction. In our Company-owned Regions, we receive the entire amount of the broker fee. In Independent Regions, we generally receive 15%, 20% or 30% of the broker fee, which is a fixed rate in each particular Independent Region established by the terms of the applicable franchise agreement with the Independent Region.

The amount of commission collected by franchisees is based primarily on the sales volume of RE/MAX agents and real estate commissions earned by agents on these transactions. These broker fees therefore depend upon the overall volume of existing residential home sales and home sale prices. Because there are little incremental variable costs associated with this revenue stream, increased home sales provide us with incremental upside during a real estate market recovery. For the year ended December 31, 2012, broker fees made up approximately 14% of our total revenue.

•	Franchise Sales and Other Franchise Revenue. Franchise sales and other franchise revenue is primarily comprised of:

Franchise Sales. Franchise sales consists of revenue from sales and renewals of individual franchises from Company-owned Regions and Independent Regions, as well as regional master franchises in the U.S., Canada and international markets. We receive only a portion of the revenue from the sales and renewals of individual franchises from Independent Regions.

Other Franchise Revenue. Other franchise revenue includes revenue from preferred marketing arrangements and approved supplier programs with third parties, including mortgage lenders and other real estate service providers, as well as event-based revenue from training and other programs, including our annual convention in the U.S.

For the year ended December 31, 2012, franchise sales and other franchise revenue made up approximately 16% of our total revenue.

•

Brokerage Revenue. Brokerage revenue principally represents fees assessed by our owned brokerages for services provided to their affiliated real estate agents. We have 21 owned brokerage offices solely in the U.S. that represent less than 1% of our over 3,300 real estate brokerage offices that operate under the RE/MAX brand name in the U.S. For the year ended December 31, 2012, brokerage revenue made up approximately 11% of our total revenue.

*	We base our continuing franchise fees, agent dues and broker fees outside the U.S. and Canada on generally the same structure as our U.S. and Canadian Independent Regions, except that revenue earned by us in those regions is substantially lower than in our U.S. and Canadian Independent Regions.

Description of Our Expenses

Operating Expenses

Operating expenses include selling, operating and administrative expenses, depreciation and amortization and the gains and losses on sales of assets. Set forth below is a brief discussion of some of the key operating expenses that impact our results of operations:

•	Selling, operating and administrative expenses. Selling, operating and administrative expenses primarily consists of salaries, benefits and other compensation expenses paid to our personnel as well as certain marketing and production costs that are not paid by our advertising funds, including travel and entertainment costs, costs associated with our annual convention and other events, rent expense and professional fee expenses.

In connection with the completion of this offering, we may recognize certain compensation expenses including compensation expense of approximately $2.9 million related the granting of vested restricted stock units with respect to 118,750 shares of our Class A common stock to our officers and employees, as described in “Executive Compensation—Equity Grants in Conjunction with this Offering,” and a cash bonus plan, each in connection with the successful completion of the offering. In addition, we expect to grant restricted stock units representing shares of our Class A common stock to our employees and directors in connection with the completion of this offering under our 2013 Stock Incentive Plan and will incur a charge of $0.3 million related to stock-based compensation for the remainder of 2013. We will incur additional charges in the future related to additional equity grants under our 2013 Stock Incentive Plan. We also expect our selling, operating and administrative expenses to increase in the near-term as we add additional personnel and incur additional expenses that we did not incur as a private company, including costs related to becoming a public company and compliance with related governance and disclosure requirements.

More specifically, we expect our selling, operating and administrative expenses to increase related to obligations associated with becoming a public company including compliance with the Sarbanes-Oxley Act, as well as legal, accounting, tax and other expenses that we did not incur as a private company.

•

Depreciation and amortization. Depreciation and amortization expense consists of our depreciation expense related to our investments in property and equipment and our amortization of long-lived assets and intangibles, which consists principally of capitalized software, trademarks and franchise agreement amortization. Depreciation and amortization expense may increase as we continue to pursue acquisitions.

•	Gains and losses on sale of assets. Gains and losses on sale of assets are recognized when assets are disposed of for amounts greater than or less than their carrying values.

Other Income (Expenses), Net

Other income (expenses), net include interest expense, interest income, foreign currency transactions gains and losses, losses on the early extinguishment of debt and equity in earnings of investees.

The most significant items that are included in other income (expenses), net are interest expense and interest income, which consist primarily of interest on borrowings under our senior secured credit facility and income earned on our cash and cash equivalents. Our interest expense depends on the level of our outstanding indebtedness as well as the applicable interest rate with respect to outstanding indebtedness which is a variable rate tied to prevailing interest rates. We recently increased our outstanding indebtedness and interest expense as a result of the acquisition of certain assets of RE/MAX of Texas.

Provision for Income Taxes

RMCO is classified as a partnership for U.S. federal income tax purposes and thus, is treated as a “flow-through entity.” As a result, our business was not generally subject to direct U.S. federal income tax and certain state income tax obligations. Our subsidiaries that operate in foreign jurisdictions are, however, taxable entities. Income taxes incurred by the subsidiaries that operate in foreign jurisdictions are recorded in the provision for income taxes. RE/MAX Holdings, Inc. is organized as a corporation for tax purposes that will be generally subject to direct U.S. federal corporate income tax and certain state corporate income tax obligations. Following this offering, these corporate tax obligations will generally arise with respect to, and be payable in respect of, our allocable share of net income attributable to the business operations of RMCO. For more information on pro forma corporate income taxes applicable to our business as a result of our status as a corporation for tax purposes, see “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Acquisitions and Divestitures

One of our strategies is to pursue reacquisitions of regional franchise rights in Independent Regions in the U.S. and Canada. We receive a higher amount of revenue per agent in our Company-owned Regions than in our Independent Regions. While both Company-owned Regions and Independent Regions charge relatively similar fees to RE/MAX brokerages and agents, we receive the entire amount of the continuing franchise fee, broker fee, initial franchise fee and franchise renewal fee in Company-owned Regions, whereas we receive only a portion of these fees in Independent Regions. We generally receive 15%, 20% or 30% of the amount of such fees in Independent Regions, which is a fixed rate in each particular Independent Region established by the terms of the applicable regional franchise agreement. In 2012, the annual revenue per agent in our Company-owned Regions was approximately $2,288, whereas the average annual revenue per agent in Independent Regions was approximately $803. By reacquiring regional franchise rights, we can capture 100% of the fees referred to above and substantially increase the average revenue per agent for agents in the reacquired region, which, as a result of our low fixed-cost structure, further increases our overall margins.

As a part of this strategy, effective December 31, 2011, we acquired the assets of RE/MAX of Colorado, Inc. (which we refer to as the Mountain States region) for consideration paid of $15.9 million, including the regional franchise agreement permitting the sale of RE/MAX franchises in the states of Colorado, Utah, Wyoming, North Dakota and South Dakota. We accounted for the transfer of assets as a combination of entities under common control. All acquired assets and liabilities recognized in the balance sheets of RE/MAX of Colorado, Inc. were carried forward to the balance sheet of RE/MAX, LLC, at their respective carrying amounts, and no other assets were recognized as a result of the combination. In addition, the combination of entities under common control was presented in the accompanying consolidated financial statements as if it had always been combined. The consideration paid was recognized at December 31, 2011, with an offsetting adjustment to equity.

Effective December 31, 2012, we acquired certain assets of RE/MAX of Texas, including the regional franchise agreements permitting the sale of RE/MAX franchises in the state of Texas. The purchase price was $45.5 million and was paid in cash primarily using proceeds from borrowings. We recorded $30.2 million of goodwill in connection with this acquisition, which consisted of the excess of the purchase price over the fair value of the identifiable assets acquired.

Effective November 30, 2012, we sold substantially all of the assets of owned and operated regional franchising operations located in Eastern Australia and New Zealand and entered into regional franchising agreements with new independent owners of these regions. We decided to sell these operations following our determination that due to the costs, logistics and differences in local markets, we were not able to efficiently operate these foreign regions given their remoteness from our U.S. headquarters. We sold these regions for a net purchase price of approximately $0.2 million. We recognized losses on the sale of the assets amounting to approximately $1.7 million, as the consideration received in the transactions was lower than the value of the assets of these operations as reflected in our consolidated financial statements prior to the sale transaction.

We may pursue additional acquisitions or investments in other complementary businesses, services and technologies that would provide access to new markets or customers, or otherwise complement our existing operations.

Six Months Ended June 30, 2012 vs. Six Months Ended June 30, 2013

	Six months ended June 30,		Change
	2012	2013	($)	(%)
	(unaudited)	(unaudited)
	(in thousands, except percentages)
Revenue:
Continuing franchise fees	$27,875	$30,944	$3,069	11.0
Annual dues	14,168	14,597	429	3.0
Broker fees	9,116	11,500	2,384	26.2
Franchise sales and other franchise revenue	11,000	12,747	1,747	15.9
Brokerage revenue	8,009	8,528	519	6.5

Total revenue	70,168	78,316	8,148	11.6

Operating expenses:
Selling, operating and administrative expenses	43,214	47,983	4,769	11.0
Depreciation and amortization	6,443	7,432	989	15.3
(Gain) loss on sale of assets	(18)	44	62	*

Total operating expenses	49,639	55,459	5,820	11.7

Operating income	20,529	22,857	2,328	11.3

Other income (expenses):
Interest expense	(5,861)	(6,925)	(1,064)	(18.2)
Interest income	129	142	13	10.1
Foreign currency translation losses, net	(36)	(416)	(380)	*
Loss on early extinguishment of debt	(136)	(134)	2	1.5
Equity in earnings of investees	314	462	148	47.1

Total other income (expenses), net	(5,590)	(6,871)	(1,281)	(22.9)

Income before provision for income taxes	14,939	15,986	1,047	7.0
Provision for income taxes	(1,104)	(1,031)	73	6.6

Net income	$13,835	$14,955	$1,120	8.1

Adjusted EBITDA(1)	$29,405	$36,700	$7,295	24.8

*	Calculation not meaningful
(1)	See “—Non-GAAP Financial Measures” for further discussion of Adjusted EBITDA and a reconciliation of the differences between Adjusted EBITDA and net income (loss).

Total Revenue

Continuing Franchise Fees

Revenue from continuing franchise fees increased $3.1 million, or 11.0%, from the six months ended June 30, 2012 to the six months ended June 30, 2013. The acquisition and subsequent growth of RE/MAX of Texas, which resulted in agents within an Independent Region being converted to agents within a Company-owned Region, gave us the right to earn 100% of the fixed continuing franchise fee per agent. This resulted in an increase of $2.7 million in continuing franchise fee revenue. This increase was offset partially by a net decrease of $0.7 million in continuing franchise fees for the Australia and New Zealand regions, which were sold during the fourth quarter of 2012 and, as a result, the agents in Australia and New Zealand are no longer agents of a Company-owned Region. Excluding acquisition and divestiture activity, continuing franchise fees earned from Company-owned regions in the U.S. and Canada, where we receive a higher continuing franchise fee per agent, increased $1.0 million due to an increase in agent count primarily in the U.S.

Annual Dues

Revenue from annual dues increased $0.4 million, or 3.0%, from the six months ended June 30, 2012 to the six months ended June 30, 3013 primarily due to an overall increase in total agent count of 3,322.

Broker Fees

Revenue from broker fees increased $2.4 million, or 26.2%, from the six months ended June 30, 2012 to the six months ended June 30, 2013, principally due to additional broker fees of $1.5 million that resulted from the acquisition of certain assets of RE/MAX of Texas which converted agents from an Independent Region to a Company-owned Region resulting in a higher portion of broker fees for these agents being retained by us. These increases were partially offset by a net decrease in broker fees of $1.1 million in Australia and New Zealand as these regions were sold during the fourth quarter of 2012 resulting in agents in those regions no longer being agents of a Company-owned Region. Excluding acquisition and divestiture activities, revenue from broker fees earned from Company-owned Regions in the U.S. and Canada increased $1.5 million from the six months ended June 30, 2012 to the six months ended June 30, 2013, while revenue from broker fees earned from Independent Regions increased $0.5 million from the six months ended June 30, 2012 to the six months ended June 30, 2013. The increase in broker fee revenue for our Company-owned and Independent Regions for the U.S. and Canada was due to the overall increase in home sale transaction volume, which increased commissions earned by our U.S. and Canadian agents.

Franchise Sales and Other Franchise Revenue

Franchise sales and other franchise revenue increased $1.7 million, or 15.9%, from the six months ended June 30, 2012 to the six months ended June 30, 2013, relating primarily to an increase of $1.2 million in registration income due to higher attendance at the 2013 annual convention held in February. Revenue recognized in connection with the sale of master franchise rights increased $0.2 million from the six months ended June 30, 2012 to the six months ended June 30, 2013 as a result of an increase in both the number of sales and the dollar amount of the transactions. Additionally, franchise renewal and transfer revenue increased $0.2 million due to an increase in the average franchise renewal price.

Brokerage Revenue

Brokerage revenue, which principally represents fees assessed by our owned brokerages for services provided to their affiliated real estate agents, increased $0.5 million, or 6.5%, from the six months ended June 30, 2012 to the six months ended June 30, 2013 as a result of higher sales transaction volume.

Operating Expenses

Total operating expenses were 70.7% and 70.8% of our consolidated revenue for the six month periods ended June 30, 2012 and 2013, respectively. Total operating expenses increased $5.8 million, or 11.7%, from $49.6 million during the six months ended June 30, 2012 to $55.5 million during the six months ended June 30, 2013. This increase was primarily due to:

•	$3.5 million in increased professional fee expenses incurred in preparation for this offering;

•

$1.8 million of additional amortization expense related to intangible assets acquired from RE/MAX of Texas, offset by a reduction in amortization expense of $0.6 million related to certain intangible asset franchise agreements that became fully amortized; and

•	$1.2 million of increased personnel expenses, which includes $0.7 million of stock based compensation expense and $0.5 million in additional bonus and 401k accruals.

These increases were partially offset by a $0.6 million decrease in sponsorship fees paid to Sanctuary, a private golf course owned by a related party. See “Certain Relationships and Related Party Transactions—

Sanctuary Golf Course.” Additionally, any cost savings realized from the sale of the Australia and New Zealand regions were offset by expenses incurred as a result of the integration and acquisition of RE/MAX of Texas.

Other Income (Expenses), Net

Other income (expenses), net decreased $1.3 million, or 22.9%, from the six months ended June 30, 2012 to the six months ended June 30, 2013 primarily due to increased interest expense of $1.1 million as a result of the incremental $45.0 million of long-term debt borrowed at December 31, 2012 to finance the acquisition of certain assets of RE/MAX of Texas, and an increase in foreign currency translation losses of $0.4 million as a result of appreciation in the value of the U.S. dollar against the Canadian dollar. These decreases were partially offset by additional income of $0.1 million from equity in earnings of investees.

Provision for Income Taxes

Our provision for income taxes consists of income taxes on the net taxable earning of our consolidated foreign subsidiaries. Income tax expense for each of the six months ended June 30, 2012 and 2013 was $1.1 million and $1.0 million, respectively.

Adjusted EBITDA

Adjusted EBITDA and Adjusted EBITDA margins were $29.4 million and 41.9%, and $36.7 million and 46.9% for the six months ended June 30, 2012 and 2013, respectively. The increase in Adjusted EBITDA of $7.3 million, or 24.8%, was principally the result of an increase in total revenue of $8.1 million arising from the acquisition of RE/MAX of Texas, agent growth, increased franchise sales and other franchise revenue resulting from increased sales of master franchise rights and an increase in franchise renewal revenue and higher broker fees. Operating expenses adjusted for certain non-cash items such as amortization expense and stock based compensation expense and other infrequent cash charges, including professional fee expenses incurred in preparation for this offering, increased due to higher personnel costs of $1.2 million. A reconciliation of Adjusted EBITDA to net income (loss) under GAAP is set forth below in “—Non-GAAP Financial Measures.”

Year Ended December 31, 2011 vs. Year Ended December 31, 2012

Our consolidated results comprised the following:

	Years Ended December 31,		Change
	2011	2012	($)	(%)
	(in thousands, except percentages)
Revenue:
Continuing franchise fees	$57,200	$56,350	$(850)	(1.5)
Annual dues	28,922	28,909	(13)	0.0
Broker fees	16,764	19,579	2,815	16.8
Franchise sales and other franchise revenue	19,354	22,629	3,275	16.9
Brokerage revenue	16,062	16,210	148	0.9

Total revenue	138,302	143,677	5,375	3.9

Operating expenses:
Selling, operating and administrative expenses	85,291	84,337	(954)	(1.1)
Depreciation and amortization	14,473	12,090	(2,383)	(16.5)
Loss on sale of assets, net	67	1,704	1,637	*

Total operating expenses	99,831	98,131	(1,700)	(1.7)

Operating income	38,471	45,546	7,075	18.4

Other income (expenses):
Interest expense	(12,203)	(11,686)	517	4.2
Interest income	372	286	(86)	(23.1)
Foreign currency transaction gains (losses), net	(266)	208	474	178.2
Loss on early extinguishment of debt	(384)	(136)	248	64.6
Equity in earnings of investees	431	1,244	813	188.6

Total other income (expenses), net	(12,050)	(10,084)	1,966	16.3

Income before provision for income taxes	26,421	35,462	9,041	34.2
Provision for income taxes	(2,172)	(2,138)	34	1.6

Net income	$24,249	$33,324	$9,075	37.4

Adjusted EBITDA(1)	59,281	66,744	7,463	12.6

*	Calculation is not meaningful.
(1)	See “—Non-GAAP Financial Measures” for further discussion of Adjusted EBITDA and a reconciliation of the differences between Adjusted EBITDA and net income (loss).

Total Revenue

Continuing Franchise Fees

Revenue from continuing franchise fees decreased $0.9 million, or 1.5%, from the year ended December 31, 2011 to the year ended December 31, 2012. For Company-owned Regions in the U.S., continuing franchise fees decreased $0.2 million primarily resulting from the full year impact of the loss of 1,115 U.S. agents that occurred in 2011 not being fully offset by 555 U.S. agent gains during 2012 reflecting the overall U.S. real estate market rebounding. For Independent Regions in the U.S., continuing franchise fees decreased $0.3 million primarily resulting from the full year impact of the loss of 2,381 U.S. agents that occurred in 2011 not being fully offset by 96 U.S. agent gains during 2012 reflecting the overall U.S. real estate market rebounding. Continuing franchise fees also decreased $0.4 million as a result of reduced continuing franchise fees for the Australia and New Zealand regions, which were sold during the fourth quarter of 2012 coupled with decreases in agent count and changes in foreign currency exchange rates in our other non-U.S. regions.

Annual Dues

Annual dues was consistent for the year ended December 31, 2011 compared to the year ended December 31, 2012 at $28.9 million. While agent count increased from 87,476 as of December 31, 2011 to 89,008 as of December 31, 2012, annual dues remained flat due primarily to 3,496 U.S. agent losses that occurred in 2011 not being fully offset by 651 U.S. agent gains during 2012 as a result of the U.S. real estate market rebounding.

Broker Fees

Revenue from broker fees increased $2.8 million, or 16.8%, from the year ended December 31, 2011 to the year ended December 31, 2012 due to an overall increase in the U.S. home sale transaction volume, thereby increasing commissions earned by our U.S. agents from which we are paid a percentage. Revenue from broker fees earned from Company-owned Regions in the U.S. and Canada increased $2.4 million from the year ended December 31, 2011 to the year ended December 31, 2012, while revenue from broker fees earned from Independent Regions increased $0.4 million from the year ended December 31, 2011 to the year ended December 31, 2012.

Franchise Sales and Other Franchise Revenue

Franchise sales and other franchise revenue increased $3.3 million, or 16.9%, from the year ended December 31, 2011 to the year ended December 31, 2012 primarily attributable to an incremental increase in franchise sales of $1.8 million, from the sale of master franchise rights for China/Hong Kong/Macau in 2012. Other franchise revenue also increased $1.8 million from preferred marketing arrangements and approved supplier programs with two third parties. These increases were offset by decreases in franchise renewal revenue, training income and registration revenue resulting from a fewer number of events in 2012.

Brokerage Revenue

Brokerage revenue increased $0.1 million, or 0.9%, from the year ended December 31, 2011 to the year ended December 31, 2012 driven by increased revenue from our owned brokerage offices due to an increase in real estate transaction volume.

Operating Expenses

Total operating expenses were 72.2% and 68.3% of our consolidated revenue for the years ended December 31, 2011 and 2012, respectively. Total operating expenses decreased $1.7 million, or 1.7%, from $99.8 million for the year ended December 31, 2011 to $98.1 million for the year ended December 31, 2012. This decrease was primarily due to:

•	a $1.5 million decrease in marketing expenses primarily due to a reduced number of events and a decrease in travel and entertainment expenses;

•	a $1.9 million decrease in rent expense due to the loss recorded in 2011 as a result of a sublease of a portion of our corporate headquarters office building; and

•	a $2.4 million decrease in depreciation and amortization expense as certain property and equipment and franchise agreements became fully depreciated and amortized.

These decreases were partially offset by:

•

$2.5 million of higher salary and related benefits expense comprised primarily of $1.1 million of severance payments for employees that were terminated in 2012 and $1.1 million of stock-based compensation expense recorded for equity awards granted in 2012; and

•	a $1.6 million increase in the loss on sale of assets, net due to the loss on the sale of the Australia and New Zealand regions in 2012.

Other Income (Expenses), Net

Total other income (expenses), net increased $2.0 million, or 16.3%, from the year ended December 31, 2011 to the year ended December 31, 2012 due to decreased interest expense of $0.5 million as a result of a declining debt balance during most of the year, a $0.2 million decrease in the loss on early extinguishment of debt because of differences in the timing and amount of loan repayments, an increase in foreign currency translation gains of $0.5 million due to fluctuations in the exchange rates between the U.S. dollar and the Australian, Canadian and New Zealand dollars and an increase of $0.8 million in equity in earnings of investees.

Provision for Income Taxes

Our provision for income taxes consists of income taxes on the net taxable earnings of our consolidated foreign subsidiaries. Income tax expense was $2.2 million and $2.1 million for the years ended December 31, 2011 and 2012, respectively. The slight reduction in income tax expense was the result of lower taxable earnings of our foreign subsidiaries in 2012, partially driven by the sale of the Australia and New Zealand operations in the fourth quarter of 2012.

Adjusted EBITDA

Adjusted EBITDA and Adjusted EBITDA margins were $59.3 million and 42.9%, and $66.7 million and 46.5% for the years ended December 31, 2011 and 2012, respectively. The increase in Adjusted EBITDA of $7.4 million, or 12.6%, was primarily the result of an increase in total revenue of $5.4 million principally due to increased broker fee revenue and the sale of master franchise rights for China/Hong Kong/Macau recorded in franchise sales and other franchise revenue. In addition, there was a $2.1 million reduction in selling, operating and administrative expenses, excluding $1.1 million of non-cash stock-based compensation expense. A reconciliation of Adjusted EBITDA to net income (loss) under GAAP is set forth below in “—Non-GAAP Financial Measures.”

Year Ended December 31, 2010 vs. Year Ended December 31, 2011

Our consolidated results comprised the following:

	Years Ended December 31,		Change
	2010	2011	($)	(%)
	(in thousands, except percentages)
Revenue:
Continuing franchise fees	$60,865	$57,200	$(3,665)	(6.0)
Annual dues	30,472	28,922	(1,550)	(5.1)
Broker fees	16,021	16,764	743	4.6
Franchise sales and other franchise revenue	15,709	19,354	3,645	23.2
Brokerage revenue	17,150	16,062	(1,088)	(6.3)

Total revenue	140,217	138,302	(1,915)	(1.4)

Operating expenses:
Selling, operating and administrative expenses	81,353	85,291	3,938	4.8
Depreciation and amortization	16,735	14,473	(2,262)	(13.5)
Loss on sale of assets, net	3,719	67	(3,652)	(98.2)

Total operating expenses	101,807	99,831	(1,976)	(1.9)

Operating income	38,410	38,471	61	0.2

Other income (expenses):
Interest expense	(22,295)	(12,203)	10,092	45.3
Interest income	538	372	(166)	(30.9)
Foreign currency transaction gains (losses), net	167	(266)	(433)	(259.3)
Loss on early extinguishment of debt	(18,161)	(384)	17,777	97.9
Equity in earnings of investees	643	431	(212)	(33.0)

Total other income (expenses,) net	(39,108)	(12,050)	27,058	69.2

(Loss) income before provision for income taxes	(698)	26,421	27,119	*
Provision for income taxes	(2,049)	(2,172)	(123)	(6.0)

Net (loss) income	(2,747)	24,249	26,996	*
Net loss attributable to noncontrolling interests	10,059	—	(10,059)	(100.0)

Net income attributable to RMCO, LLC	$7,312	$24,249	$16,937	231.6

Adjusted EBITDA(1)	62,368	59,281	(3,087)	(4.9)

*	Calculation is not meaningful.
(1)	See “—Non-GAAP Financial Measures” for further discussion of Adjusted EBITDA and a reconciliation of the differences between Adjusted EBITDA and net income (loss).

Total Revenue

Continuing Franchise Fees

Revenue from continuing franchise fees decreased $3.7 million, or 6.0%, from the year ended December 31, 2010 to the year ended December 31, 2011 primarily due to a decrease in agent count from 89,628 at December 31, 2010 to 87,476 at December 31, 2011. The decrease was significantly impacted by the U.S. Company-owned Regions where agent count decreased by 1,115 agents resulting in a $3.5 million decrease of continuing franchise fees from 2010 to 2011. Additionally, our agent count in U.S. Independent Regions decreased by 2,381 which resulted in a reduction in continuing franchise fees of $1.0 million. These reductions in the U.S. were primarily offset by an increase of 242 agents in Canada, which resulted in an increase in continuing franchise fee revenue for Company-owned Regions and Independent Regions of $0.4 million and $0.3 million, respectively.

Annual Dues

Revenue from annual dues decreased $1.6 million, or 5.1%, from the year ended December 31, 2010 to the year ended December 31, 2011 primarily due to an overall decrease in agent count of 2,152. Total agent count was 89,628 at December 31, 2010 compared to 87,476 at December 31, 2011.

Broker Fees

Revenue from broker fees increased $0.7 million, or 4.6%, from the year ended December 31, 2010 to the year ended December 31, 2011 primarily due to an overall increase in U.S. home sale transaction volume, thereby increasing the commissions earned by our U.S. agents from which we are paid a percentage. Revenue from broker fees earned from Company-owned Regions in the U.S. and Canada increased $0.6 million from the year ended December 31, 2010 to the year ended December 31, 2011, while revenue from broker fees earned from Independent Regions increased $0.1 million from the year ended December 31, 2010 to the year ended December 31, 2011.

Franchise Sales and Other Franchise Revenue

Franchise sales and other franchise revenue increased $3.6 million, or 23.2%, from the year ended December 31, 2010 to the year ended December 31, 2011. Franchise sales increased $0.9 million from the year ended December 31, 2010 to the year ended December 31, 2011 due to an increase in the average franchise sales price. Additionally, registration income increased $0.8 million due to higher attendance at the 2011 U.S. convention and an increased number of events in 2011. There was also an increase of $1.6 million from 2010 to 2011 in revenue from preferred marketing arrangements and approved supplier programs with third parties.

Brokerage Revenue

Brokerage revenue decreased $1.1 million, or 6.3%, from the year ended December 31, 2010 to the year ended December 31, 2011 driven by decreased revenue from our owned brokerage offices, which also experienced agent count losses.

Operating Expenses

Total operating expenses were 72.6% and 72.2% of our consolidated revenue for the years ended December 31, 2010 and 2011, respectively. Total operating expenses decreased $2.0 million, or 1.9%, from $101.8 million for the year ended December 31, 2010 to $99.8 million for the year ended December 31, 2011 primarily due to:

•	a $1.4 million decrease in amortization expense as certain franchise agreements became fully amortized; and

•

a $3.7 million decrease in the loss on sale of assets, net and a $0.9 million decrease in depreciation expense, each primarily resulting from the sale of our corporate headquarters office building that occurred in April 2010.

These decreases were primarily offset by:

•

a $1.6 million increase in marketing expenses for the annual U.S. convention and bi-annual convention in Canada, and for travel and entertainment costs for real estate franchise marketing activities and commission expenses as a result of higher franchise sales; and

•	a $1.9 million increase in rent expense related to the loss recorded as a result of a 2011 sublease of a portion of our corporate headquarters office building.

Other Income (Expenses), Net

Other income (expenses), net increased $27.1 million, or 69.2%, from the year ended December 31, 2010 to the year ended December 31, 2011 principally due to decreased interest expense of $10.1 million as a result of an overall decrease in the debt balances during most of 2011 when compared to 2010, including the repayment of real estate indebtedness related to our corporate headquarters building, the repayment of other outstanding indebtedness in connection with the refinancing of our outstanding indebtedness in 2010 and use of proceeds from an equity financing. Additionally, loss on early extinguishment of debt decreased $17.8 million primarily due to losses on the repayment of our prior senior debt facility during 2010 stemming from unamortized debt discount and issuance costs related to such facility as well as repayment of real estate indebtedness related to the sale transaction in 2010 with respect to our corporate headquarters building.

These reductions were offset by increased foreign currency translation losses of $0.4 million due to the fluctuations of the U.S. dollar against the Australian, Canadian and New Zealand dollars, a $0.2 million decrease in equity in earnings of investees, and a $0.2 million reduction in interest income resulting from lower interest yield.

Provision for Income Taxes

Our provision for income taxes consists of income taxes on the net taxable earnings of our consolidated foreign subsidiaries. Income tax expense was $2.0 million and $2.2 million for the years ended December 31, 2010 and 2011, respectively, and was comparable for each period due to consistent taxable earnings of our foreign subsidiaries.

Adjusted EBITDA

Adjusted EBITDA and Adjusted EBITDA margins were $62.4 million and 44.5%, and $59.3 million and 42.9% for the years ended December 31, 2010 and 2011, respectively. The decrease in Adjusted EBITDA of $3.1 million, or 4.9%, was primarily the result of a decrease in total continuing franchise fees and annual dues revenue of $5.2 million due to a decrease in agent count and increased selling, operating and administrative expenses, partially offset by a $2.3 million increase in other franchising revenue from new preferred marketing and approved supplier agreements and higher broker fees. A reconciliation of Adjusted EBITDA to net income (loss) under GAAP is set forth below in “—Non-GAAP Financial Measures.”

Quarterly Results

The following table sets forth our historical quarterly consolidated statements of income for each of the last eight fiscal quarters ended through June 30, 2013. This quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus and includes all adjustments that we consider necessary to present fairly the financial information for the fiscal quarters presented. The quarterly data should be read in conjunction with our consolidated financial statements and the related notes included herein.

	Three Months Ended
	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
	(Unaudited)
	(in thousands)
Revenue:
Continuing franchise fees	$14,601	$13,682	$13,878	$13,997	$14,418	$14,057	$15,105	$15,839
Annual dues	7,274	7,179	7,050	7,118	7,208	7,533	7,553	7,044
Broker fees	4,689	4,023	3,743	5,375	5,686	4,775	4,673	6,827
Franchise sales and other franchise revenue	5,354	4,809	7,009	3,989	6,805	4,826	8,153	4,594
Brokerage revenue	4,097	3,754	3,321	4,688	4,312	3,889	3,591	4,937

Total revenue	36,015	33,447	35,001	35,167	38,429	35,080	39,075	39,241

Operating expenses:
Selling, operating and administrative expenses	20,156	20,985	23,517	19,697	20,614	20,509	25,991	21,992
Depreciation and amortization	3,709	3,573	3,559	2,884	2,788	2,859	3,725	3,707
(Gain) loss on sale of assets	(1)	137	(2)	(16)	(2)	1,724	(1)	45

Total operating expenses	23,864	24,695	27,074	22,565	23,400	25,092	29,715	25,744

Operating income	12,151	8,752	7,927	12,602	15,029	9,988	9,360	13,497

Other income (expenses):
Interest expense	(3,019)	(3,015)	(2,979)	(2,882)	(2,913)	(2,912)	(3,514)	(3,411)
Interest income	91	86	74	55	78	79	74	68
Foreign currency translation gains (losses), net	(479)	36	190	(226)	394	(150)	(71)	(345)
Loss on early extinguishment of debt	—	—	(136)	—	—	—	(134)	—
Equity in earnings of investees	123	167	59	255	398	532	146	316

Total other income (expenses), net	(3,284)	(2,726)	(2,792)	(2,798)	(2,043)	(2,451)	(3,499)	(3,372)

Income before provision for income taxes	8,867	6,026	5,135	9,804	12,986	7,537	5,861	10,125
Provision for income taxes	(579)	(611)	(466)	(638)	(636)	(398)	(454)	(577)

Net income	$8,288	$5,415	$4,669	$9,166	$12,350	$7,139	$5,407	$9,548

Adjusted EBITDA(1)	$16,574	$13,835	$12,960	$16,445	$19,485	$17,854	$15,433	$21,267

(1)	The following table presents a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, for the periods indicated below. For further discussion of the use of Adjusted EBITDA, see “—Non-GAAP Financial Measures” below.

	Three Months Ended
	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
	(Unaudited)
	(in thousands)
Net income	$8,288	$5,415	$4,669	$9,166	$12,350	$7,139	$5,407	$9,548
Depreciation and amortization	3,709	3,573	3,559	2,884	2,788	2,859	3,725	3,707
Interest expense	3,019	3,015	2,979	2,882	2,913	2,912	3,514	3,411
Interest income	(91)	(86)	(74)	(55)	(78)	(79)	(74)	(68)
Provision for income taxes	579	611	466	638	636	398	454	577

EBITDA	15,504	12,528	11,599	15,515	18,609	13,229	13,026	17,175
(Gain) loss on sale of assets and sublease(a)	(102)	151	(133)	(165)	(144)	1,794	(143)	(105)
Loss on extinguishment of debt(b)	—	—	136	—	—	—	134	—
Stock-based compensation(c)	—	—	—	—	—	1,089	380	321
Deferred rent adjustments(d)	422	406	608	345	270	656	339	371
Executive costs(e)	750	750	750	750	750	750	750	750
Acquisition integration costs(f)	—	—	—	—	—	336	—	222
Initial public offering expenses(g)	—	—	—	—	—	—	947	2,533

Adjusted EBITDA	$16,574	$13,835	$12,960	$16,445	$19,485	$17,854	$15,433	$21,267

(a)	Represents (gains) and losses on the sale of assets as well as the loss on the sublease of our corporate headquarters office building that occurred in 2011.
(b)	Represents losses incurred on early extinguishment of debt on our senior secured credit facility in 2011 and 2012.
(c)	Stock-based compensation includes non-cash compensation expense recorded related to unit options granted to employees pursuant to our 2011 Unit Option Plan during the year ended December 31, 2012. See Note 11 to our audited financial statements.
(d)	Represents the non-cash charge to appropriately record rent expense on a straight-line basis over the term of the lease agreement taking into consideration escalation in monthly cash payments.
(e)	Represents the elimination of annual salaries we paid to David Liniger, our Chairman and Co-Founder, and Gail Liniger, our Vice Chairman and Co-Founder, that we will not pay following the consummation of this offering.
(f)	Acquisition integration costs include fees incurred in connection with our acquisition of certain assets of RE/MAX of Texas in December 2012, including legal, accounting and advisory fees as well as consulting fees for integration services.
(g)	Represents costs incurred in connection with this offering.

Non-GAAP Financial Measures

The SEC has adopted rules to regulate the use in filings with the SEC and in public disclosures of non-GAAP financial measures, such as Adjusted EBITDA and the ratios related thereto. These measures are derived on the basis of methodologies other than in accordance with GAAP.

We define Adjusted EBITDA as EBITDA (consolidated net income (loss) before depreciation and amortization, interest expense, net and income taxes, each of which is presented in our consolidated financial statements included elsewhere in this prospectus), adjusted for the impact of the following items that we do not consider representative of our ongoing operating performance: (gain) loss on sale of assets and sublease, (gain) loss on extinguishment of debt, stock based compensation, deferred rent adjustments, salaries paid to David and Gail Liniger that we will not continue to pay following the consummation of this offering, expenses incurred in connection with this offering and acquisition transaction costs.

Because Adjusted EBITDA omits certain non-cash items and other infrequent cash charges, we believe that it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and other infrequent cash charges and is more reflective of other factors that affect our operating performance. We present Adjusted EBITDA because we believe it is useful as a supplemental measure in evaluating the performance of our operating businesses and provides greater transparency into our results of operations. Our management uses Adjusted EBITDA as a factor in evaluating the performance of our business. Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations data prepared in accordance with GAAP.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider Adjusted EBITDA either in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations are:

•	this measure does not reflect changes in, or cash requirement for, our working capital needs;

•	this measure does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	this measure does not reflect our income tax expense or the cash requirements to pay our taxes;

•	this measure does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often require replacement in the future, and these measures do not reflect any cash requirements for such replacements; and

•	other companies may calculate this measure differently so they may not be comparable.

A reconciliation of Adjusted EBITDA to net income attributable to controlling interests for our consolidated results and reportable segments for the periods presented is set forth in the following tables:

	Years Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Consolidated:
Net income attributable to RMCO, LLC	$7,312	$24,249	$33,324	$13,835	$14,955
Depreciation and amortization(1)	15,870	14,473	12,090	6,443	7,432
Interest expense(1)	17,224	12,203	11,686	5,861	6,925
Interest income	(538)	(372)	(286)	(129)	(142)
Provision for income taxes	2,049	2,172	2,138	1,104	1,031

EBITDA	41,917	52,725	58,952	27,114	30,201
(Gain) loss on sale of assets and sublease(1)(2)	(249)	1,595	1,352	(298)	(248)
Loss on extinguishment of debt(1)(3)	17,486	384	136	136	134
Stock-based compensation(4)	—	—	1,089	—	701
Deferred rent adjustments(5)	214	1,577	1,879	953	710
Executive costs(6)	3,000	3,000	3,000	1,500	1,500
Acquisition-related expenses(7)	—	—	336	—	222
Initial public offering expenses(8)	—	—	—	—	3,480

Adjusted EBITDA	$62,368	$59,281	$66,744	$29,405	$36,700

Real Estate Franchise Services:
Net income	$11,367	$26,583	$33,747	$14,895	$15,175
Depreciation and amortization	14,721	13,574	11,575	6,168	7,221
Interest expense	17,135	12,189	11,677	5,857	6,922
Interest income	(537)	(372)	(284)	(129)	(142)
Provision for income taxes	2,049	2,172	2,138	1,104	1,031

EBITDA	44,735	54,146	58,853	27,895	30,207
(Gain) loss on sale of assets and sublease(1)(2)	(113)	1,561	1,637	(149)	(172)
Loss on extinguishment of debt(1)(3)	17,486	384	136	136	134
Stock-based compensation(4)	—	—	1,089	—	701
Deferred rent adjustments(5)	(55)	1,499	1,725	741	710
Executive costs(6)	3,000	3,000	3,000	1,500	1,500
Acquisition-related expenses(7)	—	—	336	—	222
Initial public offering expenses(8)	—	—	—	—	3,480

Adjusted EBITDA	$65,053	$60,590	$66,776	$30,123	$36,782

Brokerage and Other:
Net loss	$(4,055)	$(2,334)	$(423)	$(1,060)	$(220)
Depreciation and amortization	1,149	899	515	275	211
Interest expense	89	14	9	4	3
Interest income	(1)	—	(2)	—	—
Provision for income taxes	—	—	—	—	—

EBITDA	(2,818)	(1,421)	99	(781)	(6)
(Gain) loss on sale of assets and sublease(1)(2)	(136)	34	(285)	(149)	(76)
Deferred rent adjustments(5)	269	78	154	212	—

Adjusted EBITDA	$(2,685)	$(1,309)	$(32)	$(718)	$(82)

(1)	Depreciation expense of $865, interest expense of $5,071, loss on sale of assets, net of $3,762 and loss on extinguishment of debt of $675 related to non-controlling interest for the year ended December 31, 2010 are excluded as these amounts were already excluded from the net income attributable to RMCO.
(2)	Represents (gains) and losses on the sale of assets as well as the loss on the sublease of our corporate headquarters office building during the year ended December 31, 2012.
(3)	Represents losses incurred on early extinguishment of debt on our senior secured credit facility in 2011 and 2012 and the entire repayment of debt of our pre-existing debt facility in 2010.
(4)	Stock-based compensation includes non-cash compensation expense recorded related to unit options granted to employees pursuant to our 2011 Unit Option Plan during the year ended December 31, 2012. See Note 11 to our audited financial statements.
(5)	Represents the non-cash charge to appropriately record rent expense on a straight-line basis over the term of the lease agreement taking into consideration escalation in monthly cash payments.
(6)	Represents the elimination of annual salaries we paid to David Liniger, our Chairman and Co-Founder, and Gail Liniger, our Vice Chairman and Co-Founder, that we will not continue to pay following the consummation of this offering.
(7)	Acquisition integration costs include fees incurred in connection with our acquisition of certain assets of RE/MAX of Texas in December 2012, including legal, accounting and advisory fees as well as consulting fees for integration services.
(8)	Represents costs incurred in connection with this offering.

Liquidity and Capital Resources

General Overview

Our liquidity position has been positively affected by the growth of our agent base and improving conditions in the real estate market, which have contributed to increasing annual operating cash flows. In this regard, our short-term liquidity position from time to time has been, and will continue to be, affected by the number of agents in the RE/MAX network. Our liquidity position has been negatively affected by the principal payments and related interest expense on our senior secured credit facility.

We experienced an increase in the number of our agents during the year ended December 31, 2012 and the six month period ended June 30, 2013. However, we cannot predict when the real estate market will return to a period of sustainable growth or be certain agent growth will continue. Moreover, if the real estate market or the economy as a whole deteriorates, we may experience adverse effects on our business, financial condition and liquidity, including our ability to access capital and grow our business.

Our primary liquidity needs historically have been to service our debt, finance our working capital, and finance acquisition activity. We have historically satisfied these needs with cash flows from operations and funds available under our senior secured credit facility.

We will continue to evaluate potential financing transactions, including refinancing our senior secured credit facility and extending maturities. There can be no assurance that financing or refinancing will be available to us on acceptable terms or at all. Future indebtedness may impose various additional restrictions and covenants on us which could limit our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. Our ability to make payments to fund debt service and strategic acquisitions will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive and other factors that are beyond our control.

Cash Flows

Six Months Ended June 30, 2012 and 2013

Cash and cash equivalents decreased $9.9 million from $68.5 million as of December 31, 2012 to $58.6 million as of June 30, 2013. The following table summarizes our cash flows for the six months ended June 30, 2012 and 2013:

	Six Months Ended June 30,
	2012	2013	Change
	(in thousands)
	(unaudited)
Cash provided by (used in):
Operating activities	$21,543	$23,455	$1,912
Investing activities	(1,221)	(570)	651
Financing activities	(13,760)	(32,652)	(18,892)
Effect of exchange rate changes on cash	15	(152)	(167)
Net change in cash and cash equivalents	$6,577	$(9,919)	$(16,496)

Cash provided by operating activities increased $1.9 million from the six months ended June 30, 2012 to the six months ended June 30, 2013. Cash provided by operating activities increased as a result of an increase of $8.1 million in revenue arising from the acquisition of certain assets of RE/MAX of Texas and an increase in agent count. Cash provided by such increase in revenue was offset by a corresponding increase in accounts receivable of $1.1 million. In addition, cash provided by operating activities was adversely affected by an increase in selling, operating and administrative expenses of $4.8 million, of which $3.5 million was attributable to expenses incurred in connection with this offering.

Cash used in investing activities decreased $0.7 million from the six months ended June 30, 2012 to the six months ended June 30, 2013 due to a decrease in the purchase of property, plant and equipment relating to acquired software, offset partially by an increase in leasehold improvement during the six months ended June 30, 2013.

Cash used in financing activities increased $18.9 million from the six months ended June 30, 2012 to the six months ended June 30, 2013 due primarily to a $14.3 million increase in distributions paid to our members pursuant to the terms of the current RMCO, LLC agreement. The increase in member distributions is primarily the result of an increase in taxable income in 2012 compared to 2011, which is the basis for determining the amount of distributions paid to our members. Furthermore, distributions made related to 2012 taxable income were made exclusively during the six months ended June 30, 2013 and distributions related to 2011 taxable income were not made during the six months ended June 30, 2012. Cash used in financing activities also increased as a result of a $2.5 million increase in capitalized costs incurred in connection with this offering and a $2.1 million increase in the amount of repayments made on our senior secured credit facility.

Years Ended December 31, 2011 and 2012

Cash and cash equivalents increased $29.9 million from $38.6 million as of December 31, 2011 to $68.5 million as of December 31, 2012. The following table summarizes our cash flows for the years ended December 31, 2011 and 2012:

	Years Ended December 31,
	2011	2012	Change
	(in thousands)
Cash provided by (used in):
Operating activities	$43,589	$51,259	$7,670
Investing activities	(1,347)	(47,390)	(46,043)
Financing activities	(48,139)	25,953	74,092
Effect of exchange rate changes on cash	(61)	68	129
Net change in cash and cash equivalents	$(5,958)	$29,890	$35,848

For the year ended December 31, 2012, we generated $7.7 million more cash from operations compared to the year ended December 31, 2011. The increase in cash provided by operating activities was primarily the result of an increase in net income of $9.1 million offset by increases in working capital of $1.0 million. The increase in net income was primarily the result of a $5.4 million increase in revenue, a $1.7 million decrease in operating expenses, a $0.8 million increase in equity in earnings of investees and a $0.5 million decrease in interest expense. The reduction in cash used in working capital was primarily the result of an increase in other liabilities for the increase in deferred rent in 2011 from the loss recorded from the sublease of a portion of the headquarters building that did not recur in 2012. This reduction was partially offset by a larger increase in deferred revenue related to higher registration fees received and deferred in 2012 for our 2013 annual convention as compared to registration fees received and deferred in 2011.

Cash used in investing activities increased $46.0 million for the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily as a result of the acquisition of certain assets of RE/MAX Texas for $45.5 million on December 31, 2012.

For the year ended December 31, 2012, we generated $74.1 million more cash through financing activities compared to the year ended December 31, 2011. For the year ended December 31, 2012, $26.0 million of cash was provided by financing activities primarily due to proceeds from the additional term loan of $45.0 million borrowed under our senior secured credit facility, which was used to acquire certain assets of RE/MAX of Texas, partially offset by payments made on the senior secured credit facility of $8.4 million and distributions to members of $9.6 million. For the year ended December 31, 2011, $48.1 million of cash was used in financing activities due to payments made on the senior secured credit facility of $16.5 million, distributions to members of $15.4 million and a distribution of $15.9 million to a member in connection with the acquisition of certain assets of the Mountain States region, which was an entity under common control.

Years Ended December 31, 2010 and 2011

Cash and cash equivalents decreased $6.0 million from $44.6 million as of December 31, 2010 to $38.6 million as of December 31, 2011. The following table summarizes our cash flows for the years ended December 31, 2010 and 2011:

	Years Ended December 31,
	2010	2011	Change
	(in thousands)
Cash provided by (used in):
Operating activities	$36,422	$43,589	$7,167
Investing activities	72,958	(1,347)	(74,305)
Financing activities	(102,199)	(48,139)	54,060
Effect of exchange rate changes on cash	258	(61)	(319)
Net change in cash and cash equivalents	$7,439	$(5,958)	$(13,397)

For the year ended December 31, 2011, we generated $7.2 million more cash from operations compared to the year ended December 31, 2010. The increase in cash provided by operating activities resulted from a reduction in cash paid for interest during 2011 as a result of the repayment of our prior senior debt facility in April 2010, primarily offset by a reduction in revenue.

For the year ended December 31, 2011, we used $1.3 million in cash from investing activities compared to cash provided by investing activities of $73.0 million during the year ended December 31, 2010. This reduction was primarily due to the sale of an office building and the related land for $75.5 million, net of costs, during the year ended December 31, 2010 that did not recur in 2011.

For the year ended December 31, 2011, cash used in financing activities decreased $54.1 million compared to the year ended December 31, 2010. This reduction was due to reduced debt service requirements of $98.7 million during the year ended December 31, 2011 compared to the year ended December 31, 2010, offset by the net proceeds of $28.8 million in 2010 from the issuance of Class A preferred units to Weston Presidio in 2010 that did not recur in 2011 and a cash deemed distribution of $15.9 million in 2011 to a member in connection with the acquisition of certain assets of the Mountain States region.

Senior Secured Credit Facility

The following is a summary of the material terms of the RE/MAX, LLC revolving line of credit and term loan facility, which we refer to collectively as our senior secured credit facility. This summary is qualified in its entirety by reference to the agreement which is filed as an exhibit to the registration statement, of which this prospectus forms a part.

In July 2013, RE/MAX, LLC entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and various lenders party thereto. Under the credit agreement, RE/MAX, LLC has a revolving line of credit available of up to $10.0 million. On the closing date of the credit agreement, RE/MAX, LLC borrowed $230.0 million of term loans thereunder. The proceeds provided by these term loans were used to refinance and repay existing indebtedness and for working capital, capital expenditures, acquisitions and general corporate purposes.

Term loans are repaid in quarterly installments of 0.25% of the aggregate principal amount of the term loans, with the balance of the term loan due at maturity. The maturity date of all of the term loans under the credit agreement is July 31, 2020. Term loans may be optionally prepaid by RE/MAX, LLC at any time. All amounts outstanding under the revolving line of credit must be repaid on July 31, 2018.

The credit agreement requires RE/MAX, LLC to repay term loans and reduce revolving commitments with (i) 100% of proceeds of any incurrence of additional debt not permitted by the credit agreement, (ii) 100% of proceeds of asset sales and 100% of amounts recovered under insurance policies, subject to certain exceptions and a reinvestment right, and (iii) 50% of excess cash flow at the end of the applicable fiscal year, with such percentage decreasing as RE/MAX, LLC’s leverage ratio decreases.

The senior secured credit facility is guaranteed by RMCO and RE/MAX of Western Canada (1998), LLC, a subsidiary of RE/MAX, LLC, and is secured by a lien on substantially all of the assets of RMCO, RE/MAX, LLC and each guarantor.

Borrowings under the term loans and revolving loans accrue interest, at RE/MAX, LLC’s option, at either an alternate base rate or LIBOR plus an applicable margin rate. Applicable margin for alternate base rate loans is 1.75% per annum increasing to 2.00% per annum at any time RE/MAX, LLC’s leverage ratio is greater than or equal to 2.25 to 1.00, and applicable margin for LIBOR loan is 2.75% per annum increasing to 3.00% per annum at any time RE/MAX, LLC’s leverage ratio is greater than or equal to 2.25 to 1.00. A commitment fee of 0.50% per annum accrues on the amount of unutilized revolving line of credit.

The credit agreement provides for customary restrictions on, among other things, additional indebtedness, liens, dispositions of property, dividends, transactions with affiliates and fundamental changes such as mergers, consolidations and liquidations. We do not anticipate that the restriction on the payment of dividends will prevent us from being able to pay regular dividends with respect to our Class A common stock at rates we establish from time to time. With certain exceptions, any default under any of our other agreements evidencing indebtedness in the amount of $10.0 million or more shall constitute an event of default under the credit agreement.

The credit agreement restricts the aggregate acquisition consideration for permitted acquisitions to $50.0 million in any fiscal year. Any unused amounts may be carried over to the subsequent year to be used towards additional expenditures for permitted acquisitions, with an aggregate cap of $100.0 million in any fiscal year. Aggregate outstanding indebtedness consisting of (i) the deferred purchase price of permitted acquisitions may not exceed $15.0 million at any time and (ii) earn-outs arising out of permitted acquisitions may not exceed $15.0 million at any time.

At any time revolving loans are outstanding, the credit agreement requires compliance with a leverage ratio and an interest coverage ratio. As of August 31, 2013, we had no revolving loans outstanding.

As of June 30, 2013, we had $223.2 million of term loans outstanding, net of an unamortized discount, and no revolving loans outstanding under our senior secured credit facility.

Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2013 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by Period
	Total	Remaining 2013	2014	2015	2016	2017	Thereafter
	(in thousands)
Long-term debt (including current portion)(1)(2)	$224,218	$1,150	$17,300	$2,300	$2,300	$2,300	$198,868
Interest payments on debt facilities(3)	61,399	4,001	9,074	8,837	8,757	8,677	22,053
Lease obligations(4)	136,891	5,524	10,305	10,499	9,628	8,935	92,000

Total	$422,508	$10,675	$36,679	$21,636	$20,685	$19,912	$312,921

(1)	We are required to make quarterly principal payments on our senior secured credit facility of $0.6 million through July 2020. We have reflected full payment of long-term debt at maturity of our senior secured credit facility in 2020.

(2)	Final payment amount in 2020 of $198.9 million will be reduced by any excess cash flow principal payments and optional prepayments made subsequent to 2014. For purposes of this table, we have included the 2014 estimated excess cash flow payment of $15 million. We did not include the excess cash flow payment for 2015 and thereafter as these amounts are conditioned on achieving future financial figures that are not determinable at this time.
(3)	The interest payments in the above table are determined assuming that principal payments on the debt are made on their scheduled dates and on the applicable maturity dates. The variable interest rate on the senior secured credit facility is assumed at the current interest rate of 4.2%.
(4)	We are obligated under non-cancelable leases for offices and equipment. Future payments under these leases and commitments, net of payments to be received under sublease agreements of $1.5 million in the aggregate, are included in the table above.

Off Balance Sheet Arrangements

Other than the guarantee of a performance agreement and a line of credit agreement disclosed in Notes 13 and 9 of our audited and unaudited consolidated financial statements, respectively, we have no material off balance sheet arrangements as of June 30, 2013.

Critical Accounting Policies, Judgments and Estimates

In presenting our financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported therein. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base estimates on historical experience and other assumptions believed to be reasonable under the circumstances and evaluate these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies and estimates discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We generate revenue primarily from five sources: (i) continuing franchise fees; (ii) annual dues; (iii) broker fees; (iv) franchise sales and other franchise revenue; and (v) brokerage revenue.

Revenue is recognized when all of the following conditions have been met:

•	there is persuasive evidence of an arrangement;

•	the service has been provided or the product has been delivered;

•	the price is fixed or determinable; and

•	collection of the fees is sufficiently assured.

We provide operational, training, and administrative services and systems to franchisees, which include systems and tools that are designed to help our franchisees and their sales associates serve their customers and attract new or retain existing independent sales associates. Continuing franchise fee revenue principally consists of fixed-fee amounts earned monthly from franchisees on a per agent basis. Continuing franchise fees are recognized in revenue when earned and become due and payable, as stipulated in the related franchise agreements.

Annual dues revenue represents amounts assessed to agents for membership affiliation in the RE/MAX network and are billed one year in advance. We defer the annual dues revenue when billed and recognize the revenue ratably over the 12 month period to which it relates.

Broker fee revenue represents fees received from our franchise offices that are primarily based on a percentage of an agent’s gross commission income. Broker fees are determined upon close of the home-sale transaction and recognized as revenue when the fees become due and payable, as stipulated in the related franchise agreements.

Upon the sale of a real estate franchise, we recognize franchise revenue when we have no significant continuing operational obligations, substantially all of the services have been performed, and other conditions affecting consummation of the sale have been met. In the event the franchise fails to perform under the franchise agreement or defaults on the purchase obligations, we have the right to reacquire the franchise and to resell or operate that specific franchise. Other franchise revenue is recognized when all revenue recognition criteria are met, typically upon payment.

Brokerage revenue is composed primarily of brokerage management fee revenue, which represents fees assessed to affiliated RE/MAX real estate agents by the owned brokerages for services provided by the brokerage to assist the associate with real estate activities. We recognize broker management fee revenue when all revenue recognition criteria are met.

Allowances for Accounts and Notes Receivable

Trade accounts and notes receivables from our franchise operations are recorded at the time we are entitled to bill under the terms of the franchise agreements and other contractual arrangements. In circumstances where we have the contractual right to bill our franchisees, but where collectability is not sufficiently assured, we record a receivable and deferred revenue. We record reserves against our accounts and notes receivable balances. These reserves consist of allowances for doubtful accounts and notes receivables and reserves for accounts and notes receivables where collectability is remote. Increases and decreases in the allowance for doubtful accounts are established based upon changes in the credit quality of receivables for which revenue has been recognized. The allowance for doubtful accounts and notes receivables represent our best estimate of the amount of probable credit losses, and is based on historical experience, industry and general economic conditions, and the attributes of specific accounts. Our reserve for accounts and notes receivable where collectability is remote is increased, with a corresponding reduction to deferred revenue, after we have determined that the potential for recovery is considered remote. To the extent that actual loss experience differs significantly from historical trends, the required allowance amounts could differ from our estimate, which could have an adverse material effect on our financial condition and results of operations.

Goodwill

Goodwill is an asset representing the future economic benefits arising from the other assets acquired in a business combination that are not individually identified and separately recognized. The initial determination of goodwill involves substantial judgments and estimates. Subsequently, we assess goodwill for impairment at least annually on August 31, or whenever an event occurs or circumstances change that would indicate an impairment may have occurred at the reporting unit level. Reporting units are driven by the level at which management reviews operating results and are one level below the operating segment.

Our impairment assessment begins with a qualitative assessment to determine if it is more likely than not that a reporting unit’s fair value is less than the carrying amount. The initial qualitative assessment includes comparing the overall financial performance of the reporting units against the planned results as well as other factors which might indicate that the reporting unit’s value has declined since the last assessment date. If it is determined in the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the standard two-step quantitative impairment test is performed. First, the fair value of the reporting units is calculated as described below, which is then compared to its carrying value. If the fair value is less than the carrying value, we would then determine the implied fair value of a reporting unit’s goodwill by allocating the determined fair value to all of the reporting unit’s assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination. The remaining fair value of the reporting unit, if any, is deemed to be the implied fair value of the goodwill and an impairment is recognized in an amount equal to the excess of the carrying amount of goodwill above its implied fair value, if any.

We determine the fair value of our reporting units using an income-based approach (discounted cash flows) which requires management to make assumptions about long-range business plans. These assumptions require us to make judgments and estimates of future revenue, agent growth, operating expenses, cash flows, market and general economic conditions as well as assumptions that we believe marketplace participants would utilize, including discount rates, cost of capital, and long term growth rates. When available and as appropriate, we use comparative market multiples and other factors in our analyses. Any changes in key assumptions about future cash flows, or changes in market conditions or other external events, could result in future impairment charges and such charges could have a material adverse effect on our consolidated financial statements.

We could be required to evaluate the recoverability of goodwill if we experience disruptions to the business, unexpected significant declines in operating results, a divestiture of a significant component of our business, or other triggering events. In addition, as our business or the way we manage our business changes, our reporting units may also change.

The amount reflected as goodwill in the accompanying consolidated balance sheet as of December 31, 2012 was $71.0 million which represented approximately 28% of our consolidated assets. The fair value of our reporting units, all of which are included in the Real Estate Franchise Services operating segment, collectively exceeded their carrying values by 52% in 2012. A hypothetical decline in the fair value of approximately 20% would not result in an impairment.

Franchise Agreements and Other Intangible Assets

Franchise agreements of reacquired regions are recorded initially based on the remaining contractual term and do not consider potential renewal periods in the determination of fair value. The value ascribed to the franchise agreements requires management to make assumptions and apply judgment in the carrying value determination, primarily through the use of a discounted cash flow analysis. With respect to the discounted cash flow analysis, the timing and amount of expected future cash flows requires estimates, among other items, of revenue and agent growth rates, operating expenses, and expected operating cash flow margins. The development of these cash flows, and the discount rate applied to the cash flows, is subject to inherent uncertainties. The franchise agreements are amortized on a straight-line basis over their remaining contractual term.

We also purchase and develop software for internal use. Software development costs are capitalized once technological feasibility of the software has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when we have completed all planning and design activities that are necessary to determine that the software can be produced to meet our design specifications, including functions, features and technical performance requirements. Such determination requires management to exercise its judgment. Capitalization of costs ceases when the product is available for general use. Software development costs are generally amortized over a term of three years, its estimated useful life. Purchased software licenses are amortized over their estimated useful lives.

We review our franchise agreements and other intangible assets subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated from such assets. Undiscounted cash flow analyses require us to make estimates and assumptions, including, among other things, revenue growth rates and operating margins based on our financial budgets and business plans.

Significant declines in cash flows could result in the carrying amount of an asset to exceed its estimated cash flows, which could result in an impairment charge. The net carrying value of our franchise agreements and other intangible assets was $81.2 million as of December 31, 2012.

Stock-Based Compensation

Determining the estimated fair value of unit option awards at the grant date requires judgment. We recognize stock-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification No. 718, Compensation – Stock Compensation, which requires the fair value of the unit option awards to be recognized in the consolidated financial statements as compensation expense over the requisite service period. We recognize compensation expense related to unit option awards as part of selling, operating and administrative expenses. On November 15, 2012, we granted unit option awards to purchase 31,500 Class B common units of RMCO to our employees at an exercise price of $90.08, which was determined to be the estimated fair value of the underlying unit on that date. We did not grant any unit option awards during the years ended December 31, 2011 and 2010.

These awards were measured at the estimated grant-date fair value of the award. The grant-date fair value was estimated by management using the Black-Scholes-Merton option pricing model. The fair value assumptions required management to exercise judgment related to the expected term of the options, our expected stock price volatility, risk-free interest rates and expected dividends, which were estimated as follows:

•

Expected term. The expected term represents the period that our stock-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we have based our expected term on the simplified method, which represents the average period from vesting to the expiration of the award.

•	Expected volatility. As we do not have a trading history for our common units, we used an average historical volatility of similar publicly traded companies over the expected term.

•	Risk-free rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend yield. The expected dividend yield at the grant date was zero based upon the Company’s analysis of factors that may impact the payment of future distributions, if any.

We granted unit option awards with an exercise price equal to the grant-date fair value of our Class B common units based on a valuation study performed by a third party valuation firm. The valuation methodology established an enterprise value using generally accepted valuation methodologies, including discounted cash flow analysis, comparable public company analysis and, when data deemed relevant was available, comparable acquisitions analysis. Because our Class B common units are not publicly traded, significant judgment and numerous objective and subjective factors were incorporated into the valuation methodology. Total equity value was determined by adding cash and deducting debt from the enterprise value. The equity value was allocated to the Class B common units after taking into account the liquidity preference of our Class A preferred units.

The following table presents the valuation assumptions used to estimate the fair value of Class B common unit options granted in 2012:

Year Ended December 31, 2012
Valuation assumptions:
Expected dividend yield	—%
Expected volatility	78.0%
Expected term (years)	5.1
Risk-free interest rate	0.75%

We believe that the difference in the value of the underlying Class B common units on the November 15, 2012 grant date and the equivalent number of Class A common shares in this offering is due to the following factors:

•	in early 2013, we made a decision to pursue an initial public offering;

•	the increase in agent count in 2013 by 3,466 agents as of August 31, 2013 which we believe reflects a strengthening housing market, among other factors;

•

our total revenue grew by 11.6% during the six months ended June 30, 2013, as compared to the prior year six month period. This increase in revenue, which was above our recent historical experience as well as our expectations, has resulted in substantial incremental value;

•	a significant increase in the per share value of publicly traded comparable companies from the grant date to the date of this offering;

•	in connection with this offering, the preferred economic rights of RMCO’s Class A preferred unitholders will be eliminated which results in a higher value to the Class B common unitholders;

•

the significant incremental value resulting from the acquisition of RE/MAX of Texas, and the contemplated acquisition of HBN and Tails, subsequent to the grant date, as a result of the incremental value given to such acquisitions as a publicly-traded company as compared to the price paid for such acquisitions; and

•	the significant cash savings resulting from modifications to our senior secured credit facility, which contributed to increased Adjusted EBITDA.

Recently Issued Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-05: Foreign Currency Matters (Topic 830)—Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”). This amendment clarifies the applicable guidance for the release of cumulative translation adjustment into net earnings. When an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity, the entity is required to apply the guidance in FASB Accounting Standards Codification (ASC) Topic 830-30 to release any related cumulative translation adjustment into net earnings. ASU 2013-05 is effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In June 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity has the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of operations by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. As permitted, we early adopted the provisions of ASU 2011-05 as of December 31, 2011, except for changes that relate only to the presentation of reclassification adjustments, for which we adopted the provisions of ASU 2013-02: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income in the first quarter of 2013. Components of net income and comprehensive income are presented in the accompanying consolidated financial statements.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings under our senior secured credit facility which bear interest at variable rates. At June 30, 2013, $223.2 million in term loans were outstanding under our senior secured credit facility net of an unamortized discount. As of June 30, 2013, the undrawn borrowing availability under the revolving line of credit under our senior secured credit facility was $10 million. We currently do not engage in any interest rate hedging activity and we have no intention to do so in the foreseeable future. The interest rate on RE/MAX, LLC’s senior secured credit facility entered into in July 2013 is currently subject to a LIBOR rate floor of 1%, plus an applicable margin. If LIBOR rates rise above the floor, then each hypothetical  1/8% increase would result in additional annual interest expense of $0.3 million.

Currency Risk

We have a network of international franchisees in Canada and over 90 other countries. Fees imposed on franchisees and agents in foreign countries are charged in the local currency. Fluctuations in exchange rates of the U.S. dollar against foreign currencies can result, and have resulted, in foreign exchange translation gains and losses. We had foreign currency translation gains and (losses) of approximately $0.2 million, $(0.3) million, $0.2 million and $(0.4) million in the years ended December 31, 2010, 2011 and 2012 and for the six months ended June 30, 2013, respectively. We currently do not engage in any foreign exchange hedging activity and we have no intention to do so in the foreseeable future. If exchange rates on such currencies were to fluctuate 10%, we believe that our consolidated financial position, results of operations and cash flows would not be materially affected.

Internal Control over Financial Reporting

The process of improving our internal controls has required and will continue to require us to expend significant resources to design, implement and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. There can be no assurance that any actions we take will be completely successful. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis.

We have not begun testing or documenting our internal control procedures in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments. We will be required to comply with Section 404(a), which requires an annual management assessment of the effectiveness of our internal control over financial reporting, at the time we file our annual report for fiscal year ended December 31, 2014. We will not be required to comply with Section 404(b), which requires a report by our independent registered public accounting firm addressing these assessments, as long as we continue to qualify as an “emerging growth company” under the JOBS Act. As part of this process, we may identify specific internal controls as being deficient. We anticipate retaining additional personnel to assist us in complying with our Section 404 obligations. We are currently evaluating whether such personnel will be retained as consultants or as employees.

BUSINESS

Our Company

We are one of the world’s leading franchisors of real estate brokerage services. Our business strategy is to recruit and retain agents and sell franchises. Our franchisees operate under the RE/MAX brand name, which has held the number one market share in the U.S. and Canada since 1999 as measured by total residential transaction sides completed by our agents. Accordingly, our company slogan is “Nobody sells more real estate than RE/MAX.” The RE/MAX brand has the highest level of unaided brand awareness in real estate in the U.S. and Canada according to a 2013 survey by MMR Strategy Group, and our iconic red, white and blue RE/MAX hot air balloon is one of the most recognized real estate logos in the world.

The RE/MAX brand is built on the strength of our global franchise network which is designed to attract and retain the best-performing and most experienced agents by maximizing their opportunity to retain a larger portion of their commissions in exchange for fixed fees and a share of the offices’ overhead expense. As a result of this agent-centric approach, we believe that our agents are substantially more productive than the industry average. We consider agent count and agent productivity to be key measures of our business performance as the majority of our revenue is derived from fixed, contractual fees and dues paid to us based on the number of agents in our franchise network.

RE/MAX was founded in 1973 by David and Gail Liniger with an innovative, entrepreneurial culture affording our agents and franchisees the flexibility to operate their businesses with great independence. This business strategy led to a 33-year period of uninterrupted growth, highlighted in the charts below, as RE/MAX added large numbers of franchises and agents in the U.S., Canada and around the world. Today, the RE/MAX brand operates in more countries than any other real estate brokerage brand in the world.

Over 90,000 Agents	Over 6,300 Offices	Over 90 Countries

Number of Agents	Number of Offices	Number of Countries

*	Through August 31, 2013

We grew our total agent count at a CAGR of 30% from our founding to a peak of approximately 120,000 agents in 2006. Our agent count declined approximately 26.8% from 2006 through 2011 as real estate transaction activity declined during the U.S. real estate downturn and recession. We have returned to growth with a net gain of 1,532 agents during 2012 (of which 651 agents were in the U.S.), as the U.S. housing recovery took hold and real estate transaction activity began to rebound. We have accelerated our growth in 2013 with a net gain of 3,466 agents through August 31, 2013 (of which 2,110 agents were in the U.S.), as the upturn has gained momentum.

With approximately 74% of our 2012 revenue coming from the U.S., we believe that we are well positioned to benefit from a continuing recovery in the U.S. housing market. Existing home sale transactions in the U.S. rose 9.4% in 2012 compared to 2011, according to NAR. During the first quarter of 2013, existing home sale transactions rose 9.9% compared to the first quarter of 2012 and are expected to rise an aggregate of 8.3% in 2013 according to NAR. We expect that our U.S. agent count will continue to increase as part of the ongoing U.S. housing recovery, and that we will continue to attract productive agents who recognize the strength of the RE/MAX brand and our agent-centric value proposition. With approximately 17% of our 2012 revenue coming from Canada, where RE/MAX has the leading market share among residential brokerage firms, we also expect to benefit from a continuation of generally stable Canadian housing market trends.

The RE/MAX network extends to commercial real estate brokerage as well, with over 2,700 RE/MAX Commercial® practitioners in over 45 countries. With $7 billion in 2012 sales and lease volume, RE/MAX Commercial® is perennially named one of the top 25 commercial brokerage networks by National Real Estate Investor magazine.

As a franchisor with less than 1% owned brokerage offices in the U.S., we maintain a low fixed-cost structure, which enables us to generate high margins and helps us drive significant operating leverage through incremental revenue growth.

(1)	Adjusted EBITDA includes adjustments to EBITDA for (gain) loss on sale of assets and sublease, (gain) loss on extinguishment of debt, stock based compensation, deferred rent adjustments, salaries paid to David and Gail Liniger that we will not continue to pay following the consummation of this offering, and acquisition transaction costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion of Adjusted EBITDA and a reconciliation of the differences between Adjusted EBITDA and net income (loss).
(2)	Net loss in the year ended December 31, 2010 was primarily attributable to (i) a loss on the early extinguishment of debt resulting from the repayment of our prior senior debt facility stemming from issuance costs and the unamortized debt discount related to such facility and (ii) a loss incurred in the sale of our corporate headquarters office building. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2010 vs. Year Ended December 31, 2011.”

Market Opportunity

We operate in the real estate brokerage franchise industry in more than 90 countries, including the U.S. and Canada.

U.S. and Canadian Real Estate Brokerage Industry Overview. Based upon U.S. Census and Federal Reserve data and existing home sales information from NAR, the U.S. residential real estate industry is an approximately $1.15 trillion market based on 2012 sales volume and represents the largest single asset class in the U.S. with a value of approximately $18 trillion.

Residential real estate brokerages typically realize revenue by charging a commission based on a percentage of the price of the home sold. The real estate brokerage industry generally benefits in periods of rising home prices and transaction activity (with the number of licensed real estate agents generally increasing during such periods), and is adversely impacted in periods of falling prices and home sale transactions (with the number of licensed real estate agents generally decreasing during such periods).

We believe that the traditional agent-assisted business model compares favorably to alternative channels of the residential brokerage industry, such as discount brokers and “for sale by owner,” because full-service brokerages are the best-suited to address many of the key characteristics of real estate transactions, including: (i) the large monetary value involved in home sale transactions, (ii) the infrequency of home sale transactions, (iii) the high price variability in the home market and (iv) the consumer’s need for a high degree of personalized advice and support in light of the complexity of the transaction. For these reasons, we believe that consumers will continue to use the agent-assisted model for residential real estate transactions. In addition, although listings are available for viewing on a wide variety of real estate websites, we believe an agent’s local market expertise provides consumers with the ability to better understand the inventory of for-sale homes and the interests of potential buyers. This knowledge allows the agent to customize the pool of potential homes they show to a buyer as well as help a seller to professionally present their home to best attract potential buyers. According to NAR, 88% of existing homes were sold using an agent or broker in 2012 compared to 82% in 2004.

Although NAR membership has experienced year-to-year declines since peaking at 1.4 million members in 2006, the greatest such decline occurred between 2007 and 2008. NAR had 1.03 million members as of the end of August 2013.

Following a brief downturn in 2008, the real estate industry in Canada has remained relatively steady over the last four years (as measured by home sales and home sale price data published by CREA), which is a trend we expect will continue. In addition, the Multiple Listing Service Home Price Index has experienced positive year-over-year growth since 2010. Although CREA forecasts a 2.5% decline in national sales activity in Canada for 2013, they predict a 4.7% increase for 2014.

Cyclical Nature. The residential real estate industry is cyclical in nature but has shown strong long-term growth. From the second half of 2005 through 2011, the U.S. real estate industry experienced a significant downturn, with existing home sale transactions declining by 40% from 7.1 million in 2005 to 4.3 million in 2011 and the median home sale price declining by 24% from $219,600 in 2005 to $166,100 in 2011 according to NAR.

However, the U.S. real estate industry experienced a strong rebound in 2012, with a total of 5.0 million home sale transactions according to NAR, of which approximately 4.7 million are estimated to represent existing home sale transactions, a 9.4% increase in existing home sale transactions over 2011. Existing home sales in 2012 were the highest since 2007 and represent the greatest year-over-year increase since 2004.

The growth in the U.S. real estate industry during the first quarter of 2013 was particularly strong. NAR is reporting year-over-year increases of 9.9% in existing home sale transactions in the first quarter of 2013 compared to the first quarter of 2012. In addition, NAR is forecasting that (i) in 2013, existing home sales will increase by 8.3% to 5.0 million units and median existing home sale prices will increase by 10.6%, each as compared to 2012; and (ii) in 2014, existing home sales will increase by 2.5% to 5.2 million units and median existing home sale prices will increase by 5.7%, each as compared to 2013.

Further, according to NAR, an easing of mortgage lending standards could result in an incremental increase in transaction activity.

We believe we are well-positioned to benefit from an increase in our agent count as a result of the current U.S. economic recovery and the rebound in the U.S. housing sector, which appears to be gaining momentum. As illustrated below, the number of existing home sale transactions in the U.S. has generally increased during periods of economic recovery:

U.S. Existing Home Sales

(in thousands)

Existing Home Sales

Source: National Association of Realtors

Favorable Long-term Demand. We believe that long-term demand for housing in the U.S. is primarily driven by the economic health of the domestic economy, low interest rates, and local factors such as demand relative to supply, and that the residential real estate market in the U.S. will also benefit over the long term from the following fundamental factors:

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Return to Levels of Historical Norms in Home Sales. From 1991 through 2012, the number of existing home sale transactions per year averaged approximately 4.5% of total U.S. households, compared to an average transactions per year of approximately 3.9% of total U.S. households from 2007 through 2011. We believe that as the U.S. economic recovery continues and U.S. job growth and consumer confidence rise, the number of existing home sale transactions as a percentage of U.S. households will progress toward the historical average level of 4.5%, and the number of annual existing home sale transactions will therefore increase (along with industry agent counts in line with these trends).

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Improved Home Affordability. Owning a home has become more affordable than renting in many U.S. markets where rental rates have outpaced income growth. NAR’s housing affordability index reached an annual record high in 2012. In addition, the number of renters that would qualify to buy a median priced home increased from 9 million in 2005 to 20.1 million in 2012 according to NAR.

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Increasing Household Formations, Including as a Result of Immigration and Population Growth. According to the 2012 State of the Nation’s Housing Report compiled by the Joint Center for Housing Studies, the number of U.S. households is projected to grow by an annual average of 1.18 million annually from 2010 to 2020. In particular, according to a 2013 report by the Research Institute for

Housing America, the growth in foreign-born homeowners has increased in the U.S. for the last several decades and is expected to continue to increase:

•	the number of foreign-born homeowners increased from 1990 to 2000 from 3.9 million to 6.0 million;

•	the number of foreign-born homeowners increased from 2000 to 2010 from 6.0 million to 8.4 million;

•	the number of foreign-born homeowners is expected to increase from 2010 to 2020 from 8.4 million to 11.3 million; and

•	the U.S. Census Bureau also projects that the U.S. will continue to experience long-term population growth and predicts total net immigration of 68 million individuals between 2010 and 2050.

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Increase in Home Values. CoreLogic has estimated that a five percent increase in home values would cause an additional 1.6 million U.S. homeowners to gain positive equity value in their homes and thereby enable more of those homeowners to sell their homes, which we believe will also unlock pent-up market demand for sales of existing homes.

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Generational Housing Shifts Related to Retirement and Adult Children Moving Out of Parents’ Homes. We believe that there is also pent-up selling demand from many retirement age homeowners who are likely to take advantage of improving housing market conditions in order to sell their existing residences and relocate to new areas of the country for retirement purposes or in order to purchase smaller homes. We believe there is also pent-up buying demand among adult children currently living in their parents’ homes who are likely to take advantage of more affordable housing prices.

Our Franchise Structure

Franchise Organizational Model. We function under the following franchise organizational model, with nearly all of the RE/MAX branded brokerage office locations being operated by franchisees:

Franchise Tier	Description
RE/MAX	Owns the right to the RE/MAX brand and sells franchises and franchising rights.

Regional Franchise Owner	Owns rights to sell brokerage franchises in a specified region. Current network of 162 regions globally. In the U.S. and Canada, RE/MAX owns 10 of 32 regional franchises, representing 46% of our U.S. and Canada agent count. The remaining 22 regional franchises, representing 54% of our U.S. and Canada agent count, are Independent Regions. We intend to use a portion of the proceeds of this offering to reacquire regional RE/MAX Franchise rights in the Central Atlantic and Southwest regions, increasing Company-owned Regions to approximately 54% of our U.S. and Canada agent count.

Franchisee (or Broker-Owner)	Owns right to operate a RE/MAX-branded brokerage office, list properties and recruit agents. Over 6,300 offices globally.

Agent (or Sales Associate)	Branded independent contractors who operate out of local franchise brokerage offices. Approximately 90,000 agents globally.

In the early years of our expansion in the U.S. and Canada, we sold regional franchise rights to independent owners for certain Independent Regions while retaining rights to other regions. In recent years, we have pursued a strategy to reacquire regional franchise rights, such as the California, Hawaii, Florida and Carolinas regions in 2007, the Mountain States region in 2011 and the Texas region in December 2012. We intend to reacquire regional RE/MAX Franchise rights in the Central Atlantic and Southwest regions concurrently with the completion of this offering.

Franchise Agreements and Relationship Terms. In those regions that are owned by us in the U.S. and Canada, we typically enter into a five-year renewable franchise agreement with franchisees covering a standard set of terms and conditions. For those regions that are independently owned, we enter into a long-term agreement (typically between 15 and 20 years) with the Independent Region owner pursuant to which the regional franchise owner is authorized to enter into franchise agreements with individual franchisees in that region.

In general, the franchisees (or broker-owners) do not receive an exclusive territory except under certain limited circumstances. Prior to opening an office, a franchisee or principal owner is required to attend a four to five day training program at our global headquarters. We maintain a close relationship with our franchisees and provide them with ongoing training via our RE/MAX University to help them better attract and train agents, market, and operate more effectively. Prospective franchisees, renewing franchisees, and transferees of a franchise are subject to a criminal background check and must meet certain subjective and objective standards, including those related to relevant experience, education, licensing, background, financial capacity, skills, integrity and other qualities of character.

Our Market Position. We attribute our success to our ability to recruit and retain experienced and productive agents and sell franchises. Our approach to sustained agent recruiting and retention and franchise sales is dependent upon two key elements of our unique business model: (i) creating and maintaining a premier market presence in the real estate brokerage industry worldwide, and (ii) creating and maintaining RE/MAX’s unique “growth engine.”

Premier Market Presence. The strength of our brand worldwide in the real estate brokerage industry is the result of our ability to successfully create and maintain “Premier Market Presence.” We believe that we offer agents and franchisees a compelling market presence in the real estate brokerage industry through the combination of the following six attributes:

•	leading unaided brand awareness;

•	highly experienced and productive agents;

•	leading market share;

•	world-class web presence;

•	high level of customer satisfaction; and

•	strong community citizenship.

We believe our focus on creating and maintaining Premier Market Presence has led to a sustained growth of our global franchise network and the RE/MAX brand.

RE/MAX “Growth Engine.” The RE/MAX Growth Engine is a virtuous circle whereby all of the key stakeholders in our franchise network—our franchisees, agents and RE/MAX—benefit from mutual investment and participation in the RE/MAX network, or, as we say in RE/MAX, “Everybody wins.” By building our leading brand around an agent-centric model, we believe we are able to attract and retain highly productive agents and motivated franchisees. As a result, our agents and franchisees help to further enhance our brand and market share, expand our franchise network, and ultimately grow our revenue, as illustrated below:

The RE/MAX Growth Engine leads to the following unique benefits for our franchisees and agents and RE/MAX:

RE/MAX Franchisee and Agent Benefits	RE/MAX Benefits

•   Affiliation with the best brand in the real estate industry

•   Entrepreneurial culture

•   High agent commission split and low franchise fees

•   Access to our lead referral system which is supported by our high traffic websites

•   Comprehensive, award-winning training programs

•   Network effect drives brand awareness

•   Franchise fee structure provides recurring revenue streams

•   Franchise model—highly profitable with low capital requirements—leads to strong cash flow generation and high margins

Our Revenue Model

The majority of our revenue is derived from a stable set of fees paid by our agents, franchisees and regional franchise owners.

Revenue Streams. Our revenue streams are illustrated in the following chart:

Revenue Streams as Percentage of 2012 Total Revenue

Continuing Franchise Fees. In the U.S. and Canada, continuing franchise fees are fixed contractual fees paid monthly by regional franchise owners in Independent Regions or franchisees in Company-owned Regions to RE/MAX based on the number of agents in the franchise region or the franchisee’s office.

Annual Dues. Annual dues are the membership fees which agents pay to be a part of the RE/MAX network and brand. Annual dues are a flat fee of US$390 for U.S. agents and C$390 for Canadian agents, paid directly to RE/MAX. Annual dues revenue is driven by the number of agents in our network.

Broker Fees. Broker fees are assessed to the broker against real estate commissions paid by customers when an agent sells a home. Agents pay a negotiated percentage of these earned commissions to the broker in whose office they work. Broker-owners in turn pay a percentage of the commission to the regional franchisor. Generally the amount paid by broker-owners to the regional franchisor, which we refer to as the “broker fee,” is 1% of the total commission on the transaction. The amount of commission collected by brokers is based primarily on the sales volume of RE/MAX agents, home sale prices in such sales and real estate commissions earned by agents on these transactions. Broker fees therefore vary based upon the overall health of the real estate industry and the volume of existing home sales in particular. This revenue stream is based on transaction volume and provides us with incremental upside during a real estate market recovery.

Franchise Sales and Other Franchise Revenue. Franchise sales and other franchise revenue is primarily comprised of the following items:

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Initial Franchise Fees and Renewal Fees. In order to purchase a franchise in the U.S. and Canada, the franchisee pays an initial fee typically ranging from $12,500 to $35,000 in Company-owned Regions and $2,500 to $30,000 in Independent Regions, depending predominantly on the region and size of market. A lower fee (typically about one-half) is paid at the time of a franchise renewal.

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Regional Franchise Fees. We sell regional master franchises in regions we do not own in the U.S. and Canada as well as in international locations outside of Canada, the Caribbean and Central America. In the case of international master franchise sales, we sell master franchises at either a regional or country level (in some cases our international master franchise agreement allows further grants of sub-master franchises). In the Independent Regions in the U.S. and Canada, we have experienced almost 100% renewal rates among our master franchisees.

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Preferred Marketing Arrangements and Approved Supplier Programs. We receive revenue from marketing arrangements with third parties and approved suppliers for the opportunity to promote their goods and services to our franchisees and agents.

Brokerage Revenue. Brokerage revenue principally represents fees assessed by our owned brokerages for services provided to their affiliated real estate agents. We have owned brokerage offices solely in the U.S. that represent less than 1% of the over 3,300 real estate brokerage offices that operate under the RE/MAX brand name in the U.S.

Revenue Per Agent in U.S. and Canada Owned and Independent Regions. We receive a higher amount of revenue per agent in our Company-owned Regions than in our Independent Regions. While both Company-owned Regions and Independent Regions charge relatively similar fees to RE/MAX brokerages and agents, we receive the entire amount of the continuing franchise fee, broker fee and initial franchise and renewal fee in Company-owned Regions, whereas we receive only a portion of these fees in Independent Regions. We generally receive 15%, 20% or 30% of the amount of such fees in Independent Regions, which is a fixed rate in each particular Independent Region established by the terms of the applicable regional franchise agreement. In 2012, the annual revenue per agent in our Company-owned Regions was approximately $2,288, whereas the average annual revenue per agent in Independent Regions was approximately $803.

*	Based on actual revenue per agent for the year ended December 31, 2012 and does not take into account the acquisition of certain assets of RE/MAX of Texas.

International Revenue. We base our continuing franchise fees, agent dues and broker fees outside the U.S. and Canada on the same structure as our Independent Regions, except that the aggregate level of such fees is substantially lower in these markets than in the U.S. and Canada.

Our revenue and agent count by geography is illustrated in the following chart:

Revenue by Geography Percent of 2012 Revenue	Agents by Geography As of June 2013

Our Agent-Centric Approach

We believe that our agent-centric approach enables us to attract and retain highly effective agents and motivated franchisees to our network and drive growth in our business and profitability.

•	High Value Proposition to Agents and Franchisees. We have built a franchise model designed to provide the following unique combination of benefits to our franchisees and agents:

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Affiliation with the Best Brand in Residential Real Estate. We believe buyers and sellers of real estate are most comfortable doing business with an entity and brand with which they are familiar. We drive brand awareness through transaction activity and visibility in the market. The RE/MAX brand has held number one market share as measured by total residential transaction sides completed by our agents in both the U.S. and Canada since 1999. We reinforce brand awareness through national and regional marketing and advertising programs that are supported by promotional campaigns of our franchisees and agents in their local markets. RE/MAX has surpassed all U.S. real estate franchises in television advertising every year from 2002 to 2012, according to Nielsen Monitor-Plus total ad impressions among adults of ages from 25 to 54 for ads purchased through nationwide buys.

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Entrepreneurial, High Performance Culture. We attract highly driven professionals through our recruiting and franchise sales efforts. We provide our franchisees and agents with a vast array of industry leading tools, resources and support, but allow them autonomy to run their businesses independently. Our approach gives them the freedom generally to set commission rates and oversee local advertising in order to best meet the needs of their particular markets and circumstances. As we say to our agents, they are “in business for themselves, but not by themselves.”

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High Agent Commission Fee Split and Low Franchise Fees. In the RE/MAX franchise network, we recommend to our franchisees an agent-favorable commission split of 95%/5% (with the agent receiving 95%). In exchange for the agent generally retaining a high percentage of commissions, our agents pay the franchise broker a pre-agreed sum to share in overhead and other fixed costs of the brokerage. This model is highly attractive to high-producing agents because it allows them to earn a higher commission compared to traditional brokerages where the broker typically takes 30% to 40% of the agent’s commission.

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Lead Referral Systems Supported by High Traffic Websites. We provide an attractive lead referral system to our agents free of referral fees. We believe that this system is attractive to our agents and franchisees and that no other national real estate brand provides their real estate agents comparable access to free leads. Our lead referral system, LeadStreet®, is supported by our award winning high-traffic websites, including remax.com, global.remax.com, theremaxcollection.com and remaxcommercial.com, which collectively attracted over 52 million visits in 2012 according to Experian Marketing Services Hitwise data. When a prospective buyer inquires about a property displayed on our websites, a RE/MAX agent receives this lead through LeadStreet® without a referral fee. In addition, the high traffic across our websites provides sellers and agents comfort that listed properties are receiving significant exposure to potential buyers. Our flagship website, remax.com, has generated over 12.4 million free leads for our agents since 2006. Our expansive global network of agents also generates traditional agent-to-agent leads, such as when a relocating home seller wants their RE/MAX agent’s referral for an agent to help them buy in their new area, or a customer’s business needs the specialized assistance of a RE/MAX Commercial® practitioner.

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RE/MAX University® Training Programs. RE/MAX is an industry leader in providing comprehensive education programs for franchisees and agents. RE/MAX agents and brokers have earned credit toward more than 70,000 professional designations or certifications through our proprietary education systems. In 1994, RE/MAX created the revolutionary RE/MAX Satellite Network, which was the only real estate related educational and training system of its kind for over a decade. In 2007, RE/MAX introduced RE/MAX University®, or RU, which offers worldwide, 24/7, on-demand access to the latest information on key industry topics and is aimed at helping our global network of agents deliver the best service possible to their existing and potential new customers.

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Highly Productive and Experienced Agents. Our franchise model is designed to attract and retain the most productive and experienced network of agents in real estate. The productivity of our agents is a key driver in the success of our franchisees. This dynamic reinforces itself as high performing agents benefit from being associated with successful brokerage offices in their local markets.

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High Performing Agents. The RE/MAX network has sold more real estate than any other brand every year since 1999. We have achieved this level of productivity with fewer agents and offices than some major competitors. Closely-tracked surveys of large brokerages, such as the Real Trends 500 survey and the Real Trends Canadian 250 survey have for several years demonstrated that RE/MAX agents from participating brokerages average more transactions per agent than any other national brand in both the U.S. and Canada.

Among the largest and most productive U.S. residential brokerage offices as measured by transaction sides, RE/MAX franchises averaged 17.1 transaction sides per agent for 2012 according to the 2013 REAL Trends 500 survey, and more than double the average of 8.1 transaction sides per agent reported for all other participating brokerages. Further, RE/MAX franchises in the U.S. survey accounted for 118 of these top 500 firms. Similarly, in Canada, RE/MAX franchises averaged 16.7 transaction sides per agent for 2012, which is the highest figure among national franchises in the comparable 2013 REAL Trends Canadian 250 survey of the largest and most productive Canadian residential brokerages as measured by transaction sides and substantially higher than the average of 9.3 transaction sides per agent reported for all other participating brokerages. RE/MAX franchises accounted for 159 of these top 250 residential brokerages in the 2013 REAL Trends Canadian survey.

2013 Real Trends U.S. 500 Survey: Transactions Per Agent	2013 Real Trends Canadian 250 Survey: Transactions Per Agent

Source: 2013 Real Trends 500 Survey of the largest brokerages, containing 2012 data	Source: 2013 Real Trends Canadian 250 Survey of the largest brokerages, containing 2012 data

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Agent Experience. Our recruiting strategy targets highly productive agents. As a result of this strategy, RE/MAX brokerages attract and retain experienced agents. Our agents average nearly 13 years of real estate experience and seven and a half years as a RE/MAX agent.

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Agent Expertise. RE/MAX agents lead the industry in many key professional designations, and RE/MAX University further enhances our agent expertise by equipping agents with advanced training in areas such as distressed properties, luxury properties, senior clients, buyer agency and many other specialty areas of real estate. For example, 36% of the 42,000 real estate agents in the U.S. who had acquired the Certified Distressed Property Expert (“CDPE”) designation were RE/MAX agents, while the closest competitor comprised only 11% of the total. Among Certified Residential Specialists (“CRS”), which is often considered the premier advanced education designation in the residential real estate space, RE/MAX has more designees than the next two national franchises combined. Across our agent base, professional designations correlate with higher median agent commissions, which we believe is true across the industry.

•	High-earning agents. We believe RE/MAX agents earn among the highest median gross incomes in the industry.

•	In 2012, the median annual commission income for U.S. RE/MAX agents was $63,482, which was 46% higher than the median annual income for U.S. realtors according to NAR.

•	In Canada, the median annual commission income for RE/MAX agents in 2012 was C$92,271.

•	The median annual commission income for RE/MAX agents with recognized professional designations in 2012 was even higher:

•	$94,145 for an agent with a CRS designation;

•	$86,994 for an agent with a CDPE designation; and

•	$149,707 for an agent with a Certified Luxury Home Marketing Specialist designation.

We believe that this potential for increased incomes contributes to a focus on education within our network.

Our Competitive Strengths

We attribute our success to the following competitive strengths:

Premier Market Presence. We believe we have the best brand worldwide in the real estate brokerage industry, which allows us to attract the most experienced and productive agents and to grow our market presence both in the U.S. and worldwide. We further believe that we offer agents and franchisees a compelling Premier Market Presence in the real estate brokerage industry through the combination of:

•	leading brand name awareness;

•	highly experienced and productive agents;

•	leading market share;

•	high-traffic web presence;

•	high level of customer satisfaction; and

•	strong community citizenship.

Premier Global Brand. Our presence in over 90 countries provides a unique competitive advantage, as no other real estate brand matches our global footprint. We believe we have established the leading global brand in residential real estate and that our scale and market penetration create top-of-mind awareness with consumers and potential agents around the world. Our international scale provides opportunities for us to grow agent counts in fast growing markets around the globe. In addition, our network of agents and listings around the world benefits our franchise network in the U.S. and Canada through access to international listings and lead generation. Our website global.remax.com allows sellers around the world to promote their properties to potential buyers using local language and currency conversion to enhance a listing’s effectiveness. The site displayed over 725,000 RE/MAX listings as of June 2013. This also benefits our global buyers as they can find properties in countries across the globe and connect with a local RE/MAX agent who can facilitate the purchase.

A comparison of the number of countries we operate in to our competitors is illustrated below:

RE/MAX’s vs. Competitors’ Countries
Number of Countries*

*	Competitor counts based on lists of countries claimed at each franchisor website as of August 31, 2013 excluding claimed locations that are not independent countries (i.e. territories, etc.)

Growing Agent and Franchise Presence. We believe that our history of sustained agent and franchise growth coupled with our position as the leading residential real estate brand in the U.S. enables us to capitalize on the continuing recovery in the U.S. housing market.

Sustained Increases in Agent Count. From our founding in 1973, we grew our total agent count at a CAGR of 30% to approximately 120,000 agents at the peak of the most recent housing cycle in 2006. We have recently returned to a period of agent growth in the U.S. in 2012 and 2013. We believe this trend will continue as the U.S. housing recovery gains momentum. With approximately 74% of our revenue in 2012 coming from the U.S., we believe that we are well positioned to benefit from a continuing recovery in the U.S. housing market.

Franchise Growth. We have a successful record of long term growth in the number of our franchises globally, with more than 6,300 offices and a presence in more than 90 countries. We increase our franchises through the sale of both individual offices and regional master franchises. In 2012, we sold 739 franchises globally and expect to sell an equal or greater number of franchises in 2013. In the U.S., as the U.S. housing recovery continues, we believe that sales of our franchises will continue to increase. Outside of the U.S., we believe we are also well-positioned to continue to grow.

Benefits of Our Franchise Financial Model. The majority of our revenue is derived from fixed contractual fees and dues paid by our agents, franchisees and regional franchise owners. As a franchisor, we maintain a low fixed cost structure which requires little additional investment as we add franchisees and agents. Accordingly, incremental increases in agents and franchisees drive additional revenue and Adjusted EBITDA. This also allows us to deliver consistently high margins over market cycles and in 2012, our Adjusted EBITDA and net income margins were 46% and 23%, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion of Adjusted EBITDA and a reconciliation of the differences between Adjusted EBITDA and net income (loss). Further, given that our franchise model requires little capital investment, we are able to generate strong cash flow as well.

Committed, Experienced and Passionate Leadership Team. Our senior management leadership has an average of 18 years of experience working together as a team while building RE/MAX into the global organization it is today. Margaret Kelly, who has served as our Chief Executive Officer since 2005, started with the company in 1987, and Vincent Tracey, who has served as our President since 2005, started with the company in 1977. David Metzger, Executive Vice President, Chief Operating Officer and Chief Financial Officer joined RE/MAX in 2007. Our senior management leadership team also includes Mike Ryan, our Executive Vice President, Global Communications and Branding, who joined us in 1994, and Geoff Lewis, our Executive Vice President and Chief Legal and Compliance Officer, who joined us in 2004. We believe our senior management team and our founders, David and Gail Liniger, have been key drivers of our success and position us well for continued long-term growth.

Our Growth Strategy

We intend to leverage our market leadership in the residential real estate brokerage industry in the U.S. and Canada through various growth initiatives. The key elements of our growth strategy include:

Capitalize on the Recovery in the U.S. Residential Real Estate Market and Increase Our Agent Count. The number of agents in the residential real estate industry is highly correlated to overall transaction activity. Since 2006, the residential real estate industry across the globe, and especially in the U.S., experienced a historic downturn, including a significant decline in the number of agents in the business. The residential real estate market in the U.S. has recently commenced a recovery and we are well positioned to capitalize on the continuation of this trend due, in large part, to our leading brand and the quality of our agent and franchise network. Based on our experience, we believe strengthening market conditions in the U.S. will enable us to sell more franchises and recruit and retain higher numbers of productive agents, increasing our revenue and profitability. We experienced agent losses during the downturn, but we returned to a period of net agent growth in 2012 and our growth in agent count has accelerated in 2013. As the housing market recovery continues, we expect the growth in our agent count to continue.

Agent Count

Number of Agents at Quarter-End

We believe our high-performing agent network has led to higher than average growth in the number of closed transaction sides and that we will continue to capitalize on the performance of our network as the U.S. residential real estate market rebounds. For example, existing U.S. home transactions rose 9.4% in 2012 according to NAR, while RE/MAX agents increased closed transaction sides by 11.7% in our U.S. franchise network during the same period. NAR forecasts that existing U.S. home sale transactions will rise by another 8.3% in 2013, which we believe we are well-positioned to outpace.

Drive Continuing Franchise Sales Growth and Agent Recruitment and Retention. Our business strategy is to continue to sell franchises and recruit and retain agents:

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We sold 739 franchises in 2012 and intend to continue adding franchises in new and existing markets, and as a result, increase our global market share and brand awareness. In the U.S., we believe we will increase the sales of our franchises as the U.S. housing recovery continues. We believe we are also well-positioned to further grow the number of our franchises outside the U.S. and Canada, where the growth potential for the RE/MAX brand is substantial, particularly in faster growing international markets. In 2012 and 2013, we expanded into several new markets outside of the U.S. and Canada, including China and Hong Kong in 2012 and South Korea in July 2013.

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We intend to continue to focus on recruitment and retention of agents, as each incremental agent leverages our existing infrastructure allowing us to drive additional revenue at little incremental cost. We intend to focus on recruitment and retention of agents through a range of new and existing programs and tools, including increased marketing and promotional efforts, additional hiring of franchise sales representatives, improved training and development programs for agents, and enhanced benefits to both agents and franchisees from our network infrastructure such as our high-traffic websites and lead referral system.

Reacquire Independent RE/MAX Regional Franchises. We intend to continue to pursue reacquisitions of the regional RE/MAX franchise rights in a number of Independent Regions in the U.S. and Canada. The reacquisition of a regional franchise substantially increases our revenue per agent and provides an opportunity for us to drive enhanced profitability, as we receive a higher amount of revenue per agent in our Company-owned Regions than in our Independent Regions. For example, we can establish operational efficiencies and improvements in financial performance of a reacquired region by leveraging our existing infrastructure and experience.

While both Company-owned Regions and Independent Regions charge relatively similar fees to RE/MAX brokerages and agents, we receive the entire amount of the continuing franchise fee, broker fee and initial franchise and renewal fee in Company-owned Regions, whereas we receive only a portion of these fees in Independent Regions. We generally receive 15%, 20% or 30% of the amount of such fees in Independent Regions, which is a fixed rate in each particular Independent Region established by the terms of the applicable regional franchise agreement. In 2012, the annual revenue per agent in our Company-owned Regions was approximately $2,288, whereas the average annual revenue per agent in Independent Regions was approximately $803. By reacquiring regional franchise rights, we can capture 100% of the fees referred to above and substantially increase the average revenue per agent for agents in the reacquired region, which, as a result of our low fixed-cost structure, further increases our overall margins.

We currently franchise directly in Company-owned Regions representing 46% of our agents in the U.S. and Canada combined, while the remaining 54% of our U.S. and Canada combined agent count operate in 22 Independent Regions. We intend to use a portion of the proceeds of this offering to reacquire regional RE/MAX franchise rights in the Central Atlantic and Southwest regions in the U.S., which had an aggregate of 5,885 agents as of August 31, 2013. These acquisitions will increase our Company-owned Regions to approximately 54% of our U.S. and Canada agent count and 12 out of 32 regions in the U.S. and Canada.

Franchise and Agent Fee Increases. Given the low fixed infrastructure cost of our franchise model, modest increases in aggregate fees per agent have a significant impact on our profitability. We are pursuing opportunities to increase our aggregate fees per agent over time in order to improve our results of operations.

Competition

The real estate brokerage franchise business is highly competitive. We primarily compete against other real estate franchisors seeking to grow their franchise system. Our largest national competitors in the U.S. include Realogy Holdings Corp. (which operates several brands including Century 21 and Coldwell Banker), Berkshire Hathaway Home Services (which acquired Prudential Real Estate and Relocation Services in 2012) and Keller Williams Realty, Inc. In most markets we also compete against regional chains and against independently operating, non-franchise brokerages. In addition, we face competition from internet-based and other brokers offering deeply discounted commissions. We believe that competition in the real estate brokerage franchise business is based principally upon the reputational strength of the brand, the quality of the services offered to franchises, and the amount of franchise-related fees to be paid by franchisees.

The ability of our franchisees to compete with other real estate brokerages—both franchised and unaffiliated real estate brokerages—is an important aspect of our growth strategy. A franchisee’s ability to compete may be affected by a variety of factors, including the quality of the franchisee’s independent agents, the location of the franchisee’s offices and the number of competing offices in the area. A franchisee’s success may also be affected by general, regional and local housing conditions as well as overall economic conditions.

Preferred Marketing and Supplier Arrangements

We have entered into preferred marketing arrangements providing various third parties, including mortgage lenders and other real estate service providers, with the opportunity to market their products and services to our franchisees and agents. Through these arrangements, we receive additional revenue in the form of fees paid for marketing access to our network of franchisees and agents.

In addition, with the collective buying power of company-owned and franchised brokerages, we have established a network of preferred suppliers whose products may be purchased directly by franchisees and agents. These relationships provide group discount prices, marketing materials that have been pre-vetted to comply with RE/MAX brand standards and higher quality materials that may not be cost-effective to procure on an individual office basis.

Marketing and Promotion

We believe that the strength of the RE/MAX brand and our iconic red, white and blue RE/MAX hot air balloon logo help to drive brand awareness. RE/MAX advertising, marketing and promotion campaigns increase the strength of our brand and generate leads for our agents. We believe the widespread recognition of our brand is a key aspect of our value proposition to agents and franchisees.

A variety of programs build our brand, including leading websites such as remax.com, media campaigns using television, print, billboards and signs, flyers, advertising inserts, Internet, email, social media and mobile applications. Event-based marketing programs, sponsorships, sporting activities and other similar functions also promote our brand. These include the RE/MAX World Long Drive Championship (which is currently in its nineteenth season) and our charitable fundraising and sponsorship relationships with Children’s Miracle Network Hospitals and Susan G. Komen for the Cure.

Nearly all of the advertising, marketing and promotion to support the RE/MAX brand is funded by our agents and franchisees. In the U.S. and Canada, there are three primary levels of advertising and promotion of our brand based on the source of funding for the activity: (i) a national advertising fund that spearheads brand efforts on a national level, (ii) regional advertising funds that focus on regional activities, and (iii) local campaigns that are paid for directly by agents and franchisees within their local markets. The national and regional advertising funds are funded by our agents through fees that our brokers collect and pay to the regional advertising funds, which remit a portion to the national advertising fund.

•

National Advertising Fund. The national advertising fund builds and maintains brand awareness through national campaigns that drive real estate consumers to use RE/MAX agents. A council made up of U.S. and Canadian regional franchise owners directs the national advertising fund’s activities. For the national advertising fund’s fiscal year ended January 31, 2013, aggregate U.S. franchisee contributions were $22.5 million.

•

Regional Advertising Funds. Regional advertising funds primarily support advertising campaigns focused on building and maintaining brand awareness at the regional level, in coordination with Company-owned Regions. For the fiscal year ended January 31, 2013, franchisee contributions to the regional advertising funds that promote the RE/MAX brand in Company-owned Regions were $31.2 million. The RE/MAX brand is promoted in Independent Regions by other regional advertising funds.

•	Local Campaigns. Our franchisees and agents engage in extensive promotional efforts within their local markets to attract customers and drive agent and brand awareness within the local market. These programs are subject to brand guidelines and quality standards that we establish for use of the RE/MAX brand, but we allow our franchisees and agents substantial flexibility to create advertising, marketing and promotion programs that are tailored to local market conditions. We believe that the marketing, advertising and promotion expenditures by our agents and franchisees at the local level substantially exceed the amounts allocated to the national and regional advertising funds each year.

Intellectual Property

We protect the RE/MAX brand through a combination of trademarks and copyrights. We have registered “RE/MAX” as a trademark in the U.S., Canada, and over 150 other countries and territories, and have registered various versions of the RE/MAX balloon logo and real estate sign design in numerous countries and territories as well. We also have filed other trademark applications in the U.S. and certain other jurisdictions, and will pursue additional trademark registrations and other intellectual property protection to the extent we believe it would be beneficial and cost effective. We also are the registered holder of a variety of domain names that include “remax” and similar variations.

Employees

As of August 31, 2013, we had approximately 438 employees, including 21 employees located in Western Canada, 315 in our corporate headquarters in Colorado and 102 in our owned brokerage offices throughout the U.S. Other than with respect to our owned brokerage offices, our franchisees are independent businesses and their employees and independent contractor sales associates are therefore not included in our employee count. None of our employees are represented by a union. We believe our relations with our employees are good.

Seasonality

The residential housing market is seasonal with transactional activity in the U.S. and Canada peaking in the second and third quarter of each year. Our results of operations are somewhat affected by these seasonal trends. Our Adjusted EBITDA margins are often lower in the first and fourth quarters due primarily to the impact of lower broker fees and other revenue as a result of lower overall transaction volume, as well as higher selling, operating and administrative expenses in the first quarter for expenses incurred in connection with our annual convention.

Properties

Our corporate headquarters is located in leased offices in Denver, Colorado. The lease consists of approximately 231,000 square feet and expires in April 2028. As of August 31, 2013, our company-owned real estate brokerage business leases approximately 193,420 square feet of office space in the U.S. and Canada under approximately 25 leases. These offices are generally located in shopping centers and small office parks, generally with lease terms of 3 to 10 years. We believe that all of our properties and facilities are well maintained.

Government Regulation

Franchise Regulation. The sale of franchises is regulated by various state laws, as well as by the FTC. The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration or disclosure by franchisors in connection with franchise offers and sales. Several states also have “franchise relationship laws” or “business opportunity laws” that limit the ability of the franchisor to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. The states with relationship or other statutes governing the termination of franchises include Arkansas, California, Connecticut, Delaware, Hawaii, Illinois, Indiana, Iowa, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, Virginia, Washington and Wisconsin. Some franchise relationship statutes require a mandated notice period for termination; some require a notice and cure period; and some require that the franchisor demonstrate good cause for termination. Although we believe that our franchise agreements comply with these statutory requirements, failure to comply with these laws could result in our company incurring civil liability. In addition, while historically our franchising operations have not been materially adversely affected by such regulation, we cannot predict the effect of any future federal or state legislation or regulation.

Real Estate Regulation. The Real Estate Settlement Procedures Act (“RESPA”) and state real estate brokerage laws restrict payments which real estate brokers and other service providers in the real estate industry may receive or pay in connection with the sales of residences and referral of settlement services, such as mortgages, homeowners insurance and title insurance. Such laws may to some extent restrict preferred vendor programs involving our real estate franchise and real estate brokerage businesses. In addition, with respect to our company-owned real estate brokerages, RESPA and similar state laws require timely disclosure of certain relationships or financial interests with providers of real estate settlement services. Our company-owned real estate brokerage business is also subject to numerous federal, state and local laws and regulations that provide standards for and prohibitions on the conduct of real estate brokers and agents.

Legal Proceedings

From time to time we are involved in litigation, claims and other proceedings relating to the conduct of our business. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, franchising arrangements, brokerage disputes, vicarious liability based upon conduct of individuals or entities outside of our control including franchisees and independent agents, and employment law claims. Litigation and other disputes are inherently unpredictable and subject to substantial uncertainties and unfavorable resolutions could occur. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liability and could also materially adversely affect our operations and our reputation.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers, directors and key employees as of the date of this prospectus:

Name	Age	Position
David L. Liniger	67	Chairman of the Board and Co-Founder
Gail A. Liniger	67	Vice Chair of the Board and Co-Founder
Margaret M. Kelly	53	Chief Executive Officer and Director
Vincent J. Tracey	60	President and Director
David M. Metzger	58	Executive Vice President, Chief Operating Officer and Chief Financial Officer
Geoffrey D. Lewis	56	Executive Vice President and Chief Legal and Compliance Officer
Michael P. Ryan	55	Executive Vice President, Global Communications and Branding
Gilbert (Chip) Baird III	41	Director
Scott M. Bell	37	Director
Richard O. Covey	66	Director
Kathleen J. Cunningham	66	Director
Roger J. Dow	66	Director
David L. Ferguson	58	Director
Ronald E. Harrison	77	Director
Daryl L. Jesperson	65	Director
Daniel J. Predovich	66	Director

Executive Officers

David L. Liniger is our Chairman and Co-Founder. He has been a director of RE/MAX Holdings, Inc. since July 2013 and a member of RMCO’s Board of Managers since April 2010. Mr. Liniger was Chairman of RE/MAX, LLC from 1974 to April 2010. He has served in a variety of leadership roles within the RE/MAX organization over the past 40 years. Mr. Liniger is married to Gail Liniger, who serves as our Vice Chair and is a Co-Founder. Mr. Liniger was selected to our board of directors because of his role in founding our company and his intimate knowledge of our company and the real estate industry.

Gail A. Liniger is our Vice Chair and Co-Founder. She has been a director of RE/MAX Holdings, Inc. since July 2013 and a member of RMCO’s Board of Managers since April 2010. Mrs. Liniger is married to David Liniger, who serves as our Chairman and is a Co-Founder. Mrs. Liniger became a Vice President of RE/MAX in 1973, Executive Vice President in 1978 and President in 1979. In 1991, she was named Chief Executive Officer and in 2002 became Vice Chair of the Board of Managers. Mrs. Liniger was selected to our board of directors because of her role in founding our company with Mr. Liniger and her intimate knowledge of our company and the real estate industry.

Margaret M. Kelly has served as our Chief Executive Officer since 2005. In addition, she has been a director of RE/MAX Holdings, Inc. since July 2013 and a member of RMCO’s Board of Managers since April 2010. Prior to being appointed Chief Executive Officer, she served in a variety of leadership roles within the RE/MAX organization since she joined us in 1987, including serving as President from 2002 to 2005. Since January 2010, she has served as a director of the Federal Reserve Board of Kansas City—Denver Branch. She was selected to our board of directors due to her familiarity with our company and in light of her ability to provide valuable insight to our board of directors as to the day-to-day business issues we face in her role as our Chief Executive Officer.

Vincent J. Tracey has served as our President since 2004. In addition, he has been a director of RE/MAX Holdings, Inc. since July 2013 and a member of RMCO’s Board of Managers since April 2010. He has served in a variety of roles in the RE/MAX organization since joining us in 1977 as a Marketing Representative in the Tennessee and Kentucky Region, including Executive Vice President, Corporate Development from 2002 to 2004 and Executive Vice President, Franchising from 2004 to 2005. Mr. Tracey was selected to our Board of Managers because of his particular knowledge of and experience in the real estate industry.

David M. Metzger is our Executive Vice President, Chief Operating Officer and Chief Financial Officer. Mr. Metzger joined RE/MAX in 2007 as our Chief Financial Officer, and was named Chief Operating Officer in 2011. Mr. Metzger has an extensive and varied background as an attorney and a Certified Public Accountant, with more than 25 years of experience in the corporate financial arena. Mr. Metzger has previously worked for a large bank-holding company on the East Coast in the areas of auditing and corporate finance, Piper and Marbury (now known as DLA Piper), and Semmes, Bowen & Semmes, specializing in ERISA and corporate tax matters.

Geoffrey D. Lewis is our Executive Vice President and Chief Legal and Compliance Officer. Mr. Lewis joined RE/MAX in 2004 as Senior Vice President, General Counsel, in 2005 became Senior Vice President, Chief Legal Officer and in 2013 became Executive Vice President, Chief Legal and Compliance Officer. Mr. Lewis was previously with the law firm of Jones Day. Subsequent to that, he was the Vice President and General Counsel of American Health Properties, and Senior Vice President, Corporate Development and General Counsel for Hyster-Yale, Inc.

Michael P. Ryan was appointed Executive Vice President, Global Communications and Branding in April 2011, and is also responsible for overseeing business alliances. Prior to that, he was a Senior Vice President at RE/MAX from February 2008 to April 2011. Mr. Ryan joined RE/MAX in 1994 and since that time, has helped launch RE/MAX University. In addition, he serves on education and finance committees of NAR.

Directors

Gilbert (Chip) Baird III was appointed a director of RE/MAX Holdings, Inc. in July 2013 and has been a member of RMCO’s Board of Managers since April 2010. Mr. Baird has been a Partner at an affiliate of Perella Weinberg Partners LP (“Perella Weinberg”) since February 2012, and prior to that was a Partner at Weston Presidio from December 2006 to October 2011. Prior to that, he was at The Beacon Group and Merrill Lynch. Mr. Baird is currently a director at Trench Plate Rental Co. and B. Lane Inc. He has previously served as a Director on a number of boards, including WP Evenflo Holdings, Inc., Advisors Excel and Summit Energy Services. He was selected to our board of directors because of his vast experience in finance and capital structure.

Scott M. Bell was appointed a director of RE/MAX Holdings, Inc. in July 2013 and has been a member of RMCO’s Board of Managers since October 2011. Mr. Bell has been with Weston Presidio since 2004, most recently as a Partner since 2011. Prior to that, he was an analyst and associate with Goldman, Sachs & Co. He is currently a member of the boards of WP Evenflo Holdings and Lone Mountain Children’s Center. He served as a member of the boards of Micro Power Electronics between March 2006 and December 2011 and Cellu Tissue Holdings between June 2006 and October 2009. He was previously selected to our board of directors because of his extensive experience in finance, evaluating investment opportunities and advising clients in a variety of fiscal matters. In light of the fact that all of Weston Presidio’s preferred units and common units will be redeemed in exchange for cash in connection with this offering, Mr. Bell will be resigning upon the consummation of this offering.

Richard O. Covey was appointed a director of RE/MAX Holdings, Inc. in July 2013 and has been a member of RMCO’s Board of Managers since April 2010. Mr. Covey is a retired U.S. Air Force officer and former NASA astronaut. Between October 2007 and March 2010, he was President and Chief Executive Officer of United Space Alliance, LLC. He has been a Director and member of the Executive Committee of the Astronaut Scholarship Foundation since May 2013. Mr. Covey was selected to our board of directors because of his leadership insight and his experience in management roles.

Kathleen J. Cunningham was appointed a director of RE/MAX Holdings, Inc. in July 2013 and has been a member of RMCO’s Board of Managers since February 2013. Ms. Cunningham has been retired since 2009. From October 2005 to May 2009, she was Chief Financial Officer of Novatix Corporation. She was previously Chief Financial Officer at Webroot Software and U.S. West Information Systems. She has been a board member of Chileno Bay LLC since December 2011 and Q Advisors, LLC since 2003. Previously, she served on the boards of The Assist Group from June 2011 to March 2013 and Novatix Corporation from 2005 to 2009. Ms. Cunningham was selected to our board of directors because of her particular knowledge of and experience in finance, capital structure and board governance practices of other major organizations.

Roger J. Dow was appointed a director of RE/MAX Holdings, Inc. in July 2013 and has been a member of RMCO’s Board of Managers since April 2010. Since January 1, 2005, he has been the President and Chief Executive Officer of the U.S. Travel Association. He previously served in various roles at Marriot International, including as Senior Vice President, Global Sales. Mr. Dow was selected to our board of directors because of his particular knowledge of and experience in strategic planning and leadership of complex organizations.

David L. Ferguson was appointed a director of RE/MAX Holdings, Inc. in July 2013 and has been a member of RMCO’s Board of Managers since April 2010. Mr. Ferguson has been a Partner at an affiliate of Perella Weinberg since February 2012. Between 2003 and October 2011, he was a Partner at Weston Presidio. Prior to that, he was a partner with JPMorgan Partners. Mr. Ferguson is currently a Director at MacDermid Group Inc., Trench Plate Rental and B. Lane Inc. He has previously served as a Director on a number of boards, including at WP Evenflo Holdings, Inc., Robbins Brothers and Cellu Tissue Holdings, Inc. He is also a Certified Public Accountant. He was selected to our board of directors because of his experience serving on the boards of a variety of other companies, and his extensive knowledge and experience in finance.

Ronald E. Harrison was appointed a director of RE/MAX Holdings, Inc. in July 2013 and has been a member of RMCO’s Board of Managers since April 2010. Since 2004, Mr. Harrison has been Chief Executive Officer and Managing Director of Harrison & Associates LLC. Prior to that, he served in various roles over his 40 years with PepsiCo, Inc., including as Senior Vice President, External Relations, and Special Assistant to the Chairman until April 2004. Mr. Harrison is currently the Chair Emeritus of the Diversity Institute of the International Franchise Association’s Education Foundation, he served as the International Franchise Association’s Chairman in 1999. He was selected to our board of directors because of his vast experience in leadership roles of complex organizations and knowledge in strategic planning.

Daryl L. Jesperson was appointed a director of RE/MAX Holdings, Inc. in July 2013 and has been a member of RMCO’s Board of Managers since April 2010. Mr. Jesperson was a director of RE/MAX, LLC from 1981 to April 2010. Mr. Jesperson has served in a number of roles within the RE/MAX organization and related entities since joining RE/MAX in 1975, including various leadership roles at RE/MAX, LLC, most recently as Chief Executive Officer between 2002 and 2005. He has been retired since 2005. He was selected to our board of directors because of his familiarity with our company, and his knowledge of and vast experience in the real estate industry.

Daniel J. Predovich was appointed a director of RE/MAX Holdings, Inc. in July 2013 and has been a member of RMCO’s Board of Managers since April 2010. Mr. Predovich is a Certified Public Accountant, a Certified Fraud Examiner, Certified in Financial Forensics and a Certified Information Technology Professional. Since 1986, he has been the President of Predovich & Company. He previously served as president and as a member of the Board of Governors, Colorado chapter of the Association of Certified Fraud Examiners. He was selected to our board of directors because of his extensive experience and knowledge in accounting and financial matters.

Corporate Governance

Composition of Board of Directors

Our board of directors currently consists of thirteen members. Messrs. Ferguson and Bell were elected to our board of directors pursuant to the current RMCO, LLC agreement described in “Organizational Structure and

Reorganization—RMCO Operating Agreement—Agreement in Effect Before the Completion of the Offering.” Following the Reorganization Transactions Mr. Bell will no longer be a member of our board of directors.

In accordance with our amended and restated certificate of incorporation and bylaws to become effective immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Chip Baird, Roger Dow, Ronald Harrison and Vincent Tracey and their terms will expire at the annual general meeting of stockholders to be held in 2014;

•	The Class II directors will be Kathleen Cunningham, David Ferguson, Margaret Kelly and Gail Liniger and their terms will expire at the annual general meeting of stockholders to be held in 2015; and

•

The Class III directors will be Richard Covey, David Liniger, Ronald Harrison, Daryl Jesperson and Daniel Predovich and their terms will expire at the annual general meeting of stockholders to be held in 2016.

Upon completion of this offering, our existing owners will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under the corporate governance standards of the NYSE. As a controlled company, exemptions under the standards will mean that we are not required to comply with certain corporate governance requirements, including the requirements that:

•	a majority of our board of directors consists of “independent directors,” as defined under the rules of the NYSE;

•	we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame.

Director Independence

Prior to the completion of this offering, our board of directors will undertake a review of its composition, the composition of its committees and the independence of each director and consider whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Our board of directors will also review whether the directors that will comprise our audit committee at the time of the completion of this offering satisfy the independence standards for those committees established by the applicable SEC rules and NYSE rules. In making this determination, our board of directors will consider the relationships that each of these non-employee directors has with our company and all other facts and circumstances our board of directors deems relevant in determining their independence, including the beneficial ownership of our capital stock held by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, which have the composition and responsibilities described below.

Audit Committee

The audit committee will be responsible for, among other matters: (i) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (ii) discussing with our independent registered public accounting firm the independence of its members from its management; (iii) reviewing with our independent registered public accounting firm the scope and results of their audit; (iv) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (v) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (vi) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (vii) establishing procedures for the confidential and/or anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (viii) reviewing and approving related-person transactions.

Upon completion of this offering, our audit committee will consist of Kathleen Cunningham, Roger Dow, Ronald Harrison and Daniel Predovich. Rule 10A-3 of the Exchange Act and NYSE rules require us to have one independent audit committee member upon the listing of our Class A common stock, a majority of independent directors within 90 days of the date of this prospectus and all independent audit committee members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Kathleen Cunningham, Roger Dow, Ronald Harrison and Daniel Predovich meet the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 and NYSE rules. In addition, our board of directors has determined that Kathleen Cunningham will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a new written charter for the audit committee, which will be available on our investor relations website, accessible through our principal corporate website at www.remax.com prior to the completion of this offering.

Compensation Committee

The compensation committee will be responsible for, among other matters: (i) reviewing key employee compensation goals, policies, plans and programs; (ii) reviewing and approving the compensation of our directors and executive officers; (iii) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) appointing and overseeing any compensation consultants.

Upon completion of this offering, our compensation committee will consist of Chip Baird, Richard Covey, David Ferguson, Ronald Harrison, David Liniger and Gail Liniger. As a controlled company, we will rely upon the exemption from the requirement that we have a separate compensation committee composed entirely of independent directors. Our board of directors will adopt a new written charter for the compensation committee, which will be available on our investor relations website, accessible through our principal corporate website at www.remax.com prior to the completion of this offering.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for, among other matters: (i) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (ii) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; and (iii) developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Upon completion of this offering, our nominating and corporate governance committee will consist of Kathleen Cunningham, Daryl Jesperson, Margaret Kelly and Vincent Tracey. As a controlled company, we will rely upon the exemption from the requirement that we have a separate nominating and corporate governance committee composed entirely of independent directors. Our board of directors will adopt a new written charter for the nominating and corporate governance committee, which will be available on our investor relations website, accessible through our principal corporate website at www.remax.com prior to the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors.

Director Compensation

The following table presents information regarding compensation paid to RMCO’s Board of Managers in the year ended December 31, 2012:

Name	Fees earned or paid in cash ($)
Gilbert (Chip) Baird III	60,000
Scott M. Bell(1)	—
Richard O. Covey	60,000
Kathleen J. Cunningham(2)	—
Roger J. Dow	60,000
David L. Ferguson	60,000
Ronald E. Harrison	60,000
Daryl L. Jesperson.	60,000
Margaret M. Kelly	—
David L. Liniger	—
Gail A. Liniger	—
Daniel J. Predovich	60,000
Vincent J. Tracey	—

(1)	Mr. Bell did not receive compensation in the year ended December 31, 2012 pursuant to the terms of the current RMCO, LLC agreement described in “Organizational Structure and Reorganization—RMCO Operating Agreement—Agreement in Effect Before the Completion of the Offering.”
(2)	Ms. Cunningham did not receive compensation in the year ended December 31, 2012 because she joined RMCO’s Board of Managers in 2013.

Messrs. Liniger and Tracey and Ms. Kelly receive compensation for their services as executive officers, as reported in “Executive Compensation—Summary Compensation Table.” Additionally, Mrs. Liniger receives compensation as an employee. None of them receive additional compensation for services provided as members of RMCO’s Board of Managers.

Additionally, in connection with the completion of this offering, we intend to grant (i) restricted stock units with respect to 2,500 shares of our Class A common stock to each of our non-management directors under our 2013 Stock Incentive Plan that vest in full on December 1, 2014, (ii) restricted stock units with respect to 50,000 and 12,500 shares of our Class A common stock to Ms. Kelly and Mr. Tracey, respectively, that vest over a three-year period ending December 1, 2016, and (iii) vested restricted stock units with respect to 15,000 and 5,000 shares of our Class A common stock to Ms. Kelly and Mr. Tracey, respectively, for their services as executive officers, in each case under our 2013 Stock Incentive Plan. See “Executive Compensation—Equity Grants in Conjunction with this Offering.” The foregoing numbers of shares subject to restricted stock units assumes the initial public offering price is $20.00 per share, which is the midpoint of the price range listed on the cover of this prospectus.

All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of our board of directors.

Code of Business Conduct and Code of Ethics

We have adopted a code of business conduct applicable to all employees and a code of ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of each code will be available on our investor relations website, accessible through our principal corporate website at www.remax.com prior to completion of this offering. We expect that any amendments to either code, or any waivers of their requirements, that apply to our directors or executive officers will be disclosed to the extent required by applicable law or NYSE listing requirements.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents information regarding compensation earned by or awards to our named executive officers during fiscal year 2012.

Name and Principal Position	Fiscal Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
David Liniger Chairman and Co-Founder	2012	$2,100,000	—	—	—	$2,100,000
Margaret M. Kelly Chief Executive Officer and Director	2012	$732,313	$1,193,430	$421,460	$5,625	$2,352,828
David M. Metzger Executive Vice President, Chief Operating Officer and Chief Financial Officer	2012	$540,894	$596,715	$335,944	$5,625	$1,479,178
Vincent J. Tracey President	2012	$489,250	—	$67,680	$5,625	$562,555

(1)	Reflects the aggregate grant date fair value of the grants of options on November 15, 2012 to purchase RMCO Class B units, at an exercise price of $90.08, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC 718”). See Note 11 to our audited consolidated financial statements.
(2)	Reflect the cash awards that our named executive officers received under our 2012 RE/MAX Performance Incentive Plan (the “2012 Bonus Plan”) for fiscal 2012 performance. The 2012 Bonus Plan was a cash based-incentive compensation program designed to motivate and reward annual performance for eligible employees, including our named executive officers. Under the 2012 Bonus Plan, the threshold, target and stretch levels for each eligible employee’s bonus opportunity are based upon the achievement of specified company results with respect to corporate EBITDA, as defined in the 2012 Bonus Plan. Once company-wide EBITDA targets are met, each eligible employee, including our named executive officers, has individualized strategic objectives and the payment and amount of any bonus is dependent upon whether such employee achieves these strategic objectives. The 2012 Bonus Plan includes various incentive levels based on the participant’s position.
(3)	Reflects matching contributions made under our 401(k) plan.

Outstanding Equity Awards at the End of Fiscal Year 2012

The following table provides information regarding unexercised stock options held by each of the named executive officers as of the end of fiscal year 2012.

	Option awards(1)
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable(2)	Option exercise price ($)	Option expiration date(3)
David Liniger	—	—	—	—
Margaret M. Kelly	10,500	10,500	90.08	11/15/2022
David M. Metzger	5,250	5,250	90.08	11/15/2022
Vincent Tracey	—	—	—	—

(1)	Reflects options held by our named executive officers to purchase RMCO Class B units, which will be substituted with options granted under the 2013 Stock Incentive Plan. See “—Employee Benefit and Stock Plans—2013 Stock Incentive Plan—Substitution of RMCO Unit Options.”

(2)	These options fully vested on June 15, 2013.
(3)	Options expire upon the earlier of 90 days after the termination of the named executive officer or November 15, 2022.

Option Exercises and Stock Vested

No options were exercised by named executive officers in fiscal year 2012.

Equity Grants in Conjunction with this Offering

In connection with the completion of this offering, any outstanding options under the 2011 Unit Option Plan will be equitably adjusted and substituted with options granted under the 2013 Stock Incentive Plan. See “—Employee Benefit and Stock Plans—2013 Stock Incentive Plan—Substitution of RMCO Unit Options” for additional information. In addition, under our 2013 Stock Incentive Plan, we expect to grant vested restricted stock units with respect to 118,750 shares of our Class A common stock (assuming the initial public offering price is $20.00 per share, which is the midpoint of the price range listed on the cover of this prospectus) and unvested restricted stock units relating to 147,250 shares of our Class A common stock (assuming the initial public offering price is $20.00 per share, which is the midpoint of the price range listed on the cover of this prospectus) to our employees, including our named executive officers, and directors in connection with the completion of this offering, which we refer to as the “IPO awards.”

We expect to grant our named executive officers the following awards in connection with the completion of this offering (assuming the initial public offering price is $20.00 per share, which is the midpoint of the price range listed on the cover of this prospectus):

Name	Vested Restricted Stock Units	Unvested Restricted Stock Units(1)
David Liniger	—	—
Margaret M. Kelly	15,000	50,000
David M. Metzger	15,000	12,500
Vincent Tracey	5,000	12,500

(1)	One third of the shares subject to restricted stock units vest on each of December 1, 2014, December 1, 2015 and December 1, 2016.

Employment Agreements

We have entered into employment agreements with two of our named executive officers, each as described below.

Margaret M. Kelly

We entered into an employment agreement with Ms. Kelly on March 1, 2010. Ms. Kelly’s employment agreement provides for an initial term through March 1, 2013, but is automatically renewed for one year periods on each annual anniversary date of the agreement. Pursuant to her employment agreement, Ms. Kelly is entitled to an annual base salary of $669,500 (which was increased to $770,000 on May 16, 2012), which is reviewed annually, and is eligible to receive an annual performance-based bonus. Additionally, the agreement provides that Ms. Kelly is eligible for tax adjustment “gross-up” payments in the event that Ms. Kelly becomes entitled to any amount that is determined to be subject to a tax penalty.

If Ms. Kelly’s employment is terminated (i) by us other than for cause, death or disability (each as defined in the agreement), or (ii) by Ms. Kelly for good reason (as defined in the agreement), she is entitled to severance benefits consisting of (a) all payments and benefits which have been earned but not yet provided, (b) payments equal to 24 months of base salary paid on our regular payroll schedule, (c) any declared bonus payment that has not yet been paid to be provided in a lump sum within 30 days of termination, and (d) continued standard employee benefits for 24 months, including but not limited to, life insurance, medical insurance and dental insurance.

Additionally, Ms. Kelly is entitled to a stay-on bonus in the event that she remains actively employed by us for a 12-month period immediately following the date of a change in control (as defined in the agreement). The stay-on bonus is to be determined in the successor’s discretion, but in no event will it be less than six months’ base salary as of the day before the change in control.

Ms. Kelly agreed that during her employment with us and the 12 months following the termination of her employment, she will not, directly or indirectly, on her own behalf or on behalf of others, solicit or recruit, or attempt to solicit or recruit, any person employed by us to end their employment, or to provide services to Ms. Kelly or to any other business that directly competes with us in the areas of franchising real estate brokerages, real estate brokerage, insurance brokerage or any other defined business in which we are engaged. Additionally, during this period, she has agreed not to directly or indirectly solicit any of our clients that she has had direct or indirect contact with or any of our franchisees to cease doing business with us or to otherwise do business with her or any directly competing entity.

Ms. Kelly has also agreed not to (a) accept employment or perform services on behalf of herself or any individual or entity that directly competes with us for a period of three months after termination, or (b) accept employment as a senior executive officer or perform services that are similar to the services she performed for us on behalf of herself or any individual or entity that directly competes with us for a period of 12 months after termination. Except if we terminate Ms. Kelly for cause (as defined in the agreement), these restrictions are only enforceable to the extent we tender to Ms. Kelly payment at a rate equal to Ms. Kelly’s final base salary. Payment of the severance benefits described above would discharge this payment obligation. If severance benefits are not required to be paid, then we can tender this supplemental consideration at any point in the 12-month period immediately following termination.

David M. Metzger

We entered into an employment agreement with Mr. Metzger on March 1, 2010. Mr. Metzger’s employment agreement provides for an initial term through March 1, 2013, but is automatically renewed for one year periods on each annual anniversary date of the agreement. Pursuant to his employment agreement, Mr. Metzger is entitled to an annual base salary of $484,100 (which was increased to $575,000 on May 16, 2012), which is reviewed annually, and is eligible to receive an annual performance-based bonus. Additionally, the agreement provides that Mr. Metzger is eligible for tax adjustment “gross-up” payments in the event that Mr. Metzger becomes entitled to any amount that is determined to be subject to a tax penalty.

If Mr. Metzger’s employment is terminated (i) by us other than for cause, death or disability (each as defined in the agreement), or (ii) by Mr. Metzger for good reason (as defined in the agreement), he is entitled to severance benefits consisting of (a) all payments and benefits which have been earned but not yet provided, (b) payments equal to 24 months of base salary paid on our regular payroll schedule, (c) any declared bonus payment that has not yet been paid to be provided in a lump sum within 30 days of termination, and (d) continued standard employee benefits for 24 months, including but not limited to, life insurance, medical insurance and dental insurance.

Additionally, Mr. Metzger is entitled to a stay-on bonus in the event that he remains actively employed by us for a 12-month period immediately following the date of a change in control (as defined in the agreement). The additional bonus is to be determined in the successor’s discretion, but in no event will it be less than six months’ base salary as of the day before the change in control.

Mr. Metzger agreed that during his employment with us and the 12 months following the termination of his employment, he will not, directly or indirectly, on his own behalf or on behalf of others, solicit or recruit, or attempt to solicit or recruit, any person employed by us to end their employment, or to provide services to Mr. Metzger or to any other business that directly competes with us in the areas of franchising real estate brokerages, real estate brokerage, insurance brokerage or any other defined business in which we are engaged. Additionally, during this period, he has agreed not to directly or indirectly solicit any of our clients that he has had direct or indirect contact with or any of our franchisees to cease doing business with us or to otherwise do business with him or any competing entity.

Mr. Metzger has also agreed not to (a) accept employment or perform services on behalf of himself or any individual or entity that directly competes with us for a period of three months after termination, or (b) accept employment as a senior executive officer or perform services that are similar to the services he performed for us on behalf of himself or any individual or entity that directly competes with us for a period of 12 months after termination. Except if we terminate Mr. Metzger for cause (as defined in the agreement), these restrictions are only enforceable to the extent we tender to Mr. Metzger payment at a rate equal to Mr. Metzger’s final base salary. Payment of the severance benefits described above would discharge this payment obligation. If severance benefits are not required to be paid, then we can tender this supplemental consideration at any point in the 12-month period immediately following termination.

In connection with this offering, we expect to award Mr. Metzger a cash bonus of $100,000 as compensation for the successful completion of this offering.

Compensation Risk Management

We have considered the risk associated with our compensation policies and practices for all employees, and we believe we have designed our compensation policies and practices in a manner that does not create incentives that could lead to excessive risk taking that would have a material adverse effect on our company.

Employee Benefit and Stock Plans

2011 Unit Option Plan

Historically, we have granted options to our employees to acquire Class B common units of RMCO under the 2011 Unit Option Plan. We have made two grants under this plan, both on November 15, 2012. In connection with the completion of this offering, any outstanding options will be equitably adjusted and substituted with options to acquire shares of our Class A common stock granted under the 2013 Stock Incentive Plan. Following the completion of this offering and the substitution of the RMCO unit options, no further awards will be granted under the 2011 Unit Option Plan and the plan will be terminated. The following is a description of the material terms of the 2011 Unit Option Plan and the RMCO Class B common unit options that will be equitably adjusted and substituted in the offering.

The 2011 Unit Option Plan was administered by RMCO’s Board of Managers. The objectives of the plan included attracting, motivating and retaining key personnel and promoting our success by linking the interests of our officers, employees, directors and consultants or other service providers of RMCO or its subsidiaries with our success.

Units Subject to Plan

Prior to this offering, there were 52,500 Class B common units authorized for issuance under the 2011 Unit Option Plan. Options covering 31,500 Class B common units were granted under the plan. These options will be replaced by substitution of options to acquire shares of our Class A common stock under our 2013 Stock Incentive Plan.

Term of Options

The term of each option is 10 years from the date of the grant of the option.

Vesting

The vesting schedule is set forth in each option agreement. Options granted on November 15, 2012 vested 50% on the grant date and 50% on June 15, 2013.

Adjustments

The 2011 Unit Option Plan provides for adjustments to the number of units for which grants may be made under the plan, to the number of units covered by an option and to the option exercise price in the event of a reorganization, recapitalization, merger and other changes in RMCO Class B common units.

Amendment and Termination

The board may amend, suspend or terminate the plan, subject to approval by Weston Presidio and a majority of the holders of Class B common units under certain circumstances. No grants may be made after the plan is terminated. The board has the authority to amend outstanding grants, if necessary, to avoid any additional tax under Code section 409A that may otherwise be imposed on a grantee.

2013 Stock Incentive Plan

Prior to the completion of this offering, our board of directors will adopt the RE/MAX Holdings, Inc. 2013 Stock Incentive Plan, which we refer to as the 2013 Stock Incentive Plan. The 2013 Stock Incentive Plan will become effective on the date of the completion of this offering. The 2013 Stock Incentive Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary employees, and for the grant shares of our Class A common stock, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, cash-based awards (including annual cash incentives and long-term cash incentives) and any combination thereof to our employees, directors and consultants and to employees, directors and consultants of any affiliated entity, including RMCO.

Share Reserve

In connection with this offering, we will reserve for issuance under the 2013 Stock Incentive Plan shares of our Class A common stock equal to 5% of our fully diluted capitalization after this offering. We will also reserve 787,500 shares of our Class A common stock for issuance under the 2013 Stock Incentive Plan upon the exercise of vested stock options that we will grant in substitution of options that were granted by RMCO. These 787,500 shares will only be available for issuance pursuant to these substitute options. The total number of shares of Class A common stock to be available for grant under the 2013 Stock Incentive Plan, after giving effect to the expected grants in connection with this offering and assuming an initial public offering price of $20 per share, the midpoint of the price range set forth on the cover of this prospectus will be 1,334,728 shares. In addition, the 2013 Stock Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first business day of each fiscal year, beginning with our fiscal year following the year of this offering, equal to one percent of the number of shares of our common stock outstanding on the last day of our immediately preceding fiscal year, on a fully diluted basis; or a lower number of shares determined by the plan’s administrators.

Administration

Our board of directors or a committee of our board of directors will administer the 2013 Stock Incentive Plan and is referred to as the “administrator.” In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, to the extent required to so qualify, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine and interpret the terms and conditions of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each such award, the vesting schedule and exercisability of the awards, the restrictions on transferability of awards and the form of consideration payable upon exercise. The administrator also has the authority to reduce the exercise prices of outstanding stock options and the base appreciation amount of any stock appreciation right if the exercise price or base appreciation amount exceeds the fair market value of the underlying shares, and to cancel such options and stock appreciation rights in exchange for new awards, in each case without stockholder approval.

Stock Options

The 2013 Stock Incentive Plan allows for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and employees of any parent or subsidiary of ours. Non-qualified stock options may be granted to our employees and directors and those of any affiliate of ours, including RMCO. The exercise price of all options granted under the 2013 Stock Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term must not exceed five years, and the exercise price must equal at least 110% of the fair market value on the grant date. Not more than 1,500,000 shares may be issued pursuant to incentive stock options under the 2013 Stock Incentive Plan.

After the continuous service of an employee or director terminates, he or she may exercise his or her option, to the extent vested, for the period of time specified in the option agreement. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights

The 2013 Stock Incentive Plan allows for the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date. The administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the base appreciation amount used to determine the cash or shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. After the continuous service of an employee or director terminates, he or she may exercise his or her stock appreciation right, to the extent vested, only to the extent provided in the stock appreciation right agreement.

Restricted Stock Awards

The 2013 Stock Incentive Plan allows for the grant of restricted stock. Restricted stock awards are shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee or director. The administrator may impose whatever conditions on vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

The 2013 Stock Incentive Plan allows for the grant of restricted stock units. Restricted stock units are awards that will result in payment to a recipient at the end of a specified period only if the vesting criteria established by the administrator are achieved or the award otherwise vests. The administrator may impose whatever conditions to vesting, or restrictions and conditions to payment that it determines to be appropriate. The administrator may set restrictions based on the achievement of specific performance goals or on the continuation of service or employment. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash, with shares of our common stock or other securities, or a combination thereof.

Other Awards

The 2013 Stock Incentive Plan also allows for the grant of shares of our Class A common stock that may or may not be subject to restrictions and cash incentive awards based on terms determined in the discretion of the 2013 Stock Incentive Plan administrator. We anticipate granting our annual cash incentive awards to our executive officers under the 2013 Stock Incentive Plan. Prior to the first shareholder meeting at which directors are to be elected to our board of directors that occurs after the close of the third calendar year following the calendar year in which this offering occurs, the maximum aggregate amount of cash that may be issued pursuant to awards under the plan, including annual cash incentive awards, to employees who would otherwise be covered by Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) is $40,000,000. Section 162(m) generally applies to a public company’s chief executive officer and its three other most highly compensated executive officers, other than its chief financial officer.

Terms of Awards and Performance Goals

The 2013 Stock Incentive Plan administrator determines the provisions, terms, and conditions of each award including vesting schedules, forfeiture provisions, form of payment (cash, shares, or other consideration) upon settlement of the award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the administrator for any awards intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, will be one of, or combination of, the following: net earnings or net income (before or after taxes); agent count; franchise sales; earnings per share; revenue or sales (including net sales or revenue growth); net operating profit; return measures (including return on assets, net assets, capital, invested capital, equity, sales, or revenue); cash flow (including operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment); earnings before or after taxes, interest, depreciation, and/or amortization; gross or operating margins; productivity ratios; share price (including growth measures and total stockholder return); expense targets; margins; operating efficiency; market share; working capital targets and change in working capital; economic value added (net operating profit after tax minus the sum of capital multiplied by the cost of capital); or net operating income. The performance criteria established by the administrator for any awards not intended to be performance-based compensation may be based on any one of, or combination of, the foregoing or any other performance criteria established by the administrator. The performance criteria may be applicable to RE/MAX Holdings, Inc., affiliates and/or any individual business units of RE/MAX Holdings, Inc. or any affiliate and may be measured annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the administrator.

Transferability of Awards

The 2013 Stock Incentive Plan allows for the transfer of awards under the 2013 Stock Incentive Plan only (i) by will, (ii) by the laws of descent and distribution and (iii) for awards other than incentive stock options, to the extent authorized by the administrator. Only the recipient of an incentive stock option may exercise such award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent enlargement of the benefits or potential benefits available under the 2013 Stock Incentive Plan, the administrator will make adjustments to one or more of the number of shares that are covered by outstanding awards, the exercise or purchase price of outstanding awards, the numerical share limits contained in the 2013 Stock Incentive Plan, and any other terms that the administrator determines require adjustment. In the event of our complete liquidation or dissolution, all outstanding awards will terminate immediately upon the consummation of such transaction.

Corporate Transactions and Changes in Control

The 2013 Stock Incentive Plan provides that in the event of certain corporate transactions, as such terms are defined in the 2013 Stock Incentive Plan, the portion of each outstanding award that is neither continued by us or assumed by the successor entity or its parent will automatically terminate. In connection with a corporate transaction, the administrator has the authority to provide for the full or partial automatic vesting and exercisability of one or more outstanding unvested awards under the 2013 Stock Incentive Plan and the release from restrictions on transfer or forfeiture rights of such awards on such terms and conditions as the administrator may specify. In addition, any incentive stock option, as defined in the 2013 Stock Incentive Plan, accelerated in connection with a corporate transaction or change in control, will remain exercisable as an incentive stock option to the extent the dollar limitation under the Code is not exceeded, with any excess becoming a nonqualified stock option.

Plan Amendments and Termination

The 2013 Stock Incentive Plan will automatically terminate ten years following the date it becomes effective, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2013 Stock Incentive Plan provided such action does not impair the rights under any outstanding award.

RMCO Unit Options

In connection with the completion of this offering, options previously granted by RMCO to its employees under the 2011 Unit Option Plan that remain outstanding as of the date of the completion of the offering will be replaced with options granted under the 2013 Stock Incentive Plan.

Substitution of RMCO Unit Options

RMCO has issued to its employees options to purchase units of RMCO. In connection with the completion of this offering, we will issue stock options to holders of outstanding unit options in substitution of the RMCO unit options under the following terms and conditions:

•	the individual’s rights with respect to the RMCO unit option will be cancelled;

•

the total spread (the excess of the aggregate fair market value of the stock subject to the option over the aggregate option exercise price) of the option after substitution cannot exceed the total spread of the option that existed immediately prior to the substitution;

•

on a share by share comparison, the ratio of the option exercise price to the fair market value of the shares subject to the option immediately after the substitution cannot be greater than the ratio of the option exercise price to the fair market value of the units subject to the option that existed immediately prior to the substitution;

•	the substituted option must contain all of the terms of the unit option, except to the extent such terms are rendered inoperative by the corporate transaction; and

•	the substituted option must not provide the option holder with additional benefits that the option holder did not have under the unit option.

We will provide an option substitution agreement to each RMCO unit option holder that sets forth the terms and conditions related to the substitution of the option.

401(k) Plan

RE/MAX, LLC maintains a tax-qualified 401(k) retirement savings plan for participants who satisfy certain eligibility requirements, including requirements relating to age and length of service. The 401(k) plan participants, including certain of our named executive officers, may elect to defer up to 60% of their eligible regular compensation and 100% of bonuses, subject to applicable annual limits set pursuant to the Code. RE/MAX, LLC may make discretionary matching and profit sharing contributions on behalf of plan participants. Plan participants may elect to invest their contributions in various established funds. All amounts contributed to the plan and earnings on these contributions are fully vested at all times.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below the transactions and series of similar transactions, since December 31, 2009, to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, holders of more than 5% of our capital stock (which we refer to as 5% stockholders) or any member of their immediate family had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the section titled “Executive Compensation.”

Reorganization Transactions

In connection with the Reorganization Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Reorganization Transactions, including entering into tax receivable agreements. These transactions are described in “Organizational Structure and Reorganization.”

Transactions with Our Existing Owners

On April 16, 2010, RMCO issued 112,500 Class A preferred units to Weston Presidio for an aggregate purchase price of $30.0 million. Additionally, RIHI sold 37,500 Class A preferred units to Weston Presidio for an aggregate purchase price of $10.0 million. In connection with this transaction, Weston Presidio and RIHI, as members of RMCO, entered into the current RMCO, LLC agreement, pursuant to which Weston Presidio is entitled to nominate two managers to RMCO’s Board of Managers. Additionally, Weston Presidio’s consent is required, among other things, to amend the current RMCO, LLC agreement, issue equity or debt (with certain exceptions which include issuances under an approved option plan), modify an option plan, make distributions, amend the senior secured credit facility and for company reorganizations. Weston Presidio has preemptive rights upon transfers of membership interests with certain exceptions. The current RMCO, LLC agreement also provides for payments to Weston Presidio and RIHI upon the occurrence of a change of control transaction.

In connection with the completion of this offering, and as part of the Reorganization Transactions, RMCO will use a portion of the net proceeds that it will receive from RE/MAX Holdings, Inc. to first redeem the preferred membership interest in RMCO held by Weston Presidio and to satisfy a liquidation preference of approximately $49.8 million associated with those units. Following RMCO’s redemption of all of the outstanding preferred membership units in RMCO held by Weston Presidio, RMCO will use approximately $99.9 million of the proceeds that it will receive from RE/MAX Holdings, Inc. to redeem common units of RMCO held by our existing owners, RIHI and Weston Presidio. See “Organizational Structure and Reorganization.” In April 2010, Weston Presidio paid $40.0 million for its Class A preferred units.

Managed Regions

We currently manage two franchisees, Tails and HBN. David Liniger, our Chairman and Co-Founder, Gail Liniger, our Vice Chair and Co-Founder, and Daryl Jesperson, a member of our board of directors, beneficially own more than 10% of the voting securities of Tails and HBN.

Our regional franchise agreement with Tails covers Virginia, West Virginia, Maryland and the District of Columbia, and our regional franchise agreement with HBN covers Arizona, Nevada and New Mexico. Under these regional agreements, Tails and HBN each pay monthly franchise fees to us in amounts equal to 30% of continuing franchise fees, broker fees, franchise sales and other revenue from brokerage offices the respective region receives or $30 per agent, whichever is greater. Additionally, we have a management agreement with both Tails and HBN under which we undertake to operate and develop the franchise network in the region in exchange for reimbursement of all direct costs and allocated overhead expenses that we incur under the agreement. During the years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2013, we received, approximately $1.3 million, $1.2 million, $1.1 million and $0.6 million, respectively, in revenue from HBN, and $2.2 million, $2.1 million, $2.2 million and $1.1 million, respectively, in revenue from Tails, each as related to franchise fees under the regional agreements.

Additionally, our owned real estate brokerage operations in the Washington, DC area pay to Tails continuing franchise fees, broker fees and franchise fees on initial sales and renewals of franchisees (as do all other RE/MAX franchisees covered by the Tails regional franchise). During the years ended December 31, 2010, 2011, and 2012 and the six months ended June 30, 2013, the real estate brokerage operations expensed approximately $0.4 million, $0.2 million, $0.3 million and $0.2 million, respectively, in fees to Tails. Our owned real estate brokerage operations in the Washington DC area also record a payable to Tails and its affiliated regional ad fund, which, as of December 31, 2010, 2011 and 2012 and June 30, 2013, was $1.2 million, $1.8 million, $2.3 million and $2.4 million, respectively.

Furthermore, in July 2012, we entered into a guarantee of performance by Tails of all of the obligations under the franchise registration in the Commonwealth of Virginia, and all of the preopening obligations under the franchise agreements executed between July 23, 2012 and such time that this guarantee is no longer required by the Commonwealth of Virginia. As of the date of this prospectus, we have not incurred any payments under this guarantee.

Managed Region Acquisitions

On August 9, 2013, we entered into agreements to reacquire regional RE/MAX franchise rights in two regions in the U.S. which we refer to as the Southwest Region (consisting of the States of Arizona, New Mexico and Nevada) and the Central Atlantic Region (consisting of the States of Maryland, West Virginia and Virginia and the District of Columbia). Pursuant to these agreements, we intend to acquire the business assets of Tails in the Central Atlantic Region for aggregate consideration of approximately $20.2 million and the business assets of HBN in the Southwest Region for aggregate consideration of approximately $7.1 million. These acquisitions, which are subject to various closing conditions, are expected to close substantially concurrently with this offering.

We intend to use approximately $27.3 million of the proceeds of the offering to fund the aggregate consideration that will be required to acquire the business assets of HBN and Tails. Following our acquisition of the business assets of HBN and Tails, we will contribute such assets to RMCO in exchange for a number of newly issued common units of RMCO worth approximately $27.3 million, at a price per common unit equal to the public offering price per share of our Class A common stock, less underwriting discounts.

Certain of our directors and executive officers and their family members, including David Liniger, Gail Liniger, Margaret Kelly, Vincent Tracey and Daryl Jesperson, own shares of HBN and Tails. In connection with these acquisitions, David and Gail Liniger together will receive approximately $8.9 million in aggregate acquisition proceeds and Margaret Kelly, Vincent Tracey and Daryl Jesperson will receive approximately $0.5 million, $0.6 million and $5.3 million, respectively, in aggregate acquisition proceeds from these transactions.

Mountain States Region Acquisition

Effective December 31, 2011, we acquired the assets of RE/MAX of Colorado, Inc. for consideration paid of $15.9 million, including the regional franchise rights permitting the sale of RE/MAX franchises in the states of Colorado, Utah, Wyoming, North Dakota, and South Dakota. Mr. and Mrs. Liniger were the sole stockholders of RE/MAX of Colorado, Inc. As a result, in connection with the acquisition, Mr. and Mrs. Liniger received $12.9 million and $3.0 million, respectively, from the sale.

Sale and Leaseback Transaction

BMFB Partners, LLC (“BMFB”) previously owned our corporate headquarters building. Mr. and Mrs. Liniger were the sole members of BMFB. We leased our office space from BMFB pursuant to a master lease until April 2010. In April 2010, BMFB sold our corporate headquarters building and related land to an unrelated third party for $75.0 million and terminated the master lease with us. BMFB used the proceeds from the sale to repay, in full, the debt it incurred for the construction of the corporate headquarters building. Subsequently, we entered into a new lease with the third party purchaser with no lapse in occupancy. BMFB was considered a variable interest entity and as such, was consolidated into our financial statements. For the year ended December 31, 2010, we paid approximately $2.7 million in lease payments to BMFB under the terms of the master lease.

Sanctuary Golf Course

Sanctuary is a company owned by Mr. and Mrs. Liniger that owns and manages Sanctuary, a private golf course located near Denver, Colorado. We pay Sanctuary for certain activities, including: (i) participation as the presenting sponsor for approximately 25 charity golf tournaments per year; (ii) golfing by our employees, officers, directors, brokers/agents and vendors, such as RE/MAX business related golfing events, employee golf days for our employees, and gift certificates provided to certain officers; and (iii) corporate meetings or events. During the years ended December 31, 2010, 2011 and 2012, we paid $0.9 million, $1.0 million and $0.7 million, respectively, to Sanctuary for such activities, including sponsorship fees of $0.4 million, $0.4 million and $0.3 million, respectively. During the six-month period ended June 30, 2013, the majority stockholders of RIHI who own Sanctuary allowed the Company to use the golf course for business purposes at no charge.

Financial Advisor

We have engaged Perella Weinberg, a FINRA member, to serve as our financial advisor in connection with this offering. We expect to pay Perella Weinberg aggregate fees in connection with this service of approximately $900,000, consisting of retainer fees of $25,000 per month (or approximately $200,000 in the aggregate) and a completion fee of $700,000. In addition, our engagement letter with Perella Weinberg provides that we may pay, at our sole discretion upon the completion of the offering, a discretionary bonus fee to Perella Weinberg of 0.25% of the gross proceeds from the offering (or approximately $500,000, assuming an initial public offering price of $20.00 per share of Class A common stock, the midpoint of the price range set forth on the cover of this prospectus). We have also agreed to reimburse Perella Weinberg for certain expenses up to $25,000 incurred in connection with the engagement. Perella Weinberg is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Perella Weinberg will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

Chip Baird and David Ferguson, partners at an affiliate of Perella Weinberg, have served as members of our board of managers since April 2010. The engagement of Perella Weinberg as our financial advisor was approved by the independent members of our Board of Managers after full disclosure of the affiliation of Messrs. Baird and Ferguson with respect to the transaction. Messrs. Baird and Ferguson did not participate in the approval process. We have been advised by Messrs. Baird and Ferguson that they will not receive any special compensation from Perella Weinberg based on its participation in this offering.

Registration Rights Agreement

We intend to enter into a registration rights agreement with RIHI in connection with this offering. The registration rights agreement will provide RIHI certain registration rights whereby, at any time following our initial public offering and the expiration of any related lock-up period, it can require us to register under the Securities Act shares owned by it and not sold in this offering. The registration rights agreement will also provide for piggyback registration rights for all stockholders that are parties to the agreement.

Equity Grants in Conjunction with this Offering

In connection with the completion of this offering, any outstanding options under the 2011 Unit Option Plan will be substituted with options granted under the 2013 Stock Incentive Plan. We intend to provide option substitution agreements. See “Executive Compensation—Employee Benefit and Stock Plans—2013 Stock Incentive Plan—Substitution of RMCO Unit Options” for additional information. In addition, under our 2013

Stock Incentive Plan, we expect to grant vested restricted stock units with respect to 118,750 shares of our Class A common stock and unvested restricted stock units with respect to 147,250 shares of our Class A common stock to our employees, including our named executive officers, and directors in connection with the completion this offering.

Executive Compensation and Employment Arrangements

Please see “Executive Compensation” for information on compensation arrangements with our executive officers and agreements with, and offer letters to, our executive officers containing compensation and termination provisions, among others.

Director and Officer Indemnification and Insurance

We have entered into indemnification agreements with certain of our directors and executive officers, and purchased directors’ and officers’ liability insurance. Effective upon the completion of this offering, we intend to enter into new indemnification agreements with our directors and certain of our executive officers. The indemnification agreements and our amended and restated certificate of incorporation and bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Policies and Procedures Regarding Related Party Transactions

In connection with this offering, we will adopt a written policy with respect to related party transactions. Under our related party transaction policies and procedures, a “Related Party Transaction” is any financial transaction, arrangement or relationship (or series of similar transactions, arrangements or relationships) in which we are or any of our subsidiaries is a participant and in which a Related Party has or will have a direct or indirect interest, other than any transactions, arrangements or relationships in which the aggregate amount involved will not or may not be expected to exceed $120,000 in any calendar year, subject to certain exceptions. A “Related Party” is any of our executive officers, directors or director nominees, any stockholder directly or indirectly beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, or any immediate family member of any of the foregoing persons.

Pursuant to our related person transaction policies and procedures, any Related Party Transaction must be reviewed by the audit committee. In connection with its review of a Related Party Transaction, the audit committee may take into account, among other factors it deems appropriate, whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the Related Party Transaction. Management shall present to the audit committee the following information, to the extent relevant, with respect to actual or potential Related Party Transactions:

•	A general description of the transaction(s), including the material terms and conditions;

•	The name of the related party and the basis on which such person or entity is a related party;

•

The related party’s interest in the transaction(s), including the related party’s position or relationship with, or ownership of, any entity that is a party to or has an interest in the transaction(s);

•	The approximate dollar value of the transaction(s), and the approximate dollar value of the related party’s interest in the transaction(s) without regard to amount of profit or loss;

•	In the case of a lease or other transaction providing for periodic payments or installments, the aggregate amount of all periodic payments or installments expected to be made;

•	In the case of indebtedness, the aggregate amount of principal to be outstanding and the rate or amount of interest to be payable on such indebtedness; and

•	Any other material information regarding the transaction(s) or the related party’s interest in the transaction(s).

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of September 16, 2013 regarding the beneficial ownership of our Class A common stock and Class B common stock, and of common units in RMCO, by (i) each person known to us to beneficially own more than 5% of our voting securities, (ii) each of our directors, (iii) each of our named executive officers and (iv) all directors and executive officers as a group.

The number of shares and common units outstanding and percentage of beneficial ownership before the offering of Class A common stock set forth below are based on the number of shares and common units to be issued and outstanding prior to the offering of Class A common stock after giving effect to the other elements of the Reorganization Transactions as described in “Organizational Structure and Reorganization.” Pursuant to the RMCO fourth restated LLC agreement, each common unit of RMCO will be redeemable at the holder’s election for, at our option, shares of our Class A common stock on a one-for-one basis or a cash payment equal to the market price of one share of our common stock.

The number of shares and common units and percentage of beneficial ownership after this offering set forth below are based on shares and common units to be issued and outstanding immediately after this offering.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group that may be exercised or converted within 60 days after September 16, 2013. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after September 16, 2013 are included for that person or group but not the stock options of any other person or group.

For purposes of the table below, we have assumed that 10,118,750 shares of common stock will be outstanding upon completion of this offering, based on (i) vested restricted stock units with respect to 118,750 shares of our Class A common stock issued to certain employees in connection with this offering and (ii)10,000,000 shares of Class A common stock that will be sold by us in the offering. Additionally, although our existing owners do not own any shares of Class A common stock, the following table assumes that our existing owners have redeemed all outstanding RMCO common units held by our existing owners in exchange for newly issued shares of Class A common stock on a one-for-one basis.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o RE/MAX Holdings, Inc., 5075 South Syracuse Street, Denver, Colorado 80237.

	Class A Common Stock Beneficially Owned
	Prior to This Offering		Vested Restricted Stock Units	After This Offering Assuming No Exercise of Option to Purchase Additional Shares		After This Offering Assuming Full Exercise of Option to Purchase Additional Shares
	Number	Percentage	Number	Number	Percentage	Number	Percentage
5% Stockholders:
Weston Presidio(4)	3,750,000	15.04%	—	—	—	—	—
RIHI(5)	21,187,500	84.96%	—	19,626,330	65.98%	18,126,330	60.94%

Directors and Named Executive Officers:
David Liniger(6).	21,187,500	84.96%	—	19,626,330	65.98%	18,126,330	60.94%
Gail Liniger(6)	21,187,500	84.96%	—	19,626,330	65.98%	18,126,330	60.94%
Margaret M. Kelly(7)	525,000	2.06%	15,000	540,000	1.78%	540,000	1.78%
Vincent Tracey	—	—	5,000	5,000	0.02%	5,000	0.02%
David M. Metzger(8)	262,500	1.04%	15,000	277,500	0.92%	277,500	0.92%
Gilbert Baird III	—	—	—	—	—	—	—
Richard Covey	—	—	—	—	—	—	—
Kathleen Cunningham	—	—	—	—	—	—	—
Roger Dow	—	—	—	—	—	—	—
David Ferguson	—	—	—	—	—	—	—
Ronald Harrison	—	—	—	—	—	—	—
Daryl Jesperson.	—	—	—	—	—	—	—
Dan Predovich	—	—	—	—	—	—	—
Directors and executive officers as a group (15 persons)(9)	21,975,000	85.42%	65,000	20,478,830	67.07%	18,978,830	62.16%

	Common Units of RMCO Beneficially Owned (2)						Voting Power of Class A and Class B Shareholders (3)
	Prior to This Offering		After This Offering Assuming No Exercise of Option to Purchase Additional Shares		After This Offering Assuming Full Exercise of Option to Purchase Additional Shares		After This Offering Assuming No Exercise of Option to Purchase Additional Shares	After This Offering Assuming Full Exercise of Option to Purchase Additional Shares
	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:
Weston Presidio(4)	3,750,000	15.04%	—	—	—	—	—	—
RIHI(5)	21,187,500	84.96%	19,626,330	65.98%	18,126,330	60.94%	79.50%	75.73%

Directors and Named Executive Officers:
David Liniger(6).	21,187,500	84.96%	19,626,330	65.98%	18,126,330	60.94%	79.50%	75.73%
Gail Liniger(6)	21,187,500	84.96%	19,626,330	65.98%	18,126,330	60.94%	79.50%	75.73%
Margaret M. Kelly(7)	—	—	—	—	—	—	1.08%	1.12%
Vincent Tracey	—	—	—	—	—	—	0.01%	0.01%
David M. Metzger(8)	—	—	—	—	—	—	0.56%	0.58%
Gilbert Baird III	—	—	—	—	—	—	—	—
Richard Covey	—	—	—	—	—	—	—	—
Kathleen Cunningham	—	—	—	—	—	—	—	—
Roger Dow	—	—	—	—	—	—	—	—
David Ferguson	—	—	—	—	—	—	—	—
Ronald Harrison	—	—	—	—	—	—	—	—
Daryl Jesperson.	—	—	—	—	—	—	—	—
Dan Predovich	—	—	—	—	—	—	—	—
Directors and executive officers as a group (15 persons)(9)	21,187,500	84.96%	19,626,330	65.98%	18,126,330	60.94%	79.96%	76.26%

*	Less than 1%.
(1)	RIHI will hold 100% of the shares of our Class B common stock. RIHI, as the holder of the Class B common stock, is entitled to, without regard to the number of shares of Class B common stock held, a number of votes on matters presented to stockholders of RE/MAX Holdings, Inc. that is equal to two times the aggregate number of common units of RMCO it holds.
(2)	Pursuant to the RMCO fourth restated LLC agreement, our existing owners may redeem their common units at their election for, at our option, shares of Class A common stock of RE/MAX Holdings, Inc. on a one-for-one basis (subject to customary adjustments, including conversion rate adjustments, underwriting discounts, commissions and adjustments for stock splits, stock dividends and reclassifications) or cash. See “Organizational Structure and Reorganization—RMCO Operating Agreement—Agreement in Effect After the Offering.” Beneficial ownership of common units reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock for which such units may be redeemed.
(3)	Represents percentage of voting power of the Class A common stock and Class B common stock voting together as a single class. See “Description of Capital Stock—Common Stock.”
(4)	The address for Weston Presidio V, L.P. is One Ferry Building, Suite 350, San Francisco, CA. The general partner of Weston Presidio V, L.P. is Weston Presidio Management V, LLC, which exercises voting control and investment power over such shares. The managing members of Weston Presidio Management V, L.P. are Michael P. Lazarus and Michael F. Cronin, each of whom could be deemed to beneficially own the shares held by Weston Presidio V, L.P., but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(5)	RIHI is majority owned and controlled by David Liniger, our Chairman and Co-Founder, and Gail Liniger, our Vice Chair and Co-Founder. Margaret Kelly, our Chief Executive Officer and a director, Vincent Tracey, our President and a director, and Daryl Jesperson, a director, hold minority ownership interests in RIHI. As such, Mr. and Mrs. Liniger have dispositive, voting and investment control over the common units held by RIHI.
(6)	Includes common units held by RIHI which may be redeemed at RIHI’s election for, at our option, shares of Class A common stock of RE/MAX Holdings, Inc. on a one-for-one basis (subject to customary adjustments, including conversion rate adjustments, underwriting discounts, commissions and adjustments for stock splits, stock dividends and reclassifications) or cash. Mr. and Mrs. Liniger have dispositive, voting and investment control over such common units.
(7)	Includes options to purchase 525,000 shares of our Class A common stock that are exercisable within 60 days of this prospectus, at an exercise price of $3.60 per share, which were granted in substitution of options to purchase RMCO Class B units previously held. See “—Employee Benefit and Stock Plans—2013 Stock Incentive Plan—Substitution of RMCO Unit Options.”
(8)	Includes options to purchase 262,500 shares of our Class A common stock that are exercisable within 60 days of this prospectus, at an exercise price of $3.60 per share, which were granted in substitution of options to purchase RMCO Class B units previously held. See “—Employee Benefit and Stock Plans—2013 Stock Incentive Plan—Substitution of RMCO Unit Options.”
(9)	Includes vested restricted stock units granted to our non-named executive officers in the aggregate amount of 30,000 shares (assuming the initial public offering price is $20.00 per share, which is the midpoint of the price range listed on the cover of this prospectus) in connection with the initial public offering.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms of the RE/MAX, LLC revolving line of credit and term loan facility, which we refer to collectively as our senior secured credit facility. This summary is qualified in its entirety by reference to the agreement which is filed as an exhibit to the registration statement, of which this prospectus forms a part.

In July 2013, RE/MAX, LLC entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and various lenders party thereto. Under the credit agreement, RE/MAX, LLC has a revolving line of credit available of up to $10 million. On the closing date of the credit agreement, RE/MAX, LLC borrowed $230.0 million of term loans thereunder. The proceeds provided by these term loans were used to refinance and repay existing indebtedness and for working capital, capital expenditures, acquisitions and general corporate purposes.

Term loans are repaid in quarterly installments of 0.25% of the aggregate principal amount of the term loans, with the balance of the term loan due at maturity. The maturity date of all of the term loans under the credit agreement is July 31, 2020. Term loans may be optionally prepaid by RE/MAX, LLC at any time. All amounts outstanding under the revolving line of credit must be repaid on July 31, 2018.

The credit agreement requires RE/MAX, LLC to repay term loans and reduce revolving commitments with (i) 100% of proceeds of any incurrence of additional debt not permitted by the credit agreement, (ii) 100% of proceeds of asset sales and 100% of amounts recovered under insurance policies, subject to certain exceptions and a reinvestment right, and (iii) 50% of excess cash flow at the end of the applicable fiscal year, with such percentage decreasing as RE/MAX, LLC’s leverage ratio decreases.

The senior secured credit facility is guaranteed by RMCO and RE/MAX of Western Canada (1998), LLC, a subsidiary of RE/MAX, LLC, and is secured by a lien on substantially all of the assets of RMCO, RE/MAX, LLC and each guarantor.

Borrowings under the term loans and revolving loans accrue interest, at RE/MAX, LLC’s option, at either an alternate base rate or LIBOR plus an applicable margin rate. Applicable margin for alternate base rate loans is 1.75% per annum increasing to 2.00% per annum at any time RE/MAX, LLC’s leverage ratio is greater than or equal to 2.25 to 1.00, and applicable margin for LIBOR loan is 2.75% per annum increasing to 3.00% per annum at any time RE/MAX, LLC’s leverage ratio is greater than or equal to 2.25 to 1.00. A commitment fee of 0.50% per annum accrues on the amount of unutilized revolving line of credit.

The credit agreement provides for customary restrictions on, among other things, additional indebtedness, liens, dispositions of property, dividends, transactions with affiliates and fundamental changes such as mergers, consolidations and liquidations. We do not anticipate that the restriction on the payment of dividends will prevent us from being able to pay regular dividends with respect to our Class A common stock at rates we establish from time to time. With certain exceptions, any default under any of our other agreements evidencing indebtedness in the amount of $10.0 million or more shall constitute an event of default under the credit agreement.

The credit agreement restricts the aggregate acquisition consideration for permitted acquisitions to $50.0 million in any fiscal year. Any unused amounts may be carried over to the subsequent year to be used towards additional expenditures for permitted acquisitions, with an aggregate cap of $100.0 million in any fiscal year. Aggregate outstanding indebtedness consisting of (i) the deferred purchase price of permitted acquisitions may not exceed $15.0 million at any time and (ii) earn-outs arising out of permitted acquisitions may not exceed $15.0 million at any time.

At any time revolving loans are outstanding, the credit agreement requires compliance with a leverage ratio and an interest coverage ratio. As of August 31, 2013, we had no revolving loans outstanding.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock as it will be in effect upon the consummation of this offering is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

Upon consummation of this offering, our authorized capital stock will consist of 180,000,000 shares of Class A common stock, par value $0.0001 per share, 1,000 shares of Class B common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Class A common stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Class B common stock

Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to two votes for each common unit in RMCO held by such holder. Accordingly, the unitholders of RMCO collectively have a number of votes in RE/MAX Holdings, Inc. that is equal to two times the aggregate number of common units that they hold.

The voting rights of the Class B common stock shall be reduced to one times the aggregate number of RMCO common units held by a holder from and after any of the following events: (i) the fifth anniversary of this initial public offering; (ii) the death of our Chairman and Founder David L. Liniger; or (iii) at such time as RIHI’s ownership of RMCO common units is below 30% of the number of RMCO common units held by RIHI immediately after this offering. Additionally, in the event that any common units of RMCO are validly transferred in accordance with the terms of the restated RMCO, LLC agreement, the voting rights of the corresponding shares of Class B common stock to be transferred shall be reduced to one times the aggregate number of RMCO common units held by such transferee, unless the transferee is David Liniger.

Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your shares of Class A common stock over the market price of the shares of Class A common stock.

Options and Other Equity Awards

In connection with the completion of this offering, options granted by RMCO under the 2011 Unit Option Plan that remain outstanding as of the date of the completion of the offering will be substituted with options to purchase a total of 787,500 shares of our Class A common stock to be granted under our 2013 Stock Incentive Plan. We intend to enter into option substitution agreements with holders of outstanding options of RMCO to cancel each RMCO unit option and substitute the option with an option to purchase Class A common stock of RE/MAX Holdings, Inc. In addition, we expect to grant vested restricted stock units with respect to 118,750 shares of our Class A common stock and unvested restricted stock units with respect to 147,250 shares of our Class A common stock to our employees and directors in connection with the completion of this offering under our 2013 Stock Incentive Plan. See “Executive Compensation—Employee Benefit and Stock Plans—2013 Stock Incentive Plan.”

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws, as they will be in effect upon completion of this offering, also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The authorization of undesignated preferred stock in our certificate of incorporation will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes, with each class serving three-year staggered terms. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our certificate of incorporation will provide that, upon completion of this offering, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the requirements set forth in our bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our company’s certificate of incorporation provides otherwise. Our certificate of incorporation will provide that, after the date on which the existing owners no longer have voting power over a majority of the outstanding shares of our Class A and Class B common stock, any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting.

Business Combinations with Interested Stockholders

We will elect in our certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. However, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that our existing owners and any person to whom our existing owners sell their common stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in these provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Broadridge Financial Solutions, Inc.

Exchange Listing

We will apply to list our common stock on the NYSE under the symbol “RMAX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the effect, if any, future sales of shares of Class A common stock, or the availability for future sale of shares of Class A common stock, will have on the market price of shares of our Class A common stock prevailing from time to time. The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock.

Immediately after the Reorganization Transactions but prior to the completion of this offering, no shares of our Class A common stock will be outstanding and one share of our Class B common stock will be outstanding, all of which will be held by one of our existing owners. There are currently two unitholders of RMCO.

Upon completion of this offering we will have a total of 10,118,750 shares of our Class A common stock outstanding (or 11,618,750 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of these shares of Class A common stock will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the RMCO fourth restated LLC agreement, unitholders of RMCO may redeem common units at the holder’s election for, at our option, shares of our Class A common stock on a one-for-one basis or a cash payment equal to the market price of one share of our common stock, subject to customary adjustments for conversion rate adjustments, underwriting discounts, commissions and adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, our existing owners will hold 19,626,330 common units (or 18,126,330 common units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be redeemable for shares of our Class A common stock. The shares of Class A common stock we issue upon such redemptions would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we intend to enter into a registration rights agreement with RIHI that will require us to register under the Securities Act these shares of Class A common stock. See “—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

We also may issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See “Description of Capital Stock.”

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period, beginning on the date 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 101,188 shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to a certain manner of sale provisions and notice requirements and to the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares beginning on the 91st day after the date of this prospectus without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, substantially all of the shares issued under Rule 701 are subject to the lock-up agreements described below and will only become eligible for sale when the lock-up period expires.

Lock-Up Agreements

We and all of our directors and officers, as well as the holders of all of our outstanding stock and stock options (including securities exercisable or convertible into our common stock) have agreed that, without the prior written consent of each of Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC on behalf of the underwriters, during the period ending on the date 180 days after the date of this prospectus (the “restricted period”), we and they will not:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or redeemable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or redeemable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

This agreement is subject to certain exceptions. See “Underwriters” below for additional discussion.

Registration Rights

We intend to enter into a registration rights agreement with RIHI in connection with this offering. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our Class A common stock subject to options outstanding or reserved for issuance under our 2013 Stock Incentive Plan and shares of our Class A common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after the completion of this offering. However, the shares registered on Form S-8 will be subject to Rule 144 limitations applicable to our affiliates and will not be eligible for resale until expiration of the lock-up agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences applicable to “non-U.S. holders” (as defined below) with respect to the ownership and disposition of shares of our Class A common stock, but does not purport to be a complete analysis of all potential tax considerations related thereto. This summary is based on current provisions of the Code, final, temporary or proposed Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to non-U.S. holders who purchase our Class A common stock issued pursuant to this offering and who hold shares of our Class A common stock as “capital assets” (within the meaning of Section 1221 of the Code).

This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s particular circumstances, nor does it address any aspects of U.S. federal estate or gift tax laws or tax considerations arising under the laws of any non-U.S., state or local jurisdiction. This discussion also does not address tax considerations applicable to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	brokers, dealers or traders in securities, commodities or currencies;

•	U.S. expatriates and certain former citizens or long-term residents of the U.S.;

•	“controlled foreign corporations” or “passive foreign investment companies” within the meaning of the Code;

•	foreign estates and trusts with U.S. beneficiaries;

•	persons that own, or have owned, actually or constructively, more than 5% of our Class A common stock; and

•	persons that will hold Class A common stock as a position in a “straddle,” “conversion transaction” or other risk reduction transaction.

If a partnership (or entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A common stock, the tax treatment of a partner in such partnership (or member in such entity) generally will depend upon the status of the partner and the activities of the partnership. Any such partner or partnership should consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.;

•	a corporation (or entity treated as such for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source;

•

a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•	a partnership (or entity treated as such for U.S. federal income tax purposes).

Distributions on Our Class A Common Stock

Any distribution of cash or other property (other than certain stock distributions) with respect to our Class A common stock (and certain redemptions treated as distributions with respect to our Class A common stock) will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct by a non-U.S. holder of a trade or business within the U.S. (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) will be exempt from such withholding tax. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the U.S. Such dividends received by a corporate non-U.S. holder also may be subject to an additional “branch profits” tax at a 30% rate (or such lower rate specified by an applicable income tax treaty).

If the amount of a distribution paid on our Class A common stock exceeds our current and accumulated earnings and profits, such excess will be treated first as a nontaxable return of capital to the extent of a non-U.S. holder’s adjusted tax basis of such stock, and thereafter as capital gain from the sale or other taxable disposition of such stock, which gain will be taxed as described below under the heading “Gain on Sale or Other Disposition of Our Class A Common Stock.” A non-U.S. holder’s adjusted tax basis in a share of our Class A common stock generally is the purchase price of such share, reduced by the amounts of any nontaxable returns of capital.

A non-U.S. holder that claims exemption from withholding or the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date, including the furnishing of a properly executed IRS Form W-8 BEN, IRS Form W-8 ECI or other appropriate form. Non-U.S. holders that do not timely provide us or our paying agent with the required certification may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty or applicability of other exemptions from withholding.

A non-U.S. holder eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale or Other Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for our Class A common stock, and our Class A common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs;

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder in the U.S. and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the U.S.; or

•	the non-U.S. holder is an individual present in the U.S. for 183 days or more in the taxable year of disposition and certain other requirements are met.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates generally in the same manner as if the non-U.S. holder were a resident of the U.S. A corporate non-U.S. holder also may be subject to an additional “branch profits” tax equal at a 30% rate (or such lower rate specified by an applicable income tax treaty).

Gain described in the third bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S.-source capital losses provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, generally will not apply to distributions to a non-U.S. holder of our Class A common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Class A common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Legislation and administrative guidance, commonly referred to as “FATCA,” may impose a 30% withholding tax on any dividends paid after June 30, 2014 and the proceeds of a sale of our Class A common stock paid after December 31, 2016 to a “foreign financial institution,” as specially defined under such rules, and certain other foreign entities, unless various information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in, or accounts with, those entities) have been met or an exemption applies. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding FATCA.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
William Blair & Company, L.L.C.
RBC Capital Markets, LLC
JMP Securities LLC

Total	10,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,500,000 additional shares of Class A common stock from us at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,500,000 shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us(1)
Proceeds, before expenses, to us	$	$	$

(1)	This amount does not include payment of approximately $900,000 to Perella Weinberg for advising us in connection with this offering, as well as a potential additional amount of 0.25% of the gross proceeds from the offering (or approximately $500,000, assuming an initial public offering price of $20.00 per share of Class A common stock) payable in our sole discretion upon the completion of the offering. Perella Weinberg is a FINRA member affiliated with Messrs. Baird and Ferguson, members of our board of directors. See “Certain Relationships and Related Party Transactions—Financial Advisor.”

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $11,000,000. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            . The underwriters have agreed to reimburse certain of our expenses in connection with the offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered by them.

We intend to apply to have our Class A common stock be approved for listing on the NYSE under the trading symbol “RMAX.”

We, RMCO and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or redeemable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or redeemable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or redeemable for common stock.

The restrictions described in the immediately preceding paragraph relating to our directors, officers and holders of our outstanding stock do not apply to:

•	the sale of shares to the underwriters or the transfer or redemption of any RMCO securities pursuant to the Reorganization Transactions;

•

transactions relating to shares of our common stock or other securities acquired in open market transactions after the consummation of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with transfers or dispositions of such shares of common stock or other securities acquired in such open market transactions (other than a filing on Form 5 made after the expiration of the restricted period);

•

transfers of our common stock or any security convertible into common stock to the spouse, domestic partner, parent, sibling, child or grandchild of such person or to a trust formed for the benefit of such person or of an immediate family member; transfers of shares of our common stock or any security convertible into common stock as a bona fide gift; distributions of shares of our common stock or any security convertible into common stock to limited partners, members, stockholders or affiliates of such person or to any investment fund or other entity controlled or managed by, or under common control or management with, such person; or as a distribution by a trust to its beneficiaries, provided that each donee or distributee agree to be bound by the same restrictions set forth above and no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period;

•

the receipt by such person of shares of our common stock upon the exercise of an option to purchase our common stock pursuant to our equity incentive plans as described in this prospectus provided that any securities received upon such vesting event or exercise will also be subject to the restrictions above and no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period in connection with such vesting event or exercise;

•

transfers of our common stock or any securities convertible into or exercisable or exchangeable for common stock to us, pursuant to agreements under which we have the option to repurchase such shares or securities or a right of first refusal with respect to transfers of such shares or securities, provided that unless such transfers are pursuant to our option to repurchase in the event of termination or resignation of an employee, no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transfers (other than a filing on Form 5 made after the expiration of the restricted period); or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of our common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

In addition, the restrictions described above relating to us and RMCO do not apply to:

•	the sale of shares to the underwriters or the transfer or redemption of any RMCO securities pursuant to the Reorganization Transactions;

•

the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by us of any securities pursuant to any incentive plan or stock ownership plan in effect on the date of this prospectus and described in this prospectus;

•

the filing by us of a registration statement with the SEC on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan in effect on the date of this prospectus and described in this prospectus;

•

the transfer of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law or by order of a court of competent jurisdiction, provided that we shall use our reasonable best efforts to cause the transferee to be subject to substantially the same restrictions described above;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of our common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•

the sale or issuance of or entry into an agreement to sell or issue shares of common stock or securities convertible into or exercisable for common stock in connection with any (i) mergers, (ii) acquisition of businesses or franchise rights, (iii) joint ventures or (iv) strategic alliances, provided, that the aggregate number of shares of common stock shall not exceed 10% of the total number of shares of our common stock on a fully diluted basis immediately following the completion of the Reorganization Transactions and, provided further, that the recipient of any such securities issued shall be subject to restrictions substantially similar to those applicable to holders of our outstanding stock as described above.

The representatives, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or delay a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Relationship with Perella Weinberg

Pursuant to an engagement agreement, we have engaged Perella Weinberg, a FINRA member, to serve as our financial advisor in connection with this offering. Perella Weinberg will receive aggregate fees from us in connection with this service of approximately $900,000, as well as a potential additional amount of 0.25% of the gross proceeds from the offering (or approximately $500,000, assuming an initial public offering price of $20.00 per share of Class A common stock) payable in our sole discretion upon the completion of the offering. We have also agreed to reimburse Perella Weinberg for certain expenses up to $25,000 incurred in connection with the engagement. The services provided by Perella Weinberg included customary business and financial analysis, assistance in preparing information materials regarding the offering and advising us with respect to the marketing and structuring of this offering. Perella Weinberg is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Perella Weinberg will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Affiliates of J.P. Morgan Securities LLC are lenders under our senior secured credit facility.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved up to 500,000 shares, or five percent, of the Class A common stock offered by this prospectus for sale, at the initial public offering price, to our directors, executive officers and certain other persons who are otherwise associated with us. Shares purchased by our directors and executive officers as part of the directed share program will be subject to the 180-day lock-up restriction described above. The number of shares of our Class A common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares of our Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our Class A common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.

Selling Restrictions

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the

Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of Class A common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia for a period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

Each underwriter has represented and agreed that:

(a)	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Class A common stock other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to any shares of Class A common stock, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares of Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of which is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in the trust, as applicable, shall not be transferable for 6 months after the corporation or trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares of Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and any offers of shares of Class A common stock have not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of our Class A common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The balance sheet of RE/MAX Holdings, Inc. as of July 8, 2013 has been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of RMCO, LLC as of December 31, 2011 and 2012, and for each of the years in the three-year period ended December 31, 2012, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of RE/MAX/KEMCO Partnership, L.P. for the year ended December 31, 2012 have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our Class A common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

RE/MAX Holdings, Inc.

We have audited the accompanying balance sheet of RE/MAX Holdings, Inc. (the Company) as of July 8, 2013. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of RE/MAX Holdings, Inc. as of July 8, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado

July 12, 2013

RE/MAX Holdings, Inc.

Balance Sheet

As of July 8, 2013

Assets
Cash	$1

Total assets	$1

Commitments and contingencies

Stockholder’s Equity
Common stock, $0.01 par value, 100 shares authorized, 1 share issued and outstanding	$—
Additional paid in capital	1

Total stockholder’s equity	$1

See accompanying notes to Balance Sheet

RE/MAX Holdings, Inc.

Notes to Balance Sheet

1. ORGANIZATION

RE/MAX Holdings, Inc. (the Corporation) was formed as a Delaware corporation on June 25, 2013. Pursuant to a reorganization into a holding corporation structure, the Corporation will become a holding corporation and its sole asset is expected to be a percentage of the common membership units in RMCO, LLC (RMCO). The Corporation’s only business will be to act as the sole manager of RMCO and, in that capacity, the Corporation will operate and control all of the business and affairs of RMCO. As a result, the Corporation will consolidate the financial results of RMCO and its subsidiaries. The Corporation’s only source of cash flow from operations will be distributions from RMCO and management fees pursuant to a management services agreement between the Corporation and RMCO.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Balance Sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, changes in stockholders’ equity and cash flows have not been presented in the financial statements because there have been no activities of this entity.

3. STOCKHOLDER’S EQUITY

The Corporation is authorized to issue 100 shares of common stock, par value $0.01 per share (Common Stock). Under the Corporation’s certificate of incorporation as in effect as of June 25, 2013, all shares of Common stock are identical. On July 8, 2013, the Company issued 1 share of Common stock in exchange for $1.00.

Report of Independent Registered Public Accounting Firm

The Board of Managers

RMCO, LLC:

We have audited the accompanying consolidated balance sheets of RMCO, LLC (a Delaware limited liability company) and subsidiaries (the Company) as of December 31, 2011 and 2012, and the related consolidated statements of operations and comprehensive income (loss), redeemable preferred units and members’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RMCO, LLC and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado

July 12, 2013

RMCO, LLC

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2011 and 2012

(Amounts in thousands, except units)

	December 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	$38,611	$68,501
Escrow cash—restricted	671	780
Accounts and notes receivable, current portion, less allowance for doubtful accounts of $4,853 and $3,913, respectively	15,086	15,034
Accounts receivable from affiliates	—	55
Other current assets	2,310	2,707

Total current assets	56,678	87,077
Property and equipment, net of accumulated depreciation of $19,493 and $20,426, respectively	5,166	3,332
Franchise agreements, net of accumulated amortization of $57,108 and $61,489, respectively	72,217	78,338
Other intangible assets, net of accumulated amortization of $6,513 and $7,053, respectively	2,252	2,821
Goodwill	41,882	71,039
Investments in equity method investees	3,517	3,900
Debt issuance costs, net	2,932	2,930
Other assets	1,821	2,075

Total assets	$186,465	$251,512

Liabilities, Redeemable Preferred Units and Members’ Deficit
Current liabilities:
Accounts payable	$707	$530
Accounts payable to affiliates	2,076	2,385
Escrow liabilities	671	780
Accrued liabilities	8,012	9,397
Income taxes payable	349	400
Deferred revenue and deposits	14,167	15,996
Current portion of debt	8,274	10,600
Other current liabilities	345	234

Total current liabilities	34,601	40,322
Debt, net of current portion	187,066	221,726
Deferred revenue, net of current portion	1,385	514
Other liabilities, net of current portion	6,437	7,319

Total liabilities	229,489	269,881

Commitments and contingencies

Redeemable preferred units:
Redeemable Class A Preferred Units at estimated redemption value (no par value, 150,000 units authorized, issued and outstanding as of December 31, 2011 and 2012, liquidation preference of $52,900 and $49,500 as of December 31, 2011 and 2012)	66,500	78,400

Members’ deficit:
Class B Common Units (no par value, 900,000 units authorized, 847,500 units issued and outstanding as of December 31, 2011 and 2012)	(111,426)	(98,516)
Accumulated other comprehensive income	1,902	1,747

Total members’ deficit	(109,524)	(96,769)

Total liabilities, redeemable preferred units and members’ deficit	$186,465	$251,512

See accompanying notes to consolidated financial statements.

RMCO, LLC

AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (Loss)

Years Ended December 31, 2010, 2011, and 2012

(Amounts in thousands)

	Years Ended December 31,
	2010	2011	2012
Revenue:
Continuing franchise fees	$60,865	$57,200	$56,350
Annual dues	30,472	28,922	28,909
Broker fees	16,021	16,764	19,579
Franchise sales and other franchise revenue	15,709	19,354	22,629
Brokerage revenue	17,150	16,062	16,210

Total revenue	140,217	138,302	143,677

Operating expenses:
Selling, operating and administrative expenses	81,353	85,291	84,337
Depreciation and amortization	16,735	14,473	12,090
Loss on sale of assets, net	3,719	67	1,704

Total operating expenses	101,807	99,831	98,131

Operating income	38,410	38,471	45,546

Other income (expenses):
Interest expense	(22,295)	(12,203)	(11,686)
Interest income	538	372	286
Foreign currency transaction gains (losses), net	167	(266)	208
Loss on early extinguishment of debt	(18,161)	(384)	(136)
Equity in earnings of investees	643	431	1,244

Total other income (expenses), net	(39,108)	(12,050)	(10,084)

(Loss) income before provision for income taxes	(698)	26,421	35,462
Provision for income taxes	(2,049)	(2,172)	(2,138)

Net (loss) income	(2,747)	24,249	33,324
Net loss attributable to noncontrolling interests	10,059	—	—

Net income attributable to controlling interests	7,312	24,249	33,324
Accretion of Class A Preferred Units to estimated redemption amounts	23,453	10,307	15,288

Net (loss) income related to common stockholders/unitholders	(16,141)	13,942	18,036

Other comprehensive income (loss):
Change in cumulative translation adjustment	417	(156)	68
Reclassification of translation adjustment to loss on sale of assets	—	(107)	(223)
Reclassification of unrealized losses on derivatives	4,366	—	—

Other comprehensive income (loss)	4,783	(263)	(155)

Total comprehensive (loss) income related to common stockholders/unitholders	$(11,358)	$13,679	$17,881

See accompanying notes to consolidated financial statements.

RMCO, LLC

AND SUBSIDIARIES

Consolidated Statements of Redeemable Preferred Units and Members’ Deficit

Years Ended December 31, 2010, 2011, and 2012

(Amounts in thousands, except units/shares)

	Redeemable Class A preferred units		Series A common stock and additional paid in capital		Series B common stock and additional paid in capital		Class B common units		Accumulated other comprehensive income (loss)	Accumulated deficit	Total members’ deficit	Noncontrolling interest
	Units	Amt	Shares	Amt	Shares	Amt	Units	Amt
Balances, January 1, 2010	—	$—	2,657,777	$884	531,330	$2,505	—	$—	(2,618)	$(66,873)	$(66,102)	$4,665
Net income attributable to Series A and Series B Common Stockholders interests	—	—	—	—	—	—	—	—	—	2,065	2,065	—
Change in accumulated other comprehensive (loss) income	—	—	—	—	—	—	—	—	4,625	—	4,625	—
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(10,059)
Noncontrolling interest holder forgiveness of subordinated debt, related accrued interests, and other	—	—	—	—	—	—	—	—	—	—	—	5,394
Assumption of line of credit by RIHI, Inc.	—	—	—	—	—	—	—	—	—	5,816	5,816	—
Shareholder distributions	—	—	—	—	—	—	—	—	—	(14,878)	(14,878)	—

Balances, April 15, 2010 prior to conversion from a Subchapter S Corporation to a limited liability company	—	—	2,657,777	884	531,330	2,505	—	—	2,007	(73,870)	(68,474)	—
Conversion from a Subchapter S Corporation to a limited liability company	37,500	10,000	(2,657,777)	(884)	(531,330)	(2,505)	847,500	(80,481)	—	73,870	(10,000)	—
Proceeds from issuance of redeemable Class A preferred units, net of $1,244 of issuance costs	112,500	28,756	—	—	—	—	—	—	—	—	—	—
Member distributions	—	(9)	—	—	—	—	—	(1,424)	—	—	(1,424)	—
Accretion of Class A Preferred Units to estimated redemption amounts	—	23,453	—	—	—	—	—	—	—	—	—	—
Net income related to RMCO, LLC Class B Common Unitholders (post conversion to a limited liability company)	—	—	—	—	—	—	—	(18,206)	—	—	(18,206)	—
Change in accumulated other comprehensive (loss) income	—	—	—	—	—	—	—	—	158	—	158	—

Balances, December 31, 2010	150,000	62,200	—	—	—	—	847,500	(100,111)	2,165	—	(97,946)	—
Member distributions	—	(6,007)	—	—	—	—	—	(9,363)	—	—	(9,363)	—
Distribution to member in connection with combination of entity under common control	—	—	—	—	—	—	—	(15,894)	—	—	(15,894)	—
Accretion of Class A Preferred Units to estimated redemption amounts	—	10,307	—	—	—	—	—	—	—	—	—	—
Net income related to RMCO, LLC Class B Common Unitholders	—	—	—	—	—	—	—	13,942	—	—	13,942	—
Change in accumulated other comprehensive (loss) income	—	—	—	—	—	—	—	—	(263)	—	(263)	—

Balances, December 31, 2011	150,000	66,500	—	—	—	—	847,500	(111,426)	1,902	—	(109,524)	—
Member distributions	—	(3,388)	—	—	—	—	—	(6,215)	—	—	(6,215)	—
Accretion of Class A Preferred Units to estimated redemption amounts	—	15,288	—	—	—	—	—	—	—	—	—	—
Net income related to RMCO, LLC Class B Common Unitholders	—	—	—	—	—	—	—	18,036	—	—	18,036	—
Change in accumulated other comprehensive (loss) income	—	—	—	—	—	—	—	—	(155)	—	(155)	—
Equity-based compensation awards issued	—	—	—	—	—	—	—	1,089	—	—	1,089	—

Balances, December 31, 2012	150,000	$78,400	—	$—	—	$—	847,500	$(98,516)	1,747	$—	$(96,769)	$—

See accompanying notes to consolidated financial statements.

RMCO, LLC

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2010, 2011, and 2012

(Amounts in thousands)

	Years Ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net (loss) income	$(2,747)	$24,249	$33,324
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	16,735	14,473	12,090
Bad debt expense	899	728	611
Loss on sale or disposition of assets	3,719	67	1,704
Loss on early extinguishment of debt	18,161	384	136
Equity in earnings of investees	(643)	(431)	(1,244)
Distributions received from equity investees	727	469	861
Equity-based compensation	—	—	1,089
Noncash interest expense	2,361	930	936
Changes in operating assets and liabilities:
Escrow cash	1,263	(18)	(109)
Accounts and notes receivable	1,805	(1,169)	(1,349)
Advances from affiliates	1,001	313	252
Other current assets	(855)	(402)	(491)
Other assets	185	64	59
Accounts payable	276	159	(173)
Escrow liabilities	(1,263)	18	109
Accrued liabilities	(4,705)	1,256	1,369
Income taxes payable	(173)	5	42
Deferred revenue	(587)	125	958
Other liabilities	263	2,369	1,085

Net cash provided by operating activities	36,422	43,589	51,259

Cash flows from investing activities:
Purchase of property and equipment	(742)	(819)	(465)
Acquired software	(378)	(99)	(1,145)
Proceeds from sale of property and equipment	75,458	57	32
Cost to sell assets	(1,062)	—	(106)
Capitalization of trademark costs	(258)	(486)	(206)
Acquisition of covenant not to compete	(60)	—	—
Acquisition	—	—	(45,500)

Net cash (used in) provided by investing activities	72,958	(1,347)	(47,390)

Cash flows from financing activities:
Proceeds from the issuance of debt	212,750	—	45,000
Payments on debt	(309,555)	(16,484)	(8,386)
Debt issuance costs	(4,217)	—	(697)
Payments on subordinated debt instruments	(13,890)	—	—
Repayments of line of credit, net	(257)	—	—
Proceeds from issuance of Class A preferred units	30,000	—	—
Cost to issue Class A preferred units	(1,244)	—	—
Member distributions	(16,311)	(15,370)	(9,603)
Cash received from noncontrolling interest holders	782	—	—
Payments on capital lease obligations	(257)	(391)	(361)
Distribution to member in connection with combination of entity under common control	—	(15,894)	—

Net cash (used in) provided by financing activities	(102,199)	(48,139)	25,953
Effect of exchange rate changes on cash	258	(61)	68

Net increase (decrease) in cash and cash equivalents	7,439	(5,958)	29,890
Cash and cash equivalents, beginning of year	37,130	44,569	38,611

Cash and cash equivalents, end of year	$44,569	$38,611	$68,501

Supplemental disclosures of cash flow information:
Cash paid during the year for interest, excluding capitalized interest	$22,888	$11,245	$10,688
Cash paid during the year for income taxes	2,026	2,192	2,008
Schedule of noncash investing and financing activities:
Note receivable related to sale of assets of regional franchising operations	$—	$—	$217
Capital leases for furniture and equipment	703	268	40

See accompanying notes to consolidated financial statements.

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation

RMCO, LLC (a Delaware limited liability company) and subsidiaries (collectively, the Company) are one of the world’s leading franchisors of residential and commercial real estate services throughout the United States and globally. The Company also operates real estate brokerage businesses in the United States. The Company’s revenue is derived from continuing franchise fees, annual dues from agents, broker fees, franchise sales and other franchise revenue (which consist of fees from initial sales of and renewals of franchises, regional franchise fees, preferred marketing arrangements and approved supplier programs) and brokerage revenue (which consists of fees assessed to our own brokerages for services provided to their affiliated real estate agents). A franchise grants the broker-owner a license to use the RE/MAX brand, trademark, promotional and operating materials, and concepts. A portion of these revenues is derived from regions that are owned by stockholders of a member of the Company and other affiliates of the Company.

The Company reports its operations in two reportable segments, Real Estate Franchise Services and Brokerage and Other. The Company’s Real Estate Franchise Services reportable segment comprises the operations of the Company’s owned and independent global franchising operations under the RE/MAX® brand name. The Company’s Brokerage and Other reportable segment includes the Company’s brokerage services business, and reflects the elimination of intersegment revenue and other consolidation entries as well as corporate-wide professional services expenses.

The residential real estate market tends to be cyclical and typically is affected by changes in general economic conditions which are beyond the Company’s control. Declines in the residential real estate market as well as other macro-economic conditions, including fluctuations in debt and equity capital markets, levels of unemployment, consumer confidence and the general condition of the U.S. and the global economy have and may continue to impact the consolidated financial results of the Company.

(2)	Significant Accounting Policies

Principles of Consolidation

The Company’s accompanying consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries, and variable interest entities (VIEs) where the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. Also, the Company consolidates an entity not deemed a VIE if its ownership, direct or indirect, exceeds 50% of the outstanding voting shares of an entity and/or that it has the ability to control the financial or operating policies through its voting rights, board representation or other similar rights. As of December 31, 2011 and 2012, there were no greater-than-50%-owned affiliates whose financial statements were not consolidated.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas in which management uses assumptions include, among other things, the establishment of the allowance for doubtful trade accounts and notes receivable, the determination of the estimated lives of intangible assets, the estimates of the fair value of liabilities related to facility exit costs, unit-based compensation, the estimates of the fair value of reporting units used in the annual assessment of goodwill, and the fair value of assets acquired. Actual results could differ from those estimates.

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Revenue Recognition

The Company generates revenue primarily from continuing franchise fees, annual dues, broker fees, franchise sales and other franchise revenue income, and other income. Revenue is recognized when there is persuasive evidence of an arrangement, the service has been provided, the price is fixed or determinable, and collection of the fees is sufficiently assured.

Continuing Franchise Fees

The Company provides operational, training, and administrative services and systems to franchisees, which include systems and tools that are designed to help the Company’s franchisees and their agents serve their customers and attract new or retain existing independent agents. Continuing franchise fee revenue principally consists of fixed fees earned monthly from franchisees on a per agent basis. Continuing franchise fees are recognized in income when earned and become due and payable, as stipulated in the related franchise agreements.

Annual Dues

Annual dues revenue represents amounts assessed to agents for membership affiliation in the RE/MAX network. The Company defers the annual dues revenue when billed and recognizes the revenue ratably over the 12-month period to which it relates. As of December 31, 2011 and 2012, the Company had deferred annual dues revenue totaling approximately $11,874,000 and $11,599,000, respectively.

Broker Fees

Broker fee revenue represents fees received from the Company’s franchise offices that are primarily based on a percentage of an agent’s gross commission income. Broker fees are determined upon close of the home-sale transaction and recognized as revenue when the fees become due and payable, as stipulated in the related franchise agreements.

Franchise Sales and Other Franchise Revenue

Franchise sales and other franchise revenue are primarily comprised of revenue from the sale or renewal of franchises, as well as other income including revenue from preferred marketing arrangements and affinity programs with various suppliers.

Upon the sale of a real estate franchise, the Company recognizes revenue from franchise sales when it has no significant continuing operational obligations, substantially all of the initial Company services have been performed, and other conditions affecting consummation of the sale have been met. In the event the franchisee fails to perform under the franchise agreement or defaults on the purchase obligations, the Company has the right to reacquire the franchise and to resell or operate that specific franchise. Franchise sales revenue recognized during the years ended December 31, 2010, 2011, and 2012 was $6,018,000, $7,369,000 and $9,392,000, respectively. Other franchise revenue is recognized when all revenue recognition criteria are met.

Brokerage Revenue

Brokerage revenue principally represents fees assessed by the Company-owned brokerages for services provided to their affiliated real estate agents. The Company recognizes broker management fee revenue when all revenue recognition criteria are met.

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Selling, Operating and Administrative Expenses

Selling, operating and administrative expenses primarily consist of salaries, benefits and other compensation expenses as well as certain marketing and production costs, including travel costs, costs associated with the Company’s annual convention and other events, rent expense and professional fees that are incurred in connection with marketing, expanding, and supporting the Company’s franchise and brokerage operations.

Cash and Cash Equivalents

Cash and cash equivalents includes bank deposits, money market funds and other highly liquid investments purchased with an original purchase maturity of three months or less.

Escrow Cash—Restricted and Escrow Liabilities

Escrow cash—restricted and escrow liabilities on the Consolidated Balance Sheets reflect cash deposits received and held in escrow on pending sales of real estate properties prior to closing.

Accounts and Notes Receivable

Trade accounts receivable from the Company’s franchise operations are recorded at the time the Company is entitled to bill under the terms of the franchise agreements and other contractual arrangements and do not bear interest. The Company provides limited financing of certain franchise sales through the issuance of notes receivable that generally bear interest at a rate of prime plus 2%, which is fixed at the inception of the note with the associated earnings recorded in “Interest income” in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). Amounts collected on notes receivable are included in “Net cash provided by operating activities” in the Consolidated Statements of Cash Flows.

In circumstances where the Company has the contractual right to bill its franchisees, but where collectability is not sufficiently assured, the Company records a receivable and deferred revenue, which amounted to $1,870,000 and $1,820,000 as of December 31, 2011 and 2012, respectively.

The Company records allowances against its accounts and notes receivable balances for estimated probable losses. Increases and decreases in the allowance for doubtful accounts are established based upon changes in the credit quality of receivables for which revenue has been recognized and are included as a component of “Selling, operating and administrative expenses” in the Consolidated Statements of Operations and Comprehensive Income (Loss). The allowance for doubtful accounts and notes receivables are the Company’s best estimate of the amount of probable credit losses, and is based on historical experience, industry and general economic conditions, and the attributes of specific accounts. The Company’s reserve for accounts and notes receivable where collectability is remote is related to accounts and notes receivables for which revenue has not been recognized and is increased, with a corresponding reduction to deferred revenue, after the Company has determined that the potential for recovery is considered remote. Subsequently, if amounts contractually due from such accounts are collected, revenue is recognized on a cash basis. During the years ended December 31, 2010, 2011, and 2012, the Company recognized revenue of $868,000, $376,000 and $628,000, respectively upon the receipt of cash payments related to amounts that were contractually billed but for which collectability was either not sufficiently assured or considered remote.

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Notes to Consolidated Financial Statements (continued)

The activity in the Company’s allowances against accounts and notes receivable consists of the following:

	Balance at beginning of period	Additions Charges to cost and expense for allowances for doubtful accounts	Adjustments Adjustments (to)/from deferred revenue, net, for accounts where collectibility is remote	Deductions Write-offs	Balance at end of period
Year ended December 31, 2010	4,791	899	618	(1,830)	4,478
Year ended December 31, 2011	4,478	728	444	(797)	4,853
Year ended December 31, 2012	4,853	611	170	(1,721)	3,913

For the years ended December 31, 2010, 2011, and 2012, bad debt expense related to trade accounts and notes receivable was $899,000, $728,000, and $611,000, respectively, and is reflected in “Selling, operating and administrative expenses” in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

Foreign Operations and Foreign Currency Translation

The Company, directly and through franchisees, conducts operations in the United States, Canada, Mexico, the Caribbean, Central America, South America, the Middle East, Europe, India, China, Thailand, Indonesia, South Africa, Australia, New Zealand, and Singapore. During 2012, the Company sold substantially all of the assets of its previously owned and operated regional franchising operations located in Eastern Australia and New Zealand. As a result, as of December 31, 2012, the only consolidated foreign subsidiaries where the Company directly conducted franchise operations were in Western Canada, the Caribbean and Central America.

The functional currency for the Company’s consolidated foreign subsidiaries is the applicable local currency for each foreign subsidiary. Assets and liabilities of foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations and cash flows are translated at the average exchange rates in effect during the applicable period. Exchange rate fluctuations on translating consolidated foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded as a component of “Accumulated other comprehensive income”, a separate component of member’s deficit, and periodic changes are included in comprehensive income (loss). When the Company sells a part or all of its investment in a foreign entity resulting in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided, it releases any related cumulative translation adjustment into net income.

Transactions denominated in currencies other than the Company’s or the Company’s consolidated foreign subsidiaries functional currencies are recorded based on exchange rates at the time such transactions arise. Changes in exchange rates with respect to amounts recorded in the accompanying Consolidated Balance Sheets related to these non-functional currency transactions result in transaction gains and losses that are reflected in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) as “Foreign currency transaction (gains) losses, net.”

Property and Equipment

Property and equipment (including leasehold improvements) are initially recorded at cost. Depreciation is provided for on a straight-line method over the estimated useful lives of each asset class and commences

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Notes to Consolidated Financial Statements (continued)

when property is placed in service. Amortization of leasehold improvements is provided on a straight-line method over the estimated benefit period of the related assets or the lease term, if shorter.

Franchise Agreements and Other Intangible Assets

The Company’s franchise agreements result from reacquired franchise rights, and are initially recorded based on the remaining contractual term of the franchise agreement and do not consider potential renewals in the determination of fair value. The Company amortizes the franchise agreements over their remaining contractual term on a straight-line basis.

The Company also purchases and develops software for internal use. Software development costs are capitalized once technological feasibility of the software has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed all planning and design activities that are necessary to determine that the software can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available for general use. Software development costs are generally amortized over a term of three years, its estimated useful life. Purchased software licenses are amortized over their estimated useful lives.

In addition, the Company has trademark intangible assets related to the RE/MAX brand. The Company’s trademarks are amortized on a straight-line basis over their estimated useful lives.

The Company reviews its franchise agreements and other intangible assets subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated from such asset. Any excess of the carrying amount of an asset that exceeded its estimated cash flows would be charged to operations as an impairment loss. As of December 31, 2010, 2011 and 2012, there were no impairments indicated for such assets.

Goodwill

Goodwill is an asset representing the future economic benefits arising from the other assets acquired in a business combination that are not individually identified and separately recognized. The Company assesses goodwill for impairment at least annually or whenever an event occurs or circumstances change that would indicate an impairment may have occurred at the reporting unit level. Reporting units are driven by the level at which management reviews operating results and are one level below the operating segment. The Company performs its required impairment testing annually on August 31.

During 2011, the Company early adopted the provisions of Accounting Standards Update (ASU) 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If the Company determines in the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the standard two-step quantitative impairment test is performed.

Under the quantitative impairment test, the Company determines the fair value of its reporting units utilizing the Company’s best estimate of future revenue, operating expenses, cash flows, market and general economic conditions as well as assumptions that it believes marketplace participants would utilize,

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Notes to Consolidated Financial Statements (continued)

including discount rates, cost of capital, and long term growth rates. When available and as appropriate, the Company uses comparative market multiples and other factors in its analyses. If the carrying value of a reporting unit were to exceed its fair value, the Company would then compare the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying amount would be charged to operations as an impairment loss. Any changes in key assumptions about future cash flows, or changes in market conditions or other external events, could result in future impairment charges and such charges could have a material adverse effect on the Company’s consolidated financial statements.

During 2010, 2011 and 2012, the Company performed its annual assessment of goodwill and the fair value of the Company’s reporting units significantly exceeded the carrying value. Thus, no indicators of impairment existed.

Investments in Equity-Method Investees

The investments in entities in which the Company does not have a controlling interest (financial or operating), but where it has the ability to exercise significant influence over operating and financial policies of an investee are accounted for using the equity method.

The primary equity-method investment of the Company is a 50% interest in a residential mortgage operation and is recorded as “Investments in equity investees” in the accompanying Consolidated Balance Sheets. As the Company exerts significant influence over this investment, but does not control it, the Company records its share of earnings and distributions from this investment using the equity method of accounting. The excess of cost of the investment over the Company’s share of the investee’s net assets at the acquisition date is considered to be goodwill. The Company would recognize an impairment loss when there is a loss in value in the equity-method investment, which is other than temporary.

Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability as of the measurement date.

The carrying amounts for many of the Company’s financial instruments, including cash and cash equivalents, escrow cash – restricted, accounts receivable and notes receivable, accounts payable, and escrow liabilities approximate fair value due to their short maturities. The estimated fair value of the Company’s debt represents the amounts that would be paid to transfer or redeem the debt in an orderly

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Notes to Consolidated Financial Statements (continued)

transaction between market participants and maximizes the use of observable inputs. For disclosures related to the fair value measurement of the Company’s debt, see Note 9, Debt. No non-recurring fair value adjustments were recorded during the years ended December 31, 2011 and 2012, except those associated with acquisitions, as disclosed in Note 6, Acquisitions and Dispositions.

Derivative Instruments and Hedging Activities

Subsequent to April 16, 2010, the Company had no derivative instruments. Prior to that date, the Company used derivatives designated as a hedge of the variability of cash flows to be paid related to a recognized liability to minimize its exposure to changes in interest rates. All derivative instruments were recorded as either assets or liabilities in the Consolidated Balance Sheets at their respective fair values and the effective portion of the gain or loss on the derivative was reported as a component of “Other Comprehensive Income (Loss)” and reclassified into earnings in the same period or periods during which the hedged transaction affected earnings. Gains and losses on the derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness were recognized in current earnings.

For all hedging relationships, the Company formally documented the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk would be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assessed, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that were used in the hedging relationships were highly effective in offsetting changes in cash flows of hedged items.

Income Taxes

The Company is a “flow-through” entity for tax purposes. As such, U.S. federal and state income taxes on net domestic taxable earnings are the obligation of the Company’s members. Accordingly, no provision for U.S. income taxes has been made in the accompanying consolidated financial statements. In contrast to the Company’s domestic entities, the Company’s subsidiaries that operate in foreign jurisdictions are taxable entities. Income taxes incurred by the subsidiaries that operate in foreign jurisdictions are recorded in the “Provision for income taxes” line item in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). Pre-tax income from subsidiaries that operate in foreign jurisdictions was $6,478,000, $7,063,000 and $5,498,000 for the years ended December 31, 2010, 2011, and 2012, respectively. Deferred income taxes of the Company’s consolidated subsidiaries that operate in foreign jurisdictions are determined under the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement carrying amounts and income tax bases of the foreign subsidiaries’ assets and liabilities using currently enacted tax rates. The Company’s deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the Company’s provision for income taxes and increases to the valuation allowance result in additional provision for income taxes. The Company does not currently have any significant deferred tax assets or liabilities associated with its foreign subsidiaries.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the

RMCO, LLC

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Notes to Consolidated Financial Statements (continued)

change in judgment occurs. The Company does not believe it has any significant uncertain tax positions. Accordingly, the Company did not record any adjustments or recognize interest expense for uncertain tax positions for the years ended December 31, 2010, 2011, and 2012. In the future, if uncertain tax positions arise, interest and penalties will be accrued and included in the “Provision for Income Taxes.”

Unit Option Plan

The Company recognizes compensation expense associated with unit option awards as a cost in the financial statements. Unit option awards are measured at the estimated grant-date fair value of the award. The Company estimates grant-date fair value using the Black-Scholes-Merton option pricing model and recognizes compensation cost on a straight-line basis over the requisite service period of the award. Equity-based compensation cost amounting to approximately $1,089,000 is included in “Selling, operating and administrative expenses” in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2012. Prior to 2012, there were no unit options issued under the unit option plan.

Recent Accounting Pronouncements

Under the Jumpstart Our Business Startups Act (JOBS Act), the Company believes it meets the definition of an emerging growth company. The Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In March 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (ASU 2013-05). This amendment clarifies the applicable guidance for the release of cumulative translation adjustment into net earnings. When an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity, the entity is required to apply the guidance in FASB Accounting Standards Codification (ASC) Topic 830-30 to release any related cumulative translation adjustment into net earnings. ASU 2013-05 is effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity has the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of operations by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. As permitted, the Company early adopted the provisions of ASU 2011-05 as of December 31, 2011, except for changes that relate only to the presentation of reclassification adjustments, for which the Company adopted the provisions of ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income in the first quarter of 2013. Components of net income and comprehensive income are presented in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

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Notes to Consolidated Financial Statements (continued)

(3)	Variable Interest Entities

BMFB Partners, LLC

During 2005, BMFB Partners, LLC (BMFB) was formed for the purpose of constructing an office building. The members of BMFB are also controlling stockholders of RIHI, Inc. (RIHI), one of the Company’s members. The Company executed a master lease for the building with BMFB and took occupancy in January 2007.

Through April 15, 2010, BMFB was dependent on the Company, via the master lease, for its primary source of revenue; as such, BMFB was considered a VIE. The Company determined that it was the primary beneficiary of the VIE and, therefore, included the accounts of BMFB in its consolidated financial statements through April 15, 2010. Effective April 15, 2010, BMFB sold the office building and related land to an unrelated third party and terminated the master lease with the Company. As a result, the Company deconsolidated BMFB as of April 15, 2010. See Note 5, Property and Equipment, for additional information related to the sale of the office building and related land.

For the period from January 1, 2010 to April 15, 2010, the income statement for BMFB is summarized as follows (in thousands):

BMFB
Revenues:
Other income	$1,329

Total revenues	1,329

Operating costs and expenses:
Operating expenses	1,015
Depreciation	865

Total operating costs and expenses	1,880

Operating loss	(551)
Other expenses:
Interest expense	(5,071)
Loss on extinguishment of debt	(675)
Loss on sale of assets, net	(3,762)

Net loss	$(10,059)

(4)	Derivative Instruments and Hedging Activities

Prior to April 16, 2010, the Company used interest-rate-related derivative instruments to manage interest rate exposure on certain variable-rate debt instruments, which were repaid in full during 2010. In connection therewith, the Company was subject to credit and market risks. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. The Company minimized counterparty credit risk in derivative instruments by entering into transactions with counterparties with high credit quality. As part of the Company’s ongoing control procedures, it monitored the credit ratings of counterparties and the Company’s exposure to any single counterparty, which the Company believes minimized credit risk concentration. Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates. The market risk associated with interest rate contracts was managed by limiting the types and degree of market risk undertaken.

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Notes to Consolidated Financial Statements (continued)

Changes in the fair value of interest rate derivatives designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations were reported in accumulated other comprehensive income. These amounts subsequently were reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affected earnings.

The Company entered into a LIBOR-based interest rate swap agreement with a notional amount of $147,500,000 to manage fluctuations in cash flows resulting from changes in the benchmark LIBOR interest rate associated with the Company’s previous debt facility. The swap expired in April 2010 within three days of the Company’s repayment of all amounts outstanding under its previous debt facility. As a result, the termination payment was minimal.

During 2005, BMFB entered into an interest rate swap and interest rate cap, with a notional amount of $59,300,000 in the aggregate, to hedge forecasted cash flows associated with the variable-rate interest payments on BMFB’s note payable. The expiration dates of the swap and cap were April 1, 2014 and 2012, respectively. During the first quarter of 2010, the Company discontinued hedge accounting prospectively when the derivatives were de-designated as a hedging instrument because the hedged forecasted transactions were no longer probable of occurring. As a result, the Company reclassified $3,289,000 of unrealized losses previously deferred in other comprehensive income (loss) into earnings as an increase to interest expense in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). The Company recognized a loss of $399,000 in earnings as an increase to interest expense for the changes in fair value from the time hedge accounting was discontinued until the date the derivative contract was terminated. The interest rate swap was terminated, as of April 16, 2010, upon repayment of BMFB’s related note payable, resulting in a net cash payment of $3,720,000.

During 2010, the Company discontinued hedge accounting prospectively when the aforementioned derivatives were dedesignated as hedging instruments because the hedged forecasted transactions were either terminated or no longer probable of occurring.

The following table presents the effect of derivative instruments on the Company’s Consolidated Statements of Operations and Comprehensive Income for the year ended December 31 (in thousands):

2010
Interest rate derivatives:
Amount of loss recognized in other comprehensive income on derivatives	$722
Location of amount reclassified from accumulated other comprehensive income into income (effective and ineffective portions)	Interest expense
Amount of loss reclassified from accumulated other comprehensive income into income (effective portion)	$1,798
Amount of loss recognized in income on derivative (reclassification due to forecasted transactions no longer probable of occurring)	$3,289

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Notes to Consolidated Financial Statements (continued)

(5)	Property and Equipment

Property and equipment consist of the following at December 31 (in thousands):

	Depreciable life	2011	2012
Leasehold improvements	Shorter of estimated useful life or life of lease	$2,409	$2,388
Office furniture, fixtures, and equipment	3–10 years	20,135	19,274
Equipment under capital leases	3–5 years	2,115	2,096

		24,659	23,758
Less accumulated depreciation		(19,493)	(20,426)

		$5,166	$3,332

During 2010, BMFB sold its office building, and related land, to an unrelated third party and terminated the master lease with the Company. Subsequently, the Company entered into a new lease with an unrelated third-party purchaser, with no lapse in occupancy. See Note 12, Commitments and Contingencies, for additional information related to the Company’s new lease. The transaction was accounted for as a normal sale-leaseback and BMFB recorded a loss on the sale of the office building of approximately $3,762,000. Proceeds received by the Company from the sale were used to pay off the related real estate note payable, with the remainder used to repay a portion of the subordinated debt. See Note 9, Debt, for additional information related to the subordinated debt facility.

Depreciation expense was $3,535,000, $2,654,000 and $2,319,000 for the years ended December 31, 2010, 2011 and 2012, respectively.

(6)	Acquisitions and Dispositions

Acquisitions

Acquisition of RE/MAX of Texas

Effective December 31, 2012, the Company acquired certain assets of RE/MAX/KEMCO Partnership L.P. d/b/a RE/MAX of Texas (RE/MAX of Texas), including its rights under the regional franchise agreements, issued by the Company, permitting the sale of RE/MAX franchises in the state of Texas. The Company acquired these assets in order to expand its owned and operated regional franchising operations. The purchase price was $45,500,000 and was paid in cash using proceeds provided from borrowings. The assets acquired constitute a business that was accounted for using the acquisition method of accounting, whereby the total purchase price was allocated to the assets acquired based on their estimated fair values. The excess of the total purchase price over the fair value of the identifiable assets acquired was recorded as goodwill. The goodwill recognized for RE/MAX of Texas is attributable to expected synergies and projected long-term revenue growth and relates entirely to the Real Estate Franchise Services segment.

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Notes to Consolidated Financial Statements (continued)

Purchase Price Allocation

The following table summarizes the estimated fair value of the assets acquired at the acquisition date (in thousands):

Accounts and notes receivable, net	$122
Franchise agreements	15,200
Goodwill	30,178

Total purchase price	$45,500

The valuation of acquired regional franchise agreements was derived using primarily unobservable Level 3 inputs, which require significant management judgment and estimation. The regional franchise agreements acquired were valued using an income approach and are being amortized over the remaining contractual terms of approximately four years, using the straight-line method. For the remaining assets acquired, fair value approximated carrying value.

Unaudited Pro Forma Financial Information

The following Unaudited Pro Forma Financial Information reflects the consolidated results of operations of the Company as if the acquisition of RE/MAX Texas had occurred as of the beginning of each of the periods presented. The historical financial information has been adjusted to give effect to events that are (1) directly attributed to the acquisition, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. Such items include interest expense related to debt issued to fund the acquisition as well as additional amortization expense associated with the valuation of acquired franchise agreement. This unaudited pro forma financial information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the acquisition had actually occurred in the respective period, nor of the results that may be obtained in the future.

	(Unaudited) Twelve months ended December 31,
	2011	2012
	(in thousands)
Total revenue	$146,223	$151,284
Net income	22,101	31,664

Acquisition of RE/MAX of Colorado, Inc.

Effective December 31, 2011, the Company acquired the net assets, excluding cash, of RE/MAX of Colorado, Inc. for consideration paid of $15,894,000. The Company acquired the net assets in order to expand its owned and operated regional franchising operations. The net assets acquired included the regional franchise agreement issued by the Company, permitting the sale of RE/MAX franchises in the states of Colorado, Utah, Wyoming, North Dakota, and South Dakota. The Company’s Chairman and Vice Chairman were the sole stockholders of RE/MAX of Colorado, Inc. Accordingly, the Company accounted for the transfer of net assets as a combination of entities under common control. All acquired assets and liabilities recognized in the balance sheets of each combining entity were carried forward to the balance sheet of the combined entity, at their respective carrying amounts, and no other assets were recognized as a result of the combination. In addition, the combination of entities under common control was presented in the accompanying consolidated financial statements as if it had always been combined. The consideration paid was recognized at December 31, 2011, with an offsetting adjustment to equity.

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Notes to Consolidated Financial Statements (continued)

Dispositions

Disposition of RE/MAX Australia Franchising Pty Ltd. and RE/MAX New Zealand Ltd.

During 2012, the Company sold substantially all of the assets of its owned and operated regional franchising operations located in Eastern Australia and New Zealand for a net purchase price of approximately $217,000. The Company recognized losses on the sale of the assets of the two regions amounting to approximately $1,111,000 and $612,000, respectively, which are reflected in (loss) gain on sale of assets in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) ended December 31, 2012. The losses recorded include approximately $1,149,000 related to goodwill derecognized upon the sale of the related assets. In connection with the sale of the assets, the Company entered into separate regional franchise agreements with the purchaser, under which the Company will receive ongoing monthly continuing franchise fees, broker fees, and franchise sales revenue. The term of each of the regional franchise agreements is 20 years with an option by the Company to renew for an additional 20-year term.

(7)	Intangible Assets and Goodwill

The following table provides the components of the Company’s intangible assets (in thousands):

		December 31, 2011		December 31, 2012
	Initial Weighted Average Amortization Period (in years)	Initial Cost	Accumulated Amortization	Initial Cost	Accumulated Amortization
Franchise agreements	11.8	$129,325	$(57,108)	$139,827	$(61,489)
Other intangible assets:
Software	4.3	$6,211	$(5,559)	$7,158	$(5,942)
Trademarks	15.0	2,554	(954)	2,716	(1,111)

Total other intangible assets		$8,765	$(6,513)	$9,874	$(7,053)

Amortization expense was $13,200,000, $11,819,000 and $9,771,000 for the years ended December 31, 2010, 2011, and 2012, respectively.

The estimated future amortization of intangible assets, other than goodwill, is as follows (in thousands):

Year ending December 31:
2013	$12,570
2014	12,464
2015	12,253
2016	12,015
2017	8,154
Thereafter	23,703

$81,159

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Notes to Consolidated Financial Statements (continued)

Amounts recorded as goodwill in the Company’s accompanying Consolidated Balance Sheets are attributable to the Real Estate Franchise Services segment. The following table presents changes to goodwill for the years ended December 31, 2011 and 2012 (in thousands):

Balance, January 1, 2011	$41,963
Effect of changes in foreign currency exchange rates	(81)

Balance, December 31, 2011	41,882
Goodwill derecognized upon sale of related assets	(1,149)
Goodwill recognized in acquisition	30,178
Effect of changes in foreign currency exchange rates	128

Balance, December 31, 2012	$71,039

(8)	Accrued Liabilities

Accrued liabilities consist of the following at December 31 (in thousands):

	2011	2012
Accrued payroll and related employee costs	$3,603	$4,542
Accrued taxes	1,477	1,609
Lease-related accruals	928	776
Accrued professional fees	478	693
Other	1,526	1,777

	$8,012	$9,397

(9)	Debt

Debt consists of the following as of December 31 (in thousands):

	2011	2012
Senior secured credit facility, principal of $650 payable quarterly, matures in April 2016, net of unamortized discount of $1,564 and $1,192, respectively	$195,340	$232,326
Less current portion	(8,274)	(10,600)

	$187,066	$221,726

Maturities of debt are as follows (in thousands):

Year ending December 31:
2013	$10,600
2014	2,600
2015	2,600
2016	217,718
2017	—
Thereafter	—

$233,518

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Senior Secured Credit Facility

On April 16, 2010, the Company entered into a credit agreement with several lenders and administered by a bank, collectively referred to herein as “The Senior Secured Credit Facility.” The Senior Secured Credit Facility consists of a $215,000,000 term loan facility and a $10,000,000 revolving loan facility. The proceeds provided by the term loan facility along with Company cash on hand, including cash contributed by a member, were used by the Company to extinguish the Senior Debt Facility previously held.

On December 31, 2012, the Senior Secured Credit Facility was amended providing for an additional term loan in an aggregate principal amount equal to $45,000,000. The proceeds were used to fund the acquisition of certain assets of RE/MAX of Texas. See Note 6, Acquisitions and Dispositions, for additional disclosures regarding this acquisition. The Senior Secured Credit Facility, as amended in December 2012, restricts the aggregate acquisition consideration for permitted acquisitions to $15,000,000 in any of the fiscal years ended in 2010, 2011, and 2012 or $25,000,000 in any fiscal year thereafter. Any unused amounts may be carried over to subsequent years to be used as additional expenditures for permitted acquisitions. The amended credit agreement excludes the acquisition of certain assets of RE/MAX of Texas from the $15,000,000 acquisition consideration limit.

The Company capitalized $697,000 in costs in connection with the amending the Senior Secured Credit Facility during 2012. The fees are classified as Debt Issuance Costs within the accompanying Consolidated Balance Sheets and are amortized using the effective interest method as an adjustment to interest expense over the remaining life of the Senior Secured Credit Facilities.

Interest rates with respect to the term and revolving loans under the Senior Secured Credit Facility are based, at the Company’s option, on (a) adjusted LIBOR, provided that LIBOR shall be no less than 1.75%, plus an applicable margin of 3.75% or (b) the greater of the (1) JPMorgan Chase Bank, N.A.’s prime rate, (2) Federal Funds Effective Rate plus 0.5%, or (3) calculated Eurodollar Rate plus 1.0% (ABR); in each instance, plus an applicable margin of 2.75%. Any loans based on the Eurodollar rate or LIBOR (Eurodollar loan), the longest interest rate period that may be selected by the Company is 180 days. However, if agreed to by all lenders, a period of 270 or 360 days may be selected. The interest rate payable on the term loan facility at December 31, 2011 and 2012 was 5.5%, which was based on the minimum LIBOR 1.75% plus the applicable margin of 3.75%. The weighted average interest rate payable on the term loan facility, including amortization of the debt discount and issuance costs, was 6.30%, 6.23%, and 6.23% for the years ended December 31, 2010, 2011, and 2012, respectively.

Mandatory quarterly principal payments of $650,000 are due through April 16, 2016, at which time a final payment of approximately $217,068,000 is due. This final payment is reduced by any Excess Cash Flow principal payments or optional prepayments. Additionally, the Company is required to make principal payments out of Excess Cash Flow, as defined, as well as from the proceeds of certain asset sales, proceeds from the issuance of indebtedness and from insurance recoveries.

During 2011 and 2012, the Company made an Excess Cash Flow principal payment, in conjunction with the Senior Secured Credit Facility, amounting to approximately $14,333,500 and $6,123,500, respectively. The Company accounted for the Excess Cash Flow principal payment as an early extinguishment of debt and recorded a loss during 2011 and 2012 of approximately $384,000 and $136,000, respectively, related to unamortized debt discount and issuance costs. The amended credit agreement requires the Company to make an Excess Cash Flow principal payment during 2013 amounting to the greater of (i) the amount calculated as defined by the credit agreement and (ii) $8,000,000. The Company made the Excess Cash

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Flow payment in the amount of $8,000,000 during the first quarter of 2013. These amounts are included in the current portion of debt on the accompanying consolidated balance sheets as of December 31, 2011 and 2012. Such payments reduce the amount of the final payment due upon maturity.

The Company may make optional prepayments of the term loan at any time; however, no such optional prepayments were made during the years ended December 31, 2011 and 2012.

The Senior Secured Credit Facility is secured by substantially all assets of the Company. Additionally, the repayments are guaranteed, jointly and severally, by specific subsidiaries of the Company, generally the Company’s owned regional franchise operations.

The Senior Secured Credit Facility requires compliance with certain operational covenants (including restrictions on, among other things, capital expenditures, additional indebtedness, advances to affiliated companies, fundamental changes such as mergers, consolidations or liquidations, disposition of property, and making restricted payments) and financial covenants (including interest coverage and leverage ratios), commencing with the quarter ended June 30, 2010 and ending on the term loan maturity date. The Senior Secured Credit Facility contains certain provisions that constitute an event of default including default on other debt agreements held by the Company. At December 31, 2012, and through the date that these consolidated financial statements were issued, the Company was in compliance with all such covenants.

The Company had no borrowings drawn on the revolving loan facility during the years ended December 31, 2010, 2011, and 2012. The Company must pay a quarterly commitment fee equal to 0.5% on the average daily amount of the unused portion of the revolving loan facility.

The fair value of the Company’s debt was estimated using a market approach based on the amount at the measurement date that the Company would receive to enter into the identical liability, since quoted prices for the Company’s debt instruments are not available. As a result, the Company has classified the fair value of its senior secured credit facility as Level 2 of the fair value hierarchy. The carrying amounts of the Company’s Senior Secured Credit Facility are included in the Consolidated Balance Sheets in “Current portion of debt,” and “Debt, net of current portion.” The carrying value of the Senior Secured Credit Facility was $195,340,000 and $232,326,000 as of December 31, 2011 and 2012, respectively. The fair value of the Senior Secured Credit Facility was $194,935,000 and $233,046,000 as of December 31, 2011 and 2012, respectively.

Senior Debt Facility

As of April 16, 2010, the Senior Debt Facility entered into on December 17, 2007 was repaid in full using the proceeds of the new Senior Secured Credit Facility, along with Company cash on hand. The Company accounted for the repayment as an early extinguishment of debt and recorded a loss of approximately $17,051,000 related to unamortized debt discount and issuance costs.

During 2010, the Company made an Excess Cash Flow principal payment, in conjunction with the repaid Senior Debt Facility, amounting to approximately $6,700,000. The Company accounted for the Excess Cash Flow principal payment as an early extinguishment of debt and recorded a loss of approximately $435,000 related to unamortized debt discount and issuance costs.

Real Estate Note Payable

As of April 16, 2010, the real estate note payable entered into by BMFB in March 2007 was repaid in full using the proceeds received from the sale of the office building, and related land. The Company accounted

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

for the repayment as an early extinguishment of debt and recorded a loss of approximately $675,000 related to unamortized debt issuance costs.

Subordinated Debt

During April 2010, the subordinated debt, payable to the members of a consolidated VIE who are controlling stockholders of RIHI, Inc. as described in Note 3, Variable Interest Entities, was partially repaid using proceeds from the sale of the office building, and related land. The remaining unpaid balance and accrued interest amounting to approximately $4,718,000 was forgiven by the members of the consolidated VIE and recorded as a capital transaction, therefore, increasing the noncontrolling interest of the Company.

(10)	Redeemable Preferred Units and Members’ Deficit

During April 2010, RIHI (formerly named “RE/MAX International Holdings, Inc.”) transferred all of its ownership interests to RMCO, LLC in exchange for 847,500 Class B common units and 37,500 Class A preferred units. The Company accounted for the transaction as a transfer of assets among entities under common control. All assets and liabilities recognized in the balance sheet were carried forward, at their respective carrying amounts, and no other assets were recognized as a result of the transfer. In addition, the transfer of ownership interests between the entities under common control was accounted for as if the transfer occurred prior to the earliest period presented in the accompanying consolidated financial statements.

On April 16, 2010, the Company issued 112,500 preferred units to Weston Presidio, an investment firm, for proceeds of $30,000,000. In addition, RIHI sold 37,500 preferred units to Weston Presidio for proceeds of $10,000,000.

Redeemable Preferred Units

At December 31, 2012, the Company had one series of redeemable preferred units outstanding (Class A preferred units) with an initial optional redemption date of April 16, 2014. The total number of authorized Class A preferred units is 150,000. All authorized Class A preferred units are issued and outstanding with no par value and are held by Weston Presidio. As the holder of the outstanding Class A preferred units, Weston Presidio has voting rights and is entitled to receive a cumulative preferential yield of 10% per annum. Additionally, Weston Presidio has a liquidation preference of $52,900,000 and $49,500,000 as of December 31, 2011 and 2012, respectively, plus a pro rata percentage of the value of the Company after taking into account the Class A preference. As of December 31, 2011 and 2012, the accumulated unpaid preferential yield amounted to $2,695,000 and $4,282,000 or $17.97 per unit and $28.55 per unit, respectively. The preferred units also carry a stated return amounting to approximately $882,000 or $5.88235 per unit. Weston Presidio has preferential treatment related to distributions, with certain exceptions defined by the Agreement. In general, the order and priority of distributions, as defined by and as specified in the Agreement, is as follows: first, to the Class A preferred unitholders, an amount equal to the aggregate unpaid Class A preferred yield; second, to the Class A preferred unitholders, an amount equal to the aggregate unreturned capital; third, to the Class A preferred unitholders, an amount equal to the excess, if any of $58,564,000, over the aggregate amount of prior distributions constituting a payment of Class A preferred yield or unreturned capital; and fourth, to the holders of Class A and Class B units in proportion to the number of units held by such holder.

For purposes of determining the relative distribution entitlements of the Company’s Class A preferred units and Class B common units, certain exceptions exist that account for previous tax distributions and adjusted excess cash flow distributions, as defined by the RMCO, LLC Third Amended and Restated Limited Liability Company

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Agreement (the Agreement). Pursuant to the Agreement, the Company is obligated to make tax distributions to members to enable each member to discharge such member’s annual United States federal, state and local income tax liabilities arising from allocations made pursuant to the Agreement. In general, subject to certain exceptions set forth in the Agreement, any tax distribution made by the Company to a member shall be applied against and reduce the amount which any member would otherwise be entitled to receive.

The Agreement also provides that adjusted excess cash flow distributions shall be made to the holders of Class B common units in an amount equal to the lesser of (1) the amount of excess cash flow not required to be paid as a mandatory prepayment pursuant to the senior secured credit facility and (2) $5,000,000 for fiscal year 2010 and $8,000,000 for subsequent fiscal years. In connection with each adjusted excess cash flow distribution, Weston Presidio, in its capacity as the only holder of the Class A preferred units, is entitled to receive an increase in aggregate unreturned capital with respect to the Class A preferred units outstanding equal to the product of the adjusted excess cash flow distribution and a fraction, the numerator of which is the aggregate number of Class A preferred units outstanding, and the denominator of which is the aggregate number of Class B common units outstanding immediately prior to such adjusted excess cash flow distribution. The increases in Class A preferred units unreturned capital related to its portion of the adjusted excess cash flow distribution were $0, $882,000, and $1,081,000 as of December 31, 2010, 2011, and 2012, respectively. Distributions on the Class A preferred units are payable when, and if, they have been declared by the Board of Managers, out of funds available for the payment of distributions.

Issuance costs amounting to approximately $1,244,000 were recorded as a reduction to the proceeds of the preferred units.

The Class A preferred units may be redeemed, at the option of Weston Presidio, four years after the issuance of those units. The cash redemption price with respect to Class A preferred units is based on the unpaid preferred yield, unreturned capital, and the then-current remaining fair market value of the Company, as defined by the Agreement, as adjusted for certain tax distributions treated as advances. The Company may fund the redemption price by initiating an initial public offering, a change of control transaction, or other financing arrangement. Upon either the occurrence of an initial public offering or a change of control transaction, distributions shall be made in the amounts and in the order and priority, as defined by the Agreement. In the event the Company initiates an initial public offering in order to fund the redemption of the Class A preferred units, a majority of the holders of Class A preferred unit may elect to maintain their percentage interest in the equity securities of the Company or of its successor corporation in lieu of cash payment. Redeemable preferred stock units in the accompanying consolidated financial statements are recorded based upon the estimated fair value of the Company as of each reporting date and the application of specific provisions as defined by the Agreement. Changes in the estimated redemption amount are recorded as accretion and charged against net income attributable to RMCO, LLC Class B common unitholders.

Common Units

The total number of authorized Class B common units is 900,000 of which 52,500 were reserved for issuance under a unit option plan. As of December 31, 2012, the Company has granted options for 31,500 Class B common units under its 2011 Unit Option Plan (the Plan) to certain employees of one of its wholly owned subsidiaries. See Note 11, Equity-Based Compensation, for further disclosure regarding the unit options granted by the Company during 2012. The remaining 847,500 authorized Class B common units are issued and outstanding with no par value and are held by RIHI. RIHI, in its capacity as a holder of Class B common units, has voting rights, is entitled to receive distributions, subject to certain limitations as defined by the Agreement, and, upon liquidation or dissolution, is entitled to receive assets available for distribution. All unit holders, including Weston Presidio as the holder of the Class A preferred units, have certain

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

preemptive rights as defined by the Agreement. There are no mandatory redemption or sinking fund provisions with respect to such Class B common units. The Class B common units are subordinate to the Class A preferred units, to the extent of the preference associated with such Class A units, with respect to distributions and rights upon liquidation, winding up, and dissolution of the Company.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes all changes in equity during a period that have yet to be recognized in income, except those resulting from transactions with shareholders. The major components include foreign currency translation adjustments and gains or losses from cash flow hedging activities. The assets and liabilities of the Company’s consolidated foreign subsidiaries whose functional currency is not the United States dollar are translated using the appropriate exchange rate as of the end of the year. Foreign currency translation adjustments represent unrealized gains and losses on assets and liabilities arising from the difference in the foreign country currency compared to the United States dollar. These gains and losses are accumulated in Comprehensive Income (Loss). When a foreign subsidiary is substantially liquidated, the cumulative translation gain or loss is removed from “Accumulated other comprehensive income” and is recognized as a component of the gain or loss on the sale of the subsidiary. The effective portion of the change in fair value of derivatives that qualified as cash flow hedges are recorded in “Accumulated other comprehensive income.” Generally, amounts are recognized in income when the related forecasted transaction affects earnings. See Note 4 for further discussion.

As of December 31, 2011 and 2012, the ending balance in “Accumulated other comprehensive income” of $1,902,000 and $1,747,000, respectively, was entirely related to foreign currency translation adjustments.

(11)	Equity-Based Compensation Plan

During 2012, the Company adopted an equity-based compensation plan (the Plan) pursuant to which the Company’s Board of Managers may grant unit options. As of December 31, 2012, the Company has only granted options settleable in units. The Plan authorizes grants to purchase up to 52,500 units of authorized but unissued common units. Under the terms of the Plan, the exercise price of options granted under the Plan can be no less than the fair value of the underlying security on the date of grant. The term of the option cannot exceed 10 years, and the options will vest as specified in the respective option grant agreements. At December 31, 2012, there were 21,000 additional unit options available for the Company to grant under the Plan.

The grant-date fair value of each option award was estimated using the Black-Scholes-Merton option pricing model. The assumptions for 2012 grants are provided in the following table. The Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term of the option. As such, the “simplified” method as outlined in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110 was used to derive the expected term. Since the Company’s units are not publicly traded and its units are not traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant.

2012
Valuation assumptions:
Expected dividend yield	—%
Expected volatility	78.0%
Expected term (years)	5.1
Risk-free interest rate	0.75%

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Unit option activity during the period indicated is as follows:

	Number of units	Exercise price	Remaining contractual term
Balance at January 1, 2012	—	$—	—
Granted	31,500	90.08	9.9 years
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Balance at December 31, 2012	31,500	$90.08	9.9 years

Exercisable at December 31, 2012	15,750	$90.08	9.9 years

A portion of the options granted in 2012 was vested on the grant date, with the remaining options vesting on June 15, 2013. The total fair value of options vested during the year ended December 31, 2012 was approximately $895,000. As of December 31, 2012, there was approximately $701,000 of total unrecognized compensation cost related to unit options granted under the Plan. The cost is expected to be recognized over a period of 5.5 months. The grant-date estimated fair value of options granted during the year ended 2012 was $56.83.

(12)	Commitments and Contingencies

Commitments

The Company leases offices and equipment under noncancelable operating leases, subject to certain provisions for renewal options and escalation clauses. Future minimum payments (including those allocated to an affiliate) under these leases and commitments, net of payments under sublease agreements, are as follows (in thousands):

	Rent payments	Sublease receipts	Total cash outflows
Year ending December 31:
2013	$11,791	$(743)	$11,048
2014	10,849	(544)	10,305
2015	10,693	(194)	10,499
2016	9,774	(146)	9,628
2017	8,965	(30)	8,935
Thereafter	92,000	—	92,000

	$144,072	$(1,657)	$142,415

Minimum rent payments under noncancelable operating leases are recognized on a straight-line basis over the terms of the leases. Total rent expense excluding amounts related to loss on sublease was $11,279,000, $12,560,000, and $12,268,000 for the years ended December 31, 2010, 2011, and 2012, respectively, net of amounts recorded under sublease agreements of $792,000, $1,041,000, and $773,000, for the years ended December 31, 2010, 2011, and 2012, respectively.

During 2010, BMFB sold its office building and related land to an unrelated third party and terminated the master lease with the Company. Subsequently, the Company entered into a new eighteen (18) year lease with an unrelated third-party purchaser, with no lapse in occupancy (the Master Lease). The Company may,

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

at its option, extend the Master Lease for two renewal periods of 10 years. Under the terms of the lease, the Company pays an annual base rent, which escalates 3% each year, including the first optional renewal period. The first year of the second optional renewal period is at a fair market rental value, and the rent escalates 3% each year until expiration. The Company pays for operating expenses in connection with the ownership, maintenance, operation, upkeep, and repair of the leased space. The Company may assign or sublet an interest in the lease only with the approval of the landlord.

Upon entering into the Master Lease, the Company became the primary lessee for all facilities located on the headquarter property and issued subleases to two retail tenants already established on the property. The subleases range from 4,000 square feet to 10,500 square feet, have initial lease terms ranging from 5 to 10 years and renewal options ranging from two 5-year renewal options to nine 5-year renewal options. Anticipated revenue from these subleases exceeds the expected costs that will be incurred by the Company.

During March 2011, the Company entered into a sublease agreement with an unrelated third party to lease up to 20,000 square feet of the office space under its Master Lease. The estimated costs the Company expected to incur related to the subleased space exceeded the anticipated revenue the Company expected to receive under the sublease agreement. As such, the Company recorded a liability with the related loss on the sublease of approximately $1,932,000 recorded to “Selling, operating and administrative expenses” in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2011. The aforementioned loss and associated liability was attributable to the Company’s Real Estate Franchise Services operating segment. The liability was determined using a risk-free rate to discount the estimated future net cash flows, consisting of the minimum lease payments to the lessor, under the Master Lease, estimated executory costs related to the subleased space, and anticipated payments the Company expected to receive under the sublease agreement. In November 2012, the sublease was terminated prior to its expiration date. As a result, the Company commenced efforts to market the office space for sublease with a new tenant. As of December 31, 2012, a sublease agreement was not executed, as such, the Company did not record an adjustment to the existing liability related to the office space. As of December 31, 2011 and 2012, the short-term portion of the liability was approximately $256,000 and $351,000, respectively, and is included in “Accrued liabilities” in the accompanying Consolidated Balance Sheets. As of December 31, 2011 and 2012, the long-term portion of the liability was approximately $1,323,000 and $972,000, respectively, and is included in “Other liabilities” in the accompanying Consolidated Balance Sheets.

During 2008, the Company closed several real estate brokerage offices in the Pacific Northwest and Washington, DC areas of the United States of America. Subsequent to 2008, the Company closed four additional real estate brokerage offices in the Pacific Northwest and Washington, DC areas. In connection with these office closures, the Company abandoned office leases with remaining lease terms of 11 months to eight years. The Company recorded a liability, initially measured at its estimated fair value, for costs that will continue to be incurred under these contracts for the remaining lease terms with the related charge recorded to “Selling, operating and administrative expenses” in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). Further, during 2010, the Company agreed with the respective landlords to terminate four leases, which were previously abandoned and reoccupy a previously abandoned office space after the expiration of an active lease. The liability recorded related to these offices was reversed with the related recovery recorded to “Selling, operating and administrative expenses” in the accompanying consolidated financial statements. At December 31, 2011 and 2012, total future cash payments were estimated to be $2,583,000 and $1,061,000, respectively. This liability will be increased by accreting charges over the terms of the leases via charges to rent expense, based on discount rates ranging from 2.75% to 18.03%, and will be reduced by the actual lease payments made. The following table presents

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

a rollforward of the estimated fair value liability established for these costs, which are attributable to the Company’s Brokerage and Other activity, from January 1, 2011 to December 31, 2012 (in thousands):

Accruals at January 1, 2011	$2,010
Additional charges	132
Extinguishments	—
Accretion and adjustments	179
Payments	(1,146)

Accruals at December 31, 2011	1,175
Additional charges	—
Extinguishments	(301)
Accretion and adjustments	268
Payments	(722)

Accruals at December 31, 2012	$420

Litigation

The Company is subject to litigation claims arising in the ordinary course of business. The Company believes that it has adequately accrued for legal matters as appropriate. The Company records litigation accruals for legal matters which are both probable and estimable. For legal proceedings for which there is a reasonable possibility of loss (meaning those losses for which the likelihood is more than remote but less than probable), the Company has determined that it does not have material exposure, or it is unable to develop a range of reasonably possible losses.

Other Contingencies

The Company maintains a self-insurance program for health benefits. As of December 31, 2011 and 2012, the Company recorded a liability of $235,000 and $360,000, respectively, related to this program.

(13)	Guarantees

In July 2012, a subsidiary of the Company entered into a guarantee of performance by Tails, Inc. (d/b/a RE/MAX Central Atlantic Region) of all of the obligations under the franchise registration in the Commonwealth of Virginia, and all of the preopening obligations under the franchise agreements executed between July 23, 2012 and such time that this guarantee is no longer required by the Commonwealth of Virginia. The Company did not incur any payments under this guarantee in 2011 or 2012 and does not anticipate that it will incur any payments through the duration of the guarantee.

In May 2012, the Company entered into a guarantee of the full and prompt payment and performance when due of all obligations due to a financial institution under a commercial line-of-credit agreement and note entered into by the Company’s equity-method investee, in which the Company has a 50% interest. The term of the line-of-credit agreement is twelve months and the total amount of advances requested and unpaid principal balance cannot exceed $12,500,000. The line of credit bears interest at 0.50% over the financial institution’s base rate with a floor of 4.0%. The Company had entered into a similar guarantee during May 2011, which expired as of May 2012. The outstanding balance on the line of credit was approximately $1,893,000 and $9,285,000 as of December 31, 2011 and 2012, respectively. The Company did not incur any payments under this guarantee in 2012 or 2011 and does not anticipate that it will incur any payments through the duration of the guarantee.

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Defined-Contribution Savings Plan

The Company sponsors an employee retirement plan (401(k) Plan) that provides certain eligible employees of the Company an opportunity to accumulate funds for retirement. The Company provides matching contributions on a discretionary basis. During the years ended December 31, 2010, 2011, and 2012, the Company expensed $422,000, $397,000, and $462,000, respectively, for matching contributions to the 401(k) Plan.

(15)	Related-Party Transactions

The Company’s real estate brokerage operations pay advertising fees to regional and international advertising funds, which promote the RE/MAX brand. These advertising funds are corporations owned by a majority stockholder of RIHI, Inc. as trustee for RE/MAX agents. This stockholder does not receive any compensation from these corporations, as all funds received by the corporations are required to be spent on advertising for the respective regions. During the years ended December 31, 2010, 2011, and 2012, the Company’s real estate brokerage operations paid $1,386,000, $1,190,000, and $1,153,000 , respectively, to these advertising funds. These payments are included in “Selling, operating and administrative expenses” in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company’s real estate brokerage operations in the Washington, DC area pay regional continuing franchise fees, broker fees, and franchise sales revenue, as do all other RE/MAX franchisees, to a regional franchisor, Tails, Inc. dba RE/MAX Central Atlantic Region, Inc. Several of the Company’s officers and stockholders of RIHI, Inc. are also stockholders and officers of Tails, Inc. During the years ended December 31, 2010, 2011, and 2012, the real estate brokerage operations expensed $363,000, $227,000, and $267,000, respectively, in fees to Tails, Inc. These payments are included in “Selling, operating and administrative expenses” in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). In addition, the Company’s owned real estate brokerage operations in the Washington, DC area record a corresponding payable to Tails, Inc. and its affiliated regional ad fund. As of December 31, 2011 and 2012, the amount of the payable was $1,815,000 and $2,270,000, respectively, and is included in “Accounts payable to affiliates” in the accompanying Consolidated Balance Sheets.

The Company receives continuing franchise fees, broker fees, franchise sales and other franchise revenue from regional franchisors. Several of the Company’s officers and stockholders of RIHI, Inc. are also stockholders and officers of two of these regional franchisors. During the years ended December 31, 2010, 2011, and 2012, the Company received $3,478,000, $3,299,000, and $3,364,000, respectively, in revenue from these entities. These amounts are included in continuing franchise fees, broker fees, and franchise sales and other franchise revenue in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company pays an annual sponsorship fee to Sanctuary, Inc., a private golf course owned by majority stockholders of RIHI, Inc. The Company is named as the presenting sponsor of all charity golf tournaments held at Sanctuary, Inc. Further, the majority stockholders make the golf course available to the Company for business purposes. During the years ended December 31, 2010, 2011, and 2012, the Company paid $893,000, $960,000, and $709,000, respectively, in sponsorship fees and green fees to Sanctuary, Inc. These payments are included in “Selling, operating and administrative expenses” in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company provides services to certain affiliated entities such as accounting, legal, marketing, technology, human resources, and public relations as well as allows these companies to share its leased

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

office space. During the years ended December 31, 2010, 2011, and 2012, the total amounts allocated for services rendered and rent for office space provided on behalf of affiliated entities were $3,462,000, $3,325,000, and $3,354,000, respectively. In these cases, the Company bills affiliated companies for their actual or pro rata share of such expenses. Such amounts are generally paid within 30 days and no such amounts were outstanding at December 31, 2011 and 2012. In addition, affiliated regional franchisors have current outstanding continuing franchise fees, broker fees, and franchise sales revenue amounts due to the Company. Such amounts are included in “Accounts receivable from affiliates” and “Accounts payable to affiliates” in the accompanying Consolidated Balance Sheets and comprise the balances from the following entities (in thousands):

	2011	2012
Accounts receivable from affiliates:
RE/MAX Southwest Region	$(3)	$11
RE/MAX Central Atlantic Region, Inc.	(2)	21
Other	2	23

Total accounts receivable from affiliates	(3)	55

Accounts payable to affiliates:
Other	(2,073)	(2,385)

Total accounts payable to affiliates	(2,073)	(2,385)

Net accounts payable to affiliates	$(2,076)	$(2,330)

(16)	Segment information

The Company has two reportable segments: Real Estate Franchise Services and Brokerage and Other. The chief operating decision maker (CODM) evaluates the operating results of its reportable segments based upon revenue and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). The Company’s presentation of Adjusted EBITDA may not be comparable to similar measures used by other companies. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Adjusted EBITDA for the reportable segments excludes depreciation, amortization, interest expense, net, taxes and is then adjusted for items also used in calculating the Company’s compliance with debt covenants. Adjusted EBITDA for the reportable segments is also a key factor that is used by the Company’s internal decision makers to (i) determine how to allocate resources to segments and (ii) evaluate the effectiveness of management for purposes of annual and other incentive compensation plans. The additional items that are adjusted to determine EBITDA for the reportable segments include gains and losses on the sale of assets and sublease activity, gains and losses on the early extinguishment of debt, depreciation expense, interest expense, loss on sale of assets and loss on extinguishment of debt from non-controlling interest, stock based compensation, non-cash deferred rent expense, and acquisition transaction costs. The Company’s Real Estate Franchise Services segment comprises the operations of the Company’s owned and independent global franchising operations under the RE/MAX® brand name. All of the Company’s brokerage offices in its Real Estate Franchise Services segment are franchised. The Company’s Brokerage and Other reportable segment includes the Company’s brokerage services business, the elimination of intersegment revenue and other consolidation entries as well as corporate-wide professional services expenses.

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

The following tables present the results of the Company’s reportable segments for the years ended December 31, 2010, 2011 and 2012, respectively (in thousands):

	Revenue(a)
	For the Year Ended December 31,
	2010	2011	2012
Real Estate Franchise Services	$124,732	$123,696	$128,945
Brokerage and Other(b)	15,485	14,606	14,732

Total segment reporting revenue	$140,217	$138,302	$143,677

(a)	Transactions between the Real Estate Franchise Services and the Brokerage and Other reportable segments are eliminated in consolidation. Revenues for the Real Estate Franchise Services segment include intercompany amounts paid from the Company’s Brokerage Services business of $3.5 million, $1.7 million and $1.7 million, for the years ended December 31, 2010, 2011 and 2012, respectively. Such amounts are eliminated through the Brokerage and Other.
(b)	Includes the elimination of transactions between the Real Estate Franchise Services and the Brokerage and Other reportable segments and $1.3 million of other revenue related to the Company’s variable interest entity for the year ended December 31, 2010. See Note 3 for additional information.

	Adjusted EBITDA
	For the Year Ended December 31,
	2010	2011	2012
Real Estate Franchise Services	$65,053	$60,590	$66,776
Brokerage and Other(c)	(2,685)	(1,309)	(32)

Total segment reporting adjusted EBITDA	$62,368	$59,281	$66,744

(c)	Includes the elimination of transactions between the Real Estate Franchise Services and the Brokerage and Other reportable segments and $314 of Adjusted EBITDA related to the Company’s variable interest entity for the year ended December 31, 2010. See Note 3 for additional information.

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

A reconciliation of the Company’s Adjusted EBITDA for its reportable segments to the Company’s consolidated balances is as follows:

	Year ended December 31,
	2010	2011	2012
Segment Adjusted EBITDA:	62,368	59,281	66,744
Less:
Depreciation and amortization(1)	15,870	14,473	12,090
Interest expense (income), net(1)	16,686	11,831	11,400
Loss on early extinguishment of debt(1)	17,486	384	136
Stock based compensation	—	—	1,089
Non-cash straight-line rent expense adjustment	214	1,577	1,879
(Gain) loss on sale of assets and sublease(1)	(249)	1,595	1,352
Acquisition transaction expenses	—	—	336
Chairman executive compensation	3,000	3,000	3,000

Income before income taxes	9,361	26,421	35,462
Income tax expense	2,049	2,172	2,138

Net income attributable to RMCO, LLC	7,312	24,249	33,324

(1)	Depreciation expense of $865,000, interest expense of $5,071,000, (gain) loss on sale of assets and sublease, net of $3,762,000 and loss on extinguishment of debt of $675,000 related to non-controlling interest for the year ended December 31, 2010 are excluded as these amounts are excluded from the net income attributable to RMCO, LLC.

Segment long-lived and total assets are as follows (in thousands):

	As of December 31,
	2011	2012
Long-lived assets:
Real Estate Franchise Services	$125,086	$159,742
Brokerage and Other	4,701	4,693

Total long-lived assets:	$129,787	$164,435

Total assets:
Real Estate Franchise Services	$179,831	$244,038
Brokerage and Other	6,634	7,474

Total assets	$186,465	$251,512

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Information concerning the Company’s principal geographic areas was as follows (in thousands):

	As of and for the Year Ended December 31,
	2010	2011	2012
Revenue:
United States	$106,928	$102,504	$106,282
Canada	22,055	24,284	24,503
Other International	11,234	11,514	12,892

Total	$140,217	$138,302	$143,677

Total assets:
United States	$195,902	$175,832	$243,463
Canada	6,591	6,333	6,731
Other International	3,667	4,300	1,318

Total	$206,160	$186,465	$251,512

(17)	Quarterly Financial Information (unaudited)

Summarized quarterly results for the years ended December 31, 2011 and 2012 were as follows (in thousands):

	2011 by Quarter
	First	Second	Third	Fourth
Revenue	$34,915	$33,925	$36,015	$33,447
Operating expenses	28,464	22,808	23,864	24,695

Operating income	6,451	11,117	12,151	8,752
Total other expenses	3,350	2,690	3,284	2,726

Income before provision for income taxes	3,101	8,427	8,867	6,026
Provision for income taxes	398	584	579	611

Net income	$2,703	$7,843	$8,288	$5,415

	2012 by Quarter
	First	Second	Third	Fourth
Revenue	$35,001	$35,167	$38,429	$35,080
Operating expenses	27,074	22,565	23,400	25,092

Operating income	7,927	12,602	15,029	9,988
Total other expenses	2,792	2,798	2,043	2,451

Income before provision for income taxes	5,135	9,804	12,986	7,537
Provision for income taxes	466	638	636	398

Net income	$4,669	$9,166	$12,350	$7,139

RMCO, LLC

AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(Amounts in thousands, except units)

	December 31, 2012	June 30, 2013
Assets
Current assets:
Cash and cash equivalents	$68,501	$58,582
Escrow cash—restricted	780	1,224
Accounts and notes receivable, current portion, less allowances of $3,913 and $4,226 respectively	15,034	17,121
Accounts receivable from affiliates	55	10
Other current assets	2,707	2,202

Total current assets	87,077	79,139
Property and equipment, net of accumulated depreciation of $20,426 and $20,768, respectively	3,332	2,645
Franchise agreements, net of accumulated amortization of $61,489 and $67,421, respectively	78,338	72,406
Other intangible assets, net of accumulated amortization of $7,053 and $7,411, respectively	2,821	2,533
Goodwill	71,039	70,817
Investments in equity method investees	3,900	3,698
Debt issuance costs, net	2,930	2,430
Other assets	2,075	4,402

Total assets	$251,512	$238,070

Liabilities, Redeemable Preferred Units and Members’ Deficit
Current liabilities:
Accounts payable	$530	$690
Accounts payable to affiliates	2,385	2,473
Escrow liabilities	780	1,224
Accrued liabilities	9,397	9,378
Income taxes payable	400	314
Deferred revenue and deposits	15,996	16,200
Current portion of debt	10,600	17,300
Other current liabilities	234	87

Total current liabilities	40,322	47,666
Debt, net of current portion	221,726	205,930
Deferred revenue, net of current portion	514	457
Other liabilities, net of current portion	7,319	7,711

Total liabilities	269,881	261,764

Commitments and contingencies

Redeemable preferred units:
Class A Preferred Units, at estimated redemption value (no par value, 150,000 units authorized, issued and outstanding as of December 31, 2012 and June 30, 2013; liquidation preference of $49,500 and $49,300 as of December 31, 2012 and June 30, 2013, respectively)	78,400	145,400

Members’ deficit:
Class B Common Units (no par value, 900,000 units authorized, 847,500 units issued and outstanding as of December 31, 2012 and June 30, 2013)	(98,516)	(170,543)
Accumulated other comprehensive income	1,747	1,449

Total members’ deficit	(96,769)	(169,094)

Total liabilities, redeemable preferred units and members’ deficit	$251,512	$238,070

See notes to unaudited condensed consolidated financial statements

RMCO, LLC

AND SUBSIDIARIES

Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited)

(Amounts in thousands)

	Six months ended June 30,
	2012	2013
Revenue:
Continuing franchise fees	$27,875	$30,944
Annual dues	14,168	14,597
Broker fees	9,116	11,500
Franchise sales and other franchise revenue	11,000	12,747
Brokerage revenue	8,009	8,528

Total revenue	70,168	78,316

Operating expenses:
Selling, operating and administrative expenses	43,214	47,983
Depreciation and amortization	6,443	7,432
(Gain) loss on sale of assets	(18)	44

Total operating expenses	49,639	55,459

Operating income	20,529	22,857

Other income (expenses):
Interest expense	(5,861)	(6,925)
Interest income	129	142
Foreign currency translation losses, net	(36)	(416)
Loss on early extinguishment of debt	(136)	(134)
Equity in earnings of investees	314	462

Total other income (expenses), net	(5,590)	(6,871)

Income before provision for income taxes	14,939	15,986
Provision for income taxes	(1,104)	(1,031)

Net income	13,835	14,955
Accretion of Class A Preferred Units to estimated redemption amounts	6,831	79,672

Net income (loss) related to RMCO, LLC Class B Unitholders	$7,004	$(64,717)

Other comprehensive income:
Change in cumulative translation adjustment	$83	$(298)

Other comprehensive income (loss)	83	(298)

Total comprehensive income (loss) related to RMCO, LLC Class B Unitholders	$7,087	$(65,015)

See notes to unaudited condensed consolidated financial statements

RMCO, LLC

AND SUBSIDIARIES

Condensed Consolidated Statements of Redeemable Preferred Units and Members’ Deficit

(Unaudited)

(Amounts in thousands, except units)

	Redeemable Class A preferred units		Class B common Units		Accumulated other comprehensive income	Total members’ deficit
	Units	Amount	Units	Amount
Balances, January 1, 2013	150,000	$78,400	847,500	$(98,516)	$1,747	$(96,769)
Member distributions	—	(12,672)	—	(8,011)	—	(8,011)
Accretion of Class A Preferred Units to estimated redemption amounts	—	79,672	—	—	—	—
Net loss related to RMCO, LLC Class B Common Unitholders	—	—	—	(64,717)	—	(64,717)
Change in accumulated other comprehensive income	—	—	—	—	(298)	(298)
Equity-based compensation awards issued	—	—	—	701	—	701

Balances, June 30, 2013	150,000	$145,400	847,500	$(170,543)	$1,449	$(169,094)

See notes to unaudited condensed consolidated financial statements

RMCO, LLC

AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Six Months ended June 30,
	2012	2013
Cash flows from operating activities:
Net income	$13,835	$14,955
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,443	7,432
Bad debt expense	367	265
Loss on early extinguishment of debt	136	134
Equity based compensation	—	701
Noncash interest expense	466	571
Other	(121)	246
Changes in operating assets and liabilities:
Escrow cash	(418)	(444)
Accounts and notes receivable	(1,142)	(2,259)
Advances to affiliates	171	249
Other current and noncurrent assets	109	520
Escrow liabilities	418	444
Current and noncurrent liabilities	278	496
Deferred revenue	1,001	145

Net cash provided by operating activities	21,543	23,455

Cash flows from investing activities:
Purchases of property, equipment and software	(1,138)	(482)
Proceeds from sale of property and equipment	26	3
Capitalization of trademark costs	(109)	(91)

Net cash used in investing activities	(1,221)	(570)

Cash flows from financing activities:
Payments on debt	(7,199)	(9,300)
Member distributions	(6,382)	(20,683)
Payments on capital lease obligations	(179)	(158)
Deferred offering costs	—	(2,511)

Net cash used in financing activities	(13,760)	(32,652)

Effect of exchange rate changes on cash	15	(152)

Net (decrease) increase in cash and cash equivalents	6,577	(9,919)
Cash and cash equivalents, beginning of year	38,611	68,501

Cash and cash equivalents, end of year	$45,188	$58,582

Supplemental disclosures of cash flow information:
Cash paid for interest, excluding capitalized interest	$5,398	$6,374
Cash paid for income taxes	1,258	1,149
Schedule of noncash investing and financing activities:
Capital leases for furniture and equipment	$14	$160

See notes to unaudited condensed consolidated financial statements

RMCO, LLC

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(1)	Business and Basis of Presentation

Business

RMCO, LLC (a Delaware limited liability company) and subsidiaries (collectively, the Company) are one of the world’s leading franchisors of residential and commercial real estate services throughout the United States and globally. The Company also operates real estate brokerage services businesses in the United States. The Company’s revenue is derived from continuing franchise fees, annual dues from agents, broker fees, franchise sales and other franchise revenue (which consist of fees from initial sales of and renewals of franchises, regional franchise fees, preferred marketing arrangements and approved supplier programs) and brokerage revenue (which consists of fees assessed to the Company’s owned brokerages for services provided to their affiliated real estate agents). A franchise grants the broker-owner a license to use the RE/MAX brand, trademark, promotional and operating materials, and concepts. A portion of these revenues is derived from regions that are owned by stockholders of a member of the Company and other affiliates of the Company.

The Company reports its operations in two reportable segments, Real Estate Franchise Services and Brokerage and Other. The Company’s Real Estate Franchise Services reportable segment comprises the operations of the Company’s owned and independent global franchising operations under the RE/MAX brand name. The Company’s Brokerage and Other reportable segment includes the Company’s brokerage services business, and reflects the elimination of intersegment revenue and other consolidation entries as well as corporate-wide professional services expenses.

Basis of Presentation

The accompanying condensed consolidated financial statements are unaudited and comprise the condensed consolidated financial statements of the Company and have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) and with Article 10 of Regulation S-X. In compliance with those instructions, certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The accompanying unaudited condensed consolidated financial statements are presented on a consolidated basis and include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

In the opinion of management, the accompanying condensed consolidated financial statements reflect all normal and recurring adjustments necessary to present fairly the Company’s financial position as of June 30, 2013 and the results of its operations and cash flows for the six month periods ended June 30, 2012 and 2013. Interim results may not be indicative of full year performance.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas in which management uses assumptions include, among other things, the establishment of the allowances for doubtful trade accounts and notes receivable, the determination of the estimated lives of intangible assets, the

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

estimates of the fair value of liabilities related to facility exit costs, unit-based compensation, the estimates of the fair value of reporting units used in the annual assessment of goodwill, and the fair value of assets acquired. Actual results could differ from these estimates.

Deferred offering costs

Through June 30, 2013, the Company incurred approximately $2,511,000 in costs related to its proposed initial public offering. These costs have been deferred and will be recorded as a reduction to the anticipated proceeds from the offering at the time of closing. Deferred offering costs are included in “Other assets” in the accompanying Condensed Consolidated Balance Sheets. No costs were deferred as of December 31, 2012.

Recent Accounting Pronouncements

Under the Jumpstart Our Business Startups Act (JOBS Act), the Company believes it meets the definition of an emerging growth company. The Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In March 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, (ASU 2013-05). This amendment clarifies the applicable guidance for the release of cumulative translation adjustment into net earnings. When an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity, the entity is required to apply the guidance in FASB Accounting Standards Codification (ASC) Topic 830-30 to release any related cumulative translation adjustment into net earnings. ASU 2013-05 is effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2013, the Company adopted Accounting Standards Update (ASU) No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The adoption of ASU 2013-02 concerns presentation and disclosure only and did not have an impact on the Company’s consolidated financial position or results of operations.

(2)	Acquisition

Acquisition of RE/MAX of Texas

Effective December 31, 2012, the Company acquired certain assets of RE/MAX/KEMCO Partnership L.P. d/b/a RE/MAX of Texas (RE/MAX of Texas), including the regional franchise agreements, issued by the Company, permitting the sale of RE/MAX franchises in the state of Texas. The Company acquired these assets in order to expand its owned and operated regional franchising operations. The purchase price was $45,500,000 and was paid in cash using proceeds provided from borrowings. The assets acquired constitute a business that was accounted for using the fair value acquisition method. The total purchase price was allocated to the assets acquired based on their estimated fair values. The excess of the total purchase price over the fair value of the identifiable assets acquired was recorded as goodwill. The goodwill recognized for RE/MAX of Texas is attributable to expected synergies and projected long-term revenue growth and relates entirely to the Real Estate Franchise Services segment.

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Purchase Price Allocation

The following table summarizes the estimated fair value of the assets acquired at the acquisition date (in thousands):

Accounts and notes receivable, net	$122
Franchise agreements	15,200
Goodwill	30,178

Total purchase price	$45,500

The valuation of acquired regional franchise agreements was derived using primarily unobservable Level 3 inputs, which require significant management judgment and estimation. The regional franchise agreements acquired were valued using an income approach and are being amortized over the remaining contractual term of approximately four years, using the straight-line method. For the remaining assets acquired, fair value approximated carrying value.

Unaudited Pro Forma Financial Information

The following Unaudited Pro Forma Financial Information reflects the consolidated results of operations of the Company as if the acquisition of RE/MAX Texas had occurred on January 1, 2012. The historical financial information has been adjusted to give effect to events that are (1) directly attributed to the acquisition, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. Such items include interest expense related to debt issued to fund the acquisition as well as additional amortization expense associated with the valuation of the acquired franchise agreement. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the acquisition had actually occurred on that date, nor of the results that may be obtained in the future.

Unaudited
Six month period ended June 30, 2012
(in thousands)
Total revenue	$73,932
Net income	12,757

RMCO, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Intangible Assets and Goodwill

The following table provides the components of the Company’s intangible assets (in thousands):

	December 31, 2012		June 30, 2013
	Initial Cost	Accumulated Amortization	Initial Cost	Accumulated Amortization
Franchise Agreements	$139,827	$(61,489)	$139,827	$(67,421)

Other Intangibles:
Software	$7,158	$(5,942)	$7,158	$(6,218)
Trademarks	2,716	(1,111)	2,786	(1,193)

Total other intangible assets	$9,874	$(7,053)	$9,944	$(7,411)

Amortization expense for the six months ended June 30, 2012 and 2013 was $5,177,000 and $ 6,290,000, respectively.

Based on the Company’s amortizable intangible assets as of June 30, 2013, the Company expects related amortization expense for the remainder of 2013, the four succeeding years and thereafter to approximate $6,281,000, $12,483,000, $12,245,000, $12,017,000, $8,156,000, and $23,757,000 respectively.

Amounts recorded as goodwill in the Company’s accompanying Condensed Consolidated Balance Sheets are attributable to the Real Estate Franchise Services reportable segment. The following table presents changes to goodwill for the six month period ended June 30, 2013 (in thousands):

Real Estate Franchise Services
Balance, January 1, 2013	$71,039
Effect of changes in foreign currency exchange rates	(222)

Balance, June 30, 2013	$70,817

(4)	Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31, 2012	June 30, 2013
Accrued payroll and related employee costs	$4,542	$4,108
Accrued taxes	1,609	784
Accrued professional fees	776	2,477
Lease-related accruals	693	796
Other	1,777	1,213

	$9,397	$9,378

RMCO, LLC

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (continued)

(Unaudited)

(5)	Debt

Debt consists of the following (in thousands):

	December 31, 2012	June 30, 2013
Senior secured credit facility, principal of $650 payable quarterly, matures in April 2016, net of unamortized discount of $1,192 and $988, respectively	$232,326	$223,230
Less current portion	(10,600)	(17,300)

	$221,726	$205,930

Maturities of debt are as follows (in thousands):

As of June 30, 2013
Remainder of 2013	$1,150
2014	17,300
2015	2,300
2016	2,300
2017	2,300
Thereafter	198,868

$224,218

On April 16, 2010, the Company entered into a credit agreement with several lenders and administered by a bank, collectively referred to herein as “The Senior Secured Credit Facility”. The Senior Secured Credit Facility consists of a $215,000,000 term loan facility and a $10,000,000 revolving loan facility. The proceeds provided by the term loan facility along with Company cash on hand, including cash contributed by a member, were used by the Company to extinguish the Senior Debt Facility previously held.

On December 31, 2012, the Senior Secured Credit Facility was amended providing for an additional term loan in an aggregate principal amount equal to $45,000,000. The proceeds were used to fund the acquisition of certain assets of RE/MAX of Texas. See Note 2, Acquisition, for additional disclosures regarding this acquisition. The Company is required to make principal payments out of Excess Cash Flow, as defined, as well as from the proceeds of certain asset sales, proceeds from the issuance of indebtedness and from insurance recoveries. As of June 30, 2013, the Company expects to make an Excess Cash Flow payment of $15,000,000 in the first quarter of 2014. Mandatory principal payments of $575,000 are due quarterly until the facility matures on July 31, 2020.

During the six months ended June 30, 2012 and 2013, the Company made mandatory principal Excess Cash Flow prepayments in accordance with the Senior Secured Credit Facility of $6,123,500 and $8,000,000, respectively. The Company accounted for these mandatory principal prepayments as early extinguishments of debt and recorded a loss during the six month periods ended June 30, 2012 and 2013 of approximately $136,000 and $134,000, respectively, related to unamortized debt discount and issuance costs. The Company may make optional prepayments of the term loan at any time; however, no such optional prepayments were made during the six months ended June 30, 2012 or 2013.

RMCO, LLC

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (continued)

(Unaudited)

The estimated fair value of the Company’s debt as of December 31, 2012 and June 30, 2013 represents the amount that would be paid to transfer or redeem the debt in an orderly transaction between market participants at that date and maximizes the use of observable inputs.

The fair value of the Company’s debt was estimated using a market approach based on the amount at the measurement date that the Company would receive to enter into the identical liability, since quoted prices for the Company’s debt instruments are not available. As a result the Company has classified the fair value of its Senior Secured Credit Facility as Level 2 of the fair value hierarchy. The carrying amounts of the Company’s Senior Secured Credit Facility are included in the Condensed Consolidated Balance Sheets in “Current portion of debt,” and “Debt, net of current portion.” The carrying value of the Senior Secured Credit Facility was $232,326,000 and $223,230,000 as of December 31, 2012 and June 30, 2013, respectively. The fair value of the Senior Secured Credit Facility was $233,046,000 and $227,812,000 as of December 31, 2012 and June 30, 2013, respectively.

The Company had no borrowings drawn on the revolving loan facility during the six months ended June 30, 2012 and 2013. The Company must pay a quarterly commitment fee equal to 0.5% on the average daily amount of the unused portion of the revolving loan facility.

On July 31, 2013, the Company entered into a new credit agreement with several lenders and administered by a bank, referred to herein as the 2013 Credit Facility. In connection therewith, a contemporaneous exchange of cash between the Company and its existing lenders occurred and in satisfaction of liabilities previously outstanding pursuant to the pre-existing Senior Secured Credit Facility. The 2013 Credit Facility consists of a $230,000,000 term loan facility and a $10,000,000 revolving loan facility. Interest rates with respect to the term and revolving loans are based, at the Company’s option, on (a) JPMorgan Chase Bank, N.A.’s prime rate; (2) the Federal Funds Effective Rate plus 0.5%; or (3) calculated Eurodollar Rate plus 1.0%, plus an applicable margin, which has a maximum of 3.0% and will be adjusted quarterly between 1.75% and 3.0% beginning in the fourth quarter of 2013 based on the Company’s total leverage ratio as defined by the 2013 Credit Facility.

(6)	Redeemable Preferred Units and Members’ Deficit

Redeemable Preferred Units

At June 30, 2013, the Company had one series of redeemable preferred units outstanding (Class A preferred units) with an initial optional redemption date of April 16, 2014. The total number of authorized Class A preferred units is 150,000. All authorized Class A preferred units are issued and outstanding with no par value and are held by Weston Presidio. As the holder of the outstanding Class A preferred units Weston Presidio has voting rights and is entitled to receive a cumulative preferential yield of 10% per annum. Additionally, Weston Presidio has a liquidation preference of $49,500,000 and $49,300,000 as of December 31, 2012 and June 30, 2013, respectively, plus a pro rata percentage of the remaining value of the Company (after taking into account the Class A preference). As of December 31, 2012 and June 30, 2013, the accumulated unpaid preferential yield amounted to $4,282,000 and $6,327,000 or $28.55 per unit and $42.18 per unit, respectively. The preferred units also carry a stated return amounting to approximately $882,000 or $5.88235 per unit. Weston Presidio has preferential treatment related to distributions, with certain exceptions defined by the RMCO, LLC Third Amended and Restated Limited Liability Company Agreement (the Agreement). In general, the order and priority of distributions, as defined by and as specified in the Agreement, is as follows: first, to the Class A preferred unitholders, an amount equal to the

RMCO, LLC

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (continued)

(Unaudited)

aggregate unpaid Class A preferred yield; second, to the Class A preferred unitholders, an amount equal to the aggregate unreturned capital; third, to the Class A preferred unitholders, an amount equal to the excess, if any of $58,564,000, over the aggregate amount of prior distributions constituting a payment of Class A preferred yield or unreturned capital; and fourth, to the holders of Class A and Class B units in proportion to the number of units held by such holder.

For purposes of determining the relative distribution entitlements of the Company’s Class A preferred units and Class B common units, certain exceptions exist that account for previous tax distributions and adjusted excess cash flow distributions, as defined by the Agreement. Pursuant to the Agreement, the Company is obligated to make tax distributions to members to enable each member to discharge such member’s annual United States federal, state and local income tax liabilities arising from allocations made pursuant to the Agreement. In general, subject to certain exceptions set forth in the Agreement, any tax distribution made by the Company to a member shall be applied against and reduce the amount which any member would otherwise be entitled to receive.

The Agreement also provides that adjusted excess cash flow distributions shall be made to the holders of Class B common units in an amount equal to the lesser of (1) the amount of excess cash flow not required to be paid as a mandatory prepayment pursuant to the Senior Secured Credit Facility and (2) $5,000,000 for fiscal year 2010 and $8,000,000 for subsequent fiscal years. In connection with each adjusted excess cash flow distribution, Weston Presidio, in its capacity as the only holder of the Class A preferred units, is entitled to receive an increase in aggregate unreturned capital with respect to the Class A preferred units outstanding equal to the product of the adjusted excess cash flow distribution and a fraction, the numerator of which is the aggregate number of Class A preferred units outstanding, and the denominator of which is the aggregate number of Class B common units outstanding immediately prior to such adjusted excess cash flow distribution. Distributions on the Class A preferred units are payable when, and if, they have been declared by the Board of Managers, out of funds available for the payment of distributions.

Issuance costs amounting to approximately $1,244,000 were recorded as a reduction to the proceeds of the preferred units.

The Class A preferred units may be redeemed, at the option of Weston Presidio, four years after the issuance of those units. The cash redemption price with respect to Class A preferred units is based on the unpaid preferred yield, unreturned capital, and the then-current remaining fair market value of the Company, as defined by the Agreement, as adjusted for certain tax distributions treated as advances. The Company may fund the redemption price by initiating an initial public offering, a change of control transaction, or other financing arrangement. Upon either the occurrence of an initial public offering or a change of control transaction, distributions shall be made in the amounts and in the order and priority, as defined by the Agreement. In the event the Company initiates an initial public offering in order to fund the redemption of the Class A preferred units, a majority of the holders of Class A preferred unit may elect to maintain their percentage interest in the equity securities of the Company or of its successor corporation in lieu of cash payment. Redeemable preferred units are recorded based upon the estimated fair value of the Company as of each reporting date and other specific provisions as defined by the Agreement. Changes in the estimated redemption amount are recorded as accretion and charged against net income attributable to RMCO, LLC Class B common unitholders. In early 2013, the Company made a decision to pursue an initial public offering. The Company incorporated the possibility of an initial public offering, along with the related assumptions, in its determination of the estimated fair value of the Company at June 30, 2013. This decision resulted in a substantial increase to the estimated fair value of the Company from December 31, 2012, and

RMCO, LLC

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (continued)

(Unaudited)

the estimated redemption amount of the Class A preferred units increased correspondingly. If the fair value established by the proposed offering differs significantly from that estimated by the Company at June 30, 2013, the estimated redemption amount of the Class A preferred units would be adjusted and such adjustment could be significant.

Common Units

The total number of authorized Class B common units is 900,000 of which 52,500 were reserved for issuance under a unit option plan. As of June 30, 2013, the Company has granted options for 31,500 Class B common units under its 2011 Unit Option Plan to certain employees of one of its wholly owned subsidiaries. See Note 7, Equity-Based Compensation Plan, for further disclosure regarding the unit options granted by the Company during 2012. The remaining 847,500 authorized Class B common units are issued and outstanding with no par value and are held by RE/MAX International Holdings, Inc. (RIHI). RIHI, in its capacity as a holder of Class B common units, has voting rights, is entitled to receive distributions subject to certain limitations as defined by the Agreement, and, upon liquidation or dissolution, is entitled to receive assets available for distribution. All unit holders, including Weston Presidio as the holder of the Class A preferred units, have certain preemptive rights as defined by the Agreement. There are no mandatory redemption or sinking fund provisions with respect to such Class B common units. The Class B common units are subordinate to the Class A preferred units, to the extent of the preference associated with such Class A units, with respect to distributions and rights upon liquidation, winding up, and dissolution of the Company.

Accumulated Other Comprehensive Income

As of December 31, 2012 and June 30, 2013, the ending balance in “Accumulated other comprehensive income” in the accompanying Condensed Consolidated Balance Sheets of $1,747,000 and $1,449,000, respectively, was entirely related to foreign currency translation adjustments.

(7)	Equity-Based Compensation Plan

During 2012, the Company adopted an equity-based compensation plan (the Plan) pursuant to which the Company’s board of managers may grant unit options. Through June 30, 2013, the Company has only granted options settleable in units. The Plan authorizes grants to purchase up to 52,500 units of authorized but unissued common units. Under the terms of the Plan, the exercise price of options granted under the Plan can be no less than the fair value of the underlying security on the date of grant. The term of the option cannot exceed 10 years, and the options will vest as specified in the option grant agreement. At June 30, 2013, there were 21,000 additional unit options available for the Company to grant under the Plan.

The grant-date fair value of each option award was estimated using the Black-Scholes-Merton option pricing model. No option awards were granted during the six-month period ended June 30, 2013. The assumptions for 2012 grants are provided in the following table. The Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term of the option. As such, the “simplified” method as outlined in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110 was used to derive the expected term. Since the Company’s units are not publicly traded and its units are not traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant.

RMCO, LLC

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (continued)

(Unaudited)

2012
Valuation assumptions:
Expected dividend yield	—%
Expected volatility	78.0%
Expected term (years)	5.1
Risk-free interest rate	0.75%

The grant-date estimated fair value of options granted during the year ended 2012 was $56.83. A portion of the options granted in 2012 vested on the grant-date, and remaining options vested on June 15, 2013. Total compensation expense on the options granted in 2012 recognized during the six months ended June 30, 2013 was $701,000. As the options were granted in the fourth quarter of 2012, no compensation expense was recognized during the six months ended June 30, 2012. As of June 30, 2013, there was no unrecognized compensation cost related to unit options granted under the Plan.

(8)	Commitments and Contingencies

Commitments

The Company leases offices and equipment under noncancelable operating leases, subject to certain provisions for renewal options and escalation clauses.

In 2010, the Company became the primary lessee for all facilities located on its corporate headquarter property and issued subleases to two retail tenants already established on the property. The subleases range from 4,000 square feet to 10,500 square feet, have initial lease terms ranging from 5 to 10 years and renewal options ranging from two 5-year renewal options to nine 5-year renewal options. Anticipated revenue from these subleases exceeds the expected costs that will be incurred by the Company.

During March 2011, the Company entered into a sublease agreement with an unrelated third party to lease up to 20,000 square feet of the office space on its corporate headquarters property. The estimated costs the Company expected to incur related to the subleased space exceeded the anticipated revenue the Company expected to receive under the sublease agreement. As such, the Company recorded a liability with the related loss on the sublease of approximately $1,932,000. The liability was determined using a risk-free rate to discount the estimated future net cash flows, consisting of the minimum lease payments to the lessor, estimated executory costs related to the subleased space, and anticipated payments the Company expected to receive under the sublease agreement. In November 2012, the sublease was terminated prior to its expiration date. As a result, the Company commenced efforts to market the office space for sublease with a new tenant. As of June 30, 2013, a sublease agreement was not executed, as such, the Company did not record an adjustment to the existing liability. As of December 31, 2012 and June 30, 2013, the short-term portion of the liability was approximately $351,000 and $372,000, respectively, and is included in “Accrued liabilities” in the accompanying Condensed Consolidated Balance Sheets. As of December 31, 2012 and June 30, 2013, the long-term portion of the liability was approximately $972,000 and $784,000, respectively, and is included in “Other liabilities” in the accompanying Condensed Consolidated Balance Sheets.

During 2008, the Company closed several real estate brokerage offices in the Pacific Northwest and Washington, DC areas of the United States of America. Subsequent to 2008, the Company closed four additional real estate brokerage offices in the Pacific Northwest and Washington, DC areas. In connection with these office closures, the Company abandoned office leases with remaining lease terms of 11 months to eight years. During the six months ended June 30, 2013, the Company abandoned an additional 2 leases for

RMCO, LLC

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (continued)

(Unaudited)

offices located in the Pacific Northwest with remaining lease terms of three months. The Company recorded a liability, initially measured at its estimated fair value, for costs that will continue to be incurred under these contracts for the remaining lease terms with the related charge recorded to operating expenses in the accompanying consolidated financial statements. At December 31, 2012 and June 30, 2013, total future cash payments were estimated to be $1,061,000 and $823,000, respectively. This liability will be increased by accreting charges over the terms of the leases via charges to rent expense, based on discount rates ranging from 2.75% to 18.03%, and will be reduced by the actual lease payments made. The following table presents a rollforward of the estimated fair value liability established for these costs from January 1, 2013 to June 30, 2013 (in thousands):

Accruals as January 1, 2013	$420
Additional abandoned leases	99
Extinguishments	—
Accretion and adjustments	112
Payments	(316)

Accruals at June 30, 2013	$315

Litigation

The Company is subject to litigation claims arising in the ordinary course of business. The Company believes that it has adequately accrued for legal matters as appropriate. The Company records litigation accruals for legal matters which are both probable and estimable. For legal proceedings for which there is a reasonable possibility of loss (meaning those losses for which the likelihood is more than remote but less than probable), the Company has determined that it does not have material exposure, or it is unable to develop a range of reasonably possible losses.

Other Contingencies

The Company maintains a self-insurance program for health benefits. As of December 31, 2012 and June 30, 2013, the Company recorded a liability of $360,000 and $432,000, respectively, related to this program.

Tax Matters

The Company is a “flow-through” entity for tax purposes. As such, U.S. federal and state income taxes on net domestic taxable earnings are the obligation of the Company’s members. Accordingly, no provision for U.S. income taxes has been made in the accompanying consolidated financial statements. In contrast to the Company’s domestic entities, the Company’s foreign entities are taxable entities. Income taxes incurred by the foreign subsidiaries are recorded in the “Provision for income taxes,” in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As of June 30, 2013, the Company does not believe it has any significant uncertain tax positions.

RMCO, LLC

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (continued)

(Unaudited)

(9)	Guarantees

In July 2012, the Company entered into a guarantee of performance by Tails, Inc. (d/b/a RE/MAX Central Atlantic Region) of all of the obligations under the franchise registration in the Commonwealth of Virginia, and all of the preopening obligations under the franchise agreements executed between July 23, 2012 and such time that this guarantee is no longer required by the Commonwealth of Virginia. The Company did not incur any payments under this guarantee in the six month periods ended June 30, 2012 or 2013 and does not anticipate that it will incur any payments through the duration of the guarantee.

In May 2013, the Company entered into a guarantee of the full and prompt payment and performance when due of all obligations due to a financial institution under a commercial line-of-credit agreement and note entered into by the Company’s equity-method investee, in which the Company has a 50% interest. The term of the line-of-credit agreement is twelve months and the total amount of advances requested and unpaid principal balance cannot exceed $12,500,000. The line of credit bears interest at 0.50% over the financial institution’s base rate with a floor of 4.0%. The Company had entered into a similar guarantee during May 2012, which expired as of May 2013. The outstanding balance on the line of credit was approximately $9,285,000 and $7,376,000 as of December 31, 2012 and June 30, 2013, respectively. The Company did not incur any payments under this guarantee in the six-month period ended June 30, 2013 and does not anticipate that it will incur any payments through the duration of the guarantee.

(10)	Related-Party Transactions

The Company’s real estate brokerage operations pay advertising fees to regional and international advertising funds, which promote the RE/MAX brand. These advertising funds are corporations owned by a majority stockholder of RIHI, Inc. as trustee for RE/MAX agents. This stockholder does not receive any compensation from these corporations, as all funds received by the corporations are required to be spent on advertising for the respective regions. During the six month periods ended June 30, 2012 and 2013, the Company’s real estate brokerage operations paid $573,000, and $572,000, respectively, to these advertising funds. These payments are included in “Selling, operating and administrative” expenses in the accompanying Condensed Consolidated Statements of Income and Comprehensive Income (Loss).

The Company’s real estate brokerage operations in the Washington, DC area pay regional continuing franchise fees, broker fees, and franchise sales revenue, as do all other RE/MAX franchisees, to a regional franchisor, Tails, Inc. dba RE/MAX Central Atlantic Region, Inc. (Tails, Inc.). Several of the Company’s officers and stockholders of RIHI, Inc. are also stockholders and officers of Tails, Inc. During the six month periods ended June 30, 2012 and 2013, the real estate brokerage operations expensed $123,000 and $147,000 respectively, in fees to Tails, Inc. These payments are included in “Selling, operating and administrative expenses” in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). In addition, the Company’s owned real estate brokerage operations in the Washington DC area record a corresponding payable to Tails, Inc. and its affiliated regional advertising fund. As of December 31, 2012 and June 30, 2013, the amount of the payable was $2,270,000 and $2,388,000, respectively, and is included in “Accounts payable to affiliates” in the accompanying Condensed Consolidated Balance Sheets.

The Company receives continuing franchise fees, broker fees, franchise sales and other franchise revenue from regional franchisors. Several of the Company’s officers and stockholders of RIHI are also stockholders and officers of two of these regional franchisors. During the six month periods ended June 30, 2012 and 2013, the Company received $1,691,000 and $1,736,000, respectively, in revenue from these entities. These

RMCO, LLC

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (continued)

(Unaudited)

amounts are included in continuing franchise fees, broker fees, and franchise sales revenue in the accompanying Condensed Consolidated Statements of Income and Comprehensive Income (Loss).

Prior to 2013, the Company paid an annual sponsorship fee to Sanctuary, Inc., a private golf course owned by majority stockholders of RIHI. The Company was named as the presenting sponsor of all charity golf tournaments held at Sanctuary, Inc. Further, the majority stockholders have made and continue to make the golf course available to the Company for business purposes. During the six-month period ended June 30, 2012, the Company paid $595,000 in sponsorship fees and green fees to Sanctuary, Inc. During the six-month period ended June 30, 2013, the majority stockholders of RIHI who own Sanctuary, Inc. allowed the Company to use the golf course for business purposes at no charge.

The Company provides services to certain affiliated entities such as accounting, legal, marketing, technology, human resources, and public relations as well as it allows these companies to share its leased office space. During the six month period ended June 30, 2012 and 2013, the total amounts allocated for services rendered and rent for office space provided on behalf of affiliated entities were $1,687,000 and $1,596,000, respectively. In these cases, the Company bills affiliated companies for their actual or pro rata share of such expenses. Such amounts are generally paid within 30 days and no such amounts were outstanding at December 31, 2012 or June 30, 2013. In addition, affiliated regional franchisors have current outstanding continuing franchise fees, broker fees, and franchise sales revenue amounts due to the Company. Such amounts are included in the “Accounts receivable from affiliates” and “Accounts payable to affiliates” in the accompanying Condensed Consolidated Balance Sheets and comprise the balances from the following entities (in thousands):

	December 31, 2012	June 30, 2013
Accounts receivable from affiliates:
RE/MAX Southwest Region	$11	$8
RE/MAX Central Atlantic Region, Inc.	21	—
Other	23	2

Total accounts receivable from affiliates	55	10

Accounts payable to affiliates:
Other	(2,385)	(2,473)

Total accounts payable to affiliates	(2,385)	(2,473)

Net accounts payable to affiliates	$(2,330)	$(2,463)

(11)	Segment information

The Company has two reportable segments: Real Estate Franchise Services and Brokerage and Other. Management evaluates the operating results of the Company’s reportable segments based upon revenue and adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA). The Company’s presentation of Adjusted EBITDA may not be comparable to similar measures used by other companies. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

RMCO, LLC

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (continued)

(Unaudited)

Adjusted EBITDA for the reportable segments excludes depreciation, amortization, interest, taxes and is then adjusted for items also used in calculating the Company’s compliance with debt covenants. Adjusted EBITDA for the reportable segments is also a key factor that is used by the Company’s internal decision makers to (i) determine how to allocate resources to segments and (ii) evaluate the effectiveness of management for purposes of annual and other incentive compensation plans. The additional items that are adjusted to determine Adjusted EBITDA for the reportable segments include gains and losses on the sale of assets and sublease activity, gains and losses on the early extinguishment of debt, depreciation expense, interest expense, loss on sale of assets and loss on extinguishment of debt from non-controlling interest, stock based compensation, non-cash deferred rent expense, and acquisition transaction costs. The Company’s Real Estate Franchise Services segment comprises the operations of the Company’s owned and independent global franchising operations under the RE/MAX® brand name. All of the Company’s Brokerage offices in the Real Estate Franchise Services segment are franchised. The Company’s Brokerage and Other reportable segment includes the Company’s brokerage services business, the elimination of intersegment revenue and other consolidation entries as well as corporate-wide professional services expenses.

The following tables present the results of the Company’s reportable segments for the six month periods ended June 30, 2012 and 2013, respectively (in thousands):

	Revenue (a)
	For the six months ended June 30,
	2012	2013
Real Estate Franchise Services	$62,892	$70,534
Brokerage and Other(b)	7,276	7,782

Total segment reporting revenues	$70,168	$78,316

(a)	Transactions between the Real Estate Franchise Services and the Brokerage and Other reportable segments are eliminated in consolidation. Revenues for the Real Estate Franchise Services segment include intercompany amounts paid from the Company’s Brokerage Services business of $883,000 and $867,000 for the six months ended June 30, 2013 and 2012, respectively. Such amounts are eliminated through the Brokerage and Other reportable segment.
(b)	Includes the elimination of transactions between the Real Estate Franchise Services and the Brokerage and Other reportable segments.

	Adjusted EBITDA
	For the six months ended June 30,
	2012	2013
Real Estate Franchise Services	$30,123	$36,782
Brokerage and Other(c)	(718)	(82)

Total segment reporting Adjusted EBITDA	$29,405	$36,700

RMCO, LLC

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (continued)

(Unaudited)

(c)	Includes the elimination of transactions between the Real Estate Franchise Services and the Brokerage and Other reportable segments.

	For the six months ended June 30,
	2012	2013
Segment Adjusted EBITDA	$29,405	$36,700
Less:
Depreciation and amortization	6,443	7,432
Interest expense (income), net	5,732	6,783
Loss on early extinguishment of debt	136	134
Stock based compensation	—	701
Non-cash straight-line rent expense	953	710
Gain on sale of assets and sublease	(298)	(248)
Chairman executive compensation	1,500	1,500
Acquisition integration costs	—	222
Public offering expenses	—	3,480

Income before income taxes	14,939	15,986
Income tax expense	1,104	1,031

Net income	$13,835	$14,955

(12)	Subsequent Event

On August 9, 2013, RE/MAX Holdings, Inc. entered into agreements to reacquire regional RE/MAX franchise rights in two regions in the U.S., referred to as the Southwest Region (consisting of the States of Arizona, New Mexico and Nevada) and the Central Atlantic Region (consisting of the States of Maryland, West Virginia and Virginia and the District of Columbia), for aggregate consideration of $27,300,000. These acquisitions will enable RE/MAX Holdings, Inc. to continue to expand its owned and operated regional franchising operations. These acquisitions, which are subject to various closing conditions, are expected to close substantially concurrently with RE/MAX Holdings, Inc. initial public offering. RE/MAX Holdings, Inc. intends to use a portion of the net proceeds from its initial public offering to fund the payment of the purchase price for such acquisitions.

Independent Auditors’ Report

The Board of Managers

RMCO, LLC:

We have audited the accompanying consolidated financial statements of RE/MAX/KEMCO Partnership, L.P. and its related variable interest entities, which comprise the consolidated statements of income, partners’ capital and noncontrolling interests, and cash flows for the year ended December 31, 2012, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the results of operations and cash flows of RE/MAX/KEMCO Partnership, L.P. and its related variable interest entities for the year ended December 31, 2012, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG, LLP

Denver, Colorado

June 20, 2013

RE/MAX/KEMCO PARTNERSHIP, L.P.

Consolidated Statement of Income

Year ended December 31, 2012

Year Ended December 31, 2012
Revenue:
Continuing franchise fees	$5,878,619
Broker fees	2,507,989
Franchise sales	201,276
Other income	491,247

Total revenue	9,079,131

Operating expenses:
Selling, general and administrative expenses	4,547,123
Provision for doubtful accounts and notes receivable	65,849
Depreciation and amortization	416,563

Total operating expenses	5,029,535

Operating income	4,049,596
Other income (expenses):
Interest expense	(19,628)
Interest income	38,094

Net income from continuing operations	4,068,062
Loss from discontinued operations	(37,831)

Net income	4,030,231
Net income from continuing operations attributable to noncontrolling interests	(62,138)
Net income from discontinued operations attributable to noncontrolling interests	(105,520)

Net income from continuing operations attributable to controlling interests	$3,862,573

See accompanying notes to financial statements.

RE/MAX/KEMCO PARTNERSHIP, L.P.

Consolidated Statement of Partners’ Capital and Noncontrolling Interests

Year ended December 31, 2012

	Partner amount of RE/MAX/KEMCO Partnership, L.P.		Notes Receivable from Partners	RE/MAX/ KEMCO Partners’ Capital	Noncontrolling interest	Total Partners Capital
	Units	Amount
Balances at January 1, 2012	1,080,000	$2,777,569	$(311,554)	$2,466,015	$1,304,115	$3,770,130
Repurchase of units	(35,000)	(410,000)	—	(410,000)	—	(410,000)
Net income from continuing operations	—	4,005,924	—	4,005,924	62,138	4,068,062
Net income/(loss) from discontinued operations	—	(143,351)	—	(143,351)	105,520	(37,831)
Distributions to partners	—	(5,053,739)	—	(5,053,739)	—	(5,053,739)
Payments on notes receivable from partners	—	—	156,704	156,704	—	156,704

Balances at December 31, 2012	1,045,000	$1,176,403	(154,850)	$1,021,553	$1,471,773	$2,493,326

See accompanying notes to financial statements.

RE/MAX/KEMCO PARTNERSHIP, L.P.

Consolidated Statement of Cash Flows

Year ended December 31, 2012

Year Ended December 31, 2012
Cash flows from operating activities:
Net income	$4,030,231
Less: Total (income) loss from discontinued operations	37,831

Income from continuing operations	4,068,062
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	416,563
Provision for doubtful accounts and notes receivable	65,849
Changes in operating assets and liabilities:
Accounts receivable	25,118
Notes receivable	265,232
Accounts and notes receivable from affiliates	83,920
Prepaid expenses	(12,521)
Accounts payable	70,584
Accounts payable to affiliates	499,437
Accrued liabilities	1,656
Deferred revenue	28,725
Net cash used in operating activities discontinued operations	(24,290)

Net cash provided by operating activities	5,488,335

Cash flows from investing activity:
Purchase of property and equipment	(12,865)

Net cash used in investing activity	(12,865)
Cash flows from financing activities:
Payments on debt	(90,000)
Payments on repurchase of units	(161,495)
Payments on notes receivable from partners	156,704
Distributions to partners	(5,053,739)
Net cash used in financing activities of discontinued operations	(126,546)

Net cash used in financing activities	(5,275,076)
Net increase in cash and cash equivalents	200,394
Cash and cash equivalents, beginning of year	292,679

Cash and cash equivalents, end of year	$493,073

Supplemental disclosures of cash flow information:
Cash paid during the year for interest, continuing operations	$19,628
Cash paid during the year for interest, discontinued operations	84,099
Schedule of noncash financing activities:
Repurchase of units for notes payable	$332,839

See accompanying notes to financial statements.

RE/MAX/KEMCO PARTNERSHIP, L.P.

Notes to Consolidated Financial Statements

December 31, 2012

(1)	Organization and Summary of Significant Accounting Policies

(a)	Organization

RE/MAX/KEMCO Partnership, L.P. (the Partnership) owns the rights to sell RE/MAX franchises covering the state of Texas under regional franchise agreements issued by RE/MAX, LLC, a wholly owned subsidiary of RMCO, LLC, which expire in 2017. The accompanying consolidated financial statements include the accounts of the Partnership and variable interest entities (VIEs) where the Partnership is the primary beneficiary, collectively referred to as the Company.

The Partnership’s revenues are derived from continuing franchise and broker fees from franchisees and agents and the sale of real estate brokerage franchises. The Partnership grants franchisees a license to use the RE/MAX name, trademark, promotional and operating materials, and concepts. The residential real estate market tends to be cyclical and typically is affected by changes in general economic conditions which are beyond the Company’s control. Declines in the residential real estate market as well as other macro-economic conditions, including fluctuations in debt and equity capital markets, levels of unemployment, consumer confidence and the general condition of the U.S. and the global economy have and may continue to impact the consolidated financial results of the Partnership.

Effective on the close of business on December 31, 2012, RE/MAX, LLC acquired certain assets of the Partnership, including the regional franchise agreements, issued by RE/MAX, LLC, permitting the sale of RE/MAX franchises in the state of Texas. The purchase price was $45,500,000 and was paid in cash.

(b)	Significant Accounting Policies

Revenue Recognition

Continuing franchise and broker fees are recognized as income in the month they become contractually due and payable under the terms of the franchise agreements.

A franchise sale is recognized upon the sale of a real estate franchise. Upon the sale, the Partnership has no significant operational obligations; substantially all of the initial company services have been performed and other conditions affecting consummation of the sale have been met. The Partnership provides limited financing of certain franchise sales through the issuance of notes receivable that generally bear interest at a rate of 6%, which is fixed at the inception of the note.

In the event the franchisee fails to perform under the franchise agreement or defaults on the purchase obligations, the Partnership has the right to reacquire the franchise and to resell or operate that specific franchise.

Trade accounts receivable are recorded at the time they become contractually due and payable under the terms of the franchise agreement and do not bear interest. The Partnership has not and does not intend to sell these receivables. Notes receivable represent trade receivables under formal repayment provisions. Amounts collected on notes receivable are included in net cash provided by operating activities in the consolidated statement of cash flows. The allowance for doubtful accounts and notes is the Partnership’s best estimate of the amount of probable credit losses in the Partnership’s existing accounts and notes receivable, and is based on historical experience, industry and general economic conditions, and the attributes of specific accounts. Account and note balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

RE/MAX/KEMCO PARTNERSHIP, L.P.

Notes to Consolidated Financial Statements (continued)

December 31, 2012

For the year ended December 31 2012, bad debt expense related to trade accounts and notes receivable was approximately $66,000 and is reflected in provision for doubtful debt and notes in the accompanying consolidated statement of income.

Income Taxes

Federal taxes on net taxable earnings are payable personally by the Company’s partners pursuant to the Company’s elections to be considered flow-through entities for tax purposes under Subchapter K of the Internal Revenue Code. Accordingly, no provision has been made for federal taxes in the accompanying consolidated financial statements.

The Partnership is subject to Texas franchise tax. For the year ended December 31, 2012, the estimated Texas franchise tax expense is $52,000 and is reflected in selling, general and administrative expenses in the accompanying consolidated statement of income.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company does not believe it has any significant uncertain tax positions. Accordingly, the Company did not record any adjustments or recognize interest expense for uncertain tax positions for the year ended December 31, 2012.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas in which management uses estimates and assumptions include allowance for doubtful accounts and notes receivable and the determination of revenue to be deferred related to collectability of amounts due. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Partnership and VIEs where the Partnership was considered the primary beneficiary. See Note 2 for disclosure regarding the Partnership’s participation in VIEs. All significant intercompany accounts and transactions have been eliminated in consolidation.

Land, Property and Equipment

Land, property, and equipment are stated at cost. Depreciation is provided for on a straight-line method over the estimated useful life of each asset and commences when property is placed in service.

RE/MAX/KEMCO PARTNERSHIP, L.P.

Notes to Consolidated Financial Statements (continued)

December 31, 2012

Long-Lived Assets

The Company reviews its long-lived assets and franchise agreements subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As of December 31, 2012, there were no impairments indicated for such assets.

Discontinued Operations

In December 2012, RMX Acquisitions, LLC (RMX Acquisitions), a consolidated VIE of the Partnership, committed to a plan to sell its sole operating asset, an aircraft used for business purposes. This entity is wholly owned by a partner of the Partnership. On January 10, 2013, RMX Acquisitions entered into a contract to sell the aircraft and on January 22, 2013 completed the sale. Upon the sale of the aircraft, the Partnership is no longer the primary beneficiary of this entity. The carrying amount of the aircraft at December 31, 2012 approximated the amount for which it is sold. Revenues earned by RMX Acquisitions, net of any expenses paid are allocable to the member of RMX Acquisitions and are considered income from discontinued operations in the accompanying consolidated statement of income. Unless otherwise indicated, amounts and discussions in these notes pertain to the Company’s continuing operations.

(2)	Variable Interest Entities

(a)	Evermore Real Estate Holdings, LLC

Evermore Real Estate Holdings, LLC (Evermore) owns an office building leased by the Partnership. The single member of Evermore is also a partner of the Partnership. As Evermore is dependent on the Partnership for its primary source of revenue, Evermore is considered a VIE. Further, the Partnership determined that it is the primary beneficiary of the VIE and, therefore, included the accounts of Evermore in its consolidated financial statements.

(b)	RMX Acquisitions, LLC

RMX Acquisitions owned an aircraft leased by the Partnership. The single member of RMX Acquisitions is also a partner of the Partnership. As RMX Acquisitions is dependent on the Partnership for its primary source of revenue, RMX Acquisitions is considered a VIE. Further, the Partnership determined that it is the primary beneficiary of the VIE and, therefore, included the accounts of RMX Acquisitions in its consolidated financial statements.

RE/MAX/KEMCO PARTNERSHIP, L.P.

Notes to Consolidated Financial Statements (continued)

December 31, 2012

For the year ended December 31, 2012, the income statements for Evermore and RMX Acquisitions are summarized as follows:

	Evermore	RMX Acquisitions	Total
Revenues:
Other income	$255,196	$218,790	$473,986

Total revenues	255,196	218,790	473,986

Operating costs and expenses:
Selling, general and administrative expenses	145,170	15,630	160,800
Depreciation and amortization	42,119	13,541	55,660

Total operating costs and expenses	187,289	29,171	216,460

Operating income	67,907	189,619	257,526
Other expenses:
Interest expense	(5,769)	(84,099)	(89,868)

Net income	$62,138	$105,520	$167,658

At December 31, 2012, the member’s interest in Evermore totaled $1,261,843, and the member’s interest in RMX Acquisitions, a discontinued operation, totaled $209,930.

(3)	Land, Property and Equipment

Land, property and equipment consist of the following at December 31, 2012:

	Depreciable life	2012
	Shorter of estimated useful life or
Leasehold improvements	life of lease	$18,065
Land	Not depreciable	85,000
Building and improvements	39 years	1,642,652
Office furniture, fixtures and equipment	3 – 7 years	199,738

		1,945,455
Less accumulated depreciation		(550,500)

		$1,394,955

Depreciation expense for the year ended December 31, 2012 was $65,308.

(4)	Franchise Agreements

The Partnership owns the rights to sell RE/MAX franchises covering the state of Texas under regional franchise agreements issued by RE/MAX, LLC. The franchise agreements are being amortized over the remaining terms, which expire in 2017.

RE/MAX/KEMCO PARTNERSHIP, L.P.

Notes to Consolidated Financial Statements (continued)

December 31, 2012

The estimated future amortization of the franchise agreements is as follows:

Year ending December 31:
2013	$351,255
2014	351,255
2015	351,255
2016	351,255
2017	68,565

$1,473,585

Amortization expense for the year ended December 31, 2012 was $351,255.

(5)	Debt

Debt consists of the following as of December 31, 2012:

JP Morgan Chase Bank, N.A. loan	$157,500
Allegiance Bank Texas loan	1,309,326

JPMorgan Chase, N.A. Loan

On October 20, 2009, the Partnership’s VIE, Evermore, entered into a credit agreement with JPMorgan Chase Bank, N.A. for a $450,000 loan. The significant terms and conditions of the credit agreement are as follows:

•

Interest rates with respect to the loan are based on the greater of (a) JPMorgan Chase Bank, N.A.’s prime rate, less 0.50% and (b) adjusted one month LIBOR, equaling 2.5% per annum plus the quotient of (1) the one-month LIBOR divided by (2) one minus the reserve requirement applicable to dollar deposits in the London InterBank market with a maturity equal to one month.

•	On the 20th of each month, mandatory principal payments of $7,500 are due commencing November 20, 2009 through October 20, 2014.

•	The interest rate payable on the loan at December 31, 2012 was 2.75%, which was based on the prime rate 3.25% less 0.50%.

•	The loan is secured by a deed of trust on the building owned by Evermore. There is no recourse to the general credit of the Partnership.

Allegiance Bank Texas Loan

On October 20, 2010, the Partnership’s VIE, RMX Acquisitions, entered into a credit agreement with Allegiance Bank Texas for a $1,574,867 loan. The significant terms and conditions of the credit agreement are as follows:

•	Interest rate with respect to the loan is 6.0% per annum.

•

The loan is secured by the aircraft owned by RMX Acquisitions. In conjunction with the sale of the aircraft on January 22, 2013, the loan was paid in full on January 22, 2013. See Note 1 for disclosure regarding the sale of the aircraft.

RE/MAX/KEMCO PARTNERSHIP, L.P.

Notes to Consolidated Financial Statements (continued)

December 31, 2012

•

Prior to early payment on January 22, 2013, mandatory payments of $17,554 were due commencing November 20, 2010 through October 20, 2015, at which time a final payment of approximately $881,000 was due. The monthly payments included both principal and interest.

•	The loan is guaranteed by the controlling partner of the Partnership. There is no recourse to the general credit of the Partnership.

•

The credit agreement provides for restrictions on, among other things, additional indebtedness, business activities substantially different than those in which RMX Acquisitions currently operates, consolidations or liquidations, and loans or advances to any person.

(6)	Partners’ Capital

The Partnership has one general partner and four limited partners with varying partnership interests. Distributions are made monthly and are applied against the partners’ capital balances. During January 2012, a limited partner sold his partnership interest back to the Partnership for $410,000 of notes payable.

(7)	Commitments and Contingencies

Commitments

The Partnership leases office space and equipment under noncancelable operating leases. Future minimum payments under these leases and commitments are as follows:

Rent payments
Year ending December 31:
2013	$20,211
2014	1,881

$22,092

Minimum rent payments under noncancelable operating leases are recognized on a straight-line basis over the terms of the leases. Total rent expense was $47,700 for the year ended December 31, 2012.

During July 2012, the Partnership entered into a two-year lease extension for its office space and storage facility with its consolidated VIE, Evermore. Lease payments made to Evermore during the year ended December 31, 2012 amounted to $141,600.

During February 2010, the Partnership entered into a three-year lease agreement for the use of an aircraft with its consolidated VIE, RMX Acquisitions. Lease and sales tax payments made to RMX Acquisitions during the year ended December 31, 2012 amounted to $219,000. The Partnership was responsible for substantially all operating expenses of the aircraft as well.

Litigation

The Company is subject to litigation claims arising in the ordinary course of business. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

RE/MAX/KEMCO PARTNERSHIP, L.P.

Notes to Consolidated Financial Statements (continued)

December 31, 2012

Legal costs incurred in connection with loss contingencies are expensed as incurred. It is the opinion of the Company’s management that all claims and litigation involving the Company are not likely to have a material adverse effect on its financial position or results of operations.

(8)	Defined-Contribution Savings Plan

The Company sponsors a safe harbor employee retirement plan (401(k) Plan) that provides employees of the Company an opportunity to accumulate funds for retirement. The Company provides matching contributions. During the year ended December 31, 2012, the Company expensed approximately $53,000 for matching contributions to the 401(k) Plan.

(9)	Related-Party Transactions

The Company’s administrative personnel are employed by Kemco, L.P., a partner of the Partnership. For the year ended December 31, 2012, Kemco, L.P. charged approximately $2,120,000 in salaries and benefit costs to the Company. These charges are included in selling, general and administrative expenses in the accompanying consolidated statement of income. As of December 31, 2012, Kemco, L.P. owed the Company approximately $61,000.

The Partnership performs administrative tasks for and routinely shares costs with the Institutional Promotional Fund (the IPF), an advertising corporation that promotes the RE/MAX brand. The IPF is a corporation owned by the partners of the Partnership. As of December 31, 2012, the Partnership owed approximately $1,018,000 to the IPF.

The Partnership pays administrative costs for Texas Sentinels Foundation, Inc, a 501(c)(3) nonprofit foundation founded by a partner of the Company. During the year ended December 31, 2012, the Partnership paid approximately $137,000 in payments to Texas Sentinels Foundation, Inc. These payments are included in selling, general and administrative expenses in the accompanying consolidated statement of income.

A partner of the Partnership owns RE/MAX brokerage operations in Texas that pay regional continuing franchise fees, broker fees, and franchise sales, as do all other RE/MAX franchisees, to the Partnership. During the year ended December 31, 2012, the real estate brokerage operations paid approximately $252,000 and $132,000 in continuing franchise fees and broker fees, respectively, to the Partnership. These payments are included in continuing franchise fees and broker fees, respectively, in the accompanying consolidated statement of income. During the year ended December 31, 2012, the real estate brokerage operations paid approximately $10,000 under notes payable to the Partnership. As of December 31, 2012, the real estate brokerage operations owed approximately $7,000 to the Partnership.

On July 1, 2010, the Partnership loaned a limited partner $299,020 with a 5% interest rate, collateralized by partnership units. The loan matures on May 31, 2015. As of December 31, 2012, the limited partner owed the Partnership approximately $124,000 on the loan and is included as an offset to partners’ capital in the accompanying consolidated statement of partners’ capital and noncontrolling interest. For the year ended December 31, 2012, the Partnership recognized approximately $8,000 in interest income related to this loan.

On July 1, 2009, the Partnership loaned a limited partner $299,020 with a 5% interest rate, collateralized by partnership units. The loan matures on June 30, 2014. As of December 31, 2012, the limited partner owed the Partnership approximately $31,000 on the loan and is included as an offset to partners’ capital in the

RE/MAX/KEMCO PARTNERSHIP, L.P.

Notes to Consolidated Financial Statements (continued)

December 31, 2012

accompanying consolidated statement of partners’ capital and noncontrolling interest. For the year ended December 31, 2012, the Partnership recognized approximately $4,000 in interest income related to this loan.

The Partnership provides services to certain affiliated entities such as accounting and technology. During the year ended December 31, 2012, $222,000 was paid from the affiliated entities to the Partnership for its services. These payments are included as a reduction to selling, general and administrative expenses in the accompanying consolidated statement of income.

The Partnership’s consolidated VIE, RMX Acquisitions, leases an aircraft to the Partnership. A partner of the Partnership who is also the single member of RMX Acquisitions uses the aircraft for personal use. As of December 31, 2012, personal use of the aircraft totaled $75,439. These payments are included as income from discontinued operations in the accompanying consolidated statement of income.

(10)	Subsequent Events

Management has evaluated all subsequent events through June 20, 2013, the date the consolidated financial statements were available to be issued.

remax.com

global.remax.com

remaxcommercial.com

joinremax.com

theremaxcollection.com

remax-franchise.com

©2013 RE/MAX, LLC. 130608

Each office independently owned and operated.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount to be paid
SEC Registration Fee	$32,941
FINRA Filing Fee	36,725
Initial NYSE Listing Fee	94,442
Legal Fees and Expenses	4,360,000
Accounting Fees and Expenses	4,950,000
Offering Advisory Fees	930,000
Printing and Engraving Expenses	300,000
Blue Sky Fees and Expenses	15,000
Transfer Agent and Registrar Fees	2,500
Miscellaneous Expenses	278,392

Total	$11,000,000

Item 14.	Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) provides that a corporation may, in its original certificate of incorporation or an amendment thereto, eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions or (4) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation provides for such limitation of liability.

Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our certificate of incorporation as it will be in effect upon the completion of this offering provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Our bylaws as will be in effect upon the completion of this offering provide for the indemnification of officers and directors acting on our behalf if this person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

In addition, we have entered into separate indemnification agreements with each of our executive officers and directors, a form of which is filed as Exhibit 10.2 hereto. Such agreements may require us, among other things, to advance expenses and otherwise indemnify our executive officers and directors against certain liabilities that may arise by reason of their status or service as executive officers or directors, to the fullest extent permitted by law. We intend to enter into indemnification agreements with any new directors and executive officers in the future.

Upon the consummation of this offering, RMCO, LLC intends to enter into its fourth amended and restated limited liability company agreement, which will provide for indemnification of certain of its stockholders for certain liabilities arising under the Securities Act.

The underwriting agreement (filed as Exhibit 1.1 hereto) provides for indemnification by the underwriters of our directors and officers for certain liabilities arising under the Securities Act.

We intend to purchase and maintain insurance on behalf of us and any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.	Recent Sales of Unregistered Securities

Since December 31, 2009, we have sold the following unregistered securities:

1.	On April 16, 2010, RMCO, LLC issued 112,500 Class A preferred units to Weston Presidio V, L.P. for an aggregate purchase price of $30.0 million.

2.	On November 15, 2012, RMCO, LLC issued options to purchase 31,500 units of Class B units, at an exercise price of $90.08.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act (or Rule 506 of Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or pursuant to a compensatory benefit plan approved by the registrant’s board of directors. Each recipient of the securities in these transactions represented his, her or its intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in each such transaction. In each case, the recipient received adequate information about the registrant or had adequate access, through his, her or its relationship with the registrant, to information about the registrant. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.

2.1	Asset Purchase Agreement, dated as of December 31, 2012, by and among RE/MAX/KEMCO Partnership, L.P., d/b/a RE/MAX of Texas, RE/MAX, LLC and Richard Filip, Charles El-Moussa, Brian Parker and Philip Leung. (Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby undertakes to furnish supplemental copies of any omitted exhibits and schedules upon request by the SEC.)

3.1*	Form of Amended and Restated Certificate of Incorporation of RE/MAX Holdings, Inc., to be in effect upon completion of this offering.

3.2*	Form of Bylaws of RE/MAX Holdings, Inc., to be in effect upon completion of this offering.

4.1*	Form of RE/MAX Holdings, Inc.’s Class A common stock certificate.

5.1	Opinion of Morrison & Foerster LLP.

10.1*†	RE/MAX Holdings, Inc. 2013 Stock Incentive Plan and related documents.

10.2*†	Form of Stock Option Grant Agreement.

10.3*†	Form of Indemnification Agreement by and between RE/MAX Holdings, Inc. and each of its directors and executive officers.

10.4‡	Credit Agreement, dated as of July 31, 2013, among RMCO, LLC, RE/MAX, LLC, the several lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent.

10.5‡	Lease, dated April 16, 2010, by and between Hub Properties Trust and RE/MAX International, LLC.

10.6	Employment Agreement, dated as of March 1, 2010, by and between RE/MAX International Holdings, Inc., RE/MAX, LLC and Margaret M. Kelly.

10.7	Employment Agreement, dated as of March 1, 2010, by and between RE/MAX International Holdings, Inc., RE/MAX, LLC and David M. Metzger.

10.8	Employment Agreement, dated as of July 1, 2010, by and between RE/MAX International Holdings, Inc., RE/MAX, LLC and Geoffrey Lewis.

10.9	Employment Agreement, dated as of October 1, 2010, by and between RE/MAX International Holdings, Inc., RE/MAX, LLC and Mike Ryan.

10.10*	Form of Registration Rights Agreement by and among RE/MAX Holdings, Inc. and RIHI, Inc.

10.11*	Form of Management Services Agreement.

10.12*	Form of RMCO, LLC fourth amended and restated limited liability company agreement.

10.13*	Form of Tax Receivable Agreement.

21.1‡	Subsidiary List of RE/MAX Holdings, Inc.

23.1	Consent of Independent Registered Public Accounting Firm for RMCO, LLC.

23.2	Consent of Independent Auditors for RE/MAX/KEMCO Partnership.

23.3	Consent of Independent Registered Public Accounting Firm for RE/MAX Holdings, Inc.

23.4	Consent of Counsel (included in exhibit 5.1).

24.1‡	Power of Attorney (included on signature page).

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan or arrangement.
‡	Previously filed.

(b)	Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 19th day of September, 2013.

RE/MAX HOLDINGS, INC.

By:	/s/ Geoffrey D. Lewis
Geoffrey D. Lewis Executive Vice President and Chief Legal and Compliance Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* David L. Liniger	Chairman of the Board and Co-Founder (Principal Executive Officer)	September 19, 2013

* Margaret M. Kelly	Chief Executive Officer and Director (Principal Executive Officer)	September 19, 2013

* David M. Metzger	Chief Operating Officer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 19, 2013

* Gail A. Liniger	Vice Chair of the Board and Co-Founder	September 19, 2013

* Vincent J. Tracey	President and Director	September 19, 2013

* Gilbert Baird III	Director	September 19, 2013

* Scott M. Bell	Director	September 19, 2013

* Richard O. Covey	Director	September 19, 2013

* Kathleen J. Cunningham	Director	September 19, 2013

* Roger J. Dow	Director	September 19, 2013

* David L. Ferguson	Director	September 19, 2013

Signature		Title	Date

* Ronald E. Harrison		Director	September 19, 2013

* Daryl L. Jesperson		Director	September 19, 2013

* Daniel J. Predovich		Director	September 19, 2013

* By:	/s/ Geoffrey D. Lewis Geoffrey D. Lewis Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.

2.1	Asset Purchase Agreement, dated as of December 31, 2012, by and among RE/MAX/KEMCO Partnership, L.P., d/b/a RE/MAX of Texas, RE/MAX, LLC and Richard Filip, Charles El-Moussa, Brian Parker and Philip Leung. (Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby undertakes to furnish supplemental copies of any omitted exhibits and schedules upon request by the SEC.)

3.1*	Form of Amended and Restated Certificate of Incorporation of RE/MAX Holdings, Inc., to be in effect upon completion of this offering.

3.2*	Form of Bylaws of RE/MAX Holdings, Inc., to be in effect upon completion of this offering.

4.1*	Form of RE/MAX Holdings, Inc.’s Class A common stock certificate.

5.1	Opinion of Morrison & Foerster LLP.

10.1*†	RE/MAX Holdings, Inc. 2013 Stock Incentive Plan and related documents.

10.2*†	Form of Stock Option Grant Agreement.

10.3*†	Form of Indemnification Agreement by and between RE/MAX Holdings, Inc. and each of its directors and executive officers.

10.4‡	Credit Agreement, dated as of July 31, 2013, among RMCO, LLC, RE/MAX, LLC, the several lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent.

10.5‡	Lease, dated April 16, 2010, by and between Hub Properties Trust and RE/MAX International, LLC.

10.6	Employment Agreement, dated as of March 1, 2010, by and between RE/MAX International Holdings, Inc., RE/MAX, LLC and Margaret M. Kelly.

10.7	Employment Agreement, dated as of March 1, 2010, by and between RE/MAX International Holdings, Inc., RE/MAX, LLC and David M. Metzger.

10.8	Employment Agreement, dated as of July 1, 2010, by and between RE/MAX International Holdings, Inc., RE/MAX, LLC and Geoffrey Lewis.

10.9	Employment Agreement, dated as of October 1, 2010, by and between RE/MAX International Holdings, Inc., RE/MAX, LLC and Mike Ryan.

10.10*	Form of Registration Rights Agreement by and among RE/MAX Holdings, Inc. and RIHI, Inc.

10.11*	Form of Management Services Agreement.

10.12*	Form of RMCO, LLC fourth amended and restated limited liability company agreement.

10.13*	Form of Tax Receivable Agreement.

21.1‡	Subsidiary List of RE/MAX Holdings, Inc.

23.1	Consent of Independent Registered Public Accounting Firm for RMCO, LLC.

23.2	Consent of Independent Auditors for RE/MAX/KEMCO Partnership.

23.3	Consent of Independent Registered Public Accounting Firm for RE/MAX Holdings, Inc.

23.4	Consent of Counsel (included in exhibit 5.1).

24.1‡	Power of Attorney (included on signature page).

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan or arrangement.
‡	Previously filed.